MAYER·BROWN

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March 6, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re: Nissan Auto Receivables Corporation II -
        Draft Exhibits to Form SF-3 for Review

In connection with Nissan Auto Receivable Corporation II's draft Form SF-3, which was submitted for review in connection with the Securities and Exchange Commission's draft filing review program for revised Regulation AB on February 19, 2015, attached are drafts of certain exhibits to the Form SF-3, listed below. The CIK number for Nissan Auto Receivables Corporation II ("NARC II") is 0001129068.

Exhibit No.	Description
4.1	Form of Indenture between Nissan Auto Receivables 20[●]-[●] Owner Trust and [●], as Indenture Trustee (including forms of Notes)
10.1	Form of Sale and Servicing Agreement between Nissan Auto Receivables 20[●]-[●] Owner Trust, NARC II, as Seller, Nissan Motor Acceptance Corporation ("NMAC"), as Servicer and [●], as Indenture Trustee
10.2	Form of Purchase Agreement between NMAC, as Seller and NARC II, as Purchaser
10.3	Form of Administration Agreement between Nissan Auto Receivables 20[●]-[●] Owner Trust, the Administrator, [●], as Indenture Trustee and [●], as Owner Trustee
10.5	Form of Amended and Restated Trust Agreement between Nissan Auto Receivables Corporation II ("NARC II"), as Depositor and [●], as Owner Trustee
36.1	Form of Depositor Certification for Shelf Offerings of Asset-Backed Securities

Please do not hesitate to contact us with any questions or comments on the attached.

Best regards,

/s/ Louis C. Shansky

Louis C. Shansky

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia
and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

SALE AND SERVICING AGREEMENT

among

NISSAN AUTO RECEIVABLES 20[   ]-[   ] OWNER TRUST,

as Issuer,

NISSAN AUTO RECEIVABLES CORPORATION II,

as Seller,

and

NISSAN MOTOR ACCEPTANCE CORPORATION,

as Servicer

Dated as of [_____]

TABLE OF CONTENTS

Page

SALE AND SERVICING AGREEMENT, dated as of [_____] (this "Agreement"), among NISSAN AUTO RECEIVABLES 20[   ]-[   ] OWNER TRUST, a Delaware statutory trust (the "Issuer"), NISSAN AUTO RECEIVABLES CORPORATION II, a Delaware corporation (the "Seller"), and NISSAN MOTOR ACCEPTANCE CORPORATION, a California corporation in its individual capacity (in such capacity, "NMAC") and as Servicer (in such capacity, the "Servicer"). Capitalized terms used herein without definition shall have the respective meanings assigned to such terms in Article I.

WHEREAS, the Issuer desires to purchase a portfolio of receivables arising in connection with retail installment sales contracts secured by new, near-new or used automobiles and light-duty trucks originated by NMAC in the ordinary course of business and sold to the Seller;

WHEREAS, the Seller is willing to sell such receivables to the Issuer; and

WHEREAS, the Servicer is willing to service such receivables.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties hereto hereby agree as follows:

ARTICLE I.

Definitions

SECTION 1.01 Definitions. Except as otherwise provided in this Agreement, whenever used herein, the following words and phrases, unless the context otherwise requires, shall have the following respective meanings:

"Account Property" means the Accounts, all amounts and investments held from time to time in any Account (whether in the form of deposit accounts, Physical Property, book-entry securities, uncertificated securities or otherwise), and all proceeds of the foregoing.

"Accounts" means, collectively, the Collection Account and the Reserve Account

"Action" shall have the meaning assigned to such term in Section 11.03(a) of the Indenture.

["Adjusted Pool Balance" means, at any time, an amount equal to the Pool Balance minus the YSOC Amount.]

"Administration Agreement" means the Administration Agreement, dated as of the Closing Date, among the Administrator, the Issuer, the Indenture Trustee and the Owner Trustee.

"Administrator" means NMAC, or any successor Administrator under the Administration Agreement.

"Affiliate" means, with respect to any specified Person, any other Person controlling or controlled by or under common control with such specified Person. For the purposes of this definition, "control," when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the term "controlling" and "controlled" have meanings correlative to the foregoing.

"Amount Financed" with respect to any Receivable, means the amount advanced under the Receivable toward the purchase price of the related Financed Vehicle and any related costs, including but not limited to accessories, insurance premiums, service and warranty contracts and other items customarily financed as part of retail automobile and light-duty truck installment sale contracts.

"Annual Percentage Rate" or "APR" of a Receivable means the annual rate of finance charges stated in such Receivable.

"Applicant" shall have the meaning assigned to such term in Section 7.01 of the Indenture.

"Assignment" means the document of assignment attached to the Purchase Agreement as Exhibit A.

"Authorized Officer" means (a) with respect to the Issuer, (i) any officer of the Owner Trustee who is authorized to act for the Owner Trustee in matters relating to the Issuer and who is identified on the list of Authorized Officers delivered by the Owner Trustee to the Indenture Trustee on the Closing Date and (ii) so long as the Administration Agreement is in effect, the President, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary, and any Assistant Secretary of the Administrator, (b) with respect to the Seller or the Servicer, any chairman of the board, the president, any executive vice president, any vice president, the treasurer, any assistant treasurer or the controller of the Seller or the Servicer, as applicable, (c) with respect to the Indenture Trustee, any officer within the Corporate Trust Office of the Indenture Trustee, including any Vice President, Assistant Vice President, Secretary, Assistant Secretary or any other officer of the Indenture Trustee customarily performing functions similar to those performed by any of the above designated officers and also, with respect to a particular matter, any other officer to whom such matter is referred because of such officer's knowledge of and familiarity with the particular subject and who, in each case, shall have direct responsibility for the administration of the Indenture and (d) with respect to the Owner Trustee, any officer in the Corporate Trust Administration Department of the Owner Trustee with direct responsibility for the administration of the Trust Agreement and the Basic Documents on behalf of the Owner Trustee.

"Available Amounts" means, with respect to any Distribution Date, the sum of (i) all Collections received by the Servicer during the related Collections Period[,and] (ii) the sum of the Repurchase Payments deposited into the Collection Account with respect to each Receivable that is to become a Repurchased Receivable on such Distribution Date[, (iii) the Net [Swap][Cap] Receipts (excluding [Swap][Cap] Termination Payments received from the [Swap Counterparty][Cap Provider] and deposited into the [Swap][Cap] Termination Payment Account, if any), (iv) amounts on deposit in the Swap Termination Payment Account to the extent such amounts are required to be included in Available Amounts pursuant to Section 2.14 of the Indenture], and (v) in the case of an Optional Purchase, the Optional Purchase Price.

"Bankruptcy Code" means the United States Bankruptcy Code, 11 U.S.C. § 101 et seq.

"Bankruptcy Remote Party" means each of NARC II, the Issuer, any other trust created by NARC II or any limited liability company or corporation wholly owned by NARC II.

"Base Servicing Fee" means the fee payable to the Servicer on each Distribution Date for services rendered during the related Collection Period, which shall be equal to one-twelfth of the Servicing Rate multiplied by the Pool Balance as of the close of business on the last day of the immediately preceding Collection Period or, with respect to the first Distribution Date, the Original Pool Balance.

"Basic Documents" means the Purchase Agreement, the Trust Agreement, the Certificate of Trust, this Agreement, the Indenture, the Administration Agreement, [the Interest Rate [Swap][Cap] Agreement(s),] the Note Depository Agreement and the other documents and certificates delivered in connection herewith and therewith.

"Benefit Plan" means an "employee benefit plan" as defined in Section 3(3) of ERISA, which is subject to the provisions of Title I of ERISA, a "plan" described in and subject to Section 4975 of the Code or any entity whose underlying assets include "plan assets" by reason of an employee benefit plan's or plan's investment in the entity.

"Book-Entry Notes" means a beneficial interest in the Notes, ownership and transfers of which shall be made through book entries by a Clearing Agency as described in Section 2.10 of the Indenture.

"Business Day" means any day except a Saturday, a Sunday or a day on which banks in the city and state where the Corporate Trust Office is located, New York, New York, Franklin, Tennessee, Irving, Texas or [Wilmington, Delaware] are authorized or obligated by law, regulation, executive order or governmental decree to be closed.

["Calculation Agent" has the meaning specified in Section 2.14(c) of the Indenture.]

["Cap Provider" means an unaffiliated third party, as cap counterparty under any Interest Rate Cap Agreement.]

"Certificate" means any of the Certificates executed by the Issuer and authenticated by the Owner Trustee, evidencing a beneficial ownership interest in the Trust, substantially in the form set forth in Exhibit A to the Trust Agreement.

"Certificate Balance" means, as of any Distribution Date, the Original Certificate Balance, reduced by all amounts distributed to the Certificateholders pursuant to Section 5.06(a)(viii) of this Agreement and/or Section 5.04(b)(6) of the Indenture hereof (but in no event less than zero). For the purposes of determining whether the vote of the requisite percentage of Certificateholders necessary to effect any consent, waiver, request or demand shall have been obtained, the Certificate Balance shall be deemed to be reduced by the amount equal to the balance (without giving effect to this provision) evidenced by any Certificate registered in the name of the Seller, the Servicer or any Person actually known to an Authorized Officer of the Owner Trustee or the Indenture Trustee, as the case may be, to be the Seller or the Servicer or any of their Affiliates and the vote of any such party shall be excluded for such calculation (unless at such time all Certificates are then owned by the Seller or the Servicer or any of their Affiliates).

"Certificate Distribution Account" means an Eligible Account established by the Owner Trustee pursuant to Section 5.01(a) of the Trust Agreement.

"Certificate Factor" means, with respect to any Distribution Date, a seven-digit decimal figure obtained by dividing the Certificate Balance as of the close of business on the last day of the related Collection Period by the Original Certificate Balance.

"Certificate of Title" means, with respect to any Financed Vehicle, the certificate of title or other documentary evidence of ownership of such Financed Vehicle as issued by the department, agency or official of the jurisdiction (whether in paper or electronic form) in which such Financed Vehicle is titled responsible for accepting applications for, and maintaining records regarding, certificates of title and liens thereon.

"Certificate of Trust" means the Certificate of Trust filed with respect to the formation of the Issuer pursuant to Section 3810(a) of the Statutory Trust Act.

"Certificate Pool Factor" means, with respect to any Distribution Date, a seven digit decimal figure obtained by dividing the Certificate Balance as of the close of business on the last day of the related Collection Period by the Original Certificate Balance.

"Certificate Register" means the register maintained by the Certificate Registrar pursuant to Section 3.03 of the Trust Agreement recording the names of the Certificateholders.

"Certificate Registrar" means [_____], unless and until a successor thereto is appointed pursuant to Section 3.03 of the Trust Agreement. The Certificate Registrar initially designates its offices at [_____], as its offices for purposes of Section 3.03 of the Trust Agreement.

"Certificateholder" means a Person in whose name a Certificate is registered in the Certificate Register.

"Class" means any one of the classes of the Notes.

"Class A-1 Final Scheduled Distribution Date" means [_____].

"Class A-1 Interest Rate" means [_____]% per annum.

"Class A-1 Note" means any of the [_____]% Asset Backed Notes, Class A-1, issued under the Indenture, substantially in the form of Exhibit A to the Indenture.

"Class A-1 Noteholder" means the Person in whose name a Class A-1 Note is registered in the Note Register.

["Class A-2 Noteholders" means the Class A-2a Noteholders and the Class A-2b Noteholders.]

["Class A-2 Notes" means, collectively, the Class A-2a Notes and the Class A-2b Notes.]

"Class A-2[a] Final Scheduled Distribution Date" means [_____].

"Class A-2[a] Interest Rate" means [_____]% per annum.

"Class A-2[a] Note" means any of the [_____]% Asset Backed Notes, Class A-2[a], issued under the Indenture, substantially in the form of Exhibit A to the Indenture.

"Class A-2[a] Noteholder" means the Person in whose name a Class A-2[a] Note is registered in the Note Register.

["Class A-2b Final Scheduled Distribution Date" means [_____].]

["Class A-2b Interest Rate" means a rate equal to LIBOR plus [_____]% per annum.]

["Class A-2b Note" means any of the LIBOR plus [_____]% Asset Backed Notes, Class A-2b, issued under the Indenture, substantially in the form of Exhibit A to the Indenture.]

["Class A-2b Noteholder" means the Person in whose name a Class A-2b Note is registered in the Note Register.]

"Class A-3 Final Scheduled Distribution Date" means [_____].

"Class A-3 Interest Rate" means [_____]% per annum.

"Class A-3 Note" means any of the [_____]% Asset Backed Notes, Class A-3, issued under the Indenture, substantially in the form of Exhibit A to the Indenture.

"Class A-3 Noteholder" means the Person in whose name a Class A-3 Note is registered in the Note Register.

"Class A-4 Final Scheduled Distribution Date" means [_____].

"Class A-4 Interest Rate" means [_____]% per annum.

"Class A-4 Note" means any of the [_____]% Asset Backed Notes, Class A-4, issued under the Indenture, substantially in the form of Exhibit A to the Indenture.

"Class A-4 Noteholder" means the Person in whose name a Class A-4 Note is registered in the Note Register.

"Clearing Agency" means an organization registered as a "clearing agency" pursuant to Section 17A of the Exchange Act.

"Clearing Agency Participant" means a broker, dealer, bank, other financial institution or other Person for whom from time to time a Clearing Agency effects book-entry transfers and pledges of securities deposited with the Clearing Agency.

"Closing Date" means [_____].

"Code" means the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder.

"Collateral" means the property of the Issuer subject to the Granting Clause of the Indenture.

"Collection Account" means the account designated as such, established and maintained pursuant to Section 5.01.

"Collection Period" means the period commencing on the first day of each calendar month and ending on the last day of such calendar month (or, in the case of the initial Collection Period, the period commencing on the [close of business] on the Cut-Off Date and ending on [_____]). As used herein, the "related" Collection Period with respect to a Distribution Date shall be deemed to be the Collection Period which precedes such Distribution Date.

"Collections" means, for any Distribution Date, the sum of the following amounts received during the related Collection Period: (i) all collections on Receivables, (ii) without duplication of amounts described in clause (i), all Net Liquidation Proceeds, and (iii) the amount, if any, deposited into the Collection Account from the Reserve Account.

"Commission" means the U.S. Securities and Exchange Commission.

"Corporate Trust Office" means (a) with respect to the Owner Trustee, the principal corporate trust office of the Owner Trustee located at [_____]; or at such other address as the Owner Trustee may designate by notice to the Certificateholders, or the principal corporate trust office of any successor Owner Trustee (the address of which the successor Owner Trustee will notify the Certificateholders) and (b) with respect to the Indenture Trustee, the office of the Indenture Trustee at which at any particular time its corporate trust business shall be administered, which office at the date of execution of this Agreement is located at: (i) for note transfer/surrender purposes, [_____], Attention: [_____], and (ii) for all other purposes, [_____] (telecopier no. [_____]) (email: [_____]), Attention: [_____]; or at such other address as the Indenture Trustee may designate from time to time by notice to the Noteholders, the Issuer [, the [Swap Counterparty][Cap Provider]] and the Administrator, or the principal corporate trust office of any successor Indenture Trustee at the address designated by such successor Indenture Trustee by notice to the Noteholders, the Issuer [, the [Swap Counterparty][Cap Provider]] and the Administrator.

"Customary Servicing Practices" means the customary servicing practices of the Servicer with respect to all comparable motor vehicle receivables that the Servicer services for itself and others, as such practices may be changed from time to time by the Servicer in its sole discretion.

"Cut-off Date" means [the close of business on] [_____].

"Damages" shall have the meaning assigned to such term in Section 7.02.

"Dealer" means the dealer who sold a Financed Vehicle and who originated and assigned the related Receivable to NMAC under an existing agreement between such dealer and NMAC.

"Dealer Recourse" means, with respect to a Receivable, all recourse rights against the Dealer which originated the Receivable, and any successor Dealer.

"Default" means any occurrence that is, or with notice or the lapse of time or both would become, an Event of Default.

"Defaulted Receivable" means (a) a Receivable (other than a Repurchased Receivable), which, by its terms, is delinquent for 120 or more days, (b) with respect to Receivables that are delinquent for less than 120 days, the Servicer has (i) determined, in accordance with its customary servicing procedures, that eventual payment in full is unlikely or (ii) repossessed the Financed Vehicle, or (c) a Receivable with respect to which the Servicer has received notification that the related Obligor is subject to proceedings under Chapter 13 of the Bankruptcy Code.

"Definitive Notes" shall have the meaning assigned to such term in Section 2.10 of the Indenture.

"Delivery" when used with respect to Account Property means:

(a)   with respect to (I) bankers' acceptances, commercial paper, and negotiable certificates of deposit and other obligations that constitute "instruments" as defined in Section 9-102(a)(47) of the UCC and are susceptible of physical delivery, transfer of actual possession thereof to the Indenture Trustee or its nominee or custodian by physical delivery to the Indenture Trustee or its nominee or custodian endorsed to the Indenture Trustee or its nominee or custodian or endorsed in blank, and (II) with respect to a "certificated security" (as defined in Section 8-102(a)(4) of the UCC) transfer of actual possession thereof (i) by physical delivery of such certificated security to the Indenture Trustee or its nominee or custodian endorsed to, or registered in the name of, the Indenture Trustee or its nominee or custodian or endorsed in blank, or to another person, other than a "securities intermediary" (as defined in Section 8-102(a)(14) of the UCC), who acquires possession of the certificated security on behalf of the Indenture Trustee or its nominee or custodian or, having previously acquired possession of the certificate, acknowledges that it holds for the Indenture Trustee or its nominee or custodian or (ii) if such certificated security is in registered form, by delivery thereof to a "securities intermediary", endorsed to or registered in the name of the Indenture Trustee or its nominee or custodian, and the making by such "securities intermediary" of entries on its books and records identifying such certificated securities as belonging to the Indenture Trustee or its nominee or custodian and the sending by such "securities intermediary" of a confirmation of the purchase of such certificated security by the Indenture Trustee or its nominee or custodian (all of the foregoing, "Physical Property"), and, in any event, any such Physical Property in registered form shall be in the name of the Indenture Trustee or its nominee or custodian; and such additional or alternative procedures as may hereafter become appropriate to effect the complete transfer of ownership of any such Account Property to the Indenture Trustee or its nominee or custodian, consistent with changes in applicable law or regulations or the interpretation thereof;

(b)   with respect to any securities issued by the U.S. Treasury, the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association or the other government agencies, instrumentalities and establishments of the United States identified in Appendix A to Federal Reserve Bank Operating Circular No. 7 as in effect from time to time that is a "book-entry security" (as such term is defined in Federal Reserve Bank Operating Circular No. 7) held in a securities account and eligible for transfer through the Fedwire® Securities Service operated by the Federal Reserve System pursuant to Federal book-entry regulations, the following procedures, all in accordance with applicable law, including applicable Federal regulations and Articles 8 and 9 of the UCC: book-entry registration of such Account Property to an appropriate securities account maintained with a Federal Reserve Bank by a "participant" (as such term is defined in Federal Reserve Bank Operating Circular No. 7) that is a "depository institution" (as defined in Section 19(b)(1)(A) of the Federal Reserve Act) pursuant to applicable Federal regulations, and issuance by such depository institution of a deposit notice or other written confirmation of such book-entry registration to the Indenture Trustee or its nominee or custodian of the purchase by the Indenture Trustee or its nominee or custodian of such book-entry securities; the making by such depository institution of entries in its books and records identifying such book entry security held through the Federal Reserve System pursuant to Federal book-entry regulations or a security entitlement thereto as belonging to the Indenture Trustee or its nominee or custodian and indicating that such depository institution holds such Account Property solely as agent for the Indenture Trustee or its nominee or custodian; and such additional or alternative procedures as may hereafter become appropriate to effect complete transfer of ownership of any such Account Property to the Indenture Trustee or its nominee or custodian, consistent with changes in applicable law or regulations or the interpretation thereof; and

(c)   with respect to any item of Account Property that is an "uncertificated security" (as defined in Section 8-102(a)(18) of the UCC) and that is not governed by clause (b) above, (i) registration on the books and records of the issuer thereof in the name of the Indenture Trustee or its nominee or custodian, or (ii) registration on the books and records of the issuer thereof in the name of another person, other than a securities intermediary, who acknowledges that it holds such uncertificated security for the benefit of the Indenture Trustee or its nominee or custodian.

"Depositor" means NARC II in its capacity as depositor under the Trust Agreement.

"Depositor's Formation Documents" means the Amended and Restated Certificate of Incorporation of Nissan Auto Receivables Corporation II, dated as of January 10, 2001 and the by-laws of NARC II, each as may be amended from time to time.

"Designated Account" means (a) so long as the Administrator or one of its Affiliates is the sole Certificateholder, the account designated by such Certificateholder (which need not be under the control of the Owner Trustee) and (b) at any time thereafter, the Certificate Distribution Account.

["Designated LIBOR Page" means the display on Reuters Screen, LIBOR01 Page or any successor service or any page as may replace the designated page on that service or any successor service that displays the London interbank rates of major banks for U.S. Dollars.]

"Determination Date" means the tenth calendar day of each calendar month, or if such tenth day is not a Business Day, the next succeeding Business Day.

"Distribution Date" means, for each Collection Period, the 15th calendar day of the following calendar month, or if the 15th day is not a Business Day, the next succeeding Business Day, commencing [_____].

"DTC" means The Depository Trust Company.

"Eligible Account" means (a) an account maintained with a depository institution or trust company (which may be the Owner Trustee, the Indenture Trustee or any of their respective Affiliates) organized under the laws of the United States of America or any one of the states thereof or the District of Columbia (or any domestic branch of a foreign bank) (i) which at all times has either (A) a long-term senior unsecured debt rating of ["Aa2"] or better by [Moody's] and ["AA"] or better by [Fitch] or such other rating that is acceptable to each Rating Agency, as evidenced by satisfaction of the Rating Agency Condition, (B) a certificate of deposit rating of ["Prime-1"] by [Moody's] and ["F1+"] by [Fitch] or (C) such other rating that is acceptable to each Rating Agency, as evidenced by satisfaction of the Rating Agency Condition (each of (A), (B) or (C), the "Required Deposit Ratings") and (ii) whose deposits are insured by the Federal Deposit Insurance Corporation; provided, that a foreign financial institution shall be deemed to satisfy clause (ii) if such foreign financial institution meets the requirements of Rule 13k-1(b)(1) under the Exchange Act (17 CFR §240.13k-1(b)(1)) or (b) a segregated trust account in the trust department of the Indenture Trustee or the Owner Trustee, as the case may be.

"Eligible Investments" means, at any time, any one or more of the following obligations, instruments or securities:

> (i)   obligations of, and obligations fully guaranteed as to timely payment of principal and interest by, the United States or any agency thereof, provided such obligations are backed by the full faith and credit of the United States;

> (ii)   general obligations of or obligations guaranteed by the Federal National Mortgage Association or any State; provided that such obligations have the highest available credit rating from each Rating Agency for such obligations;

> (iii)   securities bearing interest or sold at a discount issued by any corporation incorporated under the laws of the United States or of any State; provided, that at the time of such investment or contractual commitment providing for such investment, either (a) the long-term unsecured debt of such corporation has the highest available rating from each Rating Agency for such obligations or (b) the commercial paper or other short-term debt of such corporation that is then rated has the highest available credit rating of each Rating Agency for such obligations;

(iv)   certificates of deposit issued by any depository institution or trust company incorporated under the laws of the United States or any State and subject to supervision and examination by banking authorities of one or more of such jurisdictions; provided, however, that at the time of the investment or contractual commitment to invest therein, the commercial paper or other short-term unsecured debt obligations (other than such obligations the rating of which is based on the credit of a Person other than such depository institution or trust company) thereof shall have a credit rating from each of the Rating Agencies in the highest investment category granted thereby (including applicable plus signs);

(v)   certificates of deposit that are issued by any bank, trust company, savings bank or other savings institution and insured up to the maximum amount insurable by the FDIC;

(vi)   investments in money market funds having a rating from each of the Rating Agencies in the highest investment category granted thereby (including funds for which the Owner Trustee, the Indenture Trustee or any of their respective Affiliates is investment manager or advisor);

(vii)   repurchase obligations held by the Owner Trustee or Indenture Trustee with respect to any obligation or security described in clauses (i), (ii) or (viii) hereof or any other obligation or security issued or guaranteed by any other agency or instrumentality of the United States, in either case entered into with a federal agency or a depository institution or trust company (acting as principal) described in clause (iv) above; and

(viii)   any other investment with respect to which the acquisition of such investment as an Eligible Investment will satisfy the Rating Agency Condition;

provided, that except as provided in a related supplement or servicing agreement (including any related servicing supplement), each of the foregoing obligations, instruments and securities shall mature no later than the Business Day prior to the date on which such funds are required to be available for application pursuant to any related Basic Document (other than in the case of the investment of monies in obligations, instruments or securities of which the entity at which the related account is located is the obligor, which may mature on such date), and shall be required to be held to such maturity.

For purposes of this definition, any reference to the highest available credit rating of an obligation shall mean the highest available credit rating for such obligation (excluding any "+" signs associated with such rating) or such lower credit rating (as approved in writing by each Rating Agency) as will not result in the qualification, downgrading or withdrawal of the rating then assigned by such Rating Agency to any of the Notes.

"ERISA" means the Employee Retirement Income Security Act of 1974.

"Event of Default" shall have the meaning assigned to such term in Section 5.01 of the Indenture.

"Exchange Act" means the Securities Exchange Act of 1934.

"Executive Officer" means, with respect to any corporation or depositary institution, the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, President, Executive Vice President, any Vice President, the Secretary or the Treasurer of such corporation or depositary institution; and with respect to any partnership, any general partner thereof.

"Expenses" shall have the meaning assigned to such term in Section 8.01 of the Trust Agreement.

"FATCA" means Sections 1471 through 1474 of the Code, as of the date hereof (or any amended or successor provisions that are substantially similar), any current or future regulations or official interpretations thereunder or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the Code, any published intergovernmental agreement entered into in connection with the implementation the foregoing and any fiscal or regulatory legislation, rules or official practices adopted pursuant to such published intergovernmental agreement.

"FATCA Withholding Tax" means any withholding or deduction required pursuant to FATCA.

"Final Scheduled Distribution Date" means, the Class A-1 Final Scheduled Distribution Date, the Class A-2[a] Final Scheduled Distribution Date, [the Class A-2b Final Scheduled Distribution Date,] the Class A-3 Final Scheduled Distribution Date and the Class A-4 Final Scheduled Distribution Date, as applicable.

"Financed Vehicle" means a new, near-new or used automobile or light-duty truck, together with all accessions thereto, securing an Obligor's indebtedness under the related Receivable.

["Fitch" means Fitch Ratings, Inc.]

["Fixed Rate Note" means any Class A-1 Note, Class A-2a Note, Class A-3 Note or Class A-4 Note.]

["Floating Rate Note" means any Class A-2b Note.

"Grant" means mortgage, pledge, bargain, sell, warrant, alienate, remise, release, convey, assign, transfer, create, and grant a lien upon and a security interest in and right of set-off against, deposit, set over and confirm pursuant to the Indenture. A Grant of the Collateral or of any other agreement or instrument shall include all rights, powers and options (but none of the obligations) of the granting party thereunder, including the immediate and continuing right to claim for, collect, receive and give receipt for principal and interest payments in respect of the Collateral and all other moneys payable thereunder, to give and receive notices and other communications, to make waivers or other agreements, to exercise all rights and options, to bring Proceedings in the name of the granting party or otherwise, and generally to do and receive anything that the granting party is or may be entitled to do or receive thereunder or with respect thereto.

"Holder" or "Securityholder" means the registered holder of any Certificate or Note as evidenced by the Certificate Register (as defined in the Trust Agreement) or Note Register (as defined in the Indenture).

"Indenture" means the Indenture dated as of the Closing Date, between the Issuer and [_____], as Indenture Trustee.

"Indenture Trustee" means the Person acting as Indenture Trustee under the Indenture, its successors in interest and any successor trustee under the Indenture.

"Independent" means, when used with respect to any specified Person, that the Person is in fact independent of the Seller, the Servicer, the Administrator, the Issuer or any other obligor on the Notes or any Affiliate of any of the foregoing Persons because, among other things, such Person (a) is not an employee, officer or director or otherwise controlled thereby or under common control therewith, (b) does not have any direct financial interest or any material indirect financial interest therein (whether as holder of securities thereof or party to contract therewith or otherwise), and (c) is not and has not within the preceding twelve months been a promoter, underwriter, trustee, partner, director or person performing similar functions therefor or otherwise had legal, contractual or fiduciary or other duties to act on behalf of or for the benefit thereof.

"Independent Certificate" means a certificate or opinion to be delivered to the Indenture Trustee, made by an Independent appraiser or other expert appointed by an Issuer Order and approved by the Indenture Trustee in the exercise of reasonable care, and such opinion or certificate shall state that the signer has read the definition of "Independent" and that the signer is Independent within the meaning thereof.

"Independent Director" means an individual who was not at any time during the preceding five years (i) a director (other than during his tenure as an Independent Director of NARC II or for one or more Affiliates of NARC II), officer, employee or Affiliate of NARC II or any of its Affiliates (other than any limited purpose or special purpose corporation or limited liability company similar to NARC II), (ii) a person related to any officer or director of any Affiliate of NARC II (other than any limited purpose or special purpose corporation or limited liability company similar to NARC II), (iii) a direct or indirect holder of one or more than 5% of any voting securities of any Affiliate of NARC II, (iv) a material creditor, material supplier, family member, manager, or contractor of NARC II, or (v) a person who controls (whether directly, indirectly, or otherwise) NARC II or its Affiliates or any material creditor, material supplier, employee, officer, director (other than during his tenure as an Independent Director of NARC II or for one or more Affiliates of NARC II), manager or material contractor of NARC II or its Affiliates.

["Initial Cap Provider" means [_____], as the Cap Provider under each Initial Interest Rate Cap Agreement.]

["Initial Interest Rate [Swap][Cap] Agreement" means any or all, as the context may require, of the interest rate [swap][cap] transactions for any Class of Floating Rate Notes, entered, as of the Closing Date, between the Issuer and the Initial [Swap Counterparty][Cap

Provider], that is governed by, and subject to, the terms of an ISDA Master Agreement, the schedule thereto, the credit support annex thereto, if applicable, and the terms of which are set out in the relevant confirmation for such transaction.]

["Initial Swap Counterparty" means [_____], as the Swap Counterparty under each Initial Interest Rate Swap Agreement.]

"Insolvency Event" means, with respect to a specified Person, (a) the entry of a decree or order for relief by a court having jurisdiction in the premises in respect of such Person or all or substantially all of its property in an involuntary case under any applicable federal or state bankruptcy, insolvency or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official for such Person or for all or substantially all of its property, or ordering the winding-up or liquidation of such Person's affairs, and such decree or order shall remain unstayed and in effect for more than 90 consecutive days; or (b) the commencement by such Person of a voluntary case under any applicable federal or state bankruptcy, insolvency or other similar law now or hereafter in effect, or the consent by such Person to the entry of an order for relief in an involuntary case under any such law, or the consent by such Person to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official for such Person or for all or substantially all of its property, or the making by such Person of any general assignment for the benefit of creditors.

["Interest Determination Date" means, with respect to any Interest Period with respect to the Floating Rate Notes, the day that is two London Business Days prior to the related Interest Reset Date.]

"Interest Period" means, with respect to any Distribution Date and the Class A-1 Notes [and the Floating Rate Notes], the period from (and including) the preceding Distribution Date or (in the case of the first Distribution Date) the Closing Date to (but excluding) such Distribution Date, and, with respect to any Distribution Date and the Fixed Rate Notes, [other than the Class A-1 Notes,] the period from (and including) the 15th day of the preceding calendar month or (in the case of the first Distribution Date) the Closing Date to (but excluding) the 15th day of the month in which such Distribution Date occurs.

"Interest Rate" means the Class A-1 Interest Rate, the Class A-2[a] Interest Rate, [the Class A-2b Interest Rate,] the Class A-3 Interest Rate or the Class A-4 Interest Rate, as the case may be.

["Interest Rate [Swap][Cap] Agreement(s)" means each Initial Interest Rate [Swap][Cap] Agreement and Replacement Interest Rate Swap Agreement, if any.]

["Interest Reset Date" means, with respect to any Interest Period with respect to the Floating Rate Notes, the first day of such Interest Period.]

"Issuer" means Nissan Auto Receivables 20[   ]-[   ] Owner Trust unless and until a successor replaces it and, thereafter, means the successor and, for purposes of any provision contained herein and required by the TIA, each other obligor on the Notes.

"Issuer Order" and "Issuer Request" mean a written order or request signed in the name of the Issuer by any one of its Authorized Officers and delivered to the Indenture Trustee.

["LIBOR" means, for any Interest Period, the rate for deposits in U.S. Dollars having a maturity of one month (commencing on the related Interest Reset Date) that appears on the Designated LIBOR Page as of 11:00 a.m. London time, on the applicable Interest Determination Date. With respect to an Interest Determination Date on which no rate appears on the Designated LIBOR Page, LIBOR for the applicable Interest Determination Date will be the rate calculated by the Calculation Agent as the arithmetic mean of at least two quotations obtained by the Calculation Agent after requesting the principal London offices of each of four major reference banks in the London interbank market, which may include the Calculation Agent and its affiliates, as selected by the Calculation Agent, to provide the Calculation Agent with its offered quotations for deposits in U.S. Dollars for the period of one month, commencing on the second London Business Day immediately following the applicable Interest Determination Date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on such Interest Determination Date and in a principal amount that is representative of a single transaction in U.S. Dollars in that market at that time. If at least two such quotations are provided, LIBOR determined on the applicable Interest Determination Date will be the arithmetic mean of the quotations. If fewer than two quotations referred to in this paragraph are provided, LIBOR determined on the applicable Interest Determination Date will be the rate calculated by the Calculation Agent as the arithmetic mean of the rates quoted at approximately 11:00 a.m., in New York, New York, on the applicable Interest Determination Date by three major banks, which may include the Calculation Agent and its affiliates, in New York, New York selected by the Calculation Agent for loans in U.S. Dollars to leading European banks in a principal amount that is representative of a single transaction in U.S. Dollars in that market at that time. If the banks so selected by the Calculation Agent are not quoting as mentioned in this paragraph, LIBOR for the applicable Interest Determination Date will be LIBOR in effect on the applicable Interest Determination Date.]

"Lien" means any security interest, lien, charge, pledge, equity or encumbrance of any kind, other than Permitted Liens.

"Liquidated Receivable" means a Defaulted Receivable as to which the related Financed Vehicle has been liquidated by the Servicer.

["London Business Day" means any day on which dealings in deposits in U.S. Dollars are transacted in the London interbank market.]

"Monthly Remittance Condition" shall have the meaning assigned to such term in Section 5.02.

["Moody's" means Moody's Investors Service, Inc.]

"NARC II" means Nissan Auto Receivables Corporation II, a Delaware corporation.

"Net Liquidation Proceeds" means the monies collected from whatever source on a Liquidated Receivable, net of the sum of any amounts expended by the Servicer for the account of the Obligor, plus any amounts required by law to be remitted to the Obligor.

["Net Swap Payment" means for the Interest Rate Swap Agreement, the net amounts owed by the Issuing Entity to the Swap Counterparty, if any, on any Distribution Date, excluding Swap Termination Payments.]

["Net [Swap][Cap] Receipts" means, for each Interest Rate [Swap][Cap] Agreement, the net amounts owed by the [Swap Counterparty][Cap Provider] to the Issuer, if any, on any Distribution Date under such Interest Rate [Swap][Cap] Agreement, excluding any [Swap][Cap] Termination Payments.]

"Nissan" means Nissan Motor Co., Ltd.

"NMAC" means Nissan Motor Acceptance Corporation, a California corporation.

"Non-U.S. Person" means any Person who is not (i) a citizen or resident of the United States who is a natural person, (ii) a corporation or partnership (or an entity treated as a corporation or partnership) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia (unless, in the case of a partnership, Treasury Regulations are adopted that provide otherwise), (iii) an estate, the income of which is subject to United States Federal income taxation, regardless of its source, (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code and Treasury Regulations) have the authority to control all substantial decisions of the trust; or (v) a trust that was in existence prior to August 20, 1996 and that, under Treasury Regulations, is eligible to elect, and does validly elect, to be treated as a United States person (as defined in the Code and Treasury Regulations) despite not meeting the requirements of clause (iv).

"Note" means a Class A-1 Note a Class A-2[a] Note, [a Class A-2b Note,] a Class A-3 Note or a Class A-4 Note, as the context may require.

"Note Depository Agreement" means the agreement entitled "Letter of Representations" dated on or before the Closing Date executed by the Issuer in favor of the Clearing Agency with respect to certain matters relating to the duties thereof with respect to the Book-Entry Notes.

"Note Factor" means, with respect to any Class of Notes and any Distribution Date, a seven-digit decimal figure obtained by dividing the Outstanding Amount of such Class of Notes, as of the close of business on the last day of the related Collection Period, by the initial Outstanding Amount of that Class of Notes.

"Note Owner" means, with respect to a Book-Entry Note, any Person who is the beneficial owner of such Book-Entry Note, as reflected on the books of the Clearing Agency or on the books of a Person maintaining an account with such Clearing Agency (directly as a Clearing Agency Participant or as an indirect participant, in each case in accordance with the rules of such Clearing Agency).

"Note Pool Factor" means, with respect to any Class of Notes and any Distribution Date, a seven-digit decimal figure obtained by dividing the Outstanding Amount of such Class of Notes as of the close of business on the last day of the related Collection Period by the Original Pool Balance.

"Note Register" means the Register of Noteholders' information maintained by the Note Registrar pursuant to Section 2.04 of the Indenture.

"Note Registrar" means the Indenture Trustee unless and until a successor Note Registrar shall have been appointed pursuant to Section 2.04 of the Indenture.

"Noteholder" shall mean any of the Class A-1 Noteholders, the Class A-2 Noteholders, the Class A-3 Noteholders or the Class A-4 Noteholders.

"Noteholders' Interest Carryover Shortfall" means, with respect to any Distribution Date and a Class of Notes, the excess, if any, of the sum of the Noteholders' Monthly Interest Distributable Amount for such Class for the preceding Distribution Date plus any outstanding Noteholders' Interest Carryover Shortfall for such Class on such preceding Distribution Date, over the amount in respect of interest that is actually paid on the Notes of such Class on such preceding Distribution Date, plus, to the extent permitted by applicable law, interest on the Noteholders' Interest Carryover Shortfall at the related Interest Rate for the related Interest Period (calculated on the same basis as interest on that Class of Notes for the same period).

"Noteholders' Interest Distributable Amount" means, with respect to any Distribution Date and a Class of Notes, the sum of the Noteholders' Monthly Interest Distributable Amount for such Class plus any outstanding Noteholders' Interest Carryover Shortfall for such Class as of the close of the immediately preceding Distribution Date.

"Noteholders' Monthly Interest Distributable Amount" means, with respect to any Distribution Date and a Class of Notes, interest accrued for the related Interest Period (calculated on the basis of, in the case of the Class A-1 Notes [and the Floating Rate Notes], the actual number of days in such Interest Period and a year assumed to consist of 360 days, and in the case of the [Class A-2 Notes, the Class A-3 Notes and the Class A-4 Notes] [Fixed Rate Notes], such Interest Period being assumed to consist of 30 days and a year assumed to consist of 360 days) at the related Interest Rate for such Class of Notes on the Outstanding Amount of the Notes of such Class on the immediately preceding Distribution Date, after giving effect to all payments of principal to Noteholders of such Class on or prior to such Distribution Date (or, in the case of the first Distribution Date, on the original principal amount of such Class of Notes).

"Noteholders' Principal Carryover Shortfall" means, with respect to any Distribution Date, the excess, if any, of the Noteholders' Principal Distributable Amount for the preceding Distribution Date over the amount in respect of principal that is actually paid as principal on the Notes on such previous Distribution Date. Noteholders' Principal Carryover Shortfall is not used to determine the amount of principal due on the Notes on any Distribution Date, but is used solely for reporting purposes.

"Noteholders' Principal Distributable Amount" means, with respect to any Distribution Date, an amount equal to the Principal Distribution Amount for such Distribution Date until the outstanding principal amount of each Class of Notes has been reduced to zero, and for any Distribution Date thereafter, an amount equal to zero.

"Notes" means the Class A-1 Notes, the Class A-2 Notes, the Class A-3 Notes, and the Class A-4 Notes.

"Obligor" on a Receivable means the purchaser or co-purchasers of the Financed Vehicle or any other Person who owes payments under the Receivable (but excluding any Dealer in respect of Dealer Recourse).

"Officer's Certificate" means a certificate signed by any Authorized Officer of the Issuer, the Seller or the Servicer, as applicable.

"Opinion of Counsel" means one or more written opinions of counsel who may, except as otherwise provided herein, be an employee of or counsel to the Issuer, the Seller or the Servicer, which counsel shall be reasonably acceptable to the recipient of such opinion.

"Optional Purchase" shall have the meaning assigned to such term in Section 9.01(a)

"Optional Purchase Percentage" means [5.00]%.

"Optional Purchase Price" means, an amount equal to the greater of (a) the aggregate Repurchase Payments for the Receivables (including Receivables that became Defaulted Receivables in the Collection Period preceding the Distribution Date on which a purchase pursuant to Section 9.01 is effected) and (b) the sum of (i) the Outstanding Amount of all Classes of Notes, (ii) the Noteholders' Interest Distributable Amount for all Classes of Notes for such Distribution Date and (iii) any amounts due pursuant to Sections 5.06(a)(viii) [, and (iv) all amounts payable to the [Swap Counterparty][Cap Provider] under the Interest Rate [Swap][Cap] Agreement(s)].

"Original Certificate Balance" means $[_____].

"Original Pool Balance" means the aggregate Principal Balance of the Receivables on the Cut-off Date.

"Original Principal Amount" means $[_____] for the Class A-1 Notes, $[_____] for the Class A-2[a] Notes, [$[_____] for the Class A-2b Notes,] $[_____] for the Class A-3 Notes [and $[_____] for the Class A-4 Notes].

"Other Assets" means any assets (or interests therein) (other than the Owner Trust Estate) conveyed or purported to be conveyed by the Seller to another Person or Persons other than the Issuer, whether by way of a sale, capital contribution or by virtue of the granting of a lien.

"Outstanding" means, as of the date of determination, all Notes theretofore authenticated and delivered under the Indenture except:

(a)   Notes theretofore canceled by the Note Registrar or delivered to the Note Registrar for cancellation;

(b)   Notes or portions thereof the payment for which money in the necessary amount has been theretofore deposited with the Indenture Trustee or any Paying Agent in trust for the Holders of such Notes; and

(c)   Notes in exchange for or in lieu of which other Notes have been authenticated and delivered pursuant to the Indenture unless proof satisfactory to the Indenture Trustee is presented that any such Notes are held by a protected purchaser;

provided, that in determining whether the Holders of the requisite percentage of the Outstanding Amount of the Notes, or any Class of Notes, have given any request, demand, authorization, direction, notice, consent, or waiver hereunder or under any Basic Document, Notes owned by the Issuer, NARC II, NMAC, a Certificateholder or any Affiliate of any of the foregoing Persons shall be disregarded and deemed not to be Outstanding, unless all Notes are owned by the Issuer, NARC II, NMAC, a Certificateholder or any of their respective Affiliates; provided, further, that, in determining whether the Indenture Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent, or waiver, only Notes that the Indenture Trustee knows to be so owned shall be so disregarded. Notes so owned that have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Indenture Trustee the pledgee's right so to act with respect to such Notes and that the pledgee is not the Issuer, NARC II, NMAC, a Certificateholder or any Affiliate of any of the foregoing Persons.

"Outstanding Amount" means the aggregate principal amount of all Notes, or, if indicated by the context, all Notes of any Class, Outstanding at the date of determination.

"Owner Trust Estate" means all right, title and interest of the Issuer in and to the Receivables (other than Repurchased Receivables), and all monies paid thereon, and all monies accrued thereon, after the Cut-off Date; security interests in the Financed Vehicles and any accessions thereto; the Accounts and all funds deposited in the Accounts; all property (including the right to receive Net Liquidation Proceeds) that shall have secured a Receivable and that shall have been acquired by or on behalf of the Owner Trustee; proceeds from claims on any physical damage, credit life or disability insurance policies covering the Financed Vehicles or the Obligors; all right to receive payments in respect of any Dealer Recourse with respect to the Receivables; [the proceeds of the Interest Rate [Swap][Cap] Agreement(s);] all right, title and interest of the Seller in and to the Purchase Agreement and the Assignment; all right, title and interest of the Issuer pursuant to this Agreement, the Administration Agreement [and the Interest Rate [Swap][Cap] Agreement(s)]; certain rebates of premiums and other amounts relating to certain insurance policies and other items financed under the Receivables in effect as of the Cut-off Date; and the proceeds of any and all of the foregoing.

"Owner Trustee" means [_____], not in its individual capacity but solely as Owner Trustee under the Trust Agreement, or any successor Owner Trustee under the Trust Agreement.

"Paying Agent" means, (i) under the Indenture, [_____], as Indenture Trustee, or any other Person that meets the eligibility standards for the Indenture Trustee set forth in Section 6.11 of the Indenture and is authorized by the Issuer to make the payments to and distributions from the Collection Account, including the payment of principal of or interest on the Notes on behalf of the Issuer, and (ii) under the Trust Agreement, any paying agent or co-paying agent appointed pursuant to Section 3.08 of the Trust Agreement that is authorized to make distributions from the Certificate Distribution Account, and shall initially be [_____].

"Permitted Liens" means (a) any liens created by the Basic Documents; (b) any liens for taxes not yet due and payable or the amount of which is being contested in good faith by appropriate proceedings; and (c) any liens of mechanics, suppliers, vendors, materialmen, laborers, employees, repairmen and other like liens securing obligations which are not due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings.

"Person" means any individual, corporation, estate, partnership, joint venture, association, joint stock company, limited liability company, trust, unincorporated organization or government or any agency or political subdivision thereof.

"Physical Property" shall have the meaning assigned to such term in the definition of "Delivery."

"Pool Balance" as of the close of business on the last day of a Collection Period means the aggregate Principal Balance of the Receivables (reduced by the principal balance of any Repurchased Receivables and Defaulted Receivables) as of the close of business on such day.

"Pool Factor" for a particular Class of Notes or Certificates on any Distribution Date means a seven-digit decimal figure indicating the principal amount of such Class of Notes or the Certificate Balance, as the case may be, as of the close of business on the last day of the related Collection Period as a fraction of the Original Pool Balance.

"Predecessor Note" means, with respect to any particular Note, every previous Note evidencing all or a portion of the same debt as that evidenced by such particular Note; and, for the purpose of this definition, any Note authenticated and delivered under Section 2.05 of the Indenture in lieu of a mutilated, lost, destroyed or stolen Note shall be deemed to evidence the same debt as the mutilated, lost, destroyed or stolen Note.

"Prepayment" means, with respect to any Receivable, any prepayment, whether in part or in full, in respect of such Receivable.

"Principal Balance" of a Receivable, as of any date of determination, means the outstanding principal balance of such Receivable calculated in accordance with the Customary Servicing Practices.

"Principal Distribution Amount" means, with respect to any Distribution Date, an amount equal to (i) the excess, if any, of (x) the [Adjusted] Pool Balance as of the beginning of the related Collection Period, or in the case of the first Collection Period, as of the Cut-off Date, over (y) the [Adjusted] Pool Balance as of the end of the related Collection Period, and (ii) any amounts due but not previously paid because sufficient funds were not available to make such payments; provided, however, that the Principal Distribution Amount on the Final Scheduled Distribution Date for any Class of Notes shall not be less than the amount necessary to reduce the outstanding principal amount of such Class to zero.

"Proceeding" means any suit in equity, action at law or other judicial or administrative proceeding.

"Purchase Agreement" means that certain agreement, dated as of the Closing Date, between NMAC and the Seller, relating to the purchase by the Seller from NMAC of the Receivables.

"Purchased Assets" shall have the meaning assigned to such term in Section 2.1 of the Purchase Agreement.

"Rating Agency" means [_____].

"Rating Agency Condition" means, with respect to any event or action and each Rating Agency, either (a) written confirmation (which may be in the form of a letter, a press release or other publication, or a change in such Rating Agency's published ratings criteria to this effect) by such Rating Agency that the occurrence of such event or action will not cause it to downgrade, qualify or withdraw its rating assigned to the Notes or (b) that such Rating Agency shall have been given notice of such event or action at least ten (10) days prior to such event or action (or, if ten (10) days' advance notice is impracticable, as much advance notice as is practicable) and such Rating Agency shall not have issued any written notice that the occurrence of such event or action will cause it to downgrade, qualify or withdraw its rating assigned to the Notes. Notwithstanding the foregoing, no Rating Agency has any duty to review any notice given with respect to any event or action.

"Receivable" means any retail installment sale contract that appears on the Schedule of Receivables and that has not been released by the Owner Trustee from the Trust.

"Receivable File" means the records (whether tangible or electronic) specified in Section 2.02 pertaining to a particular Receivable.

"Record Date" means, with respect to the Notes of any Class and each Distribution Date, the Business Day immediately preceding such Distribution Date, and, with respect to the Certificates or if Definitive Notes, representing any Class of Notes, have been issued, the last day of the Collection Period preceding the related Distribution Date.

"Redemption Date" shall have the meaning assigned to such term in Section 9.01(a).

"Redemption Price" means an amount equal to the sum of (a) the Outstanding Amount of all Notes redeemed, plus (b) accrued and unpaid interest thereon at the Noteholders' Interest Distributable Amount for the Notes being so redeemed, up to but excluding the Redemption Date.

"Registered Holder" means the Person in whose name a Note is registered on the Note Register on the applicable Record Date.

"Regulation AB" means Subpart 229.1100 – Asset Backed Securities (Regulation AB), 17 C.F.R. §§229.1100-229.1123, as such regulation may be amended from time to time, subject to such clarification and interpretation as have been provided by the Commission in the adopting release (Asset-Backed Securities, Securities Act Release No. 33-8518. 70 Fed. Reg. 1,506, 1,531 (January 7, 2005)) or by the staff of the Commission, or as may be provided in writing by the Commission or its staff from time to time.

"Relevant Trustee" means (i) with respect to the control over or appropriate designation denoting ownership or control over any property comprising a portion of the Owner Trust Estate that either is not conveyed or pledged to the Indenture Trustee for the benefit of the Noteholders [and the Swap Counterparty] pursuant to the Granting Clause of the Indenture or that has been released from the lien of the Indenture, the Owner Trustee, and (ii) with respect to any property comprising a portion of the Collateral that has not been released from the lien of the Indenture, the Indenture Trustee; provided, however, that with respect to any property that is under the joint or separate control of a co-trustee or separate trustee under the Trust Agreement or the Indenture, respectively, "Relevant Trustee" shall refer to either or both of the Owner Trustee and such co-trustee or separate trustee or to either or both of the Indenture Trustee and such co-trustee or separate trustee, as the case may be.

["Replacement Interest Rate [Swap][Cap] Agreement" shall have the meaning assigned to such term in Section 2.14(f) of the Indenture.]

["Replacement [Swap Counterparty][Cap Provider]" shall have the meaning assigned to such term in Section 2.14(f) of the Indenture.]

"Repurchase Payment" for any Repurchased Receivable as of the last day of any Collection Period, means the sum of the Principal Balance thereof as of the beginning of such Collection Period plus interest accrued thereon through the due date for the Obligor's payment in such Collection Period at the related APR, after giving effect to the receipt of monies collected on such Repurchased Receivable, if any, during such Collection Period.

"Repurchased Receivable" means a Receivable purchased as of the close of business on the last day of a Collection Period by the Servicer pursuant to Section 4.06 or Section 9.01 or by the seller pursuant to Section 3.02.

"Required Deposit Rating" shall have the meaning assigned to such term in the definition of "Eligible Account."

"Required Rate" means, with respect to any Distribution Date, [_____]%.

"Reserve Account" means the account designated as such, established and maintained pursuant to Section 5.01 and Section 5.07.

"Reserve Account Initial Deposit" means $[_____].

"Retained Notes" if any, means any Notes beneficially owned by the Issuer or an entity which, for U.S. federal income tax purposes, is considered the same Person as the Issuer, until such time as such Notes are the subject of an opinion pursuant to Section 2.04(g) of the Indenture.

"Schedule of Receivables" means the schedule of receivables on file with the Indenture Trustee, as it may be amended from time to time.

"Secretary of State" means the Secretary of State of the State of Delaware.

"Securities Act" means the Securities Act of 1933.

"Securityholders" shall have the meaning assigned to such term in this Section 1.01 under the definition of "Holder."

"Seller" means NARC II, as the seller of the Receivables under this Agreement, and each successor to NARC II (in the same capacity) pursuant to Section 6.04.

"Servicer" means NMAC, as the servicer of the Receivables, and each successor to NMAC (in the same capacity) pursuant to Section 7.03 or 8.02.

["Senior Swap Termination Payment" means any Swap Termination Payment owed by the Issuer to the Swap Counterparty under an Interest Rate Swap Agreement that is not a Subordinated Swap Termination Payment.]

"Servicer Default" means an event specified in Section 8.01.

"Servicer's Certificate" means a certificate completed and executed on behalf of the Servicer by the president, any executive vice president, any vice president, the treasurer, any assistant treasurer, the controller or any assistant controller of the Servicer pursuant to Section 4.08.

"Servicing Criteria" shall mean the "servicing criteria" set forth in Item 1122(d) of Regulation AB.

"Servicing Rate" means [_____]% per annum.

"Similar Law" means a law that is similar to the fiduciary responsibility or prohibited transaction provisions of ERISA or Section 4975 of the Code.

"Simple Interest Method" means the method of allocating a fixed level payment to principal and interest pursuant to which the portion of such payment that is allocated to interest is equal to the product of the fixed rate of interest multiplied by the unpaid principal balance multiplied by the quotient obtained by calculating the period of time elapsed since the preceding payment of interest was made and dividing such period of time by 365 or 366, as appropriate.

"Simple Interest Receivable" means any Receivable under which the portion of a payment allocable to interest and the portion allocable to principal is determined in accordance with the Simple Interest Method.

"Specified Reserve Account Balance" means with respect to any Distribution Date, an amount equal to not less than [_____]% of the [Adjusted Pool Balance][Pool Balance] as of the Cut-off Date provided, that on any Distribution Date after the Notes are no longer Outstanding following payment in full of the principal of and interest on the Notes, the "Specified Reserve Account Balance" shall be $0.

"Statutory Trust Act" means Chapter 38 of Title 12 of the Delaware Code, 12 Del. Code § 3801 et seq.

["Subordinated Swap Termination Payment" means any Swap Termination Payment owed by the Issuer to the Swap Counterparty under an Interest Rate Swap Agreement following an "event of default" or a "termination event" where the Swap Counterparty is the "defaulting party" or sole "affected party" (other than with respect to "illegality" or a "tax event"), as each such term is defined in such Interest Rate Swap Agreement.]

"Successor Servicer" means any entity appointed as a successor to the Servicer pursuant to Section 8.02.

"Supplemental Servicing Fee" means, with respect to any Distribution Date, all late fees, prepayment charges and other administrative fees and expenses or similar charges allowed by applicable law received by the Servicer with respect to the Receivables during the related Collection Period.

["Swap Counterparty" means an unaffiliated third party, as swap counterparty under any Interest Rate Swap Agreement.]

["[Swap][Cap] Event of Default" means, with respect to any Interest Rate [Swap][Cap] Agreement, any event defined as an "Event of Default" under such Interest Rate [Swap][Cap] Agreement.]

["[Swap][Cap] Termination Event" means, with respect to any Interest Rate [Swap][Cap] Agreement, any event defined as a "Termination Event" under such Interest Rate [Swap][Cap] Agreement.]

["[Swap][Cap] Termination Payment Account" means the account designated as such, established and maintained pursuant to Section 2.14 of the Indenture.]

["[Swap][Cap] Termination Payments" means payments due to the Swap Counterparty by the Issuer or to the Issuer by the [Swap Counterparty][Cap Provider] under an Interest Rate [Swap][Cap] Agreement, including interest that may accrue thereon, due to a termination of such Interest Rate [Swap][Cap] Agreement due to an "event of default" or "termination event" under such Interest Rate [Swap][Cap] Agreement.]

"Tax Information" means information and/or properly completed and signed tax certifications sufficient to eliminate the imposition of or to determine the amount of any withholding of tax, including FATCA Withholding Tax.

"Transferred Assets" shall have the meaning assigned to such term in Section 2.01.

"Treasury Regulations" means regulations, including proposed or temporary regulations, promulgated under the Code. References herein to specific provisions of proposed or temporary regulations shall include analogous provisions of final Treasury Regulations or other successor Treasury Regulations.

"Trust Agreement" means the Trust Agreement, dated as of [_____], as amended by the Amended and Restated Trust Agreement, dated as of the Closing Date, between the Seller and [_____], as Owner Trustee.

"Trust Indenture Act" or "TIA" means the Trust Indenture Act of 1939 as in force on the date hereof, unless otherwise specifically provided.

"UCC" means the Uniform Commercial Code as in effect in the relevant jurisdiction.

["YSOC Amount" means, (i) as of the Closing Date, $[_____], and (ii) thereafter, with respect to any Collection Period and the related Distribution Date, the aggregate amount by which the Principal Balance as of the last day of such Collection Period of each Receivable (other than a Receivable that is a non-collectible Receivable, a Defaulted Receivable or a Repurchased Receivable), exceeds the present value of each scheduled payment of each such Receivable assuming the discount rate of such Receivable is the greater of the Required Rate or the Receivable's contract rate and that such scheduled payments (assumed to be equal monthly payments that amortize the Principal Balance of the Receivable to zero, using its contract rate, over the remaining term of the contract) are made on the last day of each month and each month has 30 days.]

SECTION 1.02 Usage of Terms. With respect to all terms in this Agreement, the singular includes the plural and the plural the singular; words importing any gender include the other genders; references to "writing" include printing, typing, lithography and other means of reproducing words in a visible form; references to agreements and other contractual instruments include all subsequent amendments, amendments and restatements and supplements thereto or changes therein entered into in accordance with their respective terms and not prohibited by this Agreement; references to Persons include their permitted successors and assigns; references to laws include their amendments and supplements, the rules and regulations thereunder and any successors thereto; the term "including" means "including without limitation;" and the term "or" is not exclusive.

ARTICLE II.

Conveyance of Receivables

SECTION 2.01 Conveyance of Receivables.

(a) In consideration of the promises and the agreements, provisions and covenants herein contained and other good and valuable consideration to be delivered to the Seller hereunder, the Seller does hereby sell, transfer, assign and otherwise convey to the Issuer, without recourse (but subject to the Seller's obligations in this Agreement) (collectively, the "Transferred Assets"):

(i) all right, title and interest of the Seller in and to the Purchased Assets;

(ii)   the rights of the Seller under the Purchase Agreement and the Assignment;

(iii)   all other assets comprising the Owner Trust Estate; and

(iv)   all proceeds of the foregoing.

On the Closing Date, the Seller shall deliver to, or to the order of, the Issuer the Transferred Assets and in consideration therefor, the Issuer shall deliver to, or to the order of, the Seller, the Notes and the Certificates. Notwithstanding the foregoing, monies received in respect of the Receivables after the Cut-off Date and before the Closing Date shall be deposited by NMAC (in its individual capacity or as the Servicer) into the Collection Account no later than the Business Day preceding the first Distribution Date.

(b)   Notwithstanding the foregoing, in the event that the Receivables and other Transferred Assets are held to be property of the Seller, or if for any reason this Agreement is held or deemed to create indebtedness or a security interest in the Receivables and other Transferred Assets, then it is intended that:

(i)   This Agreement shall be deemed to be a security agreement within the meaning of Articles 8 and 9 of the New York UCC and the UCC of any other applicable jurisdiction;

(ii)   The conveyance provided for in Section 2.01 shall be deemed to be a grant by the Seller of, and the Seller hereby grants to the Issuer, a security interest in all of its right (including the power to convey title thereto), title and interest, whether now owned or hereafter acquired, in and to the Receivables and other Transferred Assets, to secure such indebtedness and the performance of the obligations of the Seller hereunder;

(iii)   The possession by the Issuer, or the Servicer as the Issuer's agent, of the Receivable Files and any other property as constitute instruments, money, negotiable documents or chattel paper shall be deemed to be "possession by the secured party" or possession by the purchaser or a person designated by such purchaser, for purposes of perfecting the security interest pursuant to the New York UCC and the UCC of any other applicable jurisdiction; and

(iv)   Notifications to persons holding such property, and acknowledgments, receipts or confirmations from persons holding such property, shall be deemed to be notifications to, or acknowledgments, receipts or confirmations from, bailees or agents (as applicable) of the Issuer for the purpose of perfecting such security interest under applicable law.

SECTION 2.02 Custody of Receivable Files. To assure uniform quality in servicing the Receivables and to reduce administrative costs, the Issuer, upon the execution and delivery of this Agreement, appoints the Servicer, and the Servicer accepts such appointment, to act as the agent of the Issuer as custodian of the following documents or instruments (or a photocopy or other image thereof that the Servicer shall keep on file in accordance with its Customary Servicing Practices) that are hereby constructively delivered to the Issuer with respect to each Receivable (but only to the extent applicable to such Receivable and only to the extent held in tangible paper form or electronic form) (collectively, the "Receivable Files"):

(a)   the original of each tangible record constituting or forming a part of such Receivable that is tangible chattel paper (as such term is used in Section 9-105 of the UCC) and a single "authoritative copy" (as such term is used in Section 9-105 of the UCC) of each electronic record constituting or forming a part of each Receivable that is electronic chattel paper, fully executed by the Obligor;

(b)   the original credit application executed by the related Obligor;

(c)   the original Certificate of Title or, if not yet received, evidence that an application therefor has been submitted with the appropriate authority, a guaranty of title from a Dealer or such other document (electronic or otherwise, as used in the applicable jurisdiction) that the Servicer keeps on file, in accordance with its Customary Servicing Practices, evidencing the security interest of NMAC in the Financed Vehicle; *provided*, *however*, that in lieu of being held in the Receivable File, the Certificate of Title may be held by a third party service provider engaged by the Servicer to obtain or hold Certificates of Title; and

(d)   any and all other records (whether tangible or electronic) that the Servicer shall keep on file, in accordance with its Customary Servicing Practices, relating to such Receivable, the related Obligor or Financed Vehicle.

SECTION 2.03 Acceptance by Issuer. The Issuer acknowledges its acceptance pursuant to this Agreement, of all right, title and interest in and to the Receivables and the other Transferred Assets conveyed by the Seller pursuant to this Agreement and declares and shall declare from and after the date hereof that the Issuer holds and shall hold such right, title and interest, upon the terms and conditions set forth in this Agreement.

ARTICLE III.

The Receivables

SECTION 3.01 Representations and Warranties of the Seller with Respect to the Receivables. The Seller makes the representations and warranties set forth on Schedule I to this Agreement as to the Receivables on which the Issuer is deemed to have relied in acquiring the Receivables. Such representations and warranties speak as of the Closing Date, but shall survive the sale, transfer and assignment of the Receivables to the Issuer and the pledge thereof to the Indenture Trustee pursuant to the Indenture.

SECTION 3.02 Repurchase upon Breach. The Seller, the Servicer or the Issuer, as the case may be, shall inform the other parties to this Agreement and the Indenture Trustee promptly, in writing, upon the discovery of any breach of the Seller's representations and warranties pursuant to Section 3.01 that materially and adversely affects the interests of the Securityholders in any Receivable; provided, that the delivery of the Servicer's Certificate pursuant to Section 4.08 shall be deemed to constitute prompt written notice by the Servicer of such breach. If the breach materially and adversely affects the interests of the Securityholders in such Receivable, then the Seller shall either (a) correct or cure such breach or (b) repurchase such Receivable from the Issuer, in either case on or before the Distribution Date following the end of the Collection Period which includes the 60th day (or, if the Seller elects, an earlier date) after the date that the Seller became aware or was notified of such breach. Any such breach or failure will be deemed not to have a material and adverse effect on the interests of Securityholders if such breach or failure does not affect the ability of the Issuer to receive and retain timely payment in full on such Receivable. In consideration of the purchase of the Receivables, the Seller shall remit (or cause to be remitted) the Repurchase Payment in the manner specified in Section 5.05. Upon payment of such Repurchase Payment by the Seller, the Issuer and the Indenture Trustee shall release and shall execute and deliver such instruments of release, transfer or assignment, in each case without recourse or representation, as shall be reasonably requested of it to vest in the Seller or its designee any Receivable and any related Purchased Assets repurchased pursuant hereto. Neither the Owner Trustee nor the Indenture Trustee will have any duty to conduct an affirmative investigation as to the occurrence of any condition requiring the repurchase of any Receivable pursuant to this Section 3.02. The sole remedy of the Issuer, the Indenture Trustee (by operation of the assignment of the Issuer's rights hereunder pursuant to the Indenture), or any Securityholder with respect to a breach with a material adverse effect on the interests of Securityholders caused by the Seller's representations and warranties pursuant to Section 3.01, shall be to require the Seller to repurchase Receivables pursuant to this Section 3.02.

SECTION 3.03 Duties of Servicer as Custodian.

(a)   Safekeeping. The Servicer, in its capacity as custodian, shall hold the Receivable Files for the benefit of the Issuer and the Indenture Trustee, as pledgee of the Issuer. In performing its duties as custodian, the Servicer shall act in accordance with its Customary Servicing Practices. The Servicer will promptly report to the Issuer and the Indenture Trustee any failure on its part to hold a material portion of the Receivable Files and maintain its accounts, records and computer systems as herein provided in all material respects and promptly take appropriate action to remedy any such material failure. The Servicer may, in accordance with its Customary Servicing Practices: (i) maintain all or a portion of the Receivable Files in electronic form and (ii) maintain custody of all or any portion of the Receivable Files with one or more of its agents or designees. Nothing in this Section 3.03 shall affect the obligation of the Servicer to observe any applicable law prohibiting disclosure of information regarding the Obligors and the failure of the Servicer to provide access to information as a result of such obligation shall not constitute a breach of this Section 3.03.

(b)   Maintenance of and Access to Records. The Servicer shall maintain each Receivable File in the United States (it being understood that the Receivable Files, or any part thereof, may be maintained at the offices of any Person to whom the Servicer has delegated responsibilities in accordance with Section 4.11). The Servicer shall make available to the Issuer and the Indenture Trustee or their respective duly authorized representatives, attorneys or auditors the Receivable Files and the related accounts, records and computer systems maintained by the Servicer at such times during normal business hours upon reasonable prior written notice as the Issuer or the Indenture Trustee shall instruct. The Servicer shall permit the Issuer, the Indenture Trustee and their respective agents at any time during normal business hours upon reasonable prior written notice to inspect, audit and make copies of and abstracts from the Servicer's records regarding any Receivable.

(c)   Release of Receivable Files.   Upon the occurrence and during the continuation of a Servicer Default or to the extent necessary for the Indenture Trustee to comply with its obligations under the Basic Documents, the Servicer shall, upon instruction from the Indenture Trustee, release any Receivable File to the Indenture Trustee, the Indenture Trustee's agent or the Indenture Trustee's designee, as the case may be, at such place or places as the Indenture Trustee may designate, as soon as commercially practicable. Any document so released will be handled by the Indenture Trustee with due care and returned to the Servicer for safekeeping as soon as the Indenture Trustee or its agent or designee, as the case may be, has no further need therefor.

SECTION 3.04 Instructions; Authority To Act. The Servicer shall be deemed to have received proper instructions with respect to the Receivable Files upon its receipt of written instructions signed by an Authorized Officer of the Issuer or the Indenture Trustee.

SECTION 3.05 Custodian's Indemnification.   The Servicer, as custodian, shall indemnify the Issuer, the Owner Trustee and the Indenture Trustee for any and all liabilities, obligations, losses, compensatory damages, payments, costs or expenses of any kind whatsoever that may be imposed on, incurred by or asserted against any of them as the result of any improper act or omission in any way relating to the maintenance and custody by the Servicer as custodian of the Receivable Files; provided, however, that the Servicer shall not be liable to the Owner Trustee for any portion of any such amount resulting from the willful misfeasance, bad faith or negligence of the Owner Trustee, and the Servicer shall not be liable to the Indenture Trustee for any portion of any such amount resulting from the willful misfeasance, bad faith or negligence of the Indenture Trustee. Any indemnity claimed under this Section 3.05 shall be subject to the procedures described in Section 7.02.

SECTION 3.06 Effective Period and Termination.   The Servicer's appointment as custodian shall become effective as of the Cut-off Date, and shall continue in full force and effect until terminated pursuant to this Section 3.06. If NMAC resigns as Servicer in accordance with the provisions of this Agreement or if all of the rights and obligations of any Servicer shall have been terminated under Section 8.01, the appointment of NMAC as custodian may be terminated by the Indenture Trustee or by the Holders of Notes evidencing not less than 25% of the Outstanding Amount of the Notes or, with the consent of Holders of the Notes evidencing not less than 25% of the Outstanding Amount of the Notes, by the Owner Trustee or by the Certificateholders evidencing not less than 25% of the Certificate Balance, in the same manner as the Indenture Trustee or such Holders may terminate the rights and obligations of the Servicer under Section 8.01. As soon as practicable after any termination of such appointment, the Servicer shall deliver the Receivable Files and the related accounts and records maintained by the Servicer to the Relevant Trustee or the agent thereof at such place or places as the Relevant Trustee may reasonably designate.

ARTICLE IV.

Administration and Servicing of Receivables

SECTION 4.01 Duties of Servicer.

(a)　　The Servicer is hereby appointed by the Issuer and authorized to act as agent for the Issuer and, in such capacity, shall manage, service, administer and make collections on the Receivables in accordance with its Customary Servicing Practices, using that degree of skill and attention that the Servicer exercises with respect to all comparable receivables that it services for itself or others. There are no requirements under the Basic Documents to maintain a back-up servicer. The Servicer and its Affiliates may engage in any marketing practice or promotion or any sale of any products, goods or services to Obligors with respect to the Receivables so long as such practices, promotions or sales are offered to obligors of comparable motor vehicle receivables serviced by the Servicer for itself and others, whether or not such practices, promotions or sales might result in a decrease in the aggregate amount of payments on the Receivables, prepayments or faster or slower timing of the payment of the Receivables. Subject to Section 4.05, the Servicer may grant extensions, rebates, deferrals, amendments, modifications or adjustments with respect to any Receivable in accordance with its Customary Servicing Practices; *provided*, *however*, that if the Servicer (i) extends the date for final payment by the Obligor of any Receivable beyond the last day of the Collection Period preceding the latest Final Scheduled Distribution Date of any Notes issued under the Indenture or (ii) reduces the APR or Principal Balance with respect to any Receivable other than as required by applicable law (including, without limitation, by the Servicemembers Civil Relief Act) or court order, it will promptly purchase such Receivable in the manner provided in Section 4.06 if such change in the Receivable would materially and adversely affect the interests of the Issuer or the Noteholders in such Receivable. The Servicer may in its discretion waive any late payment charge or any other fees that may be collected in the ordinary course of servicing a Receivable.

(b)　　The Servicer's duties shall include collection and posting of all payments, responding to inquiries of Obligors on the Receivables, investigating delinquencies, sending remittance advises to Obligors, reporting tax information to Obligors, accounting for collections and furnishing monthly and annual statements to the Owner Trustee and the Indenture Trustee with respect to distributions. The Servicer is not required under the Basic Documents to make any disbursements via wire transfer or otherwise on behalf of an Obligor. There are no requirements under the Receivables or the Basic Documents for funds to be, and funds shall not be, held in trust for an Obligor. The Servicer shall not make any payments or distributions on behalf of an Obligor.

(c)　　Without limiting the generality of the foregoing, the Servicer is authorized and empowered to execute and deliver, on behalf of itself, the Trust, the Owner Trustee, the Indenture Trustee and the Securityholders or any of them, any and all instruments of satisfaction or cancellation, or partial or full release or discharge, and all other comparable instruments, with respect to the Receivables or to the Financed Vehicles securing the Receivables. If the Servicer shall commence a legal proceeding to enforce a Receivable (other than a Repurchased Receivable), the Issuer shall thereupon be deemed to have automatically assigned, solely for the purpose of collection, such Receivable to the Servicer. If in any enforcement suit or legal proceeding it shall be held that the Servicer may not enforce a Receivable on the ground that it shall not be a real party in interest or a holder entitled to enforce such Receivable, the Issuer shall, at the Servicer's expense and direction, take steps to enforce the Receivable, including bringing suit in its name or the name of the Indenture Trustee or the Securityholders. The Issuer shall furnish the Servicer with any powers of attorney and other documents reasonably necessary or appropriate to enable the Servicer to carry out its servicing and administrative duties hereunder.

(d)   Nothing in any section of this Agreement shall be construed to prevent the Servicer from implementing new programs, whether on an intermediate, pilot or permanent basis, or on a regional or nationwide basis, or from modifying its standards, policies and procedures as long as, in each case, such programs or modifications would be consistent with its Customary Servicing Practices, even if such practices, promotions or sales might result in a decrease in the aggregate amount of payments on the Receivables, prepaying or faster or slower timing of the payment of the Receivables.

(e)   Notwithstanding anything in this Agreement to the contrary, the Servicer may refinance any Receivable and deposit the full Principal Balance of such Receivable into the Collection Account. The receivable created by such refinancing shall not be property of the Issuer. The Servicer and its Affiliates may also sell insurance or debt cancellation products, including products which result in the cancellation of some or all of the amount of a Receivable upon the death or disability of the Obligor or any casualty with respect to the Financed Vehicle.

SECTION 4.02 Collection of Receivable Payments. The Servicer shall make reasonable efforts to collect all payments called for under the terms and provisions of the Receivables as and when the same shall become due in accordance with its Customary Servicing Practices. Payments on the Receivables made in accordance with the related documentation for such Receivables, shall be posted to the Servicer's Obligor records in accordance with the Servicer's Customary Servicing Practices. Such payments shall be allocated to principal, interest or other items in accordance with the related documentation for such Receivables

SECTION 4.03 Realization upon Receivables. On behalf of the Issuer, the Servicer shall use commercially reasonable efforts, consistent with its Customary Servicing Practices, to repossess or otherwise convert the ownership of the Financed Vehicle securing any Receivable as to which the Servicer shall have determined eventual payment in full is unlikely, unless it determines in its sole discretion that repossession will not increase the Net Liquidation Proceeds by an amount greater than the expense of such repossession or that the proceeds ultimately recoverable with respect to such Receivable would be increased by forbearance. The Servicer shall follow such Customary Servicing Practices and procedures as it shall deem necessary or advisable, which may include reasonable efforts to realize upon any Dealer Recourse and selling the related Financed Vehicle at public or private sale. The foregoing shall be subject to the provision that, in any case in which the Financed Vehicle shall have suffered damage, the

Servicer shall not be required to expend funds in connection with the repair or the repossession of such Financed Vehicle unless it shall determine in its discretion that such repair and/or repossession will increase the Net Liquidation Proceeds.

SECTION 4.04 <u>Maintenance of Security Interests in Financed Vehicles</u>. The Servicer shall, in accordance with its Customary Servicing Practices, take such steps as are necessary to maintain perfection of the security interest created by each Receivable in the related Financed Vehicle. The Servicer is hereby authorized to take such steps as are necessary to re-perfect such security interest on behalf of the Issuer and the Indenture Trustee in the event of the relocation of a Financed Vehicle or for any other reason. If the assignment of a Receivable to the Issuer is insufficient, without a notation on the related Financed Vehicle's Certificate of Title, to grant to the Issuer a first priority perfected security interest in the related Financed Vehicle, the Servicer hereby agrees to serve as the agent of the Issuer for the purpose of perfecting the security interest of the Issuer in such Financed Vehicle and agrees that the Servicer's listing as the secured party on the Certificate of Title is in this capacity as agent of the Issuer. The provisions set forth in this <u>Section 4.04</u> are the sole requirements under the Basic Documents with respect to the maintenance of collateral or security on the Receivables. It is understood that the Financed Vehicles are the collateral and security for the Receivables, but that the Certificate of Title with respect to a Financed Vehicle does not constitute collateral and merely evidences such security interest.

SECTION 4.05 <u>Covenants of Servicer</u>. Unless required by law or court order, the Servicer shall not release the Financed Vehicle securing any Receivable from the security interest granted by such Receivable in whole or in part except (i) in the event of payment in full by or on behalf of the Obligor thereunder or payment in full less a deficiency which the Servicer would not attempt to collect in accordance with its Customary Servicing Practices, (ii) in connection with repossession or (iii) except as may be required by an insurer in order to receive proceeds from any insurance policy covering such Financed Vehicle.

SECTION 4.06 <u>Purchase of Receivables upon Breach</u>. The Servicer or the Issuer shall inform the other party and the Indenture Trustee promptly, in writing, upon the discovery of any breach by the Servicer of its obligations under <u>Section 4.02, 4.04 or 4.05</u> that would materially and adversely affect any Receivable. If the breach materially and adversely affects the interests of the Securityholders in such Receivable, then the Servicer shall either (a) correct or cure such breach or (b) repurchase such Receivable from the Issuer, in either case on or before the Distribution Date following the end of the Collection Period which includes the 60th day (or, if the Servicer elects, an earlier date) after the date that the Servicer became aware or was notified of such breach. Any such breach or failure will be deemed not to have a material and adverse effect if such breach or failure does not affect the ability of the Issuer to receive and retain timely payment in full on such Receivable. In consideration of such Receivable, the Servicer shall remit the Repurchase Payment in the manner specified in <u>Section 5.05</u>. Upon payment of such Repurchase Payment by the Servicer, the Issuer and the Indenture Trustee shall release and shall execute and deliver such instruments of release, transfer or assignment, in each case without recourse or representation, as shall be reasonably requested of it to vest in the Servicer or its designee any Receivable and any related Purchased Assets repurchased pursuant hereto. Neither the Owner Trustee nor the Indenture Trustee will have any duty to conduct an affirmative investigation as to the occurrence of any condition requiring the repurchase of any Receivable pursuant to this Section 4.06. The sole remedy of the Indenture Trustee, the Owner Trustee, the Issuer, the Securityholders [or the [Swap Counterparty][Cap Provider]] against the Servicer with respect to a breach by the Servicer of its obligations under Sections 4.02, 4.04 or 4.05 shall be to require the Servicer to purchase Receivables pursuant to this Section 4.06.

SECTION 4.07 Servicing Fee and Expenses. As compensation for the performance of its obligations hereunder, the Servicer shall be entitled to receive on each Distribution Date the Base Servicing Fee and shall be entitled to retain all Supplemental Servicing Fees. The Servicer will also be entitled to receive investment earnings (net of investment losses and expenses) on funds on deposit in the Collection Account and the Reserve Account during each Collection Period. Except to the extent otherwise provided herein, the Servicer shall be required to pay all expenses incurred by it in connection with its activities under this Agreement (including fees and disbursements of independent accountants, taxes imposed on the Servicer, expenses incurred in connection with distributions and reports to Securityholders and all other fees and expenses not expressly stated under this Agreement to be for the account of the Securityholders).

SECTION 4.08 Servicer's Certificate.

(a)   On or before each Determination Date, the Servicer shall deliver to the Owner Trustee, each Paying Agent, the Indenture Trustee [and the [Swap Counterparty][Cap Provider]], with a copy to each Rating Agency, a Servicer's Certificate containing all information necessary to make the distributions pursuant to Sections 5.06, 5.07 and 5.08 of this Agreement and Section 5.04(d) of the Indenture for the Collection Period preceding the date of such Servicer's Certificate, all information necessary for the Owner Trustee to send statements to the Certificateholders and the Indenture Trustee to send statements to the Noteholders pursuant to the Trust Agreement or Indenture, as the case may be. Each of the Owner Trustee and the Indenture Trustee may conclusively rely on the information in any Servicer's Certificate and shall have no duty to confirm or verify the contents thereof. At the sole option of the Servicer, each Servicer Certificate may be delivered in electronic or hard copy form.

(b)   A Noteholder may send a request to the Seller at any time notifying the Seller that such Noteholder wishes to communicate with other Noteholders with respect to an exercise of their rights under the terms of the Basic Documents. So long as the Seller is filing the Servicer's Certificates as monthly distribution reports on Form 10-D under the Exchange Act with respect to the Issuer, the Depositor shall include in each such Form 10-D any request received during the related Collection Period from a Noteholder to communicate with other Noteholders related to the Noteholders exercising their rights under the terms of the Basic Documents. The disclosure in such Form 10-D regarding the request to communicate shall include the name of the investor making the request, the date the request was received, a statement to the effect that the Issuer has received a request from such Noteholder, stating that such Noteholder is interested in communicating with other Noteholders with regard to the possible exercise of rights under the Basic Documents, and a description of the method other Noteholders may use to contact the requesting Noteholder.

SECTION 4.09 Annual Statement as to Compliance; Notice of Default.

(a)   The Servicer shall deliver to the Owner Trustee, the Indenture Trustee[, the [Swap Counterparty][Cap Provider]] and each Rating Agency, within 90 days after the end of each fiscal year of the Servicer, beginning [_____], an Officer's Certificate with respect to the prior fiscal year of the Servicer ended such calendar year (or with respect to the initial Officer's Certificate, the period from the date of the initial issuance of the Notes to [_____]), providing the information required under Item 1123 of Regulation AB.

(b)   The Servicer shall deliver to the Issuer, the Owner Trustee, the Indenture Trustee[, the [Swap Counterparty][Cap Provider]] and each Rating Agency, promptly after having obtained knowledge thereof, written notice (in the form of an Officer's Certificate) of any event that with the giving of notice or lapse of time, or both, would become a Servicer Default under Section 8.01. Except to the extent set forth in this Section 4.09(b) of this Agreement and Section 5.01 of the Indenture, the Basic Documents do not require any policies or procedures to monitor any performance or other triggers and Events of Default.

(c)   The Servicer will deliver to the Issuer, within 90 days after the end of each fiscal year of the Servicer, beginning [_____], a report regarding the Servicer's assessment of compliance with the Servicing Criteria during the immediately preceding calendar year, including disclosure of any material instance of non-compliance identified by the Servicer, as required under paragraph (b) of Rule 13a-18 and Rule 15d-18 of the Exchange Act and Item 1122 of Regulation AB.

SECTION 4.10 Annual Registered Public Accounting Firm Attestation. On or before the 90th day following the end of each fiscal year, beginning with the fiscal year ending [_____], the Servicer shall cause a firm of independent registered public accountants (who may also render other services to the Servicer, the Seller or their respective Affiliates) to furnish to the Issuer, with a copy to the Indenture Trustee, the Servicer and the Seller, each attestation report on assessments of compliance with the Servicing Criteria with respect to the Servicer or any Affiliate thereof during the related fiscal year delivered by such accountants pursuant to paragraph (c) of Rule 13a-18 or Rule 15d-18 of the Exchange Act and Item 1122 of Regulation AB. The certification required by this paragraph may be replaced by any similar certification using other procedures or attestation standards which are now or in the future in use by servicers of comparable assets, or which otherwise comply with any rule, regulation, "no action" letter or similar guidance promulgated by the Commission.

The Servicer, however, shall not be obligated to add as an addressee or reliance party with respect to any report described above any Person who does not comply with or agree to the required procedures of such firm of independent certified public accountants, including but not limited to execution of engagement letters or access letters regarding such reports.

SECTION 4.11 Appointment of Subservicer. So long as NMAC acts as the Servicer, the Servicer may at any time without notice or consent delegate (a) any or all of its duties under this Agreement to any of its Affiliates or (b) specific duties as servicer under this Agreement through subcontractors; provided, however, that no such delegation or subcontracting shall relieve the Servicer of its responsibilities with respect to such duties as to which the Servicer shall remain primarily responsible with respect thereto. For any servicing activities delegated to third parties in accordance with this Section 4.11, the Servicer shall follow such policies and procedures to monitor the performance of such third parties and compliance with such servicing activities as the Servicer follows with respect to comparable motor vehicle receivables serviced by the Servicer for its own account.

SECTION 4.12 Fidelity Bond. The Servicer shall not be required to maintain a fidelity bond or error and omissions policy.

SECTION 4.13 Administrator Compensation. The Servicer shall pay the Administrative Agent compensation pursuant to Section 3 of the Administration Agreement.

ARTICLE V.

Distributions; Accounts;
Statements to the Certificateholders and the Noteholders

SECTION 5.01 Establishment of Accounts.

(a)　　The Servicer shall cause to be established the following accounts:

(i)　　For the benefit of the Securityholders [and the [Swap Counterparty][Cap Provider]] in the name of the Indenture Trustee, an account (the "Collection Account"), which shall be an Eligible Account initially established with the Indenture Trustee. No checks shall be issued, printed or honored with respect to the Collection Account.

(ii)　　For the benefit of the Securityholders [and the Swap Counterparty] in the name of the Indenture Trustee, an account (the "Reserve Account"), which shall be an Eligible Account initially established with the Indenture Trustee. No checks shall be issued, printed or honored with respect to the Reserve Account.

(b)　　All amounts held in the Collection Account and the Reserve Account (collectively, the "Accounts") shall, to the extent permitted by applicable laws, rules and regulations and as directed by the Servicer, be invested by the Indenture Trustee in Eligible Investments in accordance with Section 8.03 of the Indenture. All such Eligible Investments shall mature not later than the Business Day preceding the next Distribution Date, in such manner that such amounts invested shall be available to make the required distributions on the Distribution Date. The Servicer will not direct the Indenture Trustee, and the Issuer shall cause the Servicer not to make any investment of any funds or to sell any investment held in the Collection Account unless the security interest granted and perfected in such account will continue to be perfected in such investment or the proceeds of such sale, in either case without any further action by any Person, and, in connection with any direction to the Indenture Trustee to make any such investment or sale, if requested by the Indenture Trustee, the Servicer shall deliver to the Indenture Trustee an Opinion of Counsel, acceptable to the Indenture Trustee, to such effect.

(c)　　If either (i) the Servicer, in its sole discretion and for any reason, notifies the Indenture Trustee and the Owner Trustee in writing that the Accounts should be moved or (ii) the Indenture Trustee or the Owner Trustee, as applicable, notifies the Servicer that the short-term unsecured debt obligations of the Indenture Trustee or the Owner Trustee, as applicable, no longer have the Required Deposit Rating, then, in each case, the Servicer shall, within ten Business Days after receipt of the notice described in clause (i) or (ii), as applicable, cause the Accounts (x) to be moved to segregated trust accounts in a bank or trust company selected by the Servicer, the short-term unsecured debt obligations of which shall have the Required Deposit Rating, or (y) to be moved to the trust department of the Indenture Trustee or the Owner Trustee, as applicable. The Indenture Trustee or the Owner Trustee, as applicable, shall assist the Servicer with the moving of Accounts described in the preceding sentence.

(d) Earnings on investment of funds in the Collection Account and the Reserve Account shall be paid to the Servicer as additional servicing compensation, and any losses and investment expenses shall be charged against the funds on deposit in the Collection Account or the Reserve Account, as applicable.

(e) Except for the Collection Account and the Reserve Account, there are no accounts required to be maintained under the Basic Documents.

(f) The Indenture Trustee shall transfer all amounts remaining on deposit in the Collection Account on the Distribution Date on which the Notes of all Classes have been paid in full [and after payment of any outstanding Net Swap payments to the Swap Counterparty under the Interest Rate Swap Agreement and after payment of any Swap Termination Payments, if any, to the Swap Counterparty under the Interest Rate Swap Agreement] (or when substantially all of the Collateral is otherwise released from the lien of the Indenture) to the Designated Account, and take all necessary or appropriate actions to transfer all of its right, title and interest in the Collection Account, all funds or investments held therein and all proceeds thereof, whether or not on behalf of the Securityholders [or the Swap Counterparty], to the Owner Trustee for the benefit of the Certificateholders, subject to the limitations set forth in the Indenture with respect to amounts held for payment to Noteholders that do not promptly deliver a Note for payment on such Distribution Date. After the transfer to the Designated Account described in the immediately preceding sentence, references in this Agreement to "Collection Account" shall be deemed to be references to the "Designated Account."

(g) With respect to the Accounts and all property held therein, the Owner Trustee agrees, by its acceptance hereof that, on the terms and conditions set forth in the Indenture, for so long as Notes of any Class remain outstanding [and payments are owing to the Swap Counterparty under the Interest Rate Swap Agreement,], the Indenture Trustee shall possess all right, title and interest therein (excluding interest or investment income thereon payable to the Servicer or the Seller, as the case may be), and the Accounts shall be under the sole dominion and control of the Indenture Trustee for the benefit of the Noteholders, the Certificateholders [and the Swap Counterparty], as the case may be, as set forth in the Indenture. The parties hereto agree that the Servicer shall have the power, revocable by the Indenture Trustee or by the Owner Trustee with the consent of the Indenture Trustee, to instruct the Indenture Trustee to make withdrawals and payments from the Collection Account for the purpose of permitting the Servicer,

Indenture Trustee or the Owner Trustee to carry out its respective duties hereunder or under the Indenture or the Trust Agreement, as the case may be.

Notwithstanding the foregoing, the Servicer shall be entitled to withhold, or to be reimbursed from amounts otherwise payable into or on deposit in the Collection Account, as the case may be, amounts previously deposited in the Collection Account but later determined to have resulted from mistaken deposits or posting.

(h)   With respect to the Account Property, the parties hereto agree that:

(i)   any Account Property that consists of uninvested funds shall be held solely in Eligible Accounts and, except as otherwise provided herein, each such Eligible Account shall be subject to the exclusive custody and control of the Indenture Trustee, and, except as otherwise provided in the Basic Documents, the Indenture Trustee or its designee shall have sole signature authority with respect thereto;

(ii)   any Account Property that constitutes Physical Property shall be delivered to the Indenture Trustee or its designee, in accordance with paragraph (a) of the definition of "Delivery" and shall be held, pending maturity or disposition, solely by the Indenture Trustee or any such designee;

(iii)   any Account Property that is an "uncertificated security" under Article 8 of the UCC and that is not governed by clause (iv) below shall be delivered to the Indenture Trustee or its designee in accordance with paragraph (c) of the definition of "Delivery" and shall be maintained by the Indenture Trustee or such designee, pending maturity or disposition, through continued registration of the Indenture Trustee's (or its designee's) ownership of such security on the books of the issuer thereof; and

(iv)   any Account Property that is an uncertificated security that is a "book-entry security" (as such term is defined in Federal Reserve Bank Operating Circular No. 7) held in a securities account at a Federal Reserve Bank and eligible for transfer through the Fedwire® Securities Service operated by the Federal Reserve System pursuant to Federal book-entry regulations shall be delivered in accordance with paragraph (b) of the definition of "Delivery" and shall be maintained by the Indenture Trustee or its designee or a securities intermediary (as such term is defined in Section 8-102(a)(14) of the UCC) acting solely for the Indenture Trustee or such designee, pending maturity or disposition, through continued book-entry registration of such Account Property as described in such paragraph.

SECTION 5.02 Collections.

(a)   Except as otherwise provided in this Agreement, the Servicer shall remit to the Collection Account all Collections (other than payments on Repurchased Receivables) not later than the second Business Day after identification thereof; *provided*, *however*, that if the Monthly Remittance Condition is satisfied, then the Servicer shall not be required to deposit into the Collection Account an amount equal to the Collections received during the related Collection Period until the Business Day before each Distribution Date. The "Monthly Remittance Condition" shall be deemed to be satisfied if (i) NMAC is the Servicer and (ii) NMAC's short-term unsecured debt obligations are rated at least ["Prime-1"] by [Moody's] and at least ["F1"] by [Fitch] (so long as [Moody's] and [Fitch] are Rating Agencies). Commencing with the first day of the first Collection Period that begins at least two Business Days after the day on which the Monthly Remittance Condition is not satisfied, all Collections then held by the Servicer shall be immediately deposited into the Collection Account and all future Collections on or in respect of the Receivables (other than payments on Repurchased Receivables) and all Net Liquidation Proceeds shall be remitted by the Servicer to the Collection Account not later than the second Business Day after identification thereof. Notwithstanding the foregoing, the Servicer may remit Collections to the Collection Account on any other alternate remittance schedule (but not later than the related Distribution Date) if the Rating Agency Condition is satisfied with respect to such alternate remittance schedule. Pending deposit into the Collection Account, Collections may be commingled and used by the Servicer at its own risk and are not required to be segregated from its own funds.

(b)   [The Indenture Trustee will promptly, on the date of receipt, deposit into the Collection Account all Net [Swap][Cap] Receipts received by it under the Interest Rate [Swap][Cap] Agreement in immediately available funds.]

SECTION 5.03 Application of Collections. All Collections for the related Collection Period with respect to each Receivable shall be posted to the Servicer's Obligor records in accordance with the Servicer's Customary Servicing Practices.

SECTION 5.04 [Reserved]

SECTION 5.05 Additional Deposits.

(a)   The following additional deposits shall be made to the Collection Account: (i) the Seller shall remit the aggregate Repurchase Payments with respect to Repurchased Receivables pursuant to Section 3.02; (ii) the Servicer shall remit (A) the aggregate Repurchase Payments with respect to Repurchased Receivables pursuant to Section 4.06 and (B) the cash amount required upon any optional purchase of the Receivables by the Servicer, or any Successor Servicer, pursuant to Section 9.01; and (iii) the Indenture Trustee shall transfer [(A)] the amounts described in Sections 5.06 and 5.07 from the Reserve Account to the Collection Account pursuant to Section 5.07[, and (B) the amounts on deposit in the [Swap][Cap] Termination Payment Account, if any, to the Collection Account].

(b)   All deposits required to be made pursuant to Section 5.05(a) by the Seller or the Servicer, as the case may be, may be made in the form of a single deposit and shall be made in immediately available funds, no later than 5:00 P.M., New York City time, on the Business Day immediately preceding the related Distribution Date. At the direction of the Servicer, the Relevant Trustee shall invest such amounts in Eligible Investments in accordance with Section 5.01(b).

(c)   [The Servicer will promptly, on the date of receipt, deposit into the Collection Account any Net [Swap][Cap] Receipts received by the Servicer from the [Swap Counterparty][Cap Provider], if any.]

(d)   So long as NMAC is the Servicer, NMAC (as Servicer or in any other capacity) may make the remittances pursuant to Sections 5.02, 5.04 and 5.05(a) above net of amounts to be distributed to the Servicer or its Affiliates pursuant to Section 5.06 and may pay the Optional Purchase Price pursuant to Section 9.01(a) net of amounts to be distributed to the Servicer or its Affiliates. Accounts between the Servicer and such Affiliates will be adjusted accordingly. Nonetheless, the Servicer shall account for all of the above described remittances and distributions (except for the Supplemental Servicing Fee to the extent that the Servicer is entitled to retain such amounts) in the Servicer's Certificate as if the amounts were deposited and/or transferred separately.

SECTION 5.06 Payments and Distributions.

(a)   Prior to any acceleration of the Notes pursuant to Section 5.02 of the Indenture, on each Distribution Date, the Relevant Trustee (based on information contained in, and as directed by, the Servicer's Certificate delivered on or before the related Determination Date) shall make the following deposits and distributions, to the extent of Available Amounts on deposit in the Collection Account for such Distribution Date and with respect to the related Collection Period, in the following order of priority:

(i)   to the Servicer, the Base Servicing Fee and any unpaid Base Servicing Fees from one or more prior Collection Periods;

(ii)   [to the Swap Counterparty, the Net Swap Payment, if any, for such Distribution Date, such amounts to be paid from any remaining Available Amounts;]

(iii)   [on a pro rata basis, (A) to the Swap Counterparty, any Senior Swap Termination Payments for such Distribution Date, and (B)] on a pro rata basis (based on the amounts distributable pursuant to this clause to each Class of Noteholders), to the Class A-1 Noteholders, the Noteholders' Interest Distributable Amount for such Class, to the Class A-2[a] Noteholders, the Noteholders' Interest Distributable Amount for such Class, [to the Class A-2b Noteholders, the Noteholders' Interest Distributable Amount for such Class,] to the Class A-3 Noteholders, the Noteholders' Interest Distributable Amount for such Class, and to the Class A-4 Noteholders, the Noteholders' Interest Distributable Amount for such Class, such amounts to be paid from any remaining Available Amounts;

(iv)   to the Class A-1 Noteholders until the principal amount of the Class A-1 Notes is reduced to zero, then to the Class A-2 Noteholders [(pro rata among the Class A-2a Noteholders and the Class A-2b Noteholders)], until the principal amount of the Class A-2 Notes is reduced to zero, then to the Class A-3 Noteholders, until the principal amount of the Class A-3 Notes is reduced to zero, and then to the Class A-4 Noteholders, until the principal amount of the Class A-4 Notes is reduced to zero, an amount equal to the Noteholders' Principal Distributable Amount for each such Class for such Distribution Date (after giving effect to any reduction in Noteholders' Principal Distributable Amount described in clause (v) above), such amounts to be paid from any remaining Available Amounts;

(v)   to the Reserve Account, the amount, if any, necessary to cause the balance of funds therein to equal the Specified Reserve Account Balance with respect to such Distribution Date, such amounts to be paid from any remaining Available Amounts;

(vi)   [to the Swap Counterparty, any Subordinated Swap Termination Payments for such Distribution Date, to the extent of Available Amounts;]

(vii)   to the Indenture Trustee, any accrued and unpaid fees, expenses and indemnity payments due pursuant to the Indenture, but only to the extent that such fees, expenses or indemnity payments have not been paid by the Administrator and have been outstanding for at least sixty (60) days, such amounts to be paid from any remaining Available Amounts;

(viii)   to the Owner Trustee, any accrued and unpaid fees, expenses and indemnity payments due pursuant to the Trust Agreement, but only to the extent that such fees, expenses or indemnity payments have not been paid by the Administrator and have been outstanding for at least sixty (60) days, such amounts to be paid from any remaining Available Amounts; and

(ix)   any remaining Available Amounts to the Designated Account for distribution to the Certificateholders.

(b)   Notwithstanding any other provision of Section 5.06(a), following the occurrence and during the continuation of an Event of Default which has resulted in an acceleration of the Notes and unless and until such acceleration has been rescinded, on each Distribution Date, the Indenture Trustee shall apply all amounts on deposit in the Collection Account pursuant to Section 5.04(b) of the Indenture.

(c)   Notwithstanding the provisions of Section 5.06(b) of this Agreement and Section 5.04(b) of the Indenture, after the occurrence of an Event of Default that results in the acceleration of any Notes, on and after the date on which such acceleration has been rescinded, on each Distribution Date, the Relevant Trustee shall make payments and distributions from the Collection Account in accordance with Section 5.06(a).

SECTION 5.07 Reserve Account.

(a)   On each Distribution Date, the Relevant Trustee will deposit Available Amounts into the Reserve Account pursuant to Section 5.06(c) as provided in the Servicer's Certificate, until the amount on deposit therein equals the Specified Reserve Account Balance.

(b)   On each Distribution Date, to the extent that amounts on deposit in the Collection Account are insufficient to fully fund the payments and distributions described in clauses (i) through [(v)] of Section 5.06(a) of this Agreement or clauses (1) through [(6)] of Section 5.04(b) of the Indenture, the Relevant Trustee will withdraw amounts then on deposit in the Reserve Account, up to the amounts of any such deficiencies, and deposit such amounts into the Collection Account for application pursuant to such clauses.

(c)   On each Distribution Date, as provided in the Servicer's Certificate, the Relevant Trustee will release to the Certificateholders any amounts remaining on deposit in the Reserve Account in excess of the Specified Reserve Account Balance. Upon the payment in full of the Notes under the Indenture [and payment of any Net Swap Payments and Swap Termination Payments (if any) to the Swap Counterparty under an Interest Rate Swap Agreement], as directed in writing by the Servicer, the Relevant Trustee will deposit into the Designated Account for distribution to the Certificateholders any amounts remaining on deposit in the Reserve Account and all rights to the Reserve Account and all other collateral registered or held therein shall vest in the Certificateholders. Upon any such distribution to the Certificateholders, the Issuer, the Owner Trustee, the Indenture Trustee, the Noteholders[, the [Swap Counterparty][Cap Provider]] and the Relevant Trustee will have no further rights in, or claims to, such amounts.

SECTION 5.08 Statements to Certificateholders and Noteholders.

(a)   On each Distribution Date, the Indenture Trustee shall include with each distribution to each Noteholder [and the Swap Counterparty] (or make available on its investor website) and the Owner Trustee shall include with each distribution to each Certificateholder a statement (which statement may be the Servicer's Certificate and which statement shall also be provided to the Servicer and the Servicer will thereafter deliver or otherwise make available a copy of such statement to each Rating Agency) based on information in the Servicer's Certificate furnished pursuant to Section 4.08, setting forth for the Collection Period relating to such Distribution Date the following information:

(i)   the amount of the payment allocable to the principal amount of each Class of Notes;

(ii)   the amount of the payment allocable to interest on or with respect to each Class of Notes;

(iii)   [the YSOC Amount;]

(iv)   the Pool Balance as of the close of business on the last day of the related Collection Period;

(v)   [the Adjusted Pool Balance as of the close of business on the last day of the related Collection Period;]

(vi)   the amount of the Base Servicing Fee paid to the Servicer with respect to the related Collection Period, the amount of any unpaid Base Servicing Fees and the change in such amount from that of the prior Distribution Date and the amount of the Supplemental Servicing Fee, if any, paid to the Servicer with respect to the related Collection Period;

(vii)   the Noteholders' Interest Carryover Shortfall and the Noteholders' Principal Carryover Shortfall, if any, with respect to each Class of Notes, and the change in such amounts from the preceding Distribution Date;

(viii)   the Outstanding Amount, the Note Factor and the Note Pool Factor with respect to each Class of Notes, and the Certificate Balance, the Certificate Factor and the Certificate Pool Factor with respect to the Certificates, in each case after giving effect to all payments in respect of principal on such Distribution Date;

(ix)   the balance of the Reserve Account on such Distribution Date, after giving effect to changes thereto on such Distribution Date and the amount of such changes;

(x)   the amount of defaults and net losses on the Receivables for the related Collection Period;

(xi)   the number of delinquencies on the Receivables as a percentage of the number of Receivables;

(xii)   any material change in practices with respect to charge-offs, collection and management of delinquent Receivables, and the effect of any grace period, re-aging, re-structuring, partial payments or other practices on delinquency and loss experience;

(xiii)   any material modifications, extensions or waivers to Receivables terms, fees, penalties or payments during the Collection Period; [and]

(xiv)   any material breaches of representations, warranties or covenants with respect to the Receivables; [and]

(xv)   [the amount of the Net [Swap][Cap] Receipts, if any, [the Net Swap Payment, if any,] the Senior Swap Termination Payment, if any, the Subordinated Swap Termination Payment, if any, and the [Swap][Cap] Termination Payment, if any.]

(b)   Copies of such statements may be obtained by the Certificateholders or the Note Owners from the Owner Trustee or the Indenture Trustee, as the case may be, by a request in writing. The Owner Trustee or the Indenture Trustee, as the case may be, shall provide such copies promptly after such requests.

(c)   No disbursements shall be made directly by the Servicer to a Noteholder, and the Servicer shall not be required to maintain any investor record relating to the posting of disbursements or otherwise.

ARTICLE VI.

The Seller

SECTION 6.01 Representations of Seller. The Seller makes the following representations on which the Issuer is deemed to have relied in acquiring the Receivables. The representations speak as of the Closing Date, and shall survive the sale of the Receivables to the Issuer and the pledge thereof to the Indenture Trustee pursuant to the Indenture.

(a) Organization and Good Standing. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with corporate power and authority to own its properties and to conduct its business as such properties are currently owned and such business is presently conducted, and had at all relevant times, and has, corporate power, authority and legal right to acquire and own the Receivables.

(b) Due Qualification. The Seller is duly qualified to do business as a foreign corporation in good standing, and has obtained all necessary licenses and approvals in all jurisdictions in which the ownership or lease of property or the conduct of its business shall require such qualifications and where the failure to so qualify would have a material adverse effect on the ability of the Seller to perform its obligations under this Agreement.

(c) Power and Authority. The Seller has the corporate power and authority to execute and deliver this Agreement and to carry out its terms. The Seller has full power and authority to sell and assign the property to be sold and assigned to and deposited as part of the Owner Trust Estate, and has duly authorized such sale and assignment to the Issuer by all necessary corporate action; and the execution, delivery and performance of this Agreement has been duly authorized by the Seller by all necessary corporate action.

(d) Valid Sale; Binding Obligations. This Agreement evidences a valid sale, transfer and assignment of the Receivables, enforceable against creditors of and purchasers from the Seller (other than a good faith purchaser for value in the ordinary course of business who takes actual possession of one or more Receivables); and this Agreement is a legal, valid and binding obligation of the Seller enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and by general equitable principles, regardless of whether such enforceability shall be considered in a proceeding in equity or law.

(e) No Violation. The consummation of the transactions contemplated by this Agreement and the fulfillment of the terms hereof do not conflict with, result in any breach of any of the terms and provisions of, nor constitute (with or without notice or lapse of time) a default under, the certificate of incorporation or by-laws of the Seller, or any indenture, agreement or other instrument to which the Seller is a party or by which it shall be bound; nor result in the creation or imposition of any Lien upon any of its properties pursuant to the terms of any such indenture, agreement or other instrument (other than the Basic Documents); nor violate any law or, to the best of the Seller's knowledge, any order, rule or regulation applicable to the Seller of any court or of any federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Seller or its properties; which breach, default, conflict, Lien or violation in any case would have a material adverse effect on the ability of the Seller to perform its obligations under this Agreement.

(f)   No Proceedings. There are no proceedings or investigations pending, or, to the Seller's knowledge, threatened, before any court, regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Seller or its properties: (i) asserting the invalidity of this Agreement, the Trust Agreement, the Indenture, [any Interest Rate [Swap][Cap] Agreement,] the Certificates or the Notes; (ii) seeking to prevent the issuance of the Certificates, [any Interest Rate [Swap][Cap] Agreement] or the Notes or the consummation of any of the transactions contemplated by this Agreement, the Trust Agreement, the Indenture, [any Interest Rate [Swap][Cap] Agreement,]; (iii) seeking any determination or ruling that would materially and adversely affect the performance by the Seller of its obligations under, or the validity or enforceability of, this Agreement, the Trust Agreement, the Indenture, [any Interest Rate [Swap][Cap] Agreement,] the Certificates or the Notes; or (iv) relating to the Seller and that would adversely affect the federal or any state income tax attributes of the Issuer, the Certificates or the Notes.

SECTION 6.02 Compliance with Organizational Documents. The Seller agrees with the Certificateholders, the Note Owners and each Rating Agency that the Seller shall at all times comply with its organizational documents including, without limitation, its certificate of incorporation, as amended.

SECTION 6.03 Liability of Seller; Indemnities. The Seller shall be liable in accordance herewith only to the extent of the obligations specifically undertaken by the Seller under this Agreement. The Seller shall indemnify, defend and hold harmless the Trust, the Owner Trustee and the Indenture Trustee from and against any taxes that may at any time be asserted against any such Person with respect to, as of the date hereof, the sale of the Receivables to the Issuer or the issuance and original sale of the Notes and the Certificates, including any sales, gross receipts, general corporation, tangible personal property, privilege or license taxes and any and all other taxes levied or assessed upon the Issuer or upon all or any part of the Collateral (but, in the case of the Trust, not including any taxes asserted with respect to ownership of the Receivables or federal or other income taxes arising out of the transactions contemplated by this Agreement and the Basic Documents) and costs and expenses in defending against the same.

Indemnification under this Section 6.03 shall survive the termination of this Agreement and shall include reasonable fees and expenses of counsel and expenses of litigation. If the Seller shall have made any indemnity payment to any Person entitled thereto pursuant to this Section 6.03 and such Person thereafter shall collect any of such amounts from others, such Person shall promptly repay such amounts to the Seller, without interest (except to the extent the recipient collects interest from others).

Promptly after receipt by a party indemnified under this Section 6.03 (for purposes of this paragraph, an "Indemnified Party") of notice of the commencement of any action, such Indemnified Party will, if a claim is to be made in respect thereof against the Seller under this Section 6.03, notify the Seller of the commencement thereof. If any such action is brought against any Indemnified Party under this Section 6.03 and it notifies the Seller of the commencement thereof, the Seller will assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Party (who may, unless there is, as evidenced by an Opinion of Counsel to the Indemnified Party stating that there is, a conflict of interest, be counsel to the Seller), and the Seller will not be liable to such Indemnified Party under this Section 6.03 for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, other than reasonable costs of investigation. The obligations set forth in this Section 6.03 shall survive the termination of this Agreement or the resignation or removal of the Owner Trustee or the Indenture Trustee and shall include reasonable fees and expenses of counsel and expenses of litigation. If the Seller shall have made any indemnity payments pursuant to this Section 6.03 and the Person to or on behalf of whom such payments are made thereafter collects any of such amounts from others, such Person shall promptly repay such amounts to the Seller, without interest (except to the extent received by such Person).

The Seller's obligations under this Section 6.03 are obligations solely of the Seller and will not constitute a claim against the Seller to the extent that the Seller does not have funds sufficient to make payment of such obligations. In furtherance of and not in derogation of the foregoing, the Issuer, the Servicer, the Indenture Trustee and the Owner Trustee, by entering into or accepting this Agreement, acknowledge and agree that they have no right, title or interest in or to the Other Assets of the Seller. To the extent that, notwithstanding the agreements and provisions contained in the preceding sentence, the Issuer, the Servicer, the Indenture Trustee or the Owner Trustee either (i) asserts an interest or claim to, or benefit from, Other Assets, or (ii) is deemed to have any such interest, claim to, or benefit in or from Other Assets, whether by operation of law, legal process, pursuant to applicable provisions of insolvency laws or otherwise (including by virtue of Section 1111(b) of the Bankruptcy Code or any successor provision having similar effect under the Bankruptcy Code), then the Issuer, the Servicer, the Indenture Trustee or the Owner Trustee, as applicable, further acknowledges and agrees that any such interest, claim or benefit in or from Other Assets is and will be expressly subordinated to the indefeasible payment in full, which, under the terms of the relevant documents relating to the securitization or conveyance of such Other Assets, are entitled to be paid from, entitled to the benefits of, or otherwise secured by such Other Assets (whether or not any such entitlement or security interest is legally perfected or otherwise entitled to a priority of distributions or application under applicable law, including insolvency laws, and whether or not asserted against the Seller), including the payment of post-petition interest on such other obligations and liabilities. This subordination agreement will be deemed a subordination agreement within the meaning of Section 510(a) of the Bankruptcy Code. The Issuer, the Servicer, the Indenture Trustee and the Owner Trustee each further acknowledges and agrees that no adequate remedy at law exists for a breach of this Section 6.03 and the terms of this Section 6.03 may be enforced by an action for specific performance. The provisions of this Section 6.03 will be for the third party benefit of those entitled to rely thereon and will survive the termination of this Agreement.

SECTION 6.04 Merger or Consolidation of, or Assumption of the Obligations of, Seller. Subject to Section 6.02, any Person (i) into which the Seller may be merged or consolidated, (ii) resulting from any merger, conversion or consolidation to which the Seller shall be a party, (iii) succeeding to the business of the Seller or (iv) that is a corporation more than 50% of the voting stock of which is owned directly or indirectly by Nissan, which Person in any of the foregoing cases executes an agreement of assumption to perform every obligation of the Seller under this Agreement, will be the successor to the Seller under this Agreement without the execution or filing of any document or any further act on the part of any of the parties to this Agreement; provided, however, that (x) immediately after giving effect to such transaction, no representation or warranty made pursuant to Section 6.01 shall have been breached, (y) the Seller shall have delivered to the Owner Trustee and the Indenture Trustee an Officer's Certificate stating that such consolidation, merger or succession and such agreement or assumption comply with this Section 6.04 and that all conditions precedent, if any, provided for in this Agreement relating to such transaction have been complied with and (z) the Seller shall have delivered to the Owner Trustee and the Indenture Trustee an Opinion of Counsel either (A) stating that, in the opinion of such counsel, based on customary qualifications and assumptions, all financing statements and continuation statements and amendments thereto have been executed and filed that are necessary fully to perfect the interest of the Issuer and the Indenture Trustee, respectively, in the Receivables, and reciting the details of such filings, or (B) stating that, in the opinion of such counsel, no such action shall be necessary to preserve and protect such interest. The Seller shall provide notice of any merger, consolidation or succession pursuant to this Section 6.04 to the Servicer and the Servicer shall provide notice thereof to each Rating Agency.

SECTION 6.05 Limitation on Liability of Seller and Others.

(a) Neither the Seller nor any of the directors, officers, employees or agents of the Seller shall be under any liability to the Trust, the Certificateholders or the Noteholders [or the [Swap Counterparty][Cap Provider]], except as provided under this Agreement, for any action taken or for refraining from the taking of any action pursuant to this Agreement or for errors in judgment; provided, however, that this provision shall not protect the Seller or any such person against any liability that would otherwise be imposed by reason of willful misfeasance, bad faith or negligence in the performance of duties or by reason of reckless disregard of obligations and duties under this Agreement. The Seller and any director, officer, employee or agent of the Seller may rely in good faith on the advice of counsel or on any document of any kind, prima facie properly executed and submitted by any Person respecting any matters arising under this Agreement.

(b) The Seller shall not be under any obligation to appear in, prosecute or defend any legal action that shall not be incidental to its obligations under this Agreement, and that in its opinion may cause it to incur any expense or liability; provided, however, that the Servicer may undertake any reasonable action that it may deem necessary or desirable in respect of this Agreement and the rights and duties of the parties to this Agreement and the interests of the Certificateholders and the Noteholders under this Agreement. In such event, the legal expenses and costs of such action and any liability resulting therefrom shall be expenses, costs and liabilities of the Servicer, and the Servicer will not be entitled to be reimbursed therefor.

SECTION 6.06 Seller May Own Certificates or Notes. The Seller and any Affiliate of the Seller may in its individual or any other capacity become the owner or pledgee of Certificates or Notes with the same rights as it would have if it were not the Seller or an Affiliate thereof, except as otherwise provided in the Basic Documents. Certificates or Notes so owned by or pledged to the Seller or such controlling or commonly controlled Person shall have an equal and proportionate benefit under the provisions of this Agreement, without preference, priority or distinction as among all of the Certificates or the Notes, as the case may be, except as otherwise expressly provided in the Basic Documents.

SECTION 6.07 Sarbanes-Oxley Act Requirements. To the extent any documents are required to be filed or any certification is required to be made with respect to the Issuer or the Notes pursuant to the Sarbanes-Oxley Act, the Issuer hereby authorizes the Servicer and the Seller, or either of them, to prepare, sign, certify and file any such documents or certifications on behalf of the Issuer.

ARTICLE VII.

The Servicer

SECTION 7.01 Representations of Servicer. The Servicer makes the following representations, which speak as of the Closing Date and shall survive the sale of the Receivables to the Issuer and the pledge thereof to the Indenture Trustee pursuant to the Indenture.

(a)   Organization and Good Standing. The Servicer is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, with corporate power and authority to own its properties and to conduct its business as such properties are currently owned and such business is presently conducted, and had at all relevant times, and has, corporate power, authority and legal right to acquire, own, sell and service the Receivables and to hold the Receivable Files as custodian on behalf of the Issuer and the Indenture Trustee.

(b)   Due Qualification. The Servicer is duly qualified to do business as a foreign corporation in good standing, and has obtained all necessary licenses and approvals in all jurisdictions in which the ownership or lease of property or the conduct of its business relating to the servicing of the Receivables as required by this Agreement shall require such qualifications and where the failure to so qualify would have a material adverse effect on the ability of the Servicer to perform its obligations under this Agreement.

(c)   Power and Authority. The Servicer has the power and authority to execute and deliver this Agreement and to carry out its terms; and the execution, delivery and performance of this Agreement have been duly authorized by the Servicer by all necessary corporate action.

(d)   Binding Obligation. This Agreement constitutes a legal, valid and binding obligation of the Servicer enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and by general equitable principles, regardless of whether such enforceability shall be considered in equity or law.

(e)   No Violation. The consummation of the transactions contemplated by this Agreement, and the fulfillment of the terms hereof, do not conflict with, result in any breach of any of the terms and provisions of, nor constitute (with or without notice or lapse of time) a default under, the articles of incorporation or by-laws of the Servicer, or any indenture, agreement or other instrument to which the Servicer is a party or by which it shall be bound; nor result in the creation or imposition of any Lien upon any of its properties pursuant to the terms of any such indenture, agreement or other instrument (other than the Basic Documents); nor violate any law or any order, rule or regulation applicable to the Servicer of any court or of any federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Servicer or its properties; which breach, default, conflict, Lien or violation in any case would have a material adverse effect on the ability of the Seller to perform its obligations under this Agreement.

(f)   No Proceedings. There are no proceedings or investigations pending, or, to the Servicer's knowledge, threatened, before any court, regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Servicer or its properties: (i) asserting the invalidity of this Agreement, the Trust Agreement, the Indenture, the Purchase Agreement, [the Interest Rate [Swap][Cap] Agreement(s),] the Certificates or the Notes; (ii) seeking to prevent the issuance of the Certificates or the Notes or the consummation of any of the transactions contemplated by this Agreement, the Trust Agreement, the Indenture[, the Interest Rate [Swap][Cap] Agreement(s),] or the Purchase Agreement; (iii) seeking any determination or ruling that would materially and adversely affect the performance by the Servicer of its obligations under, or the validity or enforceability of, this Agreement, the Trust Agreement, the Indenture, the Purchase Agreement, [the Interest Rate [Swap][Cap] Agreement(s),] the Certificates or the Notes; or (iv) relating to the Servicer and that would adversely affect the federal or any state income tax attributes of the Certificates or the Notes.

SECTION 7.02 Indemnities of Servicer. The Servicer shall be liable in accordance herewith only to the extent of the obligations specifically undertaken by the Servicer under this Agreement:

(a)   The Servicer shall defend, indemnify and hold harmless the Owner Trustee, the Indenture Trustee, [and] the Trust, [the [Swap Counterparty][Cap Provider],] from and against any and all costs, expenses, losses, damages, claims and liabilities (collectively, "Damages") arising out of or resulting from the use, ownership or operation by the Servicer or any of its Affiliates (other than the Trust) of a Financed Vehicle.

(b)   The Servicer shall indemnify, defend and hold harmless the Owner Trustee, the Indenture Trustee, [the [Swap Counterparty][Cap Provider],] and the Issuer from and against any and all Damages to the extent that such Damage arose out of, or was imposed upon, the Owner Trustee, the Indenture Trustee, [the [Swap Counterparty][Cap Provider]] and the Trust, through the negligence, willful misfeasance or bad faith of the Servicer in the performance of its duties under this Agreement or by reason of reckless disregard of its obligations and duties under this Agreement.

Promptly after receipt by a party indemnified under this Section 7.02 (for purposes of this paragraph, an "Indemnified Party") of notice of the commencement of any action, such Indemnified Party will, if a claim in respect thereof is to be made against the Servicer under this Section 7.02, notify the Servicer of the commencement thereof. If any such action is brought against any Indemnified Party under this Section 7.02 and it notifies the Servicer of the commencement thereof, the Servicer will assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Party (who may, unless there is, as evidenced by an Opinion of Counsel to the Indemnified Party stating that there is, a conflict of interest, be counsel to the Servicer), and the Servicer will not be liable to such Indemnified Party under this Section 7.02 for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, other than reasonable costs of investigation. The obligations set forth in this Section 7.02 shall survive the termination of this Agreement or the resignation or removal of the Servicer, the Owner Trustee or the Indenture Trustee and shall include reasonable fees and expenses of counsel and expenses of litigation. If the Servicer shall have made any indemnity payments pursuant to this Section 7.02 and the Person to or on behalf of whom such payments are made thereafter collects any of such amounts from others, such Person shall promptly repay such amounts to the Servicer, without interest (except to the extent received by such Person).

Indemnification under this Section 7.02 by NMAC (or any successor thereto pursuant to Section 7.03) as Servicer, with respect to the period such Person was the Servicer, shall survive the termination of such Person as Servicer or a resignation by such Person as Servicer as well as the termination of this Agreement and shall include reasonable fees and expenses of counsel and expenses of litigation. If the Servicer shall have made any indemnity payments pursuant to this Section 7.02 and the recipient thereafter collects any of such amounts from others, the recipient shall promptly repay such amounts to the Servicer, without interest (except to the extent the recipient collects interest from others).

SECTION 7.03 Merger or Consolidation of, or Assumption of the Obligations of, Servicer. Any Person (i) into which the Servicer may be merged or consolidated, (ii) resulting from any merger, conversion or consolidation to which the Servicer shall be a party, (iii) succeeding to the business of the Servicer, or (iv) so long as NMAC acts as Servicer, that is a corporation more than 50% of the voting stock of which is owned directly or indirectly by Nissan, which Person in any of the foregoing cases executes an agreement of assumption to perform every obligation of the Servicer under this Agreement, will be the successor to the Servicer under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties to this Agreement; provided, however, that (x) the Servicer shall have delivered to the Owner Trustee and the Indenture Trustee an Officer's Certificate stating that such consolidation, merger or succession and such agreement of assumption comply with this Section 7.03 and that all conditions precedent provided for in this Agreement relating to such transaction have been complied with and (y) the Servicer shall have delivered to the Owner Trustee and the Indenture Trustee an Opinion of Counsel either (A) stating that, in the opinion of such counsel, based on customary qualifications and assumptions, all financing statements and continuation statements and amendments thereto have been executed and filed that are necessary fully to preserve and protect the interest of the Issuer and the Indenture Trustee in the Receivables, and reciting the details of such filings, or (B) stating that, in the opinion of such counsel, no such action shall be necessary to perfect such interest. The Servicer shall provide notice of any merger, consolidation or succession pursuant to this Section 7.03 to each Rating Agency.

SECTION 7.04 Limitation on Liability of Servicer and Others.

(a)   Neither the Servicer nor any of the directors, officers, employees or agents of the Servicer shall be under any liability to the Trust, the Certificateholders or the Noteholders[or the [Swap Counterparty][Cap Provider]], or any other Person, except as expressly provided under this Agreement, for any action taken or for refraining from the taking of any action pursuant to this Agreement or for errors in judgment; provided, however, that this provision shall not protect the Servicer or any such person against any liability that would otherwise be imposed by reason of willful misfeasance, bad faith or negligence in the performance of duties or by reason of reckless disregard of obligations and duties under this Agreement. The Servicer and any director, officer, employee or agent of the Servicer may rely in good faith on the advice of counsel or on any document of any kind, prima facie properly executed and submitted by any Person respecting any matters arising under this Agreement.

(b)   Except as provided in this Agreement, the Servicer shall not be under any obligation to appear in, prosecute or defend any legal action that shall not be incidental to its duties to service the Receivables in accordance with this Agreement, and that in its opinion may cause it to incur any expense or liability; provided, however, that the Servicer may undertake any reasonable action that it may deem necessary or desirable in respect of the Basic Documents and the rights and duties of the parties to the Basic Documents and the interests of the Certificateholders under this Agreement and the Noteholders under the Indenture. In such event, the legal expenses and costs of such action and any liability resulting therefrom shall be expenses, costs and liabilities of the Servicer, and the Servicer will not be entitled to be reimbursed therefor.

SECTION 7.05 NMAC Not To Resign as Servicer. Subject to the provisions of Section 7.03, NMAC shall not resign from the obligations and duties hereby imposed on it as Servicer under this Agreement except upon determination that the performance of its duties under this Agreement shall no longer be permissible under applicable law. Notice of any such determination permitting the resignation of NMAC shall be communicated to the Owner Trustee and the Indenture Trustee at the earliest practicable time (and, if such communication is not in writing, shall be confirmed in writing at the earliest practicable time), and any such determination shall be evidenced by an Opinion of Counsel to such effect delivered to the Owner Trustee and the Indenture Trustee concurrently with or promptly after such notice. No such resignation shall become effective until the Indenture Trustee or a Successor Servicer shall (i) have taken the actions required by Section 8.01 of this Agreement to effect the termination of the responsibilities and rights of the predecessor Servicer under this Agreement, including the transfer to the Successor Servicer for administration by it of all cash amounts that shall at the time be held by the predecessor Servicer for deposit, or shall thereafter be received with respect to a Receivable and the delivery of the Receivable Files, and the related accounts and records maintained by the Servicer and (ii) have assumed the responsibilities and obligations of NMAC as Servicer under this Agreement in accordance with Section 8.02 of this Agreement.

ARTICLE VIII.

Default

SECTION 8.01 <u>Servicer Default</u>. If any one of the following events (a "<u>Servicer Default</u>") shall occur and be continuing:

(a)   any failure by the Servicer to deliver or cause to be delivered to the Relevant Trustee for deposit in any of the Accounts any required payment or to direct the Relevant Trustee to make any required distributions therefrom, which failure continues unremedied for a period of ten Business Days after (i) receipt by the Servicer of written notice of such failure given by the Indenture Trustee or Holders of Notes evidencing not less than a majority of the Outstanding Amount or, if no Notes are Outstanding, Holders of Certificates evidencing not less than a majority of the Certificate Balance or (ii) discovery of such failure by an Authorized Officer of the Servicer;

(b)   any failure by the Servicer to duly observe or perform in any material respect any other covenants or agreements of the Servicer set forth in this Agreement (including its obligation to purchase Receivables pursuant to Section 4.06), which failure shall materially and adversely affect the rights of the Certificateholders or the Noteholders and shall continue unremedied for a period of 90 days after receipt by the Servicer of written notice of such failure given by the Indenture Trustee or Holders of Notes evidencing not less than a majority of the Outstanding Amount or, if no Notes are Outstanding, Holders of Certificates evidencing not less than a majority of the Certificate Balance; *provided*, *however*, that a failure under this clause (b) that continues unremedied for a period of 150 days or less will not constitute a Servicer Default if such failure was caused by force majeure or other similar occurrence; or

(c)   the occurrence of an Insolvency Event with respect to the Servicer;

then, and in each and every case, so long as the Servicer Default shall not have been remedied, either the Indenture Trustee or the Holders of Notes evidencing a majority of the Outstanding Amount of the Notes, acting together as a single Class or, if no Notes are Outstanding, Holders of Certificates evidencing not less than a majority of the Certificate Balance, by notice then given in writing to the Servicer (and to the Indenture Trustee and the Owner Trustee if given by the Noteholders) and the Administrator (and the Administrator will provide notice thereof to each Rating Agency pursuant to Section 1(d) of the Administration Agreement) may terminate all of the rights and obligations (other than the obligations set forth in <u>Section 7.02</u> hereof) of the Servicer under this Agreement. On or after the receipt by the Servicer of such written notice, all authority and power of the Servicer under this Agreement, whether with respect to the Notes, the Certificates or the Receivables or otherwise, shall, without further action, pass to and be vested in the Indenture Trustee or such Successor Servicer as may be appointed under <u>Section 8.02</u>; and, without limitation, the Indenture Trustee and the Owner Trustee are hereby authorized and empowered to execute and deliver, for the benefit of the predecessor Servicer, as attorney-in-fact or otherwise, any and all documents and other instruments, and to do or accomplish all other acts or things necessary or appropriate to effect the purposes of such notice of termination, whether to complete the transfer and endorsement of the Receivables and related documents, or otherwise. The predecessor Servicer shall cooperate with the Successor Servicer and the Owner Trustee in effecting the termination of the responsibilities and rights of the predecessor Servicer under this Agreement, including, without limitation, the transfer to the Successor Servicer for administration by it of all cash amounts that shall at the time be held by the predecessor Servicer for deposit, or have been deposited by the predecessor Servicer, in the Accounts or thereafter received with respect to the Receivables that shall at that time be held by the predecessor Servicer and the delivery of the Receivable Files and the related accounts and records maintained by the predecessor Servicer. All reasonable costs and expenses (including attorneys' fees) incurred in connection with transferring the Receivable Files to the Successor Servicer and amending this Agreement to reflect such succession as Servicer pursuant to this Section 8.01 shall be paid by the predecessor Servicer upon presentation of reasonable documentation of such costs and expenses. Notwithstanding the foregoing, in the event the predecessor Servicer is the Indenture Trustee, the original Servicer hereunder shall reimburse the Indenture Trustee for all reasonable costs and expenses as described in the immediately preceding sentence.

SECTION 8.02 Appointment of Successor.

(a)   Upon the Servicer's receipt of notice of termination pursuant to Section 8.01 or the Servicer's resignation in accordance with the terms of this Agreement, the predecessor Servicer shall continue to perform its functions as Servicer under this Agreement, in the case of termination, only until the date specified in such termination notice or, if no such date is specified in a notice of termination, until receipt of such notice and, in the case of resignation, until the earlier of (i) the date 45 days from the delivery to the Owner Trustee and the Indenture Trustee of written notice of such resignation (or written confirmation of such notice) in accordance with the terms of this Agreement and (ii) the date upon which the predecessor Servicer shall become unable to act as Servicer, as specified in the notice of resignation and accompanying Opinion of Counsel. In the event of the Servicer's resignation or termination hereunder, the Indenture Trustee (or, if no Notes are Outstanding, the Issuer acting upon the direction of Holders of Certificates evidencing not less than a majority of the Certificate Balance) shall appoint a Successor Servicer, and the Successor Servicer shall accept its appointment (including its appointment as Administrator under the Administration Agreement as set forth in Section 8.02(b)) by a written assumption in form acceptable to the Owner Trustee and the Indenture Trustee and shall provide in writing the information reasonably required by the Seller to comply with its reporting obligations under the Exchange Act with respect to a replacement servicer. If a Successor Servicer has not been appointed at the time when the predecessor Servicer has ceased to act as Servicer in accordance with this Section 8.02, the Indenture Trustee without further action shall automatically be appointed the Successor Servicer and the Indenture Trustee shall be entitled to the Base Servicing Fee. Notwithstanding the above, the Indenture Trustee (or, if no Notes are Outstanding, the Issuer acting upon the direction of Holders of Certificates evidencing not less than a majority of the Certificate Balance) shall, if it is unwilling or legally unable so to act, appoint or petition a court of competent jurisdiction to appoint, and the predecessor Servicer, if no successor Servicer has been appointed at the time the predecessor Servicer has ceased to act, may petition a court of competent jurisdiction to appoint any established institution having a net worth of not less than $100,000,000 and whose regular business shall include the servicing of automobile and/or light-duty truck receivables, as the successor to the Servicer under this Agreement.

(b)   Upon appointment, the Successor Servicer (including the Indenture Trustee acting as Successor Servicer) shall (i) be the successor in all respects to the predecessor Servicer and shall be subject to all the responsibilities, duties and liabilities arising thereafter relating thereto placed on the predecessor Servicer and shall be entitled, subject to the arrangements referred to in paragraph (c) below, to the servicing fee and all the rights granted to the predecessor Servicer by the terms and provisions of this Agreement and (ii) become the Administrator under the Administration Agreement in accordance with Section 8 of such Agreement.

(c)   In connection with such appointment, the Issuer may make such arrangements for the compensation of such Successor Servicer out of payments on Receivables as it and such Successor Servicer shall agree; provided, however, that no such compensation shall be in excess of that permitted the predecessor Servicer under this Agreement. The Issuer, the Indenture Trustee and such Successor Servicer shall take such action, consistent with this Agreement, as shall be necessary to effectuate any such succession.

SECTION 8.03 Notification . Upon any termination of, or appointment of a successor to, the Servicer pursuant to this Article VIII, the Owner Trustee shall give prompt written notice thereof to the Certificateholders and the Indenture Trustee shall give prompt written notice thereof to the Noteholders and the Administrator (and the Administrator will provide notice thereof to each Rating Agency pursuant to Section 1(d) of the Administration Agreement).

SECTION 8.04 Waiver of Past Defaults. The Holders of Notes evidencing a majority of the Outstanding Amount of the Notes, or, in the case of any Servicer Default which does not adversely affect the Indenture Trustee or the Noteholders, the Holders of Certificates evidencing a majority of the Certificate Balance, may, on behalf of all the Noteholders and the Certificateholders, waive in writing any default by the Servicer in the performance of its obligations hereunder and its consequences, except a default in making any required deposits to or payments from the Collection Account in accordance with this Agreement. Upon any such waiver of a past default, such default shall cease to exist, and any Servicer Default arising therefrom shall be deemed to have been remedied for every purpose of this Agreement. No such waiver shall extend to any subsequent or other default or impair any right consequent thereto.

ARTICLE IX.

Termination; Release of Receivables

SECTION 9.01 Optional Purchase of All Receivables.

(a)   On each Distribution Date following the last day of a Collection Period as of which the Pool Balance shall be less than or equal to the Optional Purchase Percentage multiplied by the Original Pool Balance, NMAC, as Servicer, shall have the option to purchase, or cause to be purchased (the "Optional Purchase"), the Collateral (other than the Reserve Account) for an amount equal to the Optional Purchase Price. To exercise such option, NMAC, as Servicer, shall notify the Owner Trustee and the Indenture Trustee of its intention to do so in writing, no later than the first Business Day of the month in which such purchase is to be effected and shall, on or before the Distribution Date on which such purchase is to occur (such Distribution Date, the "Redemption

Date"), deposit pursuant to Section 5.05 in the Collection Account an amount equal to the Optional Purchase Price (subject to Section 5.05), and shall succeed to all interests in and to the Collateral (other than the Reserve Account). Amounts so deposited will be paid and distributed as set forth in Section 5.06 of this Agreement.

(b)   Notice of any such purchase of the Owner Trust Estate shall be given by the Owner Trustee and the Indenture Trustee to each Securityholder [and the [Swap Counterparty][Cap Provider]] as soon as practicable after their receipt of notice thereof from the Servicer. The Servicer shall also deliver a copy of such notice to each Rating Agency.

(c)   Following the satisfaction and discharge of the Indenture and the payment in full of the principal of and interest on the Notes [and [all Net Swap Payments, if any,] and any Swap Termination Payments, if any due to the Swap Counterparty], the Certificateholders will succeed to the rights of the Noteholders hereunder other than under Section 5.06 and the Owner Trustee will succeed to the rights of the Indenture Trustee provided for in this Agreement.

SECTION 9.02 Release of Receivables.

(a)   Upon repurchase of any Receivable by the Seller pursuant to Section 3.02 or by the Servicer pursuant to Section 4.06 or Section 9.01, the Issuer and the Indenture Trustee on behalf of the Noteholders, shall, without further action, be deemed to transfer, assign, set-over and otherwise convey to the Seller or the Servicer, as the case may be, all right, title and interest of the Issuer in, to and under such repurchased Receivable, all monies due or to become due with respect thereto and all proceeds thereof and the other property conveyed to the Issuer hereunder pursuant to Section 2.01 with respect to such Receivable, and all security and any records relating thereto, such assignment being an assignment outright and not for security; and the Seller or the Servicer, as applicable, shall thereupon own each such Receivable, and all such related security and records, free of any further obligation to the Issuer, the Owner Trustee, the Certificateholders, the Indenture Trustee or the Noteholders with respect thereto.

(b)   The Issuer and Indenture Trustee shall execute such documents and instruments of transfer and assignment and take such other actions as shall be reasonably requested by the Seller or the Servicer, as the case may be, to effect the conveyance of such Receivable pursuant to Sections 3.02, 4.06 and 9.02.

SECTION 9.03 Termination.

(a)   The respective obligations of the Seller, the Servicer, NMAC (so long as NMAC has rights or obligations hereunder), the Owner Trustee, and the Indenture Trustee, as the case may be, pursuant to this Agreement shall terminate upon the earliest of (i) the maturity or other liquidation of the last Receivable and the final disposition of all amounts received upon liquidation of any remaining Receivables, or (ii) the election by the Servicer to purchase the Owner Trust Estate as described in Section 9.01 and the payment or distribution to Securityholders of all amounts required to be paid to them under the Indenture or the Trust Agreement, as the case may be.

(b)   Notice of any such termination under this <u>Section 9.03</u> shall be given by the Indenture Trustee or the Owner Trustee to each Securityholder of record [and to the [Swap Counterparty][Cap Provider]] as specified in the Indenture or the Trust Agreement, as appropriate.

SECTION 9.04 <u>Rights of the Certificateholders</u>. Notwithstanding anything contained herein or in any Basic Document to the contrary, after the Notes are no longer Outstanding following payment in full of the principal and interest on the Notes and the satisfaction and discharge of the Indenture, (i) the Certificateholders will succeed to the rights of the Noteholders under this Agreement and (ii) the Owner Trustee will succeed to the rights of, but not, without its express consent, the obligations of the Indenture Trustee pursuant to this Agreement; <u>provided</u>, <u>however</u>, the Certificateholders shall not be entitled to any payments pursuant to <u>Section 5.06</u> other than pursuant to <u>Section 5.06(a)(viii)</u> of this Agreement and 5.04(b)(6) of the Indenture.

ARTICLE X.

Miscellaneous

SECTION 10.01 <u>Amendment</u>.

(a)   Any term or provision of this Agreement may be amended by the Seller and the Servicer, without the consent of the Indenture Trustee, any Noteholder, the Issuer, the Owner Trustee or any other Person subject to the satisfaction of one of the following conditions:

(i)   the Seller or the Servicer delivers an Officer's Certificate or Opinion of Counsel to the Indenture Trustee to the effect that such amendment will not materially and adversely affect the interests of the Noteholders; or

(ii)   the Rating Agency Condition is satisfied with respect to such amendment;

<u>provided</u>, that no amendment pursuant to this <u>Section 10</u> shall be effective which affects the rights, protections or duties of the Indenture Trustee or the Owner Trustee without the prior written consent of such Person, (which consent shall not be unreasonably withheld or delayed); <u>provided</u>, <u>further</u>, that in the event that any Certificates are held by anyone other than the Administrator or any of its Affiliates, this Agreement may only be amended by the Seller and the Servicer if, in addition, (i) the Holders of the Certificates evidencing a majority of the Certificate Balance of the Certificates consent to such amendment or (ii) such amendment shall not, as evidenced by an Officer's Certificate of the Administrator or an Opinion of Counsel delivered to the Owner Trustee, materially and adversely affect the interests of the Certificateholders.

(b)   This Agreement may also be amended by the Seller and the Servicer for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement or of modifying in any manner the rights of the Noteholders or the Certificateholders with the consent of:

(i)   the Holders of Notes evidencing not less than a majority of the Outstanding Amount of the Notes; and

(ii)   the Holders of the Certificates evidencing a majority of the Certificate Balance.

It will not be necessary for the consent of Noteholders or Certificateholders to approve the particular form of any proposed amendment or consent, but it will be sufficient if such consent approves the substance thereof.

(c)   Promptly after the execution of any such amendment or consent, the Servicer shall furnish written notification of the substance of such amendment or consent to each Rating Agency.

(d)   Prior to the execution of any amendment to this Agreement, the Owner Trustee and the Indenture Trustee shall be entitled to receive and rely upon an Opinion of Counsel stating that the execution of such amendment is authorized or permitted by this Agreement. The Owner Trustee and the Indenture Trustee may, but shall not be obligated to, enter into any such amendment which adversely affects the Owner Trustee's or the Indenture Trustee's, as applicable, own rights, duties or immunities under this Agreement.

(e)   [The Indenture Trustee shall notify the [Swap Counterparty][Cap Provider] of any proposed amendment or supplement to this Agreement. If such proposed amendment or supplement would materially and adversely affect any of the [Swap Counterparty's][Cap Provider's] rights or obligations under an Interest Rate [Swap][Cap] Agreement, the Indenture Trustee shall obtain the consent of the [Swap Counterparty][Cap Provider] prior to the adoption of such amendment or supplement; provided, that the [Swap Counterparty's][Cap Provider's] consent to any such amendment or supplement shall not be unreasonably withheld, and provided, further, that the [Swap Counterparty's][Cap Provider's] consent will be deemed to have been given if the [Swap Counterparty][Cap Provider] does not object in writing within 10 days of receipt of a written request for such consent.]

SECTION 10.02 Protection of Title to Trust.

(a)   The Seller shall authorize and file such financing statements and cause to be executed and filed such continuation statements, all in such manner and in such places as may be required by law fully to preserve, maintain and protect the interest of the Issuer and of the Indenture Trustee in the Receivables and in the proceeds thereof. The Seller shall deliver (or cause to be delivered) to the Owner Trustee and the Indenture Trustee file-stamped copies of, or filing receipts for, any document filed as provided above, as soon as available following such filing.

(b)   The Seller and the Servicer shall notify the Owner Trustee and the Indenture Trustee within 30 days after any change of its name, identity or corporate structure in any manner that would, could or might make any financing statement or continuation statement filed in accordance with paragraph (a) above seriously misleading within the meaning of Section 9-507(c) of the UCC, and shall promptly file appropriate amendments to all previously filed financing statements or continuation statements.

(c)   The Servicer shall maintain accounts and records as to each Receivable accurately and in sufficient detail to permit (i) the reader thereof to know at any time the status of such Receivable, including payments and recoveries made and payments owing (and the nature of each), and (ii) reconciliation between payments or recoveries on (or with respect to) each Receivable and the amounts from time to time deposited in the Collection Account in respect of such Receivable.

(d)   The Servicer shall maintain its computer systems so that, from and after the time of sale under this Agreement of the Receivables to the Trust, the Servicer's master computer records that refer to any Receivable shall indicate clearly the interest of the Issuer and the Indenture Trustee in such Receivable and that such Receivable is owned by the Issuer and has been pledged to the Indenture Trustee. The Servicer shall at all times maintain control of the Receivables constituting electronic chattel paper. Indication of these respective interests in a Receivable shall be deleted from or modified on the Servicer's computer systems when, and only when, the related Receivable shall have become a Liquidated Receivable or been purchased by the Seller or NMAC.

(e)   If at any time the Seller or the Servicer shall propose to sell, grant a security interest in, or otherwise transfer any interest in automotive receivables to, any prospective purchaser, lender or other transferee, the Servicer shall give to such prospective purchaser, lender or other transferee computer tapes, records or printouts that, if they shall refer in any manner whatsoever to any Receivable, shall indicate clearly that such Receivable has been sold and is owned by the Issuer and has been pledged to the Indenture Trustee.

SECTION 10.03 Notices. All demands, notices, communications and instructions upon or to the Seller, the Servicer, the Owner Trustee, the Indenture Trustee or the Rating Agencies under this Agreement shall be in writing, personally delivered or mailed by certified mail, return receipt requested, and shall be deemed to have been duly given upon receipt (a) in the case of the Seller, to Nissan Auto Receivables Corporation II, One Nissan Way, Franklin, Tennessee, 37067, Attention: Treasurer, (b) in the case of the Servicer, to Nissan Motor Acceptance Corporation, One Nissan Way, Franklin, Tennessee, 37067, Attention: Treasurer, (c) in the case of the Issuer or the Owner Trustee, to Nissan Auto Receivables 20[   ]-[   ] Owner Trust, c/o [_____],[_____], Attention: Nissan Auto Receivables 20[_]-[_] Owner Trust, (d) in the case of the Indenture Trustee, to [_____], Attention: [_____], [(e) in the case of Moody's, to Moody's Investors Service, Inc., ABS Monitoring Department, 7 World Trade Center, 250 Greenwich Street, New York, New York 10007,] [(f) in the case of Fitch, to Fitch Ratings, One State Street Plaza, New York, New York, 10004, Attention: Asset-Backed Securities Group,] [and (g) in the case of the [Swap Counterparty][Cap Provider], as provided in an Interest Rate [Swap][Cap] Agreement]; or, as to each of the foregoing, at such other address as shall be designated by written notice to the other parties.

All notices, requests, reports, consents or other communications required to be delivered to the Rating Agencies by the Servicer hereunder shall be delivered by the Servicer to each Rating Agency then rating the Notes; provided, however, that all notices, requests, reports, consents or other communications required to be delivered to the Rating Agencies hereunder or under any other Basic Document shall be deemed to be delivered if a copy of such notice, request, report, consent or other communication has been posted on any website maintained by or on behalf of NMAC pursuant to a commitment to any Rating Agency relating to the Notes in accordance with 17 C.F.R. 240 17g-5(a)(3).

SECTION 10.04 <u>Limitations on Rights of Others</u>. The provisions of this Agreement are solely for the benefit of the Seller, the Servicer, the Issuer, the Owner Trustee, the Certificateholders, the Indenture Trustee, [and] the Noteholders, [and the [Swap Counterparty][Cap Provider]] and nothing in this Agreement, whether express or implied, shall be construed to give to any other Person any legal or equitable right, remedy or claim in the Owner Trust Estate or under or in respect of this Agreement or any covenants, conditions or provisions contained herein.

SECTION 10.05 <u>Severability</u>. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

SECTION 10.06 <u>Separate Counterparts</u>. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

SECTION 10.07 <u>Headings</u>. The headings of the various Articles and Sections herein are for convenience of reference only and shall not define or limit any of the terms or provisions hereof.

SECTION 10.08 <u>Governing Law</u>. **THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REFERENCE TO ITS CONFLICT OF LAW PROVISIONS (OTHER THAN SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK), AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.**

SECTION 10.09 <u>Assignment by Issuer</u>. The Seller hereby acknowledges and consents to any mortgage, pledge, assignment and grant of a security interest by the Issuer to the Indenture Trustee pursuant to the Indenture for the benefit of the Noteholders [and the Swap Counterparty] of all right, title and interest of the Issuer in, to and under the Receivables and the related property acquired hereunder and/or the assignment of any or all of the Issuer's rights and obligations hereunder to the Indenture Trustee.

SECTION 10.10 <u>Nonpetition Covenant</u>. Each party hereto agrees that, prior to the date which is one year and one day after payment in full of all obligations of each Bankruptcy

Remote Party in respect of all securities issued by any Bankruptcy Remote Party (i) such party shall not authorize any Bankruptcy Remote Party to commence a voluntary winding-up or other voluntary case or other Proceeding seeking liquidation, reorganization or other relief with respect to such Bankruptcy Remote Party or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect in any jurisdiction or seeking the appointment of an administrator, a trustee, receiver, liquidator, custodian or other similar official with respect to such Bankruptcy Remote Party or any substantial part of its property or to consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other Proceeding commenced against such Bankruptcy Remote Party, or to make a general assignment for the benefit of, its creditors generally, any party hereto or any other creditor of such Bankruptcy Remote Party, and (ii) such party shall not commence, join with any other Person in commencing or institute with any other Person, any Proceeding against such Bankruptcy Remote Party under any bankruptcy, reorganization, liquidation or insolvency law or statute now or hereafter in effect in any jurisdiction. This Section shall survive the termination of this Agreement.

SECTION 10.11 <u>Limitation of Liability of Owner Trustee and Indenture Trustee</u>. Notwithstanding anything contained herein to the contrary, this Agreement has been countersigned by [_____], not in its individual capacity, but solely in its capacity as Owner Trustee of the Issuer, and by [_____], not in its individual capacity, but solely in its capacity as Indenture Trustee under the Indenture. In no event shall [_____] or [_____] have any liability for the representations, warranties, covenants, agreements or other obligations of the Issuer hereunder or in any of the certificates, notices or agreements delivered by the Seller or the Servicer, or prepared by the Seller or the Servicer for delivery by the Owner Trustee on behalf of the Issuer, pursuant hereto, as to all of which recourse shall be had solely to the assets of the Issuer. For all purposes of this Agreement, in the performance of its duties or obligations hereunder or in the performance of any duties or obligations of the Issuer hereunder, the Owner Trustee shall be subject to, and entitled to the benefits of, the terms and provisions of Articles VI, VII and VIII of the Trust Agreement.

SECTION 10.12 <u>Waivers</u>. No failure or delay on the part of the Issuer in exercising any power, right or remedy under this Agreement or the Assignment shall operate as a waiver hereof or thereof, nor shall any single or partial exercise of any such power, right or remedy preclude any other or further exercise hereof or thereof or the exercise of any such power, right or remedy preclude any other or further exercise hereof or thereof or the exercise of any other power, right or remedy.

SECTION 10.13 <u>Dispute Resolution</u>.

(a)   If the Depositor, Issuer, the Owner Trustee (in its discretion or at the direction of a Certificateholder pursuant to the Trust Agreement) or the Indenture Trustee (in its discretion or at the direction of a Noteholder pursuant to the Indenture) (the "<u>Requesting Party</u>") requests that the Sponsor, the Servicer or the Depositor repurchase any Receivable pursuant to Section 4.3 of the Purchase Agreement, <u>Section 4.06</u> hereof or <u>Section 3.02</u> hereof, respectively, (the party or parties requested to repurchase a receivable, the "Requested Party" or "Requested Parties") and the repurchase request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the Requesting Party within 180 days of the receipt of notice of the request by the Sponsor, the Servicer or the Depositor, as applicable, the Requesting Party will have the right to refer the matter, at its discretion, to either mediation or arbitration pursuant to this Section 10.13. For purposes of this proceeding sentence, a repurchase request shall be deemed to be resolved to the reasonable satisfaction of the Requesting Party if an Asset Review has been completed with respect to the receivables underlying such request and the findings and conclusions of the Asset Representations Reviewer found no material breaches of the representations and warranties made by the Sponsor in Section 3.2(b) of the Purchase Agreement or by the Depositor in Section 3.01 hereof, as applicable. If both the Owner Trustee (on behalf of one or more Certificateholders) and the Indenture Trustee (on behalf of one or more Noteholders) are Requesting Parties, then the Indenture Trustee as Requesting Party shall have the right to make the selection of mediation or arbitration.

(b) The Requesting Party will provide notice in accordance with the provisions of Section 10.03 of its intention to refer the matter to mediation or arbitration, as applicable, to the Requested Parties, with a copy to the Issuer, the Owner Trustee and the Indenture Trustee. Each of the Sponsor, the Servicer and the Depositor agree that such Person will participate in the resolution method selected by the Requesting Party to the extent such Person is a Requested Party. The Requested Party shall provide notice to the Depositor, Issuer, the Owner Trustee, and the Indenture Trustee that the Requested Party has received a request to mediate or arbitrate a repurchase request. Upon receipt of such notice, the Depositor, Issuer, the Owner Trustee, and the Indenture Trustee shall have thirty (30) days to advise the Requesting Party and Requested Party of an intent to join in the mediation or arbitration, which shall result in their being joined as a Requesting Party in the proceeding. Any settlement reached in a mediation and any decision by an arbitrator shall be binding upon the Depositor, Issuer, the Owner Trustee, and the Indenture Trustee (regardless of whether any such party has joined the proceeding in accordance with the preceding sentence) with respect to the Receivable that is the subject matter of the repurchase request. Issues relating to that Receivable may not be re-litigated by them or the subject of a subsequent repurchase request in mediation, arbitration, court, or otherwise.

(c) If the Requesting Party selects mediation as the resolution method, the following provisions will apply:

(i) The mediation will be administered by [a nationally recognized arbitration and mediation association] [one of [identify acceptable options]] selected by [the Requesting Party] pursuant to such association's mediation procedures in effect at such time.

(ii) The fees and expenses of the mediation will be allocated as mutually agreed by the parties as part of the mediation.

(iii) The mediator will be impartial, knowledgeable about and experienced with the laws of the State of New York that are relevant to the repurchase dispute and will be appointed from a list of neutrals maintained by the American Arbitration Association (the "AAA").

(d)   If the Requesting Party selects arbitration as the resolution method, the following provisions will apply:

(i)   The arbitration will be administered by [a nationally recognized arbitration and mediation association] [one of [identify acceptable options]] jointly selected by the parties, and if the parties are unable to agree on an association, by the AAA, and conducted pursuant to such association's arbitration procedures in effect at such time.

(ii)   The arbitrator will be impartial, knowledgeable about and experienced with the laws of the State of New York that are relevant to the dispute hereunder and will be appointed from a list of neutrals maintained by AAA.

(iii)   The arbitrator will make its final determination no later than [90] days after appointment or as soon as practicable thereafter. The arbitrator will resolve the dispute in accordance with the terms of this Agreement, and may not modify or change this Agreement in any way. The arbitrator will not have the power to award punitive damages or consequential damages in any arbitration conducted by it[, and the Requested Party shall not be required to pay more than the applicable Repurchase Amount with respect to any receivable which such Requested Party is required to repurchase under the terms of the Purchase Agreement or this Agreement, as applicable]. In its final determination, the arbitrator will determine and award the costs of the arbitration (including the fees of the arbitrator, cost of any record or transcript of the arbitration, and administrative fees) and reasonable attorneys' fees to the parties as determined by the arbitrator in its reasonable discretion. [If an Asset Review was conducted in connection with the receivables that are the subject of the arbitration, then the arbitrator will determine the party or parties required to pay the related Asset Reviewer Fee.] The determination of the arbitrator will be in writing and counterpart copies will be promptly delivered to the parties. The determination will be final and non-appealable absent manifest error and may be enforced in any court of competent jurisdiction.

(iv)   By selecting arbitration, the Requesting Party is waiving the right to sue in court, including the right to a trial by jury.

(v)   No person may bring a putative or certified class action to arbitration.

(e)   The following provisions will apply to both mediations and arbitrations:

(i)   Any mediation or arbitration will be held in [New York, New York] or such other location mutually agreed to by the Requesting Party and the Requested Parties;

(ii)   Notwithstanding this dispute resolution provision, the parties will have the right to seek provisional relief from a competent court of law, including a temporary restraining order, preliminary injunction or attachment order, provided such relief would otherwise be available by law;

(iii)   The details and/or existence of any unfulfilled repurchase request, any meetings or discussions regarding any unfulfilled repurchase request, mediations or arbitration proceedings conducted under this Section 10.13, including all offers, promises, conduct and statements, whether oral or written, made in the course of the parties' attempt to resolve an unfulfilled repurchase request, any information exchanged in connection with any mediation, and any discovery taken in connection with any arbitration (collectively, "Confidential Information"), shall be and remain confidential and inadmissible (except as permitted in accordance with applicable law) for any purpose, including impeachment, in any mediation, arbitration or litigation, or other proceeding (including any proceeding under this Section 10.13) other than as required to be disclosed in accordance with applicable law, regulatory requirements, or court order or to the extent that the Requested Party, in its sole discretion, elects to disclose such information. Such information will be kept strictly confidential and will not be disclosed or discussed with any third party,, and except that a party may disclose such information to its own attorneys, experts, accountants and other agents and representatives (collectively "Representatives"), as reasonably required in connection with any resolution procedure under this Section 10.13, and the Asset Representations Reviewer, if an Asset Review has been conducted), if the disclosing Party (a) directs such Representatives to keep the information confidential, (b) is responsible for any disclosure by its Representatives of such information and (c) takes at its sole expense all reasonable measures to restrain such Representatives from disclosing such information. If any party receives a subpoena or other request for information from a third party (other than a governmental regulatory body) for Confidential Information, the recipient will promptly notify the other party and will provide the other party with the opportunity to object to the production of its Confidential Information or seek other appropriate protective remedies, consistent with the applicable requirements of law and regulation. If, in the absence of a protective order, such party or any of its representatives are compelled as a matter of law, regulation, legal process or by regulatory authority to disclose any portion of the Confidential Information, such party may disclose to the party compelling disclosure only the part of such Confidential Information that is required to be disclosed.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective officers as of the day and year first above written.

NISSAN AUTO RECEIVABLES 20[___]-[___]
OWNER TRUST

By: [_____],
　　　not in its individual capacity but solely as
　　　Owner Trustee on behalf of the Trust

　　　By: _____
　　　　　Name:
　　　　　Title:

NISSAN AUTO RECEIVABLES
CORPORATION II, as Seller

　　　By:_____
　　　　　Name:
　　　　　Title:

NISSAN MOTOR ACCEPTANCE
CORPORATION, individually and as Servicer

　　　By:_____
　　　　　Name:
　　　　　Title:

ACKNOWLEDGED AND ACCEPTED AS OF
THE DAY AND YEAR FIRST ABOVE WRITTEN:

[_____], not in its individual capacity but
solely as Indenture Trustee

By:_____
　　Name:
　　Title:

[TO COME]

PURCHASE AGREEMENT

between

NISSAN MOTOR ACCEPTANCE CORPORATION
as Seller,

and

NISSAN AUTO RECEIVABLES CORPORATION II,
as Purchaser

Dated as of [_____]

TABLE OF CONTENTS

(Nissan 20[ ]-[ ] Purchase Agreement)

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this "Agreement") is made as of [_____], by and between NISSAN MOTOR ACCEPTANCE CORPORATION, a California corporation (the "Seller"), and NISSAN AUTO RECEIVABLES CORPORATION II, a Delaware corporation (the "Purchaser").

WHEREAS, in the regular course of its business, the Seller purchases certain motor vehicle retail installment sale contracts secured by new, near-new and used automobiles and light duty trucks from motor vehicle dealers.

WHEREAS, the Seller is willing to sell a portfolio of receivables arising in connection with such contracts to the Purchaser; and

WHEREAS, the Purchaser desires to purchase such portfolio of receivables.

NOW, THEREFORE, in consideration of the foregoing, other good and valuable consideration, and the mutual terms and covenants contained herein, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Terms not defined in this Agreement shall have the respective meanings assigned such terms set forth in the Sale and Servicing Agreement, dated as of the date hereof (the "Sale and Servicing Agreement"), by and among Nissan Auto Receivables Corporation II, as seller, Nissan Motor Acceptance Corporation, as servicer, and the Nissan Auto Receivables 20[ ]-[ ] Owner Trust, as issuer.

With respect to all terms in this Agreement, the singular includes the plural and the plural the singular; words importing any gender include the other genders; references to "writing" include printing, typing, lithography and other means of reproducing words in a visible form; references to agreements and other contractual instruments include all subsequent amendments, amendments and restatements, and supplements thereto or changes therein entered into in accordance with their respective terms and not prohibited by this Agreement; references to Persons include their permitted successors and assigns; references to laws include their amendments and supplements, the rules and regulations thereunder and any successors thereto; the term "including" means "including without limitation;" and the term "or" is not exclusive.

ARTICLE II

PURCHASE AND SALE OF RECEIVABLES

2.1   Purchase and Sale of Receivables. On the Closing Date, subject to the terms and conditions of this Agreement, the Seller agrees to sell, transfer, assign and otherwise convey to the Purchaser, without recourse (collectively, the "Purchased Assets"):

713595483 14466653

(i)   all right, title and interest of the Seller in and to the Receivables listed on the Schedule of Receivables (including all related Receivable Files) and all monies due thereon or paid thereunder or in respect thereof after the Cut-off Date;

(ii)   the right of the Seller in the security interests in the Financed Vehicles granted by the Obligors pursuant to the Receivables and any related property;

(iii)   the right of the Seller in any proceeds from claims on any physical damage, credit life, credit disability or other insurance policies covering the Financed Vehicles or the Obligors;

(iv)   the right of the Seller to receive payments in respect of any Dealer Recourse with respect to the Receivables;

(v)   the right of the Seller to realize upon any property (including the right to receive future Net Liquidation Proceeds) that shall have secured a Receivable;

(vi)   the right of the Seller in rebates of premiums and other amounts relating to insurance policies and other items financed under the Receivables in effect as of the Cut-off Date; and

(vii)   all proceeds of the foregoing;

provided that the Seller shall not be required to deliver to the Purchaser on the Closing Date monies received in respect of the Receivables after the Cut-off Date and before the Closing Date but shall or shall cause the Servicer to deposit such monies into the Collection Account no later than the Business Day preceding the first Distribution Date.

The foregoing sale does not constitute and is not intended to result in any assumption by the Purchaser of any obligation of the undersigned to the Obligors, insurers or any other person in connection with the Receivables, Receivable Files, any insurance policies or any agreement or instrument relating to any of them.

2.2   Receivables Purchase Price. In consideration for the Receivables and the other Purchased Assets, the Purchaser shall, on the Closing Date, pay to the Seller an amount equal to the fair market value of the Purchased Assets, which amount (a) shall be paid to the Seller in cash by federal wire transfer (same day) funds in an amount agreed to by the Seller and the Purchaser and (b) to the extent not paid in cash by the Purchaser, shall constitute a capital contribution by the Purchaser to the Seller.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1   Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Seller as of the Closing Date:

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(a)   Organization, etc. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with corporate power and authority to execute and deliver this Agreement and to perform the terms and provisions hereof.

(b)   Due Authorization and No Violation. This Agreement has been duly authorized, executed and delivered by the Purchaser, and constitutes a legal, valid and binding obligation of the Purchaser, enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and to general equitable principles, regardless of whether such enforceability shall be considered in a proceeding in equity or law. The consummation of the transactions contemplated by this Agreement and the fulfillment of the terms hereof do not conflict with, result in any breach of any of the terms or provisions of, nor constitute (with or without notice or lapse of time) a default under, the certificate of incorporation or by-laws of the Purchaser, or any indenture, agreement or other instrument to which the Purchaser is a party or by which it shall be bound; nor result in the creation or imposition of any Lien upon any of its properties pursuant to the terms of any such indenture, agreement or other instrument (other than the Basic Documents); nor violate any law or, to the Purchaser's knowledge, any order, rule or regulation applicable to the Purchaser of any court or of any federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Purchaser or its properties; which breach, default, conflict, Lien or violation in any case would have a material adverse effect on the ability of the Purchaser to perform its obligations under this Agreement.

(c)   No Litigation. There are no proceedings or investigations pending to which the Purchaser is a party or of which any property of the Purchaser is the subject, and, to the best of the Purchaser's knowledge, no such proceedings are threatened or contemplated by governmental authorities or threatened by others; other than such proceedings that would not have a material adverse effect upon the ability of the Purchaser to perform its obligations under, or the validity and enforceability of, this Agreement.

3.2   Representations and Warranties of the Seller. (a) The Seller hereby represents and warrants to the Purchaser as of the Closing Date:

(i)   Organization, etc. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of California and is in good standing in each jurisdiction in the United States of America in which the conduct of its business or the ownership of its property requires such qualification and where the failure to so qualify would have a material adverse effect on the ability of the Seller to perform its obligations under this Agreement.

(ii)   Power and Authority. The Seller has the power and authority to execute and deliver this Agreement and to carry out its terms; and the execution, delivery and performance of this Agreement have been duly authorized by the Seller by all necessary corporate acts. This Agreement constitutes a legal, valid and binding obligation of the Seller, enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and by general equitable principles, regardless of whether such enforceability shall be considered in a proceeding in equity or law.

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(iii)   No Violation. The consummation of the transactions contemplated by this Agreement and the fulfillment of the terms hereof do not conflict with, result in a breach of any of the terms or provisions of, nor constitute (with or without notice or lapse of time) a default under, or result in the creation or imposition of any Lien upon any of the property or assets of the Seller pursuant to the terms of, any indenture, mortgage, deed of trust, loan agreement, guarantee, lease financing agreement or similar agreement or instrument under which the Seller is a debtor or guarantor, nor will such action result in any violation of the provisions of the articles of incorporation or the by-laws of the Seller; which breach, default, conflict, Lien or violation in any case would have a material adverse effect on the ability of the Seller to perform its obligations under this Agreement.

(iv)   No Proceedings.   There are no proceedings or investigations pending to which the Seller is a party or of which any property of the Seller is the subject, and, to the Seller's knowledge, no such proceedings are threatened or contemplated by governmental authorities or threatened by others, other than such proceedings that would not have a material adverse effect upon the ability of the Seller to perform its obligations under, or the validity and enforceability of, this Agreement.

(b)   The Seller makes the representations and warranties set forth on Schedule I to the Sale and Servicing Agreement as to the Receivables on which the Purchaser relies in accepting the Receivables. Such representations and warranties speak as of the Closing Date, but shall survive the sale, transfer, and assignment of the Receivables to the Purchaser hereunder and the subsequent assignment and transfer pursuant to the Sale and Servicing Agreement.

ARTICLE IV

COVENANTS OF THE SELLER

4.1   Protection of Right, Title and Interest.

(a)   The Seller shall authorize and file such financing statements and cause to be authorized and filed such continuation statements, all in such manner and in such places as may be required by law fully to preserve, maintain and protect the interest of the Purchaser in the Receivables and the other Purchased Assets (other than any such Purchased Assets, to the extent that the interest of the Purchaser therein cannot be perfected by the filing of a financing statement). The Seller shall deliver (or cause to be delivered) to the Purchaser file-stamped copies of, or filing receipts for, any document filed as provided above, as soon as available following such filing.

(b)   The Seller shall notify the Purchaser within 30 days after any change of its name, identity or corporate structure in any manner that would, could or might make any financing statement or continuation statement filed by the Seller in accordance with paragraph (a) above seriously misleading within the meaning of Sections 9-506 and 9-507 of the UCC, and shall promptly file appropriate additional financing statements and amendments to previously filed financing statements or continuation statements.

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(c)   The Seller shall maintain its computer systems so that, from and after the time of sale hereunder of the Receivables to the Purchaser, the Seller's master computer records that refer to a Receivable shall indicate clearly the interest of the Purchaser in such Receivable and that such Receivable is owned by the Purchaser.

(d)   If at any time the Seller shall propose to sell, grant a security interest in, or otherwise transfer any interest in automotive receivables to any prospective purchaser, lender or other transferee, the Seller shall give to such prospective purchaser, lender or other transferee computer tapes, records or print-outs that, if they shall refer in any manner whatsoever to any Receivable, shall indicate clearly that such Receivable has been sold and is owned by the Purchaser (or any subsequent assignee of the Purchaser).

4.2   Other Liens or Interests. Except for the conveyances and grants of security interests hereunder and contemplated pursuant to this Agreement and the other Basic Documents, the Seller shall not sell, pledge, assign or transfer to any other Person, or grant, create, incur, assume or suffer to exist any Lien (other than Permitted Liens) on any interest therein, and the Seller shall defend the right, title and interest of the Purchaser in, to and under such Receivables against all claims of third parties claiming through or under the Seller; provided, however, that the Seller's obligations under this Section 4.2 shall terminate upon the termination of the Issuer pursuant to Section 9.01 of the Trust Agreement.

4.3   Repurchase Events and Seller's Assignment of Repurchased Receivables.

(a)   The Seller or the Purchaser, as the case may be, shall inform the other party to this Agreement promptly, in writing, upon the discovery of any breach of the Seller's representations and warranties pursuant to Section 3.2(b) that materially and adversely affects the interests of the Securityholders in any Receivable; provided, that delivery of the Servicer's Certificate by the Servicer shall be deemed to constitute prompt written notice by the Purchaser of such breach. If the breach materially and adversely affects the interests of the Securityholders in such Receivable, then the Seller or the Purchaser, as the case may be, shall either (a) correct or cure such breach or (b) repurchase such Receivable from the Issuer or the Purchaser, as the case may be, in either case on or before the Distribution Date following the end of the Collection Period which includes the 60th day (or, if the Seller or the Purchaser elects, an earlier date) after the date that the Seller or the Purchaser, as the case may be, became aware or was notified of such breach. Any such breach shall be deemed not to have a material and adverse effect if such breach or failure does not affect the ability of the Issuer to receive and retain timely payment in full of such Receivable. In consideration of the purchase of the Receivables, the Seller shall remit (or cause to be remitted) the Repurchase Payment to the Purchaser concurrently with the Purchaser's repurchase of the related Receivable from the Issuer in the manner specified in Section 5.05 of the Sale and Servicing Agreement. Upon payment of such Repurchase Payment by the Seller, the Purchaser shall release and shall execute and deliver such instruments of release, transfer or assignment, in each case without recourse or representation, as shall be reasonably requested of it to vest in the Seller or its designee any Receivable and any related Purchased Assets repurchased pursuant hereto. The sole remedy of the Purchaser, the Indenture Trustee (by operation of the assignment of the Purchaser's rights hereunder pursuant to the Indenture), or any Securityholder with respect to a breach of the Seller's representations and

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warranties pursuant to Section 3.2(b), shall be to require the Seller to repurchase Receivables pursuant to this Section.

(b) With respect to all Receivables repurchased by the Seller pursuant to this Agreement, the Purchaser (without the need of any further written assignment) shall assign hereby, without recourse, representation or warranty (other than that it has good and marketable title to such Receivables), to the Seller all the Purchaser's right, title and interest in and to such Receivables, and all security and documents relating thereto.

ARTICLE V

MISCELLANEOUS PROVISIONS

5.1 <u>Obligations of Seller</u>. The obligations of the Seller under this Agreement shall not be affected by reason of any invalidity, illegality or irregularity of any Receivable.

5.2 <u>Issuer</u>. The Seller acknowledges that the Purchaser will, pursuant to the Sale and Servicing Agreement, sell the Receivables and other Purchased Assets to the Issuer and assign its rights under this Agreement to the Issuer and that the Issuer will assign such rights to the Indenture Trustee for the benefit of the holders of the Notes, and that the representations and warranties contained in this Agreement and the rights of the Purchaser under Section 5.2 and the obligations under Section 5.3 are intended to benefit the Issuer and the holders of the Notes. The Seller hereby consents to such sales and assignments.

5.3 <u>Amendment</u>. (a) Any term or provision of this Agreement may be amended by the Seller and the Purchaser, without the consent of the Indenture Trustee, any Noteholder, the Issuer, the Owner Trustee or any other Person subject to the satisfaction of one of the following conditions:

(i) the Seller or the Purchaser delivers an Officer's Certificate or Opinion of Counsel to the Indenture Trustee to the effect that such amendment will not materially and adversely affect the interests of the Noteholders; or

(ii) the Rating Agency Condition is satisfied with respect to such amendment;

provided, however, that in the event that any Certificates are held by anyone other than the Administrator or any of its Affiliates, this Agreement may only be amended by the Seller and the Purchaser if, in addition, (i) the Holders of the Certificates evidencing a majority of the Certificate Balance consent to such amendment or (ii) such amendment shall not, as evidenced by an Officer's Certificate of the Administrator or an Opinion of Counsel delivered to the Indenture Trustee and the Owner Trustee, materially and adversely affect the interests of the Certificateholders.

(b) This Agreement may also be amended by the Seller and the Purchaser for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement or of modifying in any manner the rights of the Noteholders or the Certificateholders with the consent of:

6

(i)   the Holders of Notes evidencing not less than a majority of the Outstanding Amount of the Notes; and

(ii)   the Holders of the Certificates evidencing a majority of the Certificate Balance.

It will not be necessary for the consent of Noteholders or Certificateholders to approve the particular form of any proposed amendment or consent, but it will be sufficient if such consent approves the substance thereof.

[Notwithstanding the foregoing, the Issuer shall not amend the Agreement in any way that would materially and adversely affect the rights of the [Swap Counterparty][Cap Provider] without the consent of the [Swap Counterparty][Cap Provider]; provided that the [Swap Counterparty's][Cap Provider's] consent to any such amendment shall not be unreasonably withheld, and provided, further that the [Swap Counterparty's][Cap Provider's] consent will be deemed to have been given if the [Swap Counterparty][Cap Provider] does not object in writing within 10 days of receipt of a written request for such consent.]

5.4   Waivers. No failure or delay on the part of the Purchaser in exercising any power, right or remedy under this Agreement or the Assignment shall operate as a waiver hereof or thereof, nor shall any single or partial exercise of any such power, right or remedy preclude any other or further exercise hereof or thereof or the exercise of any other power, right or remedy.

5.5   Notices. All demands, notices, communications and instructions upon or to the Seller under this Agreement shall be in writing, personally delivered or mailed by certified mail, return receipt requested, and shall be deemed to have been duly given upon receipt (a) in the case of the Purchaser, to Nissan Auto Receivables Corporation II, One Nissan Way, Franklin, Tennessee 37067, Attention: Treasurer, and (b) in the case of the Seller, to Nissan Motor Acceptance Corporation, One Nissan Way, Franklin, Tennessee 37067, Attention: Treasurer; or, as to each of the foregoing, at such other address as shall be designated by written notice to the other parties.

5.6   Survival. The respective agreements, representations, warranties and other statements by the Seller and the Purchaser set forth in or made pursuant to this Agreement shall remain in full force and effect and will remain in full force and effect until such time as the parties hereto shall agree.

5.7   Headings and Cross-References. The various headings in this Agreement are included for convenience only and shall not affect the meaning or interpretation of any provision of this Agreement. References in this Agreement to Section names or numbers are to such Sections of this Agreement.

5.8   Governing Law. **This Agreement and the Assignment shall be governed by and construed in accordance with the internal laws of the State of New York, without reference to its conflict of law provisions (other than Section 5-1401 of the General Obligations Law of the State of New York), and the obligations, rights and remedies of the parties under this Agreement shall be determined in accordance with such laws.**

7

5.9   Counterparts. This Agreement may be executed in multiple counterparts and by different parties on separate counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

5.10   Transfers Intended as Sales; Security Interest.

(a)   Each of the parties hereto expressly intends and agrees that the transfers contemplated and effected under this Agreement are complete and absolute sales, transfers, assignments and contributions without recourse rather than pledges or assignments of only a security interest and shall be given effect as such for all purposes. It is further the intention of the parties hereto that the Purchased Assets shall not be part of the Seller's estate in the event of a bankruptcy or insolvency of the Seller. The sales and transfers by the Seller of the Receivables and related Purchased Assets hereunder are and shall be without recourse to, or representation or warranty (express or implied) by, the Seller, except as otherwise specifically provided herein. The limited rights of recourse specified herein against the Seller are intended to provide a remedy for breach of representations and warranties relating to the condition of the property sold, rather than to the collectability of the Receivables.

(b)   Notwithstanding the foregoing, in the event that the Receivables and other Purchased Assets are held to be property of the Seller, or if for any reason this Agreement is held or deemed to create indebtedness or a security interest in the Receivables and other Purchased Assets, then it is intended that:

(i)   This Agreement shall be deemed to be a security agreement within the meaning of Articles 8 and 9 of the New York UCC and the UCC of any other applicable jurisdiction;

(ii)   The conveyance provided for in Section 2.1 shall be deemed to be a grant by the Seller of, and the Seller hereby grants to the Purchaser, a security interest in all of its right (including the power to convey title thereto), title and interest, whether now owned or hereafter acquired, in and to the Receivables and other Purchased Assets, to secure such indebtedness and the performance of the obligations of the Seller hereunder;

(iii)   The possession by the Purchaser or its agent of the Receivable Files and any other property as constitute instruments, money, negotiable documents or chattel paper shall be deemed to be "possession by the secured party" or possession by the purchaser or a person designated by such purchaser, for purposes of perfecting the security interest pursuant to the New York UCC and the UCC of any other applicable jurisdiction; and

(iv)   Notifications to persons holding such property, and acknowledgments, receipts or confirmations from persons holding such property, shall be deemed to be notifications to, or acknowledgments, receipts or confirmations from, bailees or agents (as applicable) of the Purchaser for the purpose of perfecting such security interest under applicable law.

8

5.11   <u>No Petition</u>. Notwithstanding any prior termination of this Agreement, the parties hereto shall not, prior to the date which is one year and one day after payment in full of all obligations of each Bankruptcy Remote Party in respect of all securities issued by any Bankruptcy Remote Party, acquiesce, petition or otherwise invoke or cause such Bankruptcy Remote Party to invoke the process of any court or government authority for the purpose of commencing or sustaining a case against such Bankruptcy Remote Party under any federal or state bankruptcy, insolvency or similar law, or appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of such Bankruptcy Remote Party or any substantial part of its property, or ordering the winding up or liquidation of the affairs of the Issuer.

5.12   [<u>Limitation of Rights</u>. All of the rights of the [Swap Counterparty][Cap Provider] in, to and under this Agreement, if any, shall terminate upon the termination of the Interest Rate [Cap][Swap] Agreement(s) in accordance with the terms thereof and the payments in full of all amounts owing to the [Swap Counterparty][Cap Provider] under such Interest Rate [Swap][Cap] Agreement(s).]

IN WITNESS WHEREOF, the parties hereto hereby have caused this Agreement to be duly executed by their respective officers as of the day and year first above written.

NISSAN MOTOR ACCEPTANCE CORPORATION

By: _____
    Name:
    Title:

NISSAN AUTO RECEIVABLES CORPORATION II

By: _____
    Name:
    Title:

(Nissan 20[ ]-[ ] Purchase Agreement)

ASSIGNMENT

[_____]

For value received, in accordance with the Purchase Agreement, dated as of [_____] (the "Purchase Agreement"), between the undersigned (the "Seller") and Nissan Auto Receivables Corporation II (the "Purchaser"), the undersigned does hereby sell, assign, transfer and otherwise convey unto the Purchaser, without recourse, the following:

        (i)   all right, title and interest of the Seller in and to the Receivables listed on the Schedule of Receivables (including all related Receivable Files) and all monies due thereon or paid thereunder or in respect thereof after the Cut-off Date;

        (ii)   the right of the Seller in the security interests in the Financed Vehicles granted by the Obligors pursuant to the Receivables and any related property;

        (iii)   the right of the Seller in any proceeds from claims on any physical damage, credit life, credit disability or other insurance policies covering the Financed Vehicles or the Obligors;

        (iv)   the right of the Seller to receive payments in respect of any Dealer Recourse with respect to the Receivables;

        (v)   the right of the Seller to realize upon any property (including the right to receive future Net Liquidation Proceeds) that shall have secured a Receivable;

        (vi)   the right of the Seller in rebates of premiums and other amounts relating to insurance policies and other items financed under the Receivables in effect as of the Cut-off Date; and

        (vii)   all proceeds of the foregoing;

provided that the Seller shall not be required to deliver to the Purchaser on the Closing Date monies received in respect of the Receivables after the Cut-off Date and before the Closing Date but shall or shall cause the Servicer to deposit such monies into the Collection Account no later than the Business Day preceding the first Distribution Date.

The foregoing sale does not constitute and is not intended to result in any assumption by the Purchaser of any obligation of the undersigned to the Obligors, insurers or any other person in connection with the Receivables, Receivable Files, any insurance policies or any agreement or instrument relating to any of them.

This Assignment is made pursuant to and upon the representations, warranties and agreements on the part of the undersigned contained in the Purchase Agreement and is to be governed by the Purchase Agreement.

Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to such terms in the Purchase Agreement.

IN WITNESS WHEREOF, the undersigned has caused this Assignment to be duly executed as of the day first above written.

NISSAN MOTOR ACCEPTANCE CORPORATION

By: _____

Name:

Title:

ADMINISTRATION AGREEMENT

among

NISSAN AUTO RECEIVABLES 20[   ]-[   ] OWNER TRUST
as Issuer

NISSAN MOTOR ACCEPTANCE CORPORATION,
as Administrator

[_____],
as Indenture Trustee

and

[_____],
as Owner Trustee

Dated as of [_____]

TABLE OF CONTENTS

This ADMINISTRATION AGREEMENT, dated as of [_____] (as amended, supplemented or otherwise modified and in effect from time to time, this "Agreement"), among NISSAN AUTO RECEIVABLES 20[   ]-[ ] OWNER TRUST, a Delaware statutory trust (the "Issuer"), NISSAN MOTOR ACCEPTANCE CORPORATION, a California corporation, as administrator (the "Administrator"), and [_____], a [_____], not in its individual capacity but solely as Indenture Trustee (as defined below), and [_____], a [_____], not in its individual capacity but solely as Owner Trustee (as defined below).

W I T N E S S E T H :

WHEREAS, beneficial ownership interests in the Issuer represented by the Nissan Auto Receivables 20[   ]-[ ] Owner Trust Asset Backed Certificates (the "Certificates") have been issued in connection with the formation of the Issuer pursuant to the Amended and Restated Trust Agreement, dated as of [_____] (the "Trust Agreement"), between Nissan Auto Receivables Corporation II ("NARC II"), a Delaware corporation, as depositor, and [_____], as owner trustee (the "Owner Trustee");

WHEREAS, the Issuer is issuing the Nissan Auto Receivables 20[   ]-[ ] Owner Trust [_____]% Asset Backed Notes, Class A-1, the Nissan Auto Receivables 20[   ]-[ ] Owner Trust [_____]% Asset Backed Notes, Class A-2[a], [the Nissan Auto Receivables 20[   ]-[ ] Owner Trust [_____]% Asset Backed Notes, Class A-2b,] the Nissan Auto Receivables 20[   ]-[ ] Owner Trust [_____]% Asset Backed Notes, Class A-3, and the Nissan Auto Receivables 20[   ]-[ ] Owner Trust [_____]% Asset Backed Notes, Class A-4 (collectively, the "Notes") pursuant to the Indenture, dated as of [_____], (as amended and supplemented from time to time, the "Indenture"), between the Issuer and [_____], as indenture trustee (the "Indenture Trustee"); capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Sale and Servicing Agreement, dated as of [_____], among the Issuer, Nissan Motor Acceptance Corporation ("NMAC"), as servicer, and NARC II, as seller (the "Sale and Servicing Agreement"), as the case may be;

WHEREAS, the Issuer and other parties have entered into certain agreements in connection with the issuance of the Certificates and the Notes, including the Purchase Agreement, dated as of [_____] (the "Purchase Agreement"), between NMAC, as seller, and NARC II, as purchaser, the Trust Agreement, the Indenture, this Agreement, the Note Depository Agreement and the Sale and Servicing Agreement [and the Interest Rate [Swap][Cap] Agreement(s)] (collectively, the "Basic Documents");

WHEREAS, pursuant to the Basic Documents, the Issuer is required to perform certain duties in connection with the Certificates, the Notes and the Collateral;

WHEREAS, the Issuer desires to appoint NMAC as administrator to perform certain of the duties of the Issuer under the Basic Documents and to provide such additional services consistent with the terms of this Agreement and the Basic Documents as the Issuer may from time to time request; and

WHEREAS, the Administrator has the capacity to provide the services required hereby and is willing to perform such services for the Issuer on the terms set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

1.   DUTIES OF THE ADMINISTRATOR.

(a)   Duties with respect to the Note Depository Agreement and the Indenture.

(i)   Subject to the limitations set forth in clause (c) below, the Administrator agrees to perform all its duties as Administrator under the Basic Documents and the duties of the Issuer under the Note Depository Agreement and the Indenture. In addition, the Administrator shall consult with the Owner Trustee regarding the duties of the Issuer under the Indenture and the Note Depository Agreement. The Administrator shall monitor the performance of the Issuer and shall advise the Owner Trustee when action by the Issuer or the Owner Trustee is necessary to comply with the Issuer's duties under the Indenture and the Note Depository Agreement. The Administrator shall prepare for execution by the Issuer or shall cause the preparation by other appropriate persons of all such documents, reports, filings, instruments, certificates and opinions as it shall be the duty of the Issuer to prepare, file or deliver pursuant to the Indenture and the Note Depository Agreement. In furtherance of the foregoing, the Administrator shall take all appropriate action that is the duty of the Issuer to take pursuant to the Basic Documents and shall prepare, execute, file and deliver on behalf of the Issuer all such documents, reports, filings, instruments, certificates, notices and opinions as it shall be the duty of the Issuer to prepare, file or deliver pursuant to the Basic Documents or otherwise by law.

(ii)   The Administrator shall also:

(A)   pay the Indenture Trustee and the Owner Trustee from time to time the reasonable compensation provided for in the Indenture and the Trust Agreement, respectively;

(B)   reimburse the Indenture Trustee and the Owner Trustee for all reasonable expenses, disbursements and advances incurred or made by the Indenture Trustee or the Owner Trustee to the extent the Indenture Trustee or the Owner Trustee is entitled to such reimbursement pursuant to Section 6.07 of the Indenture or Sections 8.01 and 8.02 of the Trust Agreement, as applicable; and

(C)   indemnify the Indenture Trustee and the Owner Trustee and the other Indemnified Parties for, and hold each harmless against, any losses, liability or expense to the extent the Indenture Trustee or the Owner Trustee or the other Indemnified Parties are entitled to such indemnification pursuant to the Indenture or the Trust Agreement, as applicable.

(b)   Additional Duties.

(i)   In addition to the duties of the Administrator set forth above, the Administrator shall perform such calculations, and shall prepare for execution by the Issuer or the Owner Trustee or shall cause the preparation by other appropriate persons of all such documents, reports, filings, instruments, certificates and opinions as it shall be the duty of the Issuer or the Owner Trustee to prepare, file or deliver pursuant to the Basic Documents (other than any notice required to be delivered by the Owner Trustee pursuant to Sections 3.07, 6.03(e) and 10.04 of the Trust Agreement), and at the request of the Owner Trustee shall take all appropriate action that it is the duty of the Issuer or the Owner Trustee to take pursuant to the Basic Documents; provided, however, that the Administrator shall have no obligation to make any payment required to be made by the Issuer under any Basic Document; provided, further, that the Administrator shall have no obligation, and the Owner Trustee shall be required to fully perform its duties, with respect to the obligations of the Owner Trustee specified under the Trust Agreement and to otherwise comply with the requirements of the Owner Trustee pursuant to or related to Regulation AB. Subject to Section 5 of this Agreement, and in accordance with the reasonable written directions of the Owner Trustee, the Administrator shall administer, perform or supervise the performance of such other activities in connection with the Collateral (including the Basic Documents) as are not covered by any of the foregoing provisions and as are expressly requested by the Owner Trustee and are reasonably within the capability of the Administrator.

(ii)   Notwithstanding anything in this Agreement or the Basic Documents to the contrary, the Administrator shall be responsible for promptly notifying the Owner Trustee in the event that any withholding tax is imposed on the Issuer's payments (or allocations of income) to a Certificateholder as contemplated in Section 5.02(c) of the Trust Agreement. Any such notice shall specify the amount of any withholding tax required to be withheld by the Owner Trustee pursuant to such provision.

(iii)   Notwithstanding anything in this Agreement or the Basic Documents to the contrary, the Administrator shall be responsible for performance of the duties of the Administrator set forth in Section 5.04(a), (b), (c), (d), (e) and (f) of the Trust Agreement with respect to, among other things, accounting and reports to the Certificateholders; provided, however, that the Owner Trustee shall remain exclusively responsible for the mailing of the Schedule K-1s necessary to enable each Certificateholder to prepare its federal and state income tax returns.

(iv)   If any Certificateholder is not the Administrator or any of its Affiliates, the Administrator may satisfy its obligations with respect to clauses

(ii) and (iii) above and under the Trust Agreement by retaining, at the expense of the Administrator, a firm of independent public accountants (the "Accountants") which shall perform the obligations of the Administrator thereunder.

In connection with paragraph (ii) above, if any Certificateholder is not the Administrator or any of its Affiliates, then the Administrator will cause the Accountants to provide, prior to December 1 of each year, a letter in form and substance satisfactory to the Owner Trustee as to whether any tax withholding is then required and, if required, the procedures to be followed with respect thereto to comply with the requirements of the Code. The Accountants shall be required to update the letter in each instance that any additional tax withholding is subsequently required or any previously required tax withholding shall no longer be required.

(v)   The Administrator shall perform the duties of the Administrator specified in Section 10.02 and Section 10.03 of the Trust Agreement required to be performed in connection with the resignation or removal of the Owner Trustee, and any other duties expressly required to be performed by the Administrator under the Trust Agreement.

(vi)   The Administrator shall perform all duties and obligations applicable to or required of the Issuer set forth in Appendix A to the Sale and Servicing Agreement in accordance with the terms and conditions thereof.

(vii)   The Administrator shall obtain on behalf of the Trust, at its own expense, all licenses required to be held by the Issuer under the laws of any jurisdiction in connection with ownership of the Receivables, and shall make all filings and pay all fees as may be required in connection therewith during the term hereof.

(viii)   In carrying out the foregoing duties or any of its other obligations under this Agreement, the Administrator may enter into transactions with or otherwise deal with any of its Affiliates; provided, however, that the terms of any such transactions or dealings shall be in accordance with any directions received from the Issuer and shall be, in the Administrator's opinion, no less favorable to the Issuer than would be available from unaffiliated parties.

(c)   Non-Ministerial Matters.

(i)   With respect to matters that in the reasonable judgment of the Administrator are non-ministerial, the Administrator shall not take any action unless within a reasonable time before the taking of such action the Administrator shall have notified the Owner Trustee of the proposed action and the Owner Trustee shall not have withheld consent thereto or provided an alternative direction. For the purpose of the preceding sentence, "non-ministerial matters" shall include, without limitation:

(A)   the amendment of the Indenture or execution of any supplement to the Indenture;

(B) the initiation of any claim or lawsuit by the Issuer and the compromise of any action, claim or lawsuit brought by or against the Issuer (other than in connection with the collection of the Receivables);

(C) the amendment, change or modification of any of the Basic Documents;

(D) the appointment of successor Note Registrars or successor Paying Agents pursuant to the Indenture or the appointment of successor Administrators, or the consent to the assignment by the Note Registrar, Paying Agent or Indenture Trustee of its obligations, in each case under the Indenture[; and]

(E) the removal of the Indenture Trustee[.][;]

(F) [the provision of copies of any amendment or supplement to the Interest Rate [Swap][Cap] Agreement(s) to the Rating Agencies; and]

(G) [the notification to the [Swap Counterparty][Cap Provider] of any proposed amendment or supplement to any of the Basic Documents.]

(ii) Notwithstanding anything to the contrary in this Agreement, the Administrator shall not be obligated to, and shall not (x) make any payments to the Noteholders [or the [Swap Counterparty][Cap Provider]] under the Basic Documents, (y) sell the Owner Trust Estate pursuant to Section 5.04 of the Indenture or (z) take any other action that the Issuer directs the Administrator not to take on its behalf.

(d) <u>Notices to Rating Agencies</u>. The Administrator will deliver to each Rating Agency notice (which notice shall be deemed to be delivered if delivered in accordance with Section 10) of the occurrence of (i) any event of default for which it has been provided notice pursuant to Section 3.18 of the Indenture; (ii) any merger or consolidation of the Indenture Trustee pursuant to Section 6.09 of the Indenture; (iii) any supplemental indenture pursuant to Section 9.01 and Section 9.02 of the Indenture; (iv) any merger or consolidation of the Owner Trustee pursuant to Section 10.04 of the Trust Agreement; (v) any amendment to the Trust Agreement pursuant to Section 11.01 of the Trust Agreement; (vi) any Servicer Default for which it has been provided notice pursuant to Section 8.01 of the Sale and Servicing Agreement; and (vii) any termination of, or appointment of a successor to, the Servicer for which it has been provided notice pursuant to Section 8.04 of the Sale and Servicing Agreement.

2. <u>RECORDS</u>. The Administrator shall maintain appropriate books of account and records relating to services performed hereunder, which books of account and records shall be accessible for inspection by the Issuer, the Owner Trustee and the Indenture Trustee at any time during normal business hours upon reasonable advance written notice.

3.　COMPENSATION. As compensation for the performance of the Administrator's obligations under this Agreement and as reimbursement for its expenses related thereto, the Administrator shall be entitled to a monthly payment of compensation in an amount to be agreed to between the Administrator and the Servicer, which shall be solely an obligation of the Servicer.

4.　[RESERVED.]

5.　INDEPENDENCE OF THE ADMINISTRATOR. For all purposes of this Agreement, the Administrator shall be an independent contractor and shall not be subject to the supervision of the Issuer, the Owner Trustee or the Indenture Trustee with respect to the manner in which it accomplishes the performance of its obligations hereunder. Unless expressly authorized by the Issuer hereunder or otherwise, the Administrator shall have no authority to act for or represent the Issuer, the Owner Trustee or the Indenture Trustee, and shall not otherwise be or be deemed an agent of the Issuer, the Owner Trustee or the Indenture Trustee.

6.　NO JOINT VENTURE. Nothing contained in this Agreement shall (i) constitute the Administrator and any of the Issuer, the Owner Trustee or the Indenture Trustee as members of any partnership, joint venture, association, syndicate, unincorporated business or other separate entity, (ii) be construed to impose any liability as such on any of them or (iii) be deemed to confer on any of them any express, implied or apparent authority to incur any obligation or liability on behalf of the others.

7.　OTHER ACTIVITIES OF ADMINISTRATOR. Nothing herein shall prevent the Administrator or its Affiliates from engaging in other businesses or, in its or their sole discretion, from acting as an administrator for any other person or entity, or in a similar capacity therefor, even though such person or entity may engage in business activities similar to those of the Issuer, the Owner Trustee or the Indenture Trustee.

8.　TERM OF AGREEMENT; RESIGNATION AND REMOVAL OF ADMINISTRATOR.

(a)　This Agreement shall continue in force until the termination of the Issuer, upon which event this Agreement shall automatically terminate.

(b)　Subject to Section 8(e), the Administrator may resign by providing the Issuer with at least 30 days' prior written notice.

(c)　Subject to Section 8(e), the Issuer may remove the Administrator without cause by providing the Administrator at least 30 days' prior written notice.

(d)　Subject to Section 8(e), at the sole option of the Issuer, the Administrator may be removed immediately upon written notice of termination from the Issuer to the Administrator if any of the following events shall occur:

(i)　the Administrator shall fail to perform in any material respect any of its duties under this Agreement and, after notice of such default, shall not cure such default within 90 days (or, if such default cannot be cured in such time, shall not give within such 90 days such assurance of timely and complete cure as shall be reasonably satisfactory to the Issuer); or

(ii)   an Insolvency Event shall occur with respect to the Administrator.

The Administrator agrees that if the event specified in clause (ii) of this Section shall occur, it shall give written notice thereof to the Issuer, the Owner Trustee and the Indenture Trustee within seven days after the occurrence of such event.

(e)   No resignation or removal of the Administrator pursuant to this Section shall be effective until (i) a successor Administrator shall have been appointed by the Issuer and (ii) such successor Administrator shall have agreed in writing to be bound by the terms of this Agreement on substantially the same terms as the Administrator is bound hereunder. Promptly after the appointment of any successor Administrator, the successor Administrator shall provide notice of such appointment to each Rating Agency.

9.   ACTION UPON TERMINATION, RESIGNATION OR REMOVAL. Promptly upon the effective date of termination of this Agreement pursuant to Section 8(a) or the resignation or removal of the Administrator pursuant to Section 8(b) or 8(c) or 8(d), the Administrator shall be entitled to be paid all fees and reimbursable expenses accruing to it to the date of such termination, resignation or removal. The Administrator shall forthwith upon such termination pursuant to Section 8(a) deliver to or to the order of the Issuer all property and documents of or relating to the Collateral then in the custody of the Administrator. In the event of the resignation or removal of the Administrator pursuant to Section 8(b) or 8(c) or 8(d), the Administrator shall cooperate with the Issuer and take all reasonable steps requested to assist the Issuer in making an orderly transfer of the duties of the Administrator.

10.   NOTICES. Any notice, report or other communication given hereunder shall be in writing and addressed as follows:

(a)   if to the Issuer or the Owner Trustee, to:

Nissan Auto Receivables 20[   ]-[   ] Owner Trust
In care of: [_____]

[_____]
[_____]
[_____]

Attention: Nissan Auto Receivables 20[   ]-[   ] Owner Trust

with a copy to:

Nissan Auto Receivables 20[   ]-[   ] Owner Trust
In care of: Nissan Motor Acceptance Corporation

One Nissan Way
Franklin, TN 37067
Attention: Treasurer

(b)   if to the Administrator, to:

Nissan Motor Acceptance Corporation
One Nissan Way
Franklin, TN 37067
Attention: Treasurer

(c)   if to the Indenture Trustee, to:

[_____]
[_____]
[_____]

Attention: [_____]

or to such other address as any party shall have provided to the other parties in writing. Any notice required to be in writing hereunder shall be deemed given if such notice is mailed by certified mail, postage prepaid, or hand delivered to the address of such party as provided above.

All notices, requests, reports, consents or other communications deliverable to any Rating Agency hereunder or under any other Basic Document shall be deemed to be delivered if a copy of such notice, request, report, consent or other communication has been posted on any website maintained by or on behalf of NMAC pursuant to a commitment to any Rating Agency relating to the Notes in accordance with 17 C.F.R. 240 17g-5(a)(3).

11.   AMENDMENTS.

(a)   Any term or provision of this Agreement may be amended by the Issuer, the Administrator, and the Indenture Trustee, with the consent of the Owner Trustee but without the consent of any Noteholder or Certificateholder or any other Person, subject to the satisfaction of one of the following conditions:

(i)   the Administrator delivers an Officer's Certificate or Opinion of Counsel to the Indenture Trustee to the effect that such amendment will not materially and adversely affect the interests of the Noteholders; or

(ii)   the Rating Agency Condition is satisfied with respect to such amendment;

provided, however, that in the event any Certificates are held by anyone other than the Administrator or any of its Affiliates, this Agreement may only be amended by the Issuer, the Administrator and the Indenture Trustee if, in addition, (i) the Holders of the Certificates evidencing a majority of the Certificate Balance consent to such amendment or (ii) such amendment shall not, as evidenced by an

Officer's Certificate of the Administrator or an Opinion of Counsel delivered to the Owner Trustee, materially and adversely affect the interests of the Certificateholders.

(b)   This Agreement may also be amended by the Issuer, the Administrator, and the Indenture Trustee, with the consent of the Owner Trustee, for the purpose of adding any provisions to or modifying or changing in any manner or eliminating any of the provisions of this Agreement or of modifying in any manner the rights of the Noteholders or the Certificateholders with the consent of:

(i)   the Holders of Notes evidencing not less than a majority of the Outstanding Amount of the Notes; and

(ii)   the Holders of the Certificates evidencing a majority of the Certificate Balance.

It shall not be necessary for the consent of Noteholders or Certificateholders to approve the particular form of any proposed amendment or consent, but it will be sufficient if such consent approves the substance thereof.

[Notwithstanding the foregoing, the Issuer shall not amend this Agreement in any way that would materially and adversely affect the rights of the [Swap Counterparty][Cap Provider] without the consent of the [Swap Counterparty][Cap Provider]; provided that the [Swap Counterparty's][Cap Provider's] consent to any such amendment shall not be unreasonably withheld, and provided, further that the [Swap Counterparty's][Cap Provider's] consent will be deemed to have been given if the [Swap Counterparty][Cap Provider] does not object in writing within 10 days of receipt of a written request for such consent.]

12.   SUCCESSOR AND ASSIGNS. This Agreement may not be assigned by the Administrator unless such assignment is consented to in writing by the Issuer, the Owner Trustee and the Indenture Trustee, and the conditions precedent to appointment of a successor Administrator set forth in Section 8 are satisfied. An assignment with such consent and satisfaction, if accepted by the assignee, shall bind the assignee hereunder in the same manner as the Administrator is bound hereunder. Notwithstanding the foregoing, this Agreement may be assigned by the Administrator without the consent of the Issuer, the Owner Trustee and the Indenture Trustee to a corporation or other organization that is a successor (by merger, consolidation or purchase of assets) to the Administrator, provided that such successor organization executes and delivers to the Issuer, the Owner Trustee and the Indenture Trustee an agreement in which such corporation or other organization agrees to be bound hereunder by the terms of said assignment in the same manner as the Administrator is bound hereunder. Subject to the foregoing, this Agreement shall bind any successors or assigns of the parties hereto.

13.   **GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to its conflict of law provisions (other than Section 5-1401 of the General Obligations Law of the State of New York), and the obligations, rights and remedies of the parties hereunder shall be determined in accordance with such laws.**

14. <u>NO PETITION</u>. Notwithstanding any prior termination of this Agreement, the Administrator shall not, prior to the date which is one year and one day after payment in full of all obligations of each Bankruptcy Remote Party in respect of all securities issued by any Bankruptcy Remote Party, acquiesce, petition or otherwise invoke or cause such Bankruptcy Remote Party to invoke the process of any court or government authority for the purpose of commencing or sustaining a case against such Bankruptcy Remote Party under any federal or state bankruptcy, insolvency or similar law, or appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of such Bankruptcy Remote Party or any substantial part of its property, or ordering the winding up or liquidation of the affairs of the Issuer.

15. <u>HEADINGS</u>. The section headings hereof have been inserted for convenience of reference only and shall not be construed to affect the meaning, construction or effect of this Agreement.

16. <u>COUNTERPARTS</u>. This Agreement may be executed in counterparts, each of which when so executed shall together constitute but one and the same agreement.

17. <u>SEVERABILITY OF PROVISIONS</u>. If any one or more of the agreements, provisions or terms of this Agreement shall be for any reason whatsoever held invalid or unenforceable in any jurisdiction, then such agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this Agreement and shall in no way affect the validity or enforceability of the other provisions of this Agreement or the other rights of the parties hereto.

18. <u>NOT APPLICABLE TO NMAC IN OTHER CAPACITIES</u>. Nothing in this Agreement shall affect any obligation, right or benefit NMAC may have in any other capacity or under any Basic Document.

19. <u>LIMITATION OF LIABILITY OF OWNER TRUSTEE AND INDENTURE TRUSTEE</u>. Notwithstanding anything contained herein to the contrary, this instrument has been countersigned by [_____], not in its individual capacity but solely in its capacity as Owner Trustee of the Issuer, and [_____], not in its individual capacity but solely in its capacity as Indenture Trustee under the Indenture and in no event shall [_____] in its individual capacity, [_____], in its individual capacity, or any Certificateholder have any liability for the representations, warranties, covenants, agreements or other obligations of the Issuer hereunder or in any of the certificates, notices or agreements delivered pursuant hereto, as to all of which recourse shall be had solely to the assets of the Issuer. Additionally, the Indenture Trustee in its capacity hereunder shall be afforded the same indemnities, protections, rights, powers and immunities set forth in the Indenture as if such indemnities, protections, rights, powers and immunities were specifically set forth herein.

20. <u>USAGE OF TERMS</u>. With respect to all terms in this Agreement, the singular includes the plural and the plural the singular; words importing any gender include the other genders; references to "writing" include printing, typing, lithography and other means of reproducing words in a visible form; references to agreements and other contractual instruments

include all subsequent amendments, amendments and restatements, and supplements thereto or changes therein entered into in accordance with their respective terms and not prohibited by this Agreement; references to Persons include their permitted successors and assigns; references to laws include their amendments and supplements, the rules and regulations thereunder and any successors thereto; the term "including" means "including without limitation;" and the term "or" is not exclusive.

21.   [LIMITATION OF RIGHTS. All of the rights of the [Swap Counterparty][Cap Provider] in, to and under this Agreement, if any, shall terminate upon the termination of the Interest Rate [Swap][Cap] Agreement(s) in accordance with the terms thereof and the payment in full of all amounts owing to the [Swap Counterparty][Cap Provider] under such Interest Rate [Swap][Cap] Agreement(s).]

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the day and year first above written.

NISSAN AUTO RECEIVABLES 20[_]-[_] OWNER TRUST

By: [_____], not in its individual capacity but solely as Owner Trustees

By:_____
Name:
Title:

[_____], not in its individual capacity but solely as Indenture Trustee

By:_____
Name:
Title:

NISSAN MOTOR ACCEPTANCE CORPORATION, as Administrator

By:_____
Name:
Title:

[_____], not in its individual capacity but solely as Owner Trustee

By:_____
Name:
Title:

NISSAN AUTO RECEIVABLES 20[   ]-[   ] OWNER TRUST
(a Delaware Statutory Trust)

AMENDED AND RESTATED TRUST AGREEMENT

between

NISSAN AUTO RECEIVABLES CORPORATION II,
as Depositor,

and

[_____],
as Owner Trustee

Dated as of [_____]

TABLE OF CONTENTS

713595489.5 14466653

713595489.5 14466653

AMENDED AND RESTATED TRUST AGREEMENT, dated as of [_____] (as amended, supplemented or otherwise modified and in effect from time to time, this "Agreement"), between NISSAN AUTO RECEIVABLES CORPORATION II, a Delaware corporation, as depositor (the "Depositor), and [_____], a [_____], not in its individual capacity but solely as owner trustee (in such capacity, the "Owner Trustee"), amending and restating in its entirety the Trust Agreement, dated as of [_____] (the "Original Trust Agreement"), between the same parties, and herein referred to as the "Trust Agreement" or this "Agreement."

IN CONSIDERATION of the mutual agreements herein contained, and of other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

Definitions

SECTION 1.01. Definitions. Except as otherwise specified herein or if the context may otherwise require, capitalized terms used but not otherwise defined herein have the respective meanings assigned to such terms in the Sale and Servicing Agreement, dated as of the date hereof (the "Sale and Servicing Agreement"), by and among Nissan Auto Receivables Corporation II, as seller, Nissan Motor Acceptance Corporation, as servicer, and the Nissan Auto Receivables 20[ ]-[ ] Owner Trust, as issuer.

SECTION 1.02. Usage of Terms. With respect to all terms in this Agreement, the singular includes the plural and the plural the singular; words importing any gender include the other genders; references to "writing" include printing, typing, lithography and other means of reproducing words in a visible form; references to agreements and other contractual instruments include all subsequent amendments, amendments and restatements and supplements thereto or changes therein entered into in accordance with their respective terms and not prohibited by this Agreement; references to Persons include their permitted successors and assigns; references to laws include their amendments and supplements, the rules and regulations thereunder and any successors thereto; and the term "including" means "including without limitation."

ARTICLE II

CREATION OF ISSUER

SECTION 2.01. Creation of Trust. A Delaware statutory trust known as "Nissan Auto Receivables 20[ ]-[ ] Owner Trust" was formed in accordance with the provisions of the Statutory Trust Act pursuant to the Original Trust Agreement, under which name the Issuer may engage in activities as permitted by the Basic Documents, make and execute contracts and other instruments and sue and be sued, to the extent provided herein.

SECTION 2.02. Office. The principal place of business of the Issuer for purposes of Delaware law shall be in care of the Owner Trustee at the Corporate Trust Office or at such other address in Delaware as the Owner Trustee may designate by written notice to the

Certificateholders and the Servicer. The Issuer may establish additional offices located at such place or places inside or outside of the State of Delaware as the Owner Trustee may designate by written notice to the Certificateholders and the Administrator.

SECTION 2.03. Purposes and Powers.

(a)   The purpose of the Issuer is, and the Issuer shall have the power and authority and is authorized, to engage in the following activities:

(1)   to issue Notes pursuant to the Indenture and Certificates pursuant to this Agreement;

(2)   [to enter into and perform its obligations under any interest rate protection agreement or agreements relating to the Notes between the Issuer and one or more counterparties, including any confirmations evidencing the transactions thereunder, each of which is an interest rate swap, an interest rate cap, an obligation to enter into any of the foregoing or any combination of any of the foregoing (including the Interest Rate [Swap][Cap] Agreement(s));]

(3)   to acquire the Transferred Assets from the Depositor in exchange for the Notes and Certificates pursuant to the Sale and Servicing Agreement;

(4)   to assign, grant, transfer, pledge, mortgage and convey the Owner Trust Estate pursuant to, and on the terms and conditions set forth in, the Indenture and to hold, manage and distribute to the Certificateholders pursuant to the terms of the Sale and Servicing Agreement any portion of the Owner Trust Estate released from the Lien of, and remitted to the Issuer pursuant to, the Indenture as set forth therein and in the Sale and Servicing Agreement;

(5)   to enter into and perform its obligations under the Basic Documents to which it is to be a party;

(6)   to engage in those activities, including entering into agreements, that are necessary, suitable or convenient to accomplish the foregoing or are incidental thereto or connected therewith; and

(7)   subject to compliance with the Basic Documents, to engage in such other activities as may be required in connection with conservation of the Owner Trust Estate and the making of distributions to [the Swap Counterparty,] the Certificateholders and the Noteholders and in respect of amounts to be released to the Depositor, the Servicer, the Administrator and third parties, if any.

The Issuer shall not engage in any activity other than in connection with the foregoing and as required or authorized by the terms of the Basic Documents.

SECTION 2.04. Appointment of the Owner Trustee. The Seller hereby appoints the Owner Trustee as trustee of the Issuer effective as of the date hereof, to have all the rights, powers and duties set forth herein.

(Nissan 20[ ]-[ ] Amended & Restated Trust Agreement)

SECTION 2.05. Declaration of Issuer. The Owner Trustee hereby declares that it will hold the Owner Trust Estate in trust upon and subject to the conditions set forth herein for the use and benefit of the Certificateholders, subject to the obligations of the Issuer under the Basic Documents. It is the intention of the parties hereto that the Issuer constitute a statutory trust under the Statutory Trust Act and that this Agreement constitute the governing instrument of such statutory trust. It is the intention of the parties hereto that, for federal income tax, state and local income and franchise tax purposes, until the Certificates are beneficially owned by more than one Person (and all such owners are not treated as the same Person for federal income tax purposes), the Issuer will be disregarded as an entity separate from the Depositor (or another Person that beneficially owns all of the Certificates) and the Notes will be characterized as debt. At such time that the Certificates are beneficially owned by more than one Person (and all such owners are treated as the same Person for federal income tax purposes), it is the intention of the parties hereto that, for income and franchise tax purposes, the Issuer shall be treated as a partnership, with the assets of the partnership being the Receivables and other assets held by the Issuer, the partners of the partnership being the Certificateholders, and the Notes being debt of the partnership. The Depositor and the Certificateholders, by acceptance of a Certificate, agree to such treatment and agree to take no action inconsistent with such treatment. The parties agree that, unless otherwise required by appropriate tax authorities, until the Certificates are beneficially owned by more than one Person (and all such owners are not treated as the same Person for federal income tax purposes), the Issuer will not file or cause to be filed annual or other necessary tax returns, reports and other forms inconsistent with the characterization of the Issuer as a disregarded entity of its owner. Effective as of the date hereof, the Owner Trustee shall have all rights, powers and duties set forth herein and, to the extent not inconsistent herewith, in the Statutory Trust Act with respect to accomplishing the purposes of the Issuer. At the direction of the Depositor, the Owner Trustee caused to be filed the Certificate of Trust pursuant to the Statutory Trust Act, and the Owner Trustee shall file or cause to be filed such amendments thereto as shall be necessary or appropriate to satisfy the purposes of this Agreement and as shall be consistent with the provisions hereof.

SECTION 2.06. Liability of the Certificateholders. No Certificateholder (including the Depositor if the Depositor is a Certificateholder) shall have any personal liability for any liability or obligation of the Issuer, solely by reason of it being a Certificateholder.

SECTION 2.07. Title to Trust Property. Legal title to all of the Owner Trust Estate shall be vested at all times in the Issuer as a separate legal entity.

SECTION 2.08. Situs of Trust. The Issuer will be located in Delaware and administered in the states of Delaware or [_____]. All bank accounts maintained by the Owner Trustee on behalf of the Issuer shall be located in the State of Delaware or the State of [_____]. The Issuer shall not have any employees in any state other than Delaware; provided, however, that nothing herein shall restrict or prohibit the Owner Trustee from having employees within or without the State of Delaware. Payments will be received by the Issuer only in Delaware or [_____], and payments will be made by the Issuer only from Delaware or [_____]. The principal office of the Issuer will be at the Corporate Trust Office in Delaware.

SECTION 2.09. Representations and Warranties of the Depositor. The Depositor hereby represents and warrants to the Owner Trustee that as of the Closing Date:

(Nissan 20[ ]-[ ] Amended & Restated Trust Agreement)

(a)   Organization and Good Standing. The Depositor is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with corporate power and authority to own its properties and to conduct its business as such properties are currently owned and such business is presently conducted, and had at all relevant times, and has, corporate power, authority and legal right to acquire and own the Receivables.

(b)   Due Qualification. The Depositor is duly qualified to do business as a foreign corporation in good standing, and has obtained all necessary licenses and approvals in all jurisdictions in which the ownership or lease of property or the conduct of its business shall require such qualifications, and where the failure to so qualify would have a material adverse effect on the ability of the Depositor to perform its obligations under this Agreement.

(c)   Power and Authority. The Depositor has the corporate power and authority to execute and deliver this Agreement and to carry out its terms. The Depositor has full power and authority to sell and assign the property to be sold and assigned to and deposited as part of the Owner Trust Estate and has duly authorized such sale and assignment to the Issuer by all necessary corporate action; and the execution, delivery and performance of this Agreement has been duly authorized by the Depositor by all necessary corporate action.

(d)   Binding Obligations. This Agreement is a legal, valid and binding obligation of the Depositor enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and by general equitable principles, regardless of whether such enforceability shall be considered in a proceeding in equity or law.

(e)   No Violation. The consummation of the transactions contemplated by this Agreement and the fulfillment of the terms hereof do not conflict with, result in any breach of any of the terms and provisions of, nor constitute (with or without notice or lapse of time) a default under, the certificate of incorporation or by-laws of the Depositor, or any indenture, agreement or other instrument to which the Depositor is a party or by which it shall be bound; nor result in the creation or imposition of any Lien upon any of its properties pursuant to the terms of any such indenture, agreement or other instrument (other than the Basic Documents); nor violate any law or, to the best of the Depositor's knowledge, any order, rule or regulation applicable to the Depositor of any court or of any federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Depositor or its properties; which breach, default, conflict, Lien or violation in any case would have a material adverse effect on the ability of the Depositor to perform its obligations under this Agreement.

(f)   No Proceedings. There are no proceedings or investigations pending, or, to the Depositor's knowledge, threatened, before any court, regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Depositor or its properties: (i) asserting the invalidity of this Agreement; (ii) seeking to prevent the consummation of any of the transactions contemplated by this Agreement; (iii) seeking any determination or ruling that would materially and adversely affect the performance by the Depositor of its obligations under, or the validity or enforceability of, this Agreement; or (iv) relating to the Depositor and that would adversely affect the federal or any state income tax attributes of the Issuer, the Certificates or the Notes.

(g)   _Independent Director_.   Notwithstanding anything to the contrary in the Depositor's Formation Documents, the Depositor shall ensure that at least one director of the Depositor shall be an Independent Director.

SECTION 2.10. _Covenants of the Certificateholder_.   Each Certificateholder, by becoming a beneficial owner of the Certificate, hereby acknowledges and agrees (a) that the Certificateholder is subject to the terms, provisions and conditions of the Certificate, to which the Certificateholder agrees to be bound; and (b) that it shall not take any position in such Certificateholder's tax returns inconsistent with Section 2.05 herein and Section 2.13 of the Indenture.

ARTICLE III

CERTIFICATES AND TRANSFER OF INTERESTS

SECTION 3.01. _The Certificates_.   The Certificates shall be issued with an initial face amount equal to the Original Certificate Balance and in minimum denominations of $25,000 and in integral multiples of $1,000 in excess thereof; _provided_, that the final aggregate $[_____] distributed to the Certificateholders under the Basic Documents shall be deemed to repay the Certificate Balance in full and reduce the face amount of the Certificates to $0. The Certificates shall be executed on behalf of the Issuer by manual or facsimile signature of an Authorized Officer of the Owner Trustee and authenticated on behalf of the Owner Trustee by the manual or facsimile signature of an Authorized Officer. Certificates bearing the manual or facsimile signatures of individuals who were, at the time when such signatures shall have been affixed, authorized to sign on behalf of the Issuer, shall be validly issued and entitled to the benefits of this Agreement and shall be valid and binding obligations of the Issuer, notwithstanding that such individuals or any of them shall have ceased to be so authorized prior to the authentication and delivery of such Certificates or did not hold such offices at the date of authentication and delivery of such Certificates.

The Certificates may be printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination in the form of Exhibit A hereto.

If a transfer of a Certificate is permitted pursuant to Section 3.10, a transferee of a Certificate shall become a Certificateholder, and shall be entitled to the rights and subject to the obligations of a Certificateholder hereunder, upon such transferee's acceptance of a Certificate duly registered in such transferee's name pursuant to Section 3.03.

SECTION 3.02. _Authentication of Certificates_.   Concurrently with the initial transfer of the Receivables to the Issuer pursuant to the Sale and Servicing Agreement, the Owner Trustee shall cause to be executed, authenticated and delivered on behalf of the Issuer to the Depositor, Certificates in an aggregate principal amount equal to the Original Certificate Balance and evidencing the ownership of the Issuer. No Certificate shall entitle its Holder to any benefit under this Agreement or be valid for any purpose, unless there shall appear on such Certificate a certificate of authentication substantially in the form set forth in Exhibit A, executed by the Owner Trustee or the Owner Trustee's authenticating agent, by manual or facsimile signature of an Authorized Officer, and such authentication shall constitute conclusive evidence, and the only evidence, that such Certificate shall have been duly authenticated and delivered hereunder. All Certificates shall be dated the date of their authentication. [_____] shall be the initial authenticating agent of the Owner Trustee hereunder, and all references herein to authentication by the Owner Trustee shall be deemed to include the authenticating agent.

SECTION 3.03. Registration of Transfer and Exchange of Certificates.

(a) The Certificate Registrar shall keep or cause to be kept, at the office or agency maintained pursuant to Section 3.07, a Certificate Register in which, subject to such reasonable regulations as it may prescribe, [_____] shall provide for the registration of Certificates and of transfers and exchanges of Certificates as herein provided. [_____] shall be the initial Certificate Registrar. In the event that the Certificate Registrar shall for any reason become unable to act as Certificate Registrar, the Certificate Registrar shall promptly give written notice to such effect to the Depositor, the Owner Trustee and the Servicer. Upon receipt of such notice, the Servicer shall appoint another bank or trust company, which shall agree to act in accordance with the provisions of this Agreement applicable to it and otherwise acceptable to the Owner Trustee, to act as successor Certificate Registrar under this Agreement.

(b) Upon surrender for registration of transfer of any Certificate at the office or agency maintained pursuant to Section 3.07, the Owner Trustee shall execute, authenticate and deliver (or shall cause its authenticating agent to authenticate and deliver), in the name of the designated transferee or transferees, one or more new Certificates in authorized denominations of a like aggregate amount dated the date of authentication by the Owner Trustee or any authenticating agent. At the option of a Holder, Certificates may be exchanged for other Certificates of authorized denominations of a like aggregate amount upon surrender of the Certificates to be exchanged at the office or agency maintained pursuant to Section 3.07. The preceding provisions of this Section notwithstanding, the Owner Trustee shall not make and the Certificate Registrar shall not register transfer or exchanges of Certificates for a period of 15 days preceding the due date for any payment with respect to the Certificates.

(c) Every Certificate presented or surrendered for registration of transfer or exchange shall be accompanied by a written instrument of transfer in form satisfactory to the Owner Trustee and the Certificate Registrar duly executed by the related Certificateholder or such Certificateholder's attorney duly authorized in writing. Each Certificate surrendered for registration of transfer or exchange shall be cancelled and subsequently disposed of by the Owner Trustee in accordance with its customary practice.

No transfer of a Certificate (or interest therein) to any transferee shall be made unless the Owner Trustee shall have received:

(1) a representation from the transferee of such Certificate (or interest therein) substantially in the form of Exhibit B to the effect that:

(i) such transferee acknowledges that the Certificates have not been and will not be registered under the Securities Act or the securities law of any jurisdiction;

(Nissan 20[ ]-[ ] Amended & Restated Trust Agreement)

(ii)   such transferee acknowledges that if in the future it decides to resell, assign, pledge or otherwise transfer any Certificates, such Certificates may be resold, assigned, pledged or transferred only (A) to a United States Person within the meaning of Section 7701(a)(30) of the Code and (B) (i) pursuant to an effective registration statement under the Securities Act or (ii) in a transaction exempt from the registration requirements of the Securities Act and other securities or "Blue Sky" laws;

(iii)   such transferee is not a Non-U.S. Person;

(iv)   such transferee is not a Benefit Plan or any other employee benefit plan or arrangement that is subject to Similar Law;

(v)   after such transfer (or purported transfer), the Issuer would not have more than 95 direct or indirect beneficial owners of any interest in the Certificates;

(vi)   no such transfer is effected through an established securities market or secondary market or substantial equivalent thereof within the meaning of Section 7704 of the Code or would make the Issuer ineligible for "safe harbor" treatment under Section 7704 of the Code;

(vii)   the Certificates (or interests therein) are not acquired by or for the account of a Special Pass-Through Entity;

(viii)   if such transferee is acquiring any Certificate (or interest therein) for the account of one or more Persons, (A) it shall provide to the Owner Trustee and the Depositor information as to the number of such Persons and any changes in the number of such Persons and (B) any such change in the number of Persons for whose account a Certificate is held shall require the written consent of the Depositor, which consent shall be granted unless the Depositor determines that such proposed change in number of Persons would create a risk that the Issuer would be classified for federal or any applicable state tax purposes as an association (or a publicly traded partnership) taxable as a corporation;

(ix)   such transferee understand that the Certificates will bear legends substantially as set forth in Section 3.09;

(x)   no transfer of the Certificates (or any interest therein) is a transfer of a Certificate (or any interest therein) with a Certificate Balance of less than $[0]; and

(xi)   any attempted transfer that would cause the number of direct or indirect beneficial owners of Certificates in the aggregate to exceed 95 or otherwise cause the Issuer to become a publicly traded partnership for income tax purposes shall be a void transfer.

(2)   a representation from the transferor of such Certificate substantially in the form of Exhibit C; and

(3)   an Opinion of Counsel that the transfer of such Certificate is being made pursuant to an effective registration under the Securities Act or is exempt from the registration requirements of the Securities Act.

Notwithstanding anything else to the contrary herein, any purported transfer of a Certificate to, on behalf of, or utilizing the assets of a Benefit Plan or any other employee benefit plan or arrangement that is subject to Similar Law shall be void and of no effect.

To the extent permitted under applicable law (including, but not limited to, ERISA), the Owner Trustee shall be under no liability to any Person for any registration of transfer of any Certificate that is not permitted by this Section 3.03(c) or for making any payments due on such Certificate to the Certificateholder thereof or taking any other action with respect to such Holder under the provisions of this Trust Agreement or the Sale and Servicing Agreement so long as the transfer was registered by the Certificate Registrar or the Owner Trustee in accordance with the foregoing requirements.

(d)   No service charge shall be made for any registration of transfer or exchange of Certificates, but the Owner Trustee or the Certificate Registrar may require payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer or exchange of Certificates.

(e)   For purposes of this Section 3.03, a "Special Pass-Through Entity" means a (i) grantor trust, S corporation (within the meaning of Section 1361(a)(1) of the Code), or partnership or (ii) a disregarded entity the sole owner of which is an entity described in prong (i), where more than 50% of the value of a beneficial owner's interest in such pass through entity is attributable to the pass-through entity's interest (including through a disregarded entity) in the Certificates (or interests therein).

SECTION 3.04. Mutilated, Destroyed, Lost or Stolen Certificates. If (a) any mutilated Certificate shall be surrendered to the Certificate Registrar, or if the Certificate Registrar shall receive evidence to its satisfaction of the destruction, loss or theft of any Certificate and (b) there shall be delivered to the Certificate Registrar and the Owner Trustee such security or indemnity as may be required by them to save each of them harmless, then in the absence of notice that such Certificate shall have been acquired by a protected purchaser, the Owner Trustee on behalf of the Issuer shall execute and the Owner Trustee, or the Owner Trustee's authenticating agent, shall authenticate and deliver, in exchange for or in lieu of any such mutilated, destroyed, lost or stolen Certificate, a new Certificate of like tenor and denomination. In connection with the issuance of any new Certificate under this Section, the Owner Trustee or the Certificate Registrar may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith. Any duplicate Certificate issued pursuant to this Section shall constitute conclusive evidence of ownership in the Issuer, as if originally issued, whether or not the lost, stolen or destroyed Certificate shall be found at any time.

SECTION 3.05. Persons Deemed Certificateholders. Prior to due presentation of a Certificate for registration of transfer, the Owner Trustee or the Certificate Registrar may treat the Person in whose name any Certificate shall be registered in the Certificate Register as the owner of such Certificate for the purpose of receiving distributions pursuant to Section 5.02 and for all other purposes whatsoever, and neither the Owner Trustee nor the Certificate Registrar shall be bound by any notice to the contrary.

SECTION 3.06. Access to List of Certificateholders' Names and Addresses. The Certificate Registrar shall furnish or cause to be furnished to the Owner Trustee, the Servicer, the Paying Agent or the Depositor, as the case may be, within 15 days after its receipt of a request therefor from the Owner Trustee, the Servicer, the Paying Agent or the Depositor in writing, a list, in such form as the Owner Trustee, the Servicer, the Paying Agent or the Depositor may reasonably require, of the names and addresses of the Certificateholders as of the most recent Record Date. The Certificate Registrar shall also promptly furnish to the Owner Trustee and the Paying Agent a copy of such list at any time there is a change therein. If three or more Certificateholders or one or more Holders of Certificates evidencing, in the aggregate, not less than 25% of the Certificate Balance apply in writing to the Owner Trustee, and such application states that the applicants desire to communicate with other Certificateholders with respect to their rights under this Agreement or under the Certificates and such application is accompanied by a copy of the communication that such applicants propose to transmit, then the Owner Trustee shall, within five Business Days after the receipt of such application, afford such applicants access during normal business hours to the current list of Certificateholders. Each Holder, by receiving and holding a Certificate, shall be deemed to have agreed not to hold any of the Depositor, the Servicer, the Certificate Registrar or the Owner Trustee accountable by reason of the disclosure of its name and address, regardless of the source from which such information was derived. The Certificate Registrar shall upon the request of the Owner Trustee provide such list, or access to such list, of Certificateholders as contemplated this Section 3.06.

SECTION 3.07. Maintenance of Office or Agency. The Owner Trustee shall maintain an office or offices or agency or agencies where Certificates may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Owner Trustee in respect of the Certificates and the Basic Documents may be served. The Owner Trustee initially designates the Corporate Trust Office as its principal corporate trust office for such purposes. The Owner Trustee shall give prompt written notice to the Depositor and to the Certificateholders of any change in the location of the Certificate Register or any such office or agency.

SECTION 3.08. Appointment of Paying Agent. Except during any period when the Indenture Trustee is authorized and directed to do so under the Indenture (i.e. prior to the termination of the Indenture), the Paying Agent shall make distributions to Certificateholders from the Collection Account pursuant to Section 5.02 and shall report the amounts of such distributions to the Owner Trustee. Any Paying Agent shall have the revocable power to withdraw funds from the Collection Account for the purpose of making the distributions referred to above. The Owner Trustee may revoke such power and remove the Paying Agent if the Owner Trustee determines in its sole discretion that the Paying Agent shall have failed to perform its obligations under this Agreement in any material respect. The Paying Agent shall initially be [_____], and any co-paying agent chosen by the Owner Trustee, and acceptable to the Owner Trustee. The Paying Agent shall be permitted to resign as Paying Agent upon 30 days' written notice to the Indenture Trustee and, if the Paying Agent is not the Owner Trustee, to the Owner Trustee. In the event that [_____] shall no longer be the Paying Agent, the Owner Trustee shall appoint a successor to act as Paying Agent (which shall

(Nissan 20[ ]-[ ] Amended & Restated Trust Agreement)

be a bank or trust company). The Owner Trustee shall cause such successor Paying Agent or any additional Paying Agent appointed by the Owner Trustee to execute and deliver to the Owner Trustee an instrument in which such successor Paying Agent or additional Paying Agent shall agree with the Owner Trustee that as Paying Agent, such successor Paying Agent or additional Paying Agent will hold all sums, if any, held by it for payment to the Certificateholders in trust for the benefit of the Certificateholders entitled thereto until such sums shall be paid to such Certificateholders. The Paying Agent shall return all unclaimed funds to the Owner Trustee and upon removal of a Paying Agent such Paying Agent shall also return all funds in its possession to the Owner Trustee. The provisions of Sections 7.01, 7.03, 7.04, 8.01 and 8.02 shall apply to the Owner Trustee also in its role as Paying Agent, for so long as the Owner Trustee shall act as Paying Agent and, to the extent applicable, to any other Paying Agent appointed hereunder. Any reference in this Agreement to the Paying Agent shall include any co-paying agent unless the context requires otherwise.

SECTION 3.09. Legending of Certificates. Each Certificate shall bear a legend in substantially the following form, unless the Depositor determines otherwise in accordance with applicable law:

THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR ANY OTHER APPLICABLE SECURITIES OR "BLUE SKY" LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE RESOLD, ASSIGNED, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR ANY OTHER APPLICABLE SECURITIES OR "BLUE SKY" LAWS, PURSUANT TO AN EXEMPTION THEREFROM OR IN A TRANSACTION NOT SUBJECT THERETO. THE HOLDER HEREOF, BY PURCHASING THIS CERTIFICATE, AGREES THAT THIS CERTIFICATE MAY BE RESOLD, ASSIGNED, PLEDGED OR TRANSFERRED ONLY (A) TO A UNITED STATES PERSON WITHIN THE MEANING OF SECTION 7701(a)(30) OF THE CODE, AND (B) (i) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (ii) IN A TRANSACTION EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND OTHER SECURITIES OR "BLUE SKY" LAWS. IN SUCH CASE THE OWNER TRUSTEE SHALL REQUIRE (I) THAT THE PROSPECTIVE TRANSFEREE CERTIFY TO THE OWNER TRUSTEE AND THE DEPOSITOR IN WRITING THE FACTS SURROUNDING SUCH TRANSFER, WHICH CERTIFICATION SHALL BE IN FORM AND SUBSTANCE SATISFACTORY TO THE OWNER TRUSTEE AND (II) IF REQUESTED BY THE OWNER TRUSTEE, A WRITTEN OPINION OF COUNSEL (WHICH SHALL NOT BE AT THE EXPENSE OF THE OWNER TRUSTEE OR THE DEPOSITOR) SATISFACTORY TO THE OWNER TRUSTEE AND THE DEPOSITOR, TO THE EFFECT THAT SUCH TRANSFER WILL NOT VIOLATE THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES OR "BLUE SKY" LAWS OF ANY STATE OR JURISDICTION. ANY ATTEMPTED TRANSFER IN CONTRAVENTION OF THE IMMEDIATELY PRECEDING RESTRICTIONS WILL BE VOID AB INITIO AND THE PURPORTED TRANSFEROR WILL CONTINUE TO BE TREATED AS THE OWNER OF THE CERTIFICATE FOR ALL PURPOSES.

NO CERTIFICATE OR INTEREST THEREIN MAY BE ACQUIRED BY OR FOR THE ACCOUNT OF (I) AN "EMPLOYEE BENEFIT PLAN" AS DEFINED IN SECTION 3(3) OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), WHICH IS SUBJECT TO THE PROVISIONS OF TITLE I OF ERISA, (II) A "PLAN" DESCRIBED IN AND SUBJECT TO SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), (III) ANY ENTITY WHOSE UNDERLYING ASSETS INCLUDE PLAN ASSETS BY REASON OF AN EMPLOYEE BENEFIT PLAN'S OR A PLAN'S INVESTMENT IN THE ENTITY OR (IV) ANY OTHER EMPLOYEE BENEFIT PLAN OR ARRANGEMENT THAT IS SUBJECT TO A LAW THAT IS SIMILAR TO THE FIDUCIARY RESPONSIBILITY OR PROHIBITED TRANSACTION PROVISIONS OF ERISA OR SECTION 4975 OF THE CODE (EACH, A "BENEFIT PLAN INVESTOR"). BY ACCEPTING AND HOLDING A CERTIFICATE (OR INTEREST THEREIN), THE HOLDER THEREOF SHALL BE DEEMED TO HAVE REPRESENTED AND WARRANTED THAT IT IS NOT A BENEFIT PLAN INVESTOR.

SECTION 3.10. Actions of Certificateholders.

(a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Agreement to be given or taken by the Certificateholders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Certificateholders in person or by agent duly appointed in writing; and except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Owner Trustee and, when required, to the Depositor or the Servicer. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Agreement and conclusive in favor of the Owner Trustee, the Depositor and the Servicer, if made in the manner provided in this Section 3.10.

(b) The fact and date of the execution by any Certificateholder of any such instrument or writing may be proved in any reasonable manner which the Owner Trustee deems sufficient. Any request, demand, authorization, direction, notice, consent, waiver or other act by a Certificateholder shall bind every Holder of every Certificate issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof, in respect of anything done, or omitted to be done, by the Owner Trustee, the Depositor or the Servicer in reliance thereon, regardless of whether notation of such action is made upon such Certificate.

(c) The Owner Trustee may require such additional proof of any matter referred to in this Section 3.10 as it shall deem necessary.

ARTICLE IV

ACTIONS BY OWNER TRUSTEE OR CERTIFICATEHOLDERS

SECTION 4.01. Prior Notice to Certificateholders with Respect to Certain Matters. With respect to the following matters, the Owner Trustee shall not take action on behalf of the Issuer or the Certificateholders unless at least 10 days before the taking of such action (or such shorter period as shall be agreed to in writing by all Certificateholders), the Owner Trustee shall have notified the Certificateholders in writing of the proposed action and none of the

Certificateholders shall have notified the Owner Trustee in writing prior to the 10th day (or such agreed upon shorter period) after such notice is given that such Certificateholders have withheld consent or provided alternative direction:

(a)   the initiation of any claim or lawsuit by the Issuer (except claims or lawsuits brought in connection with the collection of the Receivables) and the compromise of any action, claim or lawsuit brought by or against the Issuer (except with respect to the aforementioned claims or lawsuits for collection of the Receivables);

(b)   the election by the Issuer to file an amendment to the Certificate of Trust (unless such amendment is required to be filed under the Statutory Trust Act);

(c)   the amendment of the Indenture, whether or not by a Supplemental Indenture, in circumstances where the consent of any Noteholder [or the [Swap Counterparty][Cap Provider]] is required;

(d)   the amendment of any Basic Document in circumstances where such amendment materially adversely affects the interest of the Certificateholders; or

(e)   the appointment (i) pursuant to the Indenture of a successor Note Registrar or Paying Agent, (ii) pursuant to this Agreement of a successor Certificate Registrar or (iii) any consent by the Note Registrar, Paying Agent or Indenture Trustee or Certificate Registrar to the assignment of its respective obligations under the Indenture or this Agreement, as applicable.

SECTION 4.02. Action by Certificateholders with Respect to Certain Matters.   The Owner Trustee shall not have the power, except upon the direction of the Certificateholders, to (a) remove the Administrator pursuant to Section 8 of the Administration Agreement, (b) appoint a successor Administrator pursuant to Section 8 of the Administration Agreement, (c) remove the Servicer pursuant to Section 8.01 of the Sale and Servicing Agreement or (d) except as expressly provided in the Basic Documents, sell the Receivables after the termination of the Indenture. The Owner Trustee shall take the actions referred to in the preceding sentence only upon written instructions signed by the authorized representative of a majority of the outstanding Certificate Balance of the Certificateholders.

SECTION 4.03. Action with Respect to Bankruptcy. The Owner Trustee shall not have the power to commence a voluntary proceeding in bankruptcy relating to the Issuer without the unanimous prior approval of all Certificateholders (including, if the Depositor is a Certificateholder, the Board of Directors (including the Independent Directors, as such term is defined in the Depositor's Certificate of Incorporation) of the Depositor) and the delivery to the Owner Trustee of a written certification by each Certificateholder that such Certificateholder reasonably believes that the Issuer is insolvent.

SECTION 4.04. Restrictions on Certificateholders' Power. The Certificateholders shall not direct the Owner Trustee to take or refrain from taking any action if such action or inaction would be contrary to any obligations of the Issuer or of the Owner Trustee under any of the Basic Documents or would be contrary to Section 2.03 nor shall the Owner Trustee be obligated to follow any such direction, if given.

SECTION 4.05. <u>Majority of the Certificates Control</u>. Except as otherwise expressly provided herein, any action that may be taken by the Certificateholders under this Agreement may be taken by the Holders of the Certificates evidencing not less than a majority of the Certificate Balance. Except as expressly provided herein, any written notice of the Certificateholders delivered pursuant to this Agreement shall be effective if signed by Holders of the Certificates evidencing not less than a majority of the Certificate Balance at the time of the delivery of such notice.

ARTICLE V

APPLICATION OF TRUST FUNDS; CERTAIN DUTIES

SECTION 5.01. <u>Establishment of Accounts</u>.

(a)   On or prior to the Distribution Date on which any Certificates are then held by anyone other than the Administrator or one of its Affiliates, the Owner Trustee, for the benefit of the Certificateholders, shall establish and maintain, or shall cause to be established and maintained, in the name of the Issuer (or in such other name as shall be specified in the Sale and Servicing Agreement), the certificate distribution account (the "<u>Certificate Distribution Account</u>"). The Certificate Distribution Account shall be established and maintained as an Eligible Account, and, subject to provisions of the Sale and Servicing Agreement, bearing a designation clearly indicating that, subject to <u>Section 5.01(b)</u>, the funds deposited therein are held by the Issuer for the benefit of the Certificateholders, in each case in accordance with Section 5.01 of the Sale and Servicing Agreement. No checks shall be issued, printed, or honored with respect to the Certificate Distribution Account.

Subject to <u>Section 5.01(b)</u>, the Owner Trustee shall possess all right, title and interest in all funds on deposit from time to time in the Certificate Distribution Account and in all proceeds thereof. Except as otherwise expressly provided herein, the Certificate Distribution Account shall be under the sole dominion and control of the Owner Trustee for the benefit of the Certificateholders. If, at any time, the Certificate Distribution Account ceases to be an Eligible Account or if the majority of Certificateholders, in their sole discretion, notify the Owner Trustee in writing that the Certificate Distribution Account should be moved, then the Owner Trustee (or the Administrator on behalf of the Owner Trustee, if the Certificate Distribution Account is not then held by the Owner Trustee or an Affiliate thereof) shall within 10 Business Days establish a new equivalent Eligible Account at a depository institution or trust company selected by a majority of the Certificateholders and shall transfer any cash and/or any investments to such new account.

(b)   Concurrently with the execution and delivery of the Indenture, the Servicer will establish and maintain, or shall cause to be established and maintained, at the direction of the Depositor, the Collection Account in the name of and under the control of the Indenture Trustee in accordance with Section 5.01 of the Sale and Servicing Agreement. The Indenture Trustee will be obligated to transfer to the Owner Trustee, for the benefit of the Certificateholders, all funds or investments held in the Collection Account on the Distribution Date on which the Notes have been paid in full or the Indenture is otherwise terminated (excluding any amounts to be retained for distribution in respect of Notes that are not promptly delivered for payment on such

(Nissan 20[ ]-[ ] Amended & Restated Trust Agreement)

Distribution Date), and to take all necessary or appropriate actions to transfer all right, title and interest of the Indenture Trustee in such funds or investments and all proceeds thereof to the Owner Trustee for the benefit of the Certificateholders, which amounts the Owner Trustee shall deposit into the Certificate Distribution Account.

Amounts on deposit in the Certificate Distribution Account shall be held uninvested, and the Owner Trustee shall not be liable for any interest thereon.

SECTION 5.02. Application of Amounts in Trust Accounts.

(a)   On each Distribution Date when the Administrator or one of its Affiliates is not the sole Certificateholder, the Owner Trustee shall distribute to the Certificateholders amounts on deposit in the Certificate Distribution Account that are distributable to the Certificateholders in accordance with the instructions of the Servicer pursuant to Section 5.06 of the Sale and Servicing Agreement. Upon the release from the Lien of the Indenture of amounts on deposit in the Collection Account or any other portion of the Owner Trust Estate, the Owner Trustee will cause such property to be properly deposited into the Designated Account pursuant to Section 5.01(a) or distributed to the Certificateholders in accordance with the provisions of this Agreement, as the case may be.

(b)   On each Distribution Date, the Owner Trustee shall send to each Certificateholder the statement provided to the Owner Trustee by the Servicer pursuant to Section 5.08 of the Sale and Servicing Agreement with respect to such Distribution Date.

(c)   In the event that any withholding tax is imposed on the Issuer's payment (or allocations of income) to a Certificateholder, such tax shall reduce the amount otherwise distributable to the Certificateholder in accordance with this Section. The Owner Trustee is hereby authorized and directed to retain from amounts otherwise distributable to the Certificateholders sufficient funds for the payment of any tax that is legally payable by the Issuer (but such authorization shall not prevent the Owner Trustee from contesting any such tax in appropriate proceedings, and withholding payment of such tax, if permitted by law, pending the outcome of such proceedings). The amount of any withholding tax imposed with respect to a Certificateholder shall be treated as cash distributed to such Certificateholder at the time it is withheld by the Issuer and remitted to the appropriate taxing authority. If there is a possibility that withholding tax is payable with respect to any distribution (such as any distribution to a Non-U.S. Person), the Owner Trustee may in its sole discretion withhold such amounts in accordance with this paragraph (c). In the event that a Certificateholder wishes to apply for a refund of any such withholding tax, the Owner Trustee shall reasonably cooperate with such Certificateholder in making such claim so long as such Certificateholder agrees to reimburse the Owner Trustee for any out-of-pocket expenses incurred.

SECTION 5.03. Method of Payment. Subject to Section 9.01(c), distributions required to be made to Certificateholders on any Distribution Date shall be made to each Certificateholder of record on the related Record Date either by check mailed to such Certificateholder at the address of such holder appearing in the Certificate Register or by wire transfer, in immediately available funds, to the account of any Certificateholder at a bank or other entity having appropriate facilities therefor, if such Certificateholder shall have provided to the Certificate

(Nissan 20[ ]-[ ] Amended & Restated Trust Agreement)

Registrar appropriate written instructions at least five Business Days prior to such Distribution Date.

SECTION 5.04. Accounting and Reports to the Noteholders, the Certificateholders, the Internal Revenue Service and Others. The Administrator on behalf of the Issuer shall (a) maintain (or cause to be maintained) the books of the Issuer on a fiscal year basis or a calendar basis on the accrual method of accounting, (b) deliver to each Certificateholder, as may be required by the Code and applicable Treasury Regulations, such information as may be required (excluding Schedule K-1) to enable each Certificateholder to prepare its federal and state income tax returns, (c) file any tax and information returns, and fulfill any other reporting requirements, relating to the Issuer, as may be required by the Code and applicable Treasury Regulations (including Treasury Regulation Section 1.6049-7), (d) for any period during which the beneficial ownership interests in the Issuer are held by more than one Person (and all such owners are not treated as the same Person for federal income tax purposes), make such elections as may from time to time be required or appropriate under any applicable state or federal statute or rule or regulation thereunder so as to maintain the Issuer's characterization as a partnership for federal income tax purposes, (e) cause such tax returns to be signed in the manner required by law, and (f) collect or cause to be collected any withholding tax as described in and in accordance with Section 5.02(c) with respect to income or distributions to Certificateholders. The Administrator on behalf of the Issuer shall elect under Section 1278 of the Code to include in income currently any market discount that accrues with respect to the Receivables. The Administrator on behalf of the Issuer shall not make the election provided under Section 754 of the Code. Notwithstanding anything to the contrary stated herein, the Owner Trustee shall be exclusively responsible for the mailing of any Schedule K-1's necessary to enable each Certificateholder to prepare its federal and state income returns.

SECTION 5.05. Signature on Returns; Tax Matter Partner.

(a)   The Administrator on behalf of the Issuer shall sign on behalf of the Issuer the tax returns of the Issuer, unless applicable law requires a Certificateholder to sign such documents, in which case such documents shall be signed by the Administrator, pursuant to the power-of-attorney granted thereto pursuant to Section 2.04.

(b)   For any period during which the beneficial ownership interests of the Issuer are held by more than one Person (and all such owners are not treated as the same Person for federal income tax purposes), if the Depositor (of an Affiliate of Depositor) is a Certificateholder, the Depositor (or an affiliate of Depositor) shall be designated the "tax matters partner" of the Issuer pursuant to Section 6231(a)(7)(A) of the Code and applicable Treasury Regulations to the extent allowed by the Code. If the Depositor (or an affiliate of Depositor) cannot be so designated under law, the Certificateholder holding Certificates evidencing the largest portion of the Original Certificate Balance shall be designated the "tax matters partner" of the Issuer pursuant to Section 6231(a)(7)(A) of the Code and applicable Treasury Regulations, but hereby delegates its powers and duties as such to the Administrator pursuant to the power-of-attorney granted thereto pursuant to Section 2.04.

SECTION 5.06. Duties of Depositor on Behalf of Issuer. Except to the extent such responsibilities are assumed by the Administrator in the Administration Agreement or the

Servicer in the Sale and Servicing Agreement, the Depositor shall, on behalf of the Issuer, prepare and, after execution by the Issuer and the Indenture Trustee, file with the Securities and Exchange Commission and any applicable state agencies documents required to be filed on a periodic basis with the Securities and Exchange Commission and any applicable state agencies (including any summaries thereof required by rules and regulations prescribed thereby), and transmit such summaries to the Noteholders [and the [Swap Counterparty][Cap Provider]] pursuant to Section 7.03 of the Indenture.

ARTICLE VI

AUTHORITY AND DUTIES OF OWNER TRUSTEE

SECTION 6.01. General Authority. The Owner Trustee is authorized and directed to execute and deliver the Basic Documents to which the Issuer is to be a party and each certificate or other document attached as an exhibit to or contemplated by the Basic Documents to which the Issuer is to be a party and any amendment thereto, and, on behalf of the Issuer, to direct the Indenture Trustee to authenticate and deliver Class A-1 Notes in the aggregate principal amount of $[_____], the Class A-2[a] Notes in the aggregate principal amount of $[_____], [the Class A-2b Notes in the aggregate principal amount of $[_____],] the Class A-3 Notes in the aggregate principal amount of $[_____], the Class A-4 Notes in the aggregate principal amount of $[_____]. In addition to the foregoing, the Owner Trustee is authorized, but shall not be obligated, to take all actions required of the Issuer, pursuant to the Basic Documents.

SECTION 6.02. General Duties. It shall be the duty of the Owner Trustee to discharge (or cause to be discharged) all of its responsibilities pursuant to the terms of this Agreement and the Basic Documents to which the Issuer is a party and to administer the Issuer in accordance with the provisions hereof and of the Basic Documents and in the interest of the Certificateholders. Notwithstanding the foregoing, the Owner Trustee shall be deemed to have discharged its duties and responsibilities hereunder and under the Basic Documents to the extent the Administrator has agreed in the Administration Agreement to perform any act or to discharge any duty of the Owner Trustee hereunder or under any Basic Document, and the Owner Trustee shall not be held liable for the default or failure of the Administrator to carry out such obligations or fulfill such duties under the Administration Agreement.

SECTION 6.03. Duties of the Owner Trustee.

(a) Subject to Article IV and in accordance with the terms of the Basic Documents, the Certificateholders may by written instruction direct the Owner Trustee in the management of the Issuer. Such direction may be exercised at any time by written instruction of the Certificateholders pursuant to Article IV. The Owner Trustee accepts the trusts hereby created and agrees to perform its duties hereunder with respect to such trusts but only upon the terms of this Agreement. The Owner Trustee, upon receipt of all resolutions, certificates, statements, opinions, reports, documents, orders or other instruments furnished to the Owner Trustee that shall be specifically required to be furnished pursuant to any provision of this Agreement, shall examine them to determine whether they conform on their face to the requirements of this Agreement.

(Nissan 20[ ]-[ ] Amended & Restated Trust Agreement)

(b)   No provision of this Agreement shall be construed to relieve the Owner Trustee from liability for its own negligent action, its own negligent failure to act, its own bad faith or its own willful misfeasance; provided, however, that:

(i)   the duties and obligations of the Owner Trustee shall be determined solely by the express provisions of this Agreement, the Owner Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Agreement, no implied covenants or obligations shall be read into this Agreement against the Owner Trustee, the permissive right of the Owner Trustee to do things enumerated in this Agreement shall not be construed as a duty and, in the absence of bad faith on the part of the Owner Trustee, the Owner Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Owner Trustee and conforming on their face to the requirements of this Agreement;

(ii)   the Owner Trustee shall not be personally liable for an error of judgment made in good faith by an Authorized Officer, unless it shall be proved that the Owner Trustee was negligent in performing its duties in accordance with the terms of this Agreement; and

(iii)   the Owner Trustee shall not be personally liable with respect to any action taken, suffered or omitted to be taken in good faith in accordance with the direction of the Holders of the Certificates representing at least a majority of the Certificate Balance (or such larger or smaller percentage of the Certificate Balance as may be required by any other provision of this Agreement or the other Basic Documents), the Servicer, the Administrator or the Indenture Trustee.

(c)   The Owner Trustee shall not be required to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties under this Agreement, or in the exercise of any of its rights or powers, if there shall be reasonable grounds for believing that the repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(d)   All information obtained by the Owner Trustee regarding the Obligors and the Receivables contained in the Issuer, whether upon the exercise of its rights under this Agreement or otherwise, shall be maintained by the Owner Trustee in confidence and shall not be disclosed to any other Person, unless such disclosure is required by any applicable law or regulation or pursuant to subpoena or is required to be made to regulators, auditors or other governmental authorities.

(e)   Pursuant to Section 3.02 of the Sale and Servicing Agreement, in the event that the Owner Trustee discovers that a representation or warranty made by the Seller pursuant to Section 3.01 or 6.01 of the Sale and Servicing Agreement with respect to a Receivable was incorrect as of the time specified with respect to such representation and warranty and such incorrectness materially and adversely affects the interests of any Securityholder [or the [Swap Counterparty][Cap Provider]] in such Receivable, the Owner Trustee shall give prompt written notice to the Servicer, the Depositor and the Indenture Trustee of such incorrectness. Pursuant to

Section 4.06 of the Sale and Servicing Agreement, if the Owner Trustee discovers that any covenant of the Servicer set forth in Sections 4.02, 4.04 or 4.05 of the Sale and Servicing Agreement has been breached by the Servicer, the Owner Trustee shall give prompt written notice to the Servicer, the Depositor and the Indenture Trustee of such breach.

SECTION 6.04. <u>No Duties Except as Specified in this Agreement or in Instructions</u>. The Owner Trustee shall not have any duty or obligation to manage, make any payment with respect to, register, record, sell, dispose of, or otherwise deal with the Owner Trust Estate, or to otherwise take or refrain from taking any action under, or in connection with, any Basic Document to which the Owner Trustee is a party or otherwise contemplated hereby, except as expressly provided by the terms of this Agreement, any Basic Document to which the Issuer is a party or in any document or written instruction received by the Owner Trustee pursuant to <u>Section 6.03</u>. No implied duties or obligations shall be read into this Agreement or any Basic Document against the Owner Trustee. The Owner Trustee shall have no responsibility for filing any financing or continuation statement in any public office at any time or otherwise to perfect or maintain the perfection of any security interest or lien granted to it hereunder or to prepare or file any Securities and Exchange Commission filing for the Issuer or to record this Agreement or any Basic Document. Notwithstanding anything to the contrary herein or in any Basic Document, the Owner Trustee shall not be required to execute, deliver or certify on behalf of the Issuer or any other Person any filings, certificates, affidavits or other instruments required under the Sarbanes-Oxley Act of 2002, to the extent permitted by applicable law. The Owner Trustee nevertheless agrees that it will, at its own cost and expense, promptly take all action as may be necessary to discharge any liens on any part of the Owner Trust Estate that result from actions by, or claims against, the Owner Trustee that are not related to the ownership or the administration of the Owner Trust Estate.

SECTION 6.05. <u>No Action Except Under Specified Documents or Instructions</u>. The Owner Trustee shall not manage, control, use, sell, dispose of or otherwise deal with any part of the Owner Trust Estate except (i) in accordance with the powers granted to and the authority conferred upon the Owner Trustee pursuant to this Agreement, (ii) in accordance with the Basic Documents and (iii) in accordance with any document or instruction delivered to the Owner Trustee pursuant to <u>Section 6.03</u>.

SECTION 6.06. <u>Restrictions</u>. The Owner Trustee shall not take any action (a) that is inconsistent with the purposes of the Issuer set forth in <u>Section 2.03</u> or (b) that, to the actual knowledge of an Authorized Officer of the Owner Trustee, (x) would result in the Issuer's becoming taxable as a corporation (as a publicly traded partnership or otherwise) for federal income tax purposes or (y) affect the treatment of the Notes as indebtedness for federal or state income purpose. The Certificateholders shall not have the authority to and, by acceptance of an ownership interest in any Certificate shall thereby be deemed to have covenanted not to, direct the Owner Trustee to take any action that would violate the provisions of this Section.

(Nissan 20[ ]-[ ] Amended & Restated Trust Agreement)

ARTICLE VII

CONCERNING THE OWNER TRUSTEE

SECTION 7.01. <u>Rights of the Owner Trustee</u>. Except as otherwise provided in Article VI:

(a)   in accordance with <u>Section 7.04</u>, the Owner Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, Officer's Certificate, certificate of an authorized signatory, certificate of auditors or any other certificate, statement, instrument, opinion, report, notice, request, consent, order, appraisal, bond or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b)   the Owner Trustee shall not be liable with respect to any action taken or omitted to be taken by it in accordance with the instructions of the Administrator, as provided in the Administration Agreement, the Servicer or the Indenture Trustee, or the Certificateholders, as provided herein;

(c)   the Owner Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Agreement or the Sale and Servicing Agreement, or to institute, conduct or defend any litigation under this Agreement, or in relation to this Agreement or the Sale and Servicing Agreement, at the request, order or direction of any of the Securityholders [or the [Swap Counterparty][Cap Provider]], pursuant to the provisions of this Agreement or the Sale and Servicing Agreement, unless such Securityholders [or the [Swap Counterparty][Cap Provider]] shall have offered to the Owner Trustee reasonable security or indemnity against the costs, expenses and liabilities that may be incurred therein or thereby;

(d)   under no circumstances shall the Owner Trustee be liable for indebtedness evidenced by or arising under any of the Basic Documents, including the principal of and interest on the Notes;

(e)   the Owner Trustee shall not be bound to recalculate, re-verify, or make any investigation into the facts of matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, bond or other paper or document, unless requested in writing to do so by Holders of Certificates representing not less than 25% of the Certificate Balance; <u>provided</u>, <u>however</u>, that if the payment within a reasonable time to the Owner Trustee of the costs, expenses or liabilities likely to be incurred by it in the making of such investigation is, in the opinion of the Owner Trustee, not reasonably assured to the Owner Trustee by the security afforded to it by the terms of this Agreement, the Owner Trustee may require reasonable indemnity against such cost, expense or liability as a condition to so proceeding; the Administrator shall pay or reimburse the Owner Trustee for the reasonable expense of every such examination; and nothing in this clause shall derogate from the obligation of the Administrator to observe any applicable law prohibiting disclosure of information regarding the Obligors; and

(f)   the Owner Trustee shall not be liable for the default or misconduct of the Administrator, the Servicer, the Depositor, or the Indenture Trustee [or the [Swap

(Nissan 20[ ]-[ ] Amended & Restated Trust Agreement)

Counterparty][Cap Provider]] under any of the Basic Documents or otherwise, and the Owner Trustee shall have no obligation or liability to perform the obligations of the Issuer or any other Person (including the Owner Trustee) under the Basic Documents that are required to be performed by the Administrator under the Administration Agreement, the Indenture Trustee under the Indenture or the Servicer under the Sale and Servicing Agreement [or any Interest Rate [Swap][Cap] Agreement].

SECTION 7.02. <u>Furnishing of Documents</u>. The Owner Trustee shall furnish to the Certificateholders promptly upon receipt of a written request therefor, duplicates or copies of all reports, notices, requests, demands, certificates, financial statements and any other instruments furnished to the Owner Trustee under the Basic Documents.

SECTION 7.03. <u>Representations and Warranties</u>. The Owner Trustee hereby represents and warrants to the Depositor and for the benefit of the Certificateholders, that:

(a)   It is a [_____] duly organized and validly existing in good standing under the laws of [_____]. It has full power, right and authority to execute, deliver and perform its obligations under this Agreement and each other Basic Document.

(b)   It has taken all corporate action necessary to authorize the execution and delivery of this Agreement and each other Basic Document, and this Agreement and each other Basic Document has been executed and delivered by one of its officers duly authorized to execute and deliver this Agreement and each other Basic Document on its behalf.

(c)   This Agreement constitutes the legal, valid and binding obligation of the Owner Trustee, enforceable against it in accordance with its terms except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting the enforcement of creditors' rights generally and by general principles of equity.

(d)   It is authorized to exercise trust powers in the State of Delaware as and to the extent contemplated herein or has appointed a Delaware trustee that is so authorized and it has a principal place of business in the State of Delaware or has appointed a Delaware trustee that has such a principal place of business.

(e)   Neither the execution nor the delivery by it of this Agreement nor the consummation by the Owner Trustee of the transactions contemplated hereby or thereby nor compliance by it with any of the terms or provisions hereof or thereof will contravene any federal or Delaware law, governmental rule or regulation governing the banking or trust powers of the Owner Trustee or any judgment or order binding on it, or constitute any default under its charter documents or by-laws or any indenture, mortgage, contract, agreement or instrument to which it is a party or by which any of its properties may be bound.

SECTION 7.04. <u>Reliance; Advice of Counsel</u>.

(a)   The Owner Trustee shall incur no liability to anyone in acting upon any signature, instrument, notice, resolution, request, consent, order, certificate, report, opinion, bond, or other document or paper believed by it to be genuine and believed by it to be signed by the proper party or parties. The Owner Trustee may accept a certified copy of a resolution of the board of directors or other governing body of any corporate party as conclusive evidence that such resolution has been duly adopted by such body and that the same is in full force and effect. As to any fact or matter the method of the determination of which is not specifically prescribed herein, the Owner Trustee may for all purposes hereof rely on a certificate, signed by the president or any vice president or by the treasurer or other authorized officers or agents of the relevant party, as to such fact or matter and such certificate shall constitute full protection to the Owner Trustee for any action taken or omitted to be taken by it in good faith in reliance thereon.

(b)   In the exercise or administration of the trusts hereunder and in the performance of its duties and obligations under the Basic Documents, the Owner Trustee (i) may act directly or through its agents or attorneys pursuant to agreements entered into with any of them, and the Owner Trustee shall not be liable for the conduct or misconduct of such agents or attorneys if such agents or attorneys shall have been selected by the Owner Trustee with reasonable care, and (ii) may consult with counsel, accountants and other skilled persons to be selected with reasonable care and employed by it. The Owner Trustee shall not be liable for anything done, suffered or omitted in good faith by it in accordance with the opinion or advice of any such counsel, accountants or other such persons and not, to the actual knowledge of the Owner Trustee, contrary to this Agreement or any Basic Document.

SECTION 7.05. Not Acting in Individual Capacity.   In accepting the trusts hereby created, [_____] acts solely as Owner Trustee hereunder and not in its individual capacity. Except with respect to a claim based on the Owner Trustee's willful misconduct, bad faith or negligence, no recourse shall be had for any claim based on any provision of this Agreement, the Notes or Certificates, or based on rights obtained through the assignment of any of the foregoing, against the institution serving as the Owner Trustee in its individual capacity. The Owner Trustee shall not have any personal obligation, liability or duty whatsoever to any Securityholder[, the [Swap Counterparty][Cap Provider]] or any other Person with respect to any such claim and any such claim shall be asserted solely against the Issuer or any indemnitor who shall furnish indemnity as provided in this Indenture.

SECTION 7.06. Owner Trustee Not Liable for Certificates or Receivables. The Owner Trustee makes no representations as to the validity or sufficiency of this Agreement or of the Certificates or of the Notes (other than the execution by the Owner Trustee on behalf of the Issuer of, and the certificate of authentication on, the Certificates). The Owner Trustee shall have no obligation to perform any of the duties of the Servicer or Administrator.

The Owner Trustee shall at no time have any responsibility or liability for or with respect to the legality, validity and enforceability of the Certificates, the Notes or any Receivable, any ownership interest in any Financed Vehicle, or the maintenance of any such ownership interest, or for or with respect to the efficacy of the Issuer or its ability to generate the payments to be distributed to Securityholders [and the Swap Counterparty] under this Agreement or the Indenture, as applicable, including without limitation the validity of the assignment of the Receivables to the Issuer or of any intervening assignment; the existence, condition, location and ownership of any Receivable or Financed Vehicle; the existence and enforceability of any physical damage or credit life or credit disability insurance; the existence and contents of any retail installment sales contract or any computer or other record thereof; the completeness of any retail installment sales contract; the performance or enforcement of any retail installment sales contract; the compliance by the Issuer with any covenant or the breach by the Issuer of any warranty or representation made under this Agreement or in any related document and the accuracy of any such warranty or representation prior to the Owner Trustee's receipt of notice or other discovery of any noncompliance therewith or any breach thereof; the acts or omissions of the Issuer or the Servicer; or any action by the Owner Trustee taken at the instruction of the Certificateholders, provided, however, that the foregoing shall not relieve the Owner Trustee of its obligation to perform its duties under this Agreement.

The Owner Trustee shall not be accountable for the use or application by the Issuer of any of the Certificates or of the proceeds of such Certificates, of any of the Notes or of the proceeds of such Notes, or for the use or application of any funds paid to the Servicer in respect of the Certificates.

SECTION 7.07. Owner Trustee May Own Certificates and Notes. The Owner Trustee in its individual or any other capacity (but not in its fiduciary capacity) may become the owner or pledgee of Certificates or Notes and may deal with the Depositor, the Administrator, the Indenture Trustee and the Servicer in banking or other transactions with the same rights as it would have if it were not Owner Trustee.

ARTICLE VIII

COMPENSATION OF OWNER TRUSTEE

SECTION 8.01. Owner Trustee's Fees and Expenses. The Administrator shall pay to the Owner Trustee from time to time compensation (which shall not be limited by any provision of law with respect to the compensation of a trustee of an express trust) for its services as have been separately agreed upon before the date hereof. The Administrator shall reimburse the Owner Trustee for all reasonable out-of-pocket expenses incurred or made by it, including costs of collection, in addition to the compensation for its services. Such expenses shall include the reasonable compensation and expenses, disbursements and advances of the Owner Trustee's agents, counsel, accountants and experts directly related to its services hereunder ("Expenses").

SECTION 8.02. Indemnification. The Administrator shall indemnify the Owner Trustee, the Certificate Registrar and any Paying Agent and their respective successors, assigns, agents, servants, officers and employees (each, an "Indemnified Party" and collectively, the "Indemnified Parties") against any and all loss, liability, claim, tort, penalty or Expense (including reasonable attorneys' fees) of any kind or nature whatsoever incurred by or asserted against such Indemnified Party in connection with or arising out of the Basic Documents, the Owner Trust Estate, the administration of the Owner Trust Estate or the action or inaction of the Owner Trustee hereunder. The Owner Trustee, the Certificate Registrar or the Paying Agent, as applicable, shall notify the Administrator promptly of any claim for which any Indemnified Party may seek indemnity. Failure by the Owner Trustee, the Certificate Registrar or the Paying Agent, as applicable, to so notify the Administrator shall not relieve the Administrator of its obligations hereunder, except to the extent such failure shall adversely affect the Administrator's defenses in respect thereof. In case any such action is brought against any Indemnified Party under this Section 8.02 and the Owner Trustee, the Certificate Registrar or the Paying Agent, as applicable, notifies the Administrator of the commencement thereof, the Administrator will assume the

(Nissan 20[ ]-[ ] Amended & Restated Trust Agreement)

defense thereof, with counsel reasonably satisfactory to such Indemnified Party (who may, unless there is, as evidenced by an opinion of counsel to such Indemnified Party stating that there is a conflict of interest, be counsel to the Administrator), and the Administrator will not be liable to such Indemnified Party under this Section for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, other than reasonable costs of investigation. The Administrator need not reimburse any expense or indemnify against any loss, liability or expense incurred by any Indemnified Party through such Indemnified Party's own willful misconduct, negligence or bad faith, or with respect to the Owner Trustee only, in the case of the inaccuracy of any representation or warranty of the Owner Trustee made in Section 7.03. The Indemnified Parties' rights under this Article VIII shall survive the termination of this Agreement or the resignation or removal of the Owner Trustee. The Administrator will not be entitled to make any claim upon the Owner Trust Estate for the payment of any liabilities or indemnified expenses in relation to the Administrator's payment or indemnification of expenses incurred by any Indemnified Party in the performance of its duties hereunder. To the extent not paid by the Administrator and outstanding for at least 60 days, such fees and indemnities shall be paid pursuant to Section 5.06 of the Sale and Servicing Agreement, provided, that prior to such payment pursuant to the Sale and Servicing Agreement, the Owner Trustee, the Certificate Registrar or the Paying Agent, as applicable, shall notify the Administrator in writing that such fees and indemnities have been outstanding for at least 60 days. If such fees and indemnities are paid pursuant to Section 5.06 of the Sale and Servicing Agreement, the Administrator shall reimburse the Issuer in full for such payments.

SECTION 8.03. Payments to the Owner Trustee. Any amounts paid to any Indemnified Party pursuant to this Article VIII from assets in the Owner Trust Estate shall be deemed not to be a part of the Owner Trust Estate immediately after such payment.

ARTICLE IX

TERMINATION OF TRUST AGREEMENT

SECTION 9.01. Termination of Trust Agreement.

(a) This Agreement (other than Article VIII) shall terminate and the Issuer shall dissolve and be wound up in accordance with Section 3808 of the Statutory Trust Act, upon the earlier of (i) the maturity or other liquidation of the last Receivable (or other asset) in the Owner Trust Estate and the final distribution of all moneys or other property or proceeds of the Owner Trust Estate in accordance with the terms of this Agreement, the Indenture and the Sale and Servicing Agreement (including, but not limited to, any property and proceeds to be deposited in the Collection Account pursuant to the terms of the Sale and Servicing Agreement or to be released by the Indenture Trustee from the Lien of the Indenture pursuant to the terms of the Indenture), and (ii) the election by the Servicer to purchase the Collateral (other than the Reserve Account) pursuant to Section 9.01 of the Sale and Servicing Agreement and the payment or distribution to all Securityholders [and the Swap Counterparty] of all amounts required to be paid to them under the Indenture and this Agreement. The bankruptcy, liquidation, dissolution, death or incapacity of any Certificateholder shall not (x) operate to terminate this Agreement or the Issuer, nor (y) entitle such Certificateholder's legal representatives or heirs to claim an accounting or to take any action or proceeding in any court for a partition or winding up of all or any part of the Issuer or Owner Trust Estate, nor (z) otherwise affect the rights, obligations and liabilities of the parties hereto.

(b)   Except as provided in Section 9.01(a), neither the Depositor nor any Certificateholder shall be entitled to revoke or terminate the Issuer.

(c)   Notice of any termination of the Issuer, specifying the Distribution Date upon which the Certificateholders shall surrender their Certificates to the Paying Agent for payment of the final distributions and cancellation, shall, if any Certificates are then held by anyone other than the Depositor or any of its Affiliates, be given by the Owner Trustee to the Certificateholders mailed within five Business Days of receipt of notice of such termination from the Servicer given pursuant to Section 10.03 of the Sale and Servicing Agreement, stating (i) the Distribution Date upon or with respect to which final payment of the Certificates shall be made upon presentation and surrender of the Certificates at the office of the Paying Agent therein designated, (ii) the amount of any such final payment and (iii) that payment to be made on such Distribution Date will be made only upon presentation and surrender of the Certificates at the office of the Paying Agent therein specified. The Owner Trustee shall give such notice to the Certificate Registrar (if other than the Owner Trustee) and the Paying Agent (if other than the Owner Trustee) at the time such notice is given to Certificateholders. Upon presentation and surrender of the Certificates (or, in the case of any Certificates held by the Depositor or any of its Affiliates, presentation of proof of cancellation of such Certificates), the Paying Agent shall cause to be distributed to Certificateholders amounts distributable on such Distribution Date pursuant to Section 5.02.

In the event that one or more of the Certificateholders shall not surrender their Certificates for cancellation within six months after the date specified in the above-mentioned written notice, the Owner Trustee shall give a second written notice to the remaining Certificateholders to surrender their Certificates for cancellation and receive the final distribution with respect thereto. If within one year after the second notice all the Certificates shall not have been surrendered for cancellation, the Owner Trustee may take appropriate steps, or may appoint an agent to take appropriate steps, to contact the remaining Certificateholders concerning surrender of their Certificates, and the cost thereof shall be paid out of the funds and other assets that shall remain subject to this Agreement. Any funds remaining in the Issuer after exhaustion of such remedies shall be distributed by the Owner Trustee to the Depositor.

(d)   Upon the winding up of the Issuer and its termination, the Owner Trustee shall cause the Certificate of Trust to be cancelled by filing a certificate of cancellation with the Secretary of State in accordance with the provisions of Section 3810 of the Statutory Trust Act. Thereupon, the Issuer and this Agreement (other than Article 8) shall terminate.

ARTICLE X

SUCCESSOR OWNER TRUSTEES AND ADDITIONAL OWNER TRUSTEES

SECTION 10.01. Eligibility Requirements for Owner Trustee. The Owner Trustee or its direct or indirect parent shall at all times be an entity having a combined capital and surplus of at least $50,000,000, be subject to supervision or examination by federal or state authorities and be

(Nissan 20[ ]-[ ] Amended & Restated Trust Agreement)

authorized to exercise trust powers in the State of Delaware. If such entity shall publish reports of condition at least annually, pursuant to law or to the requirements of the aforesaid supervising or examining authority, then for the purpose of this Section 10.01, the combined capital and surplus of such entity shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. In case at any time the Owner Trustee shall cease to be eligible in accordance with the provisions of this Section, the Owner Trustee shall resign immediately in the manner and with the effect specified in Section 10.02.

SECTION 10.02. Resignation or Removal of Owner Trustee. The Owner Trustee may at any time resign and be discharged from the trusts hereby created by giving written notice thereof to the Depositor, the Servicer and the Indenture Trustee. If for any reason, [_____] or any of its Affiliates should assume the duties of the Indenture Trustee, then from that time forward [_____], in its capacity as Owner Trustee, shall resign as Owner Trustee hereunder if any Event of Default under the Indenture occurs and is necessary to eliminate any conflict of interest under the TIA with the Indenture Trustee or any other trustee under the Indenture. Upon receiving such notice of resignation, the Servicer shall promptly appoint a successor Owner Trustee by written instrument, in duplicate, one copy of which shall be delivered to each of the resigning Owner Trustee and the successor Owner Trustee. If no successor Owner Trustee shall have been so appointed or shall not have accepted such appointment within 30 days after the giving of such notice of resignation, the resigning Owner Trustee may petition any court of competent jurisdiction for the appointment of a successor Owner Trustee.

If at any time the Owner Trustee shall cease to be eligible in accordance with the provisions of Section 10.01 and shall fail to resign promptly, or if at any time the Owner Trustee shall be legally unable to act, or shall be adjudged bankrupt or insolvent, or a receiver of the Owner Trustee or of its property shall be appointed, or any public officer shall take charge or control of the Owner Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then the Administrator may remove the Owner Trustee by written instrument to such effect delivered to the Owner Trustee, the Depositor and the Indenture Trustee. If the Administrator shall remove the Owner Trustee under the authority of the immediately preceding sentence, the Servicer shall promptly appoint a successor Owner Trustee by written instrument in duplicate, one copy of which instrument shall be delivered to each of the outgoing Owner Trustee so removed and the successor Owner Trustee, and the Administrator shall pay all fees, expenses and other compensation owed to the outgoing Owner Trustee.

Any resignation or removal of the Owner Trustee and appointment of a successor Owner Trustee pursuant to any of the provisions of this Section shall not become effective until acceptance of appointment by the successor Owner Trustee pursuant to Section 10.03 and payment of all fees and expenses owed to the outgoing Owner Trustee.

SECTION 10.03. Successor Owner Trustee. Any successor Owner Trustee appointed pursuant to Section 10.02 shall execute, acknowledge and deliver to the Administrator and to its predecessor Owner Trustee an instrument accepting such appointment under this Agreement, and thereupon the resignation or removal of the predecessor Owner Trustee shall become effective and such successor Owner Trustee, without any further act, deed or conveyance, shall become fully vested with all the rights, powers, duties, and obligations of its predecessor under this

(Nissan 20[ ]-[ ] Amended & Restated Trust Agreement)

Agreement, with like effect as if originally named as Owner Trustee. The predecessor Owner Trustee shall upon payment of its fees and expenses deliver to the successor Owner Trustee all documents and statements and monies held by it under this Agreement; and the Administrator and the predecessor Owner Trustee shall execute and deliver such instruments and do such other things as may reasonably be required for fully and certainly vesting and confirming in the successor Owner Trustee all such rights, powers, duties, and obligations. The successor Owner Trustee shall pay all reasonable costs and expenses incurred in connection with transferring the predecessor Owner Trustee's duties and obligations to the successor Owner Trustee. To the extent not paid by the successor Owner Trustee, the Administrator shall pay all reasonable costs and expenses incurred in connection with transferring the predecessor Owner Trustee's duties and obligations to the successor Owner Trustee.

No successor Owner Trustee shall accept appointment as provided in this Section unless at the time of such acceptance such successor Owner Trustee shall meet the criteria for eligibility set forth in Section 10.01.

Upon acceptance of appointment by a successor Owner Trustee pursuant to this Section, the Administrator shall mail or otherwise provide notice of the successor of the Owner Trustee to all Certificateholders, the Indenture Trustee, all Noteholders[, the [Swap Counterparty][Cap Provider]] and the Rating Agencies. If the Administrator fails to mail or otherwise provide such notice within 10 days after acceptance of appointment by the successor Owner Trustee, the successor Owner Trustee shall cause such notice to be mailed or otherwise provided at the expense of the Administrator.

SECTION 10.04. Merger or Consolidation of Owner Trustee. Any corporation into which the Owner Trustee may be merged or converted or with which it may be consolidated or any corporation resulting from any merger, conversion or consolidation to which the Owner Trustee shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Owner Trustee, shall be the successor of the Owner Trustee hereunder, provided such corporation shall be eligible pursuant to Section 10.01, without the execution or filing of any instrument or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding; provided, further, that the Owner Trustee shall mail notice of such merger or consolidation to the Administrator (and the Administrator will provide notice thereof to each Rating Agency pursuant to Section 1(d) of the Administration Agreement).

SECTION 10.05. Appointment of Co-Trustee or Separate Trustee. Notwithstanding any other provisions of this Agreement, at any time, for the purpose of meeting any legal requirements of any jurisdiction in which any part of the Owner Trust Estate or any Financed Vehicle may at the time be located, the Administrator and the Owner Trustee acting jointly shall have the power and shall execute and deliver all instruments to appoint one or more Persons approved by the Owner Trustee to act as co-trustee, jointly with the Owner Trustee, or separate trustee or separate trustees, of all or any part of the Owner Trust Estate, and to vest in such Person, in such capacity, such title to the Issuer, or any part thereof, and, subject to the other provisions of this Section, such powers, duties, obligations, rights and trusts as the Administrator and the Owner Trustee may consider necessary or desirable. If the Administrator shall not have joined in such appointment within 25 days after the receipt by it of a request so to do, the Owner Trustee alone shall have the power to make such appointment. No co-trustee or separate trustee under this Agreement shall be required to meet the terms of eligibility as a trustee pursuant to Section 10.01 and no notice of the appointment of any co-trustee or separate trustee shall be required pursuant to Section 10.03.

Each separate trustee and co-trustee shall, to the extent permitted by law, be appointed and act subject to the following provision and conditions:

(i)   all rights, powers, duties and obligations conferred or imposed upon the Owner Trustee shall be conferred upon and exercised or performed by the Owner Trustee and such separate trustee or co-trustee jointly (it being understood that such separate trustee or co-trustee is not authorized to act separately without the Owner Trustee joining in such act), except to the extent that under any law of any jurisdiction in which any particular act or acts are to be performed, the Owner Trustee shall be incompetent or unqualified to perform such act or acts, in which event such rights, powers, duties, and obligations (including the holding of title to the Issuer or any portion thereof in any such jurisdiction) shall be exercised and performed singly by such separate trustee or co-trustee, but solely at the direction of the Owner Trustee;

(ii)   no trustee under this Agreement shall be personally liable by reason of any act or omission of any other trustee under this Agreement; and

(iii)   the Administrator and the Owner Trustee acting jointly may at any time accept the resignation of or remove any separate trustee or co-trustee.

Any notice, request or other writing given to the Owner Trustee shall be deemed to have been given to each of the then separate trustees and co-trustees, as if given to each of them. Each separate trustee and co-trustee, upon its acceptance of the powers and duties conferred thereto under this Agreement, shall be vested with the estates or property specified in its instrument of appointment, either jointly with the Owner Trustee or separately, as may be provided therein, subject to all the provisions of this Agreement, specifically including every provision of this Agreement relating to the conduct of, affecting the liability of, or affording protection to, the Owner Trustee. Each such instrument shall be filed with the Owner Trustee and a copy thereof given to the Administrator.

Any separate trustee or co-trustee may at any time appoint the Owner Trustee as its agent or attorney-in-fact with full power and authority, to the extent not prohibited by law, to do any lawful act under or in respect, of this Agreement on its behalf and in its name. If any separate trustee or co-trustee shall die, become incapable of acting, resign or be removed, all of its estates, properties, rights, remedies and trusts shall vest in and be exercised by the Owner Trustee, to the extent permitted by law, without the appointment of a new or successor trustee.

ARTICLE XI

MISCELLANEOUS

SECTION 11.01. Supplements and Amendments.

(a)   Any term or provision of this Agreement may be amended by the Depositor and the Owner Trustee, without the consent of the Indenture Trustee, any Noteholder, [the [Swap Counterparty][Cap Provider],] the Issuer or any other Person subject to the satisfaction of one of the following conditions:

(i)   the Depositor delivers an Officer's Certificate or Opinion of Counsel to the Indenture Trustee to the effect that such amendment will not materially and adversely affect the interests of the Noteholders; or

(ii)   the Rating Agency Condition is satisfied with respect to such amendment;

provided, that no amendment shall be effective which affects the rights, protections or duties of the Indenture Trustee without the prior written consent of such Person, (which consent shall not be unreasonably withheld or delayed); provided, further, that the event that any Certificates are then held by anyone other than the Administrator or any of its Affiliates, this Agreement may only be amended by the Depositor and the Owner Trustee if, in addition, (i) the Holders of the Certificates evidencing a majority of the Certificate Balance of the Certificates consent to such amendment or (ii) such amendment shall not, as evidenced by an Officer's Certificate of the Administrator or an Opinion of Counsel delivered to the Owner Trustee, materially and adversely affect the interests of the Certificateholders.

(b)   This Agreement may also be amended by the Depositor and the Owner Trustee for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement or of modifying in any manner the rights of the Noteholders[, the [Swap Counterparty][Cap Provider]] or the Certificateholders with the consent of:

(i)   the Holders of Notes evidencing not less than a majority of the Outstanding Amount of the Notes; and

(ii)   the Holders of the Certificates evidencing a majority of the Certificate Balance.

It will not be necessary for the consent of Noteholders or Certificateholders to approve the particular form of any proposed amendment or consent, but it will be sufficient if such consent approves the substance thereof.

(c)   Promptly after the execution of any such amendment or consent, the Owner Trustee shall furnish written notification of the substance of such amendment or consent to each Certificateholder, the Indenture Trustee and the Administrator. The Administrator will thereafter deliver a copy of such notice to each Rating Agency pursuant to Section 1(d) of the Administration Agreement.

(d)   Prior to the execution of any amendment to this Agreement, the Owner Trustee shall be entitled to receive and rely upon an Opinion of Counsel stating that the execution of such amendment is authorized or permitted by this Agreement. The Owner Trustee may, but shall not be obligated to, enter into any such amendment which adversely affects the Owner Trustee's own rights, duties or immunities under this Agreement.

(Nissan 20[ ]-[ ] Amended & Restated Trust Agreement)

[Notwithstanding the foregoing, the Issuer shall not amend the Agreement in any way that would materially and adversely affect the rights of the [Swap Counterparty][Cap Provider] without the consent of the [Swap Counterparty][Cap Provider]; provided that the [Swap Counterparty's][Cap Provider's] consent to any such amendment shall not be unreasonably withheld, and provided, further that the [Swap Counterparty's][Cap Provider's] consent will be deemed to have been given if the [Swap Counterparty][Cap Provider] does not object in writing within 10 days of receipt of a written request for such consent.]

SECTION 11.02. <u>No Legal Title to Owner Trust Estate in Certificateholders</u>. The Certificateholders shall not have legal title to any part of the Owner Trust Estate. The Certificateholders shall be entitled to receive distributions with respect to their undivided ownership interest therein only in accordance with Articles V and IX. No transfer, by operation of law or otherwise, of any right, title or interest of the Certificateholders to and in their ownership interest in the Owner Trust Estate shall operate to terminate this Agreement or the trusts hereunder or entitle any transferee to an accounting or to the transfer to it of legal title to any part of the Owner Trust Estate.

SECTION 11.03. <u>Limitations on Rights of Others</u>. Except for <u>Section 2.06</u>, the provisions of this Agreement are solely for the benefit of the Owner Trustee, the Depositor, the Certificateholders, the Administrator and, to the extent expressly provided herein the Indenture Trustee[, the [Swap Counterparty][Cap Provider]] and the Noteholders, and nothing in this Agreement (other than <u>Section 2.06</u>), whether express or implied, shall be construed to give to any other Person any legal or equitable right, remedy or claim in the Owner Trust Estate or under or in respect of this Agreement or any covenants, conditions or provisions contained herein.

SECTION 11.04. <u>Notices</u>.

(a) Unless otherwise expressly specified or permitted by the terms hereof, all notices shall be in writing and shall be deemed given upon receipt by the intended recipient or three Business Days after mailing if mailed by certified mail, postage prepaid (except that notice to the Owner Trustee shall be deemed given only upon actual receipt by the Owner Trustee), if to the Owner Trustee, addressed to the Corporate Trust Office; if to the Depositor, addressed to Nissan Auto Receivables Corporation II, One Nissan Way, Franklin, Tennessee 37067, Attention: Treasurer; if to the Issuer, addressed to Nissan Auto Receivables 20[ ]-[ ] Owner Trust, c/o [_____], Attention: Nissan Auto Receivables 20[ ]-[ ] Owner Trust, with a copy to Nissan Motor Acceptance Corporation, One Nissan Way, Franklin, Tennessee 37067, Attention: Treasurer; or, as to each party, at such other address as shall be designated by such party in a written notice to each other party. All notices, requests, reports, consents or other communications deliverable to any Rating Agency hereunder or under any other Basic Document shall be deemed to be delivered if a copy of such notice, request, report, consent or other communication has been posted on any website maintained by or on behalf of NMAC pursuant to a commitment to any Rating Agency relating to the Notes in accordance with 17 C.F.R. 240 17g-5(a)(3).

(b) Any notice required or permitted to be given a Certificateholder shall be given by first-class mail, postage prepaid, at the address of such Holder as shown in the Certificate Register. Any notice so mailed within the time prescribed in this Agreement shall be

(Nissan 20[ ]-[ ] Amended & Restated Trust Agreement)

conclusively presumed to have been duly given, whether or not the Certificateholder receives such notice.

SECTION 11.05. Severability. If any one or more of the covenants, agreements, provisions or terms of this Agreement shall be for any reason whatsoever held invalid or unenforceable in any jurisdiction, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this Agreement and shall in no way affect the validity or enforceability of the other provisions of this Agreement or of the Certificates or the rights of the Holders thereof.

SECTION 11.06. Counterparts. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed to be an original, and all of which shall constitute but one and the same instrument.

SECTION 11.07. Successors and Assigns. All covenants and agreements contained herein shall be binding upon, and inure to the benefit of, the Depositor, the Owner Trustee and its successors and each Certificateholder and its successors and permitted assigns, all as herein provided. Any request, notice, direction, consent, waiver or other instrument or action by a Certificateholder shall bind the successors and assigns of such Certificateholder.

SECTION 11.08. No Petition. The Owner Trustee (not in its individual capacity but solely as Owner Trustee), by entering into this Agreement, hereby covenants and agrees, and each Certificateholder, by accepting a Certificate, and the Indenture Trustee and any Noteholder by accepting the benefits of this Agreement, are thereby deemed to covenant and agree that they will not at any time institute against a Bankruptcy Remote Party, or join in any institution against such Bankruptcy Remote Party, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings, or other proceedings under any federal or state bankruptcy or similar law. This Section 11.08 shall survive the termination of this Agreement or the termination of the Owner Trustee under this Agreement.

SECTION 11.09. No Recourse. Each Certificateholder by accepting an interest in a Certificate acknowledges that such Certificates represent beneficial interests in the Issuer only and do not represent interests in or obligations of the Depositor, NMAC (in any capacity), the Administrator, the Owner Trustee, the Indenture Trustee or any Affiliate thereof and no recourse may be had against such parties or their assets, except as may be expressly set forth or contemplated in the Certificates or the Basic Documents.

(a)   In furtherance of and not in derogation of the foregoing, to the extent the Depositor enters into other securitization transactions, each Certificateholder, by accepting a Certificate, acknowledges and agrees that it shall have no right, title or interest in or to any assets or interests therein of the Depositor conveyed or purported to be conveyed by the Depositor to another securitization trust or other Person or Persons in connection therewith (whether by way of a sale, capital contribution or by virtue of the granting of a lien). To the extent that, notwithstanding the agreements and provisions contained herein, a Certificateholder either (i) asserts an interest or claim to, or benefit from, Other Assets, whether asserted against or through the Depositor or any other Person owned by the Depositor, or (ii) is deemed to have any such interest, claim or benefit in or from Other Assets, whether by operation of law, legal

(Nissan 20[ ]-[ ] Amended & Restated Trust Agreement)

process, pursuant to applicable provisions of insolvency laws or otherwise (including by virtue of Section 1111(b) of the Federal Bankruptcy Code or any successor provision having similar effect under the Bankruptcy Code), and whether deemed asserted against or through the Depositor or any other Person owned by the Depositor, then each Certificateholder, by accepting a Certificate, further acknowledges and agrees that any such interest, claim or benefit in or from Other Assets is and shall be expressly subordinated to the indefeasible payment in full of all obligations and liabilities of the Depositor which, under the terms of the relevant documents relating to the securitization of such Other Assets, are entitled to be paid from, entitled to the benefits of, or otherwise secured by such Other Assets (whether or not any such entitlement or security interest is legally perfected or otherwise entitled to priority of distribution or application under applicable law, including insolvency laws, and whether asserted against Depositor or any other Person owned by the Depositor), including the payment of post-petition interest on such other obligations and liabilities. This subordination agreement shall be deemed a subordination agreement within the meaning of Section 510(a) of the Bankruptcy Code. Each Certificateholder, by acceptance of a Certificate, further acknowledges and agrees that no adequate remedy at law exists for a breach of this paragraph and the terms of this paragraph may be enforced by an action for specific performance. The provisions of this paragraph shall be for the third party benefit of those entitled to rely thereon and shall survive the termination of this Agreement.

SECTION 11.10. Headings. The headings of the various Articles and Sections herein are for convenience of reference only and shall not define or limit any of the terms or provisions hereof.

SECTION 11.11. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REFERENCE TO ITS CONFLICT OF LAW PROVISIONS, AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.

[The remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Trust Agreement to be duly executed by their respective officers hereunto duly authorized, as of the day and year first above written.

NISSAN AUTO RECEIVABLES
CORPORATION II, as Depositor

By:_____
    Name:
    Title:

[_____], not in its individual capacity
but solely as Owner Trustee

By:_____
    Name:
    Title:

(Nissan 20[ ]-[ ] Amended & Restated Trust Agreement)

(FORM OF CERTIFICATE)

THIS CERTIFICATE IS NON-TRANSFERABLE OTHER THAN AS SET FORTH HEREIN AND IN THE TRUST AGREEMENT (DEFINED BELOW).

THIS CERTIFICATE DOES NOT CONSTITUTE AN OBLIGATION OF OR AN INTEREST IN THE DEPOSITOR, THE OWNER TRUSTEE, THE SERVICER, THE ADMINISTRATOR, NMAC, NARC II, NISSAN NORTH AMERICA, INC. OR ANY OF THEIR RESPECTIVE AFFILIATES, AND WILL NOT BE INSURED OR GUARANTEED BY ANY SUCH ENTITY OR BY ANY GOVERNMENTAL AGENCY.

THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR ANY OTHER APPLICABLE SECURITIES OR "BLUE SKY" LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE RESOLD, ASSIGNED, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR ANY OTHER APPLICABLE SECURITIES OR "BLUE SKY" LAWS, PURSUANT TO AN EXEMPTION THEREFROM OR IN A TRANSACTION NOT SUBJECT THERETO. THE HOLDER HEREOF, BY PURCHASING THIS CERTIFICATE, AGREES THAT THIS CERTIFICATE MAY BE RESOLD, ASSIGNED, PLEDGED OR TRANSFERRED ONLY (A) TO A UNITED STATES PERSON WITHIN THE MEANING OF SECTION 7701(a)(30) OF THE CODE, AND (B) (i) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (II) IN A TRANSACTION EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND OTHER SECURITIES OR "BLUE SKY" LAWS. IN SUCH CASE THE OWNER TRUSTEE SHALL REQUIRE (I) THAT THE PROSPECTIVE TRANSFEREE CERTIFY TO THE OWNER TRUSTEE AND THE DEPOSITOR IN WRITING THE FACTS SURROUNDING SUCH TRANSFER, WHICH CERTIFICATION SHALL BE IN FORM AND SUBSTANCE SATISFACTORY TO THE OWNER TRUSTEE AND (II) IF REQUESTED BY THE OWNER TRUSTEE, A WRITTEN OPINION OF COUNSEL (WHICH SHALL NOT BE AT THE EXPENSE OF THE OWNER TRUSTEE OR THE DEPOSITOR) SATISFACTORY TO THE OWNER TRUSTEE AND THE DEPOSITOR, TO THE EFFECT THAT SUCH TRANSFER WILL NOT VIOLATE THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES OR "BLUE SKY" LAWS OF ANY STATE OR JURISDICTION. ANY ATTEMPTED TRANSFER IN CONTRAVENTION OF THE IMMEDIATELY PRECEDING RESTRICTIONS WILL BE VOID AB INITIO AND THE PURPORTED TRANSFEROR WILL CONTINUE TO BE TREATED AS THE OWNER OF THE CERTIFICATE FOR ALL PURPOSES.

NO CERTIFICATE OR INTEREST THEREIN MAY BE ACQUIRED BY OR FOR THE ACCOUNT OF (I) AN "EMPLOYEE BENEFIT PLAN" AS DEFINED IN SECTION 3(3) OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), WHICH IS SUBJECT TO THE PROVISIONS OF TITLE I OF ERISA, (II) A "PLAN" DESCRIBED IN AND SUBJECT TO SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), (III) ANY ENTITY WHOSE

UNDERLYING ASSETS INCLUDE PLAN ASSETS BY REASON OF AN EMPLOYEE BENEFIT PLAN'S OR A PLAN'S INVESTMENT IN THE ENTITY OR (IV) ANY OTHER EMPLOYEE BENEFIT PLAN OR ARRANGEMENT THAT IS SUBJECT TO A LAW THAT IS SIMILAR TO THE FIDUCIARY RESPONSIBILITY OR PROHIBITED TRANSACTION PROVISIONS OF ERISA OR SECTION 4975 OF THE CODE (EACH, A "BENEFIT PLAN INVESTOR"). BY ACCEPTING AND HOLDING A CERTIFICATE (OR INTEREST THEREIN), THE HOLDER THEREOF SHALL BE DEEMED TO HAVE REPRESENTED AND WARRANTED THAT IT IS NOT A BENEFIT PLAN INVESTOR.

NUMBER $_____
R-_____

NISSAN AUTO RECEIVABLES 20[   ]-[   ] OWNER TRUST

ASSET BACKED CERTIFICATE

Evidencing a fractional undivided ownership interest in the Issuer, as defined below, the property of which includes a pool of retail installment sale contracts secured by new, near-new and used automobiles and light-duty trucks and sold to the Issuer by Nissan Auto Receivables Corporation II ("NARC II").

(This Certificate does not represent an interest in or obligation of NARC II, Nissan Motor Acceptance Corporation ("NMAC"), Nissan North America, Inc. or any of their respective affiliates, except to the extent described below.)

        THIS CERTIFIES THAT _____ is the registered owner of _____ DOLLARS ($_____), nonassessable, fully-paid, fractional undivided ownership interest in Nissan Auto Receivables 20[   ]-[   ] Owner Trust (the "Trust") formed by NARC II.

        The Issuer was created by the Original Trust Agreement, as amended and restated by the Amended and Restated Trust Agreement dated as of [_____], as amended and supplemented from time to time, (the "Trust Agreement"), between NARC II, as depositor (the "Depositor"), and [_____], as owner trustee (the "Owner Trustee"), a summary of certain of the pertinent provisions of which is set forth below. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Sale and Servicing Agreement, dated as of [_____] (the "Sale and Servicing Agreement"), among the Issuer, the Depositor and NMAC, as servicer (the "Servicer"), as applicable.

        This Certificate is one of the duly authorized Certificates designated as "Asset Backed Certificates" (the "Certificates") issued pursuant to the Trust Agreement. Certain debt instruments evidencing obligations of the Trust have been issued under the Indenture, consisting of [five] classes of Notes designated as "[_____]% Asset Backed Notes, Class A-1," "[_____]% Asset Backed Notes, Class A-2[a]," ["[_____]% Asset Backed Notes, Class A-2b,"] "[_____]% Asset Backed Notes, Class A-3" and "[_____]% Asset Backed Notes, Class A-4" (collectively, the "Notes"). This Certificate is issued under and is subject to the terms, provisions and conditions of the Trust Agreement to which the holder of this Certificate by virtue of the acceptance hereof assents and by which such holder is bound. The property of the Trust includes a pool of retail installment sale contracts secured by new, near-new and used automobiles and light-duty trucks (the "Receivables"), all monies received after the Cut-off Date, security interests in the vehicles financed thereby, certain bank accounts and the proceeds thereof, proceeds from claims on certain insurance policies and certain other rights under the Trust Agreement and the Sale and Servicing Agreement and all proceeds of the foregoing.

A-3   (Nissan 20[   ]-[   ] Amended & Restated Trust Agreement)

Under the Trust Agreement, there will be distributed on the 15th day of each month or, if such 15th day is not a Business Day, the next Business Day, (each, a "Distribution Date"), commencing on [_____] to the person in whose name this Certificate is registered at the close of business on the related Record Date, such Certificateholder's pro rata portion of the amounts to be distributed to Holders of the Certificates on such Distribution Date in respect of amounts distributable to the Certificateholders of the Certificates pursuant to Section 5.06 of the Sale and Servicing Agreement.

The holder of this Certificate acknowledges and agrees that its rights to receive distributions in respect of this Certificate are subordinated to the rights of the Noteholders [and the Swap Counterparty] as described in the Sale and Servicing Agreement and the Indenture.

It is the intent of the Depositor, NMAC and the Certificateholders that, for purposes of federal income tax, state and local income tax, any state single business tax and any other income taxes, the Issuer will be treated as a division or branch of the Person holding the beneficial ownership interests in the Issuer for any period during which the beneficial ownership interests in the Issuer are held by one person (or by multiple owners but each owner is treated as the same Person for federal income tax purposes), and will be treated as a partnership, and the Certificateholders will be treated as partners in that partnership, for any period during which the beneficial ownership interests in the Issuer are held by more than one person (and all such owners are not treated as the same Person for federal income tax purposes). For any such period during which the beneficial ownership interests in the Issuer are held by more than one person, each Certificateholder, by acceptance of a Certificate or any beneficial interest on a Certificate, agrees to treat, and to take no action inconsistent with the treatment of, the Certificates as partnership interests in the Issuer for such tax purposes.

Each Certificateholder, by its acceptance of a Certificate or any beneficial interest in a Certificate, covenants and agrees that such Certificateholder will not at any time institute against the Depositor or the Issuer, or join in any institution against the Depositor or the Issuer of, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings, or other proceedings under any United States, federal or state bankruptcy or similar law in connection with any obligations relating to the Certificates, the Notes, the Trust Agreement or any of the Basic Documents.

Each Certificateholder by accepting a Certificate acknowledges that such Certificateholder's Certificates represent beneficial interests in the Issuer only and do not represent interests in or obligations of Depositor, NMAC, the Administrator, the Owner Trustee, the Indenture Trustee or any Affiliate thereof and no recourse may be had against such parties or their assets, except as expressly set forth or contemplated in the Trust Agreement, the Certificates or the Basic Documents. In furtherance of and not in derogation of the foregoing, each Certificateholder, by accepting a Certificate, acknowledges and agrees that it shall have no right, title or interest in or to any assets or interests therein of the Depositor conveyed or purported to be conveyed by the Depositor to another securitization trust or other Person or Persons in connection therewith (whether by way of a sale, capital contribution or by virtue of the granting of a lien) ("Other Assets"). To the extent that, notwithstanding the agreements and provisions contained herein, a Certificateholder either (i) asserts an interest or claim to, or benefit from, Other Assets, whether asserted against or through the Depositor or any other Person owned

(Nissan 20[ ]-[ ] Amended & Restated Trust Agreement)

by the Depositor, or (ii) is deemed to have any such interest, claim or benefit in or from Other Assets, whether by operation of law, legal process, pursuant to applicable provisions of insolvency laws or otherwise (including by virtue of Section 1111(b) of the Federal Bankruptcy Code or any successor provision having similar effect under the Bankruptcy Code), and whether deemed asserted against or through the Depositor or any other Person owned by the Depositor, then each Certificateholder, by accepting a Certificate, further acknowledges and agrees that any such interest, claim or benefit in or from Other Assets is and shall be expressly subordinated to the indefeasible payment in full of all obligations and liabilities of the Depositor which, under the terms of the relevant documents relating to the securitization of such Other Assets, are entitled to be paid from, entitled to the benefits of, or otherwise secured by such Other Assets (whether or not any such entitlement or security interest is legally perfected or otherwise entitled to priority of distribution or application under applicable law, including insolvency laws, and whether asserted against Depositor or any other Person owned by the Depositor), including the payment of post-petition interest on such other obligations and liabilities. This subordination agreement shall be deemed a subordination agreement within the meaning of Section 510(a) of the Bankruptcy Code. Each Certificateholder, by acceptance of a Certificate, further acknowledges and agrees that no adequate remedy at law exists for a breach of this paragraph and the terms of this paragraph may be enforced by an action for specific performance. The provisions of this paragraph shall be for the third party benefit of those entitled to rely thereon and shall survive the termination of the Trust Agreement.

Distributions on this Certificate will be made as provided in the Trust Agreement by the Paying Agent by wire transfer or check mailed to each Certificateholder of record without the presentation or surrender of this Certificate or the making of any notation hereon. Except as otherwise provided in the Trust Agreement and notwithstanding the above, the final distribution on this Certificate will be made after due notice by the Owner Trustee of the pendency of such distribution and only upon presentation and surrender of this Certificate at the office or agency of the Paying Agent maintained for the purpose by the Owner Trustee.

Reference is hereby made to the further provisions of this Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon shall have been executed by an authorized officer of the Owner Trustee or an authenticating agent, by manual or facsimile signature, this Certificate shall not entitle the holder hereof to any benefit under the Trust Agreement or the Sale and Servicing Agreement or be valid for any purpose.

THIS CERTIFICATE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REFERENCE TO ITS CONFLICT OF LAW PROVISIONS, AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.

IN WITNESS WHEREOF, the Owner Trustee, on behalf of the Issuer and not in its individual capacity, has caused this Certificate to be duly executed.


NISSAN AUTO RECEIVABLES 20[   ]-[   ] OWNER TRUST

By: [_____], not in its individual capacity but solely as Owner Trustee


Dated: _____   By:_____

Authorized Signatory

OWNER TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This is one of the Certificates referred to in the within-mentioned Trust Agreement.

[_____], not in its individual capacity but solely as Owner Trustee

By: _____
    Authorized Signatory

(REVERSE OF CERTIFICATE)

The Certificates do not represent an obligation of, or an interest in, the Owner Trustee, NMAC, NARC II, Nissan North America, Inc. or any of their Affiliates and no recourse may be had against such parties or their assets, except as may be expressly set forth or contemplated herein or in the Trust Agreement or the Basic Documents. In addition, this Certificate is not guaranteed by any governmental agency or instrumentality and is limited in right of payment to certain collections with respect to the Receivables (and certain other amounts), all as more specifically set forth in the Trust Agreement and in the Sale and Servicing Agreement. A copy of each of the Sale and Servicing Agreement and the Trust Agreement may be examined during normal business hours at the principal office of the Depositor, and at such other places, if any, designated by the Depositor, by any Certificateholder upon written request.

The Trust Agreement may be amended by the parties thereto, without the consent of any other Person in the manner set forth in Section 11.01 of the Trust Agreement.

As provided in the Trust Agreement, and subject to certain limitations therein set forth, the transfer of this Certificate is registerable in the Certificate Register upon surrender of this Certificate for registration of transfer at the offices or agencies of the Certificate Registrar maintained by the Owner Trustee, accompanied by a written instrument of transfer in form satisfactory to the Owner Trustee and the Certificate Registrar duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Certificates of authorized denominations evidencing the same aggregate interest in the Issuer will be issued to the designated transferee or transferees. The initial Certificate Registrar appointed under the Trust Agreement is [_____], [_____].

The Certificates are issuable only as registered Certificates without coupons in denominations of $25,000 and in integral multiples of $4,000 in excess thereto. As provided in the Trust Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of authorized denominations evidencing the same aggregate denomination as requested by the holder surrendering the same. No service charge will be made for any such registration of transfer or exchange, but the Owner Trustee or the Certificate Registrar may require payment of a sum sufficient to cover any tax or governmental charge payable in connection therewith.

The Owner Trustee, the Certificate Registrar and any agent of the Owner Trustee or the Certificate Registrar may treat the person in whose name this Certificate is registered as the owner hereof for all purposes and none of the Owner Trustee, the Certificate Registrar or any such agent shall be affected by any notice to the contrary.

The obligations and responsibilities created by the Trust Agreement and the Issuer created thereby shall terminate upon the earliest of (i) the maturity or other liquidation of the last Receivable (or other asset) in the Owner Trust Estate and the final distribution of all moneys or other property or proceeds of the Owner Trust Estate in accordance with the terms of the Trust Agreement, the Indenture and the Sale and Servicing Agreement (including, but not limited to, any property and proceeds to be deposited in the Collection Account pursuant to the terms of the Sale and Servicing Agreement or to be released by the Indenture Trustee from the Lien of the

(Nissan 20[   ]-[ ] Amended & Restated Trust Agreement)

Indenture pursuant to the terms of the Indenture, and (ii) the election by NMAC, as servicer of the Receivables under the Sale and Servicing Agreement, or any successor servicer, to purchase the Collateral (other than the Reserve Account pursuant to Section 9.01 of the Sale and Servicing Agreement and the payment or distribution to all Securityholders [and the Swap Counterparty] of all amounts required to be paid to them under the Indenture and the Trust Agreement; provided, however, such right of purchase by the servicer is exercisable only after the last day of the Collection Period as of which the Pool Balance is less than or equal to [5]% of the Original Pool Balance.

(Nissan 20[   ]-[ ] Amended & Restated Trust Agreement)

ASSIGNMENT

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers unto

PLEASE INSERT SOCIAL SECURITY
OR OTHER IDENTIFYING NUMBER
OF ASSIGNEE

_____

(Please print or type name and address, including postal zip code, of assignee)

_____

the within Certificate, and all rights thereunder, hereby irrevocably constituting and appointing

_____ Attorney to
transfer said Certificate on the books of the Certificate Registrar, with full power of substitution in the premises.

Dated:_____

_____ */
Signature Guaranteed:

_____ */

*/   NOTICE: The signature to this assignment must correspond with the name as it appears upon the face of the within Certificate in every particular, without alteration, enlargement or any change whatever. Such signature must be guaranteed by a member firm of the New York Stock Exchange or a commercial bank or trust company.

FORM OF TRANSFEREE REPRESENTATION LETTER

Nissan Auto Receivables 20[   ]-[   ] Owner Trust
[_____],
not in its individual capacity but solely as Owner Trustee
[_____]
[_____]
[_____]
Attention: Nissan Auto Receivables 20[   ]-[   ] Owner Trust

[_____],
as Certificate Registrar
[_____]
[_____]
[_____]
Attention: Nissan Auto Receivables 20[   ]-[   ] Owner Trust

Attention: Corporate Trust Services — Nissan Auto Receivables 20[   ]-[   ] Owner Trust

Re: Transfer of Nissan Auto Receivables 20[   ]-[   ] Owner Trust Certificates, (the "Certificates")

Ladies and Gentlemen:

This letter is delivered pursuant to Section 3.03 of the Amended and Restated Trust Agreement, dated as of [_____] (the "Trust Agreement"), between Nissan Auto Receivables Corporation II, as Depositor, and [_____], as Owner Trustee (the "Owner Trustee"), in connection with the transfer by _____ (the "Seller") to the undersigned (the "Purchaser") of $_____ balance of the Certificates. Capitalized terms used and not otherwise defined herein have the meanings assigned to such terms in the Trust Agreement.

In connection with such transfer, the undersigned hereby represents and warrants to you and the addressees hereof as follows:

I acknowledge that the Certificates have not been and will not be registered under the Securities Act or the securities law of any jurisdiction;

I acknowledge that if in the future I decide to resell, assign, pledge or otherwise transfer any Certificates, such Certificates may be resold, assigned, pledged or transferred only (A) to a United States Person within the meaning of Section 7701(a)(30) of the Code and (B) (i) pursuant to an effective registration statement under the Securities Act or (ii) in a transaction exempt from the registration requirements of the Securities Act and other securities or "Blue Sky" laws;

I am not a Non-U.S. Person (as defined in the Trust Agreement);

No Certificate (or any interest therein) may be acquired by or for the account of (i) an employee benefit plan as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), which is subject to the provisions of Title I of ERISA, (ii) a "plan" described in and subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"), (iii) any entity whose underlying assets include plan assets by reason of an employee benefit plan's or a plan's investment in the entity or (iv) any other employee benefit plan or arrangement that is subject to a law that is similar to the fiduciary responsibility or prohibited transaction provisions of ERISA or Section 4975 of the Code. Each Person who acquires any Certificate or interest therein will certify that the foregoing conditions are satisfied;

I acknowledge that after this transfer (or purported transfer), the Issuer would not have more than 95 direct or indirect beneficial owners of any interest in the Certificates;

This transfer is not effected through an established securities market or secondary market or substantial equivalent thereof within the meaning of Section 7704 of the Code or would make the Issuer ineligible for "safe harbor" treatment under Section 7704 of the Code;

The Certificates (or interests therein) are not acquired by or for the account of a Special Pass-Through Entity (as defined in the Trust Agreement);

If I am acquiring any Certificate (or interest therein) for the account of one or more Persons, (A) I shall provide to the Owner Trustee and the Depositor information as to the number of such Persons and any changes in the number of such Persons and (B) any such change in the number of Persons for whose account a Certificate is held shall require the written consent of the Owner Trustee, which consent shall be granted unless the Owner Trustee determines that such proposed change in number of Persons would create a risk that the Issuer would be classified for federal or any applicable state tax purposes as an association (or a publicly traded partnership) taxable as a corporation;

I understand that the Certificates will bear legends substantially as set forth in Section 3.09 of the Trust Agreement;

No transfer of the Certificates (or any interest therein) is a transfer of a Certificate (or any interest therein) with a Certificate Balance of less than $800,000.00; and

Any attempted transfer that would cause the number of direct or indirect beneficial owners of Certificates in the aggregate to exceed 95 or otherwise cause the Issuer to become a publicly traded partnership for income tax purposes shall be a void transfer.

[Signature appears on next page]

(Nissan 20[   ]-[ ] Amended & Restated Trust Agreement)

IN WITNESS WHEREOF, the Purchaser hereby executes this Transferee Representation Letter on the ___ day of _____.

Very truly yours,

_____,
The Purchaser

By: _____
     Name:
     Title:

(Nissan 20[ ]-[ ] Amended & Restated Trust Agreement)

EXHIBIT C

FORM OF TRANSFEROR REPRESENTATION LETTER

Nissan Auto Receivables 20[   ]-[ ] Owner Trust
[_____],
not in its individual capacity but solely as Owner Trustee
[_____]
[_____]
[_____]
Attention: Nissan Auto Receivables 20[   ]-[ ] Owner Trust

[_____],
as Certificate Registrar
[_____]
[_____]
[_____]
Attention: Nissan Auto Receivables 20[   ]-[ ] Owner Trust

Attention: Corporate Trust Services — Nissan Auto Receivables 20[   ]-[ ] Owner Trust

                Re: Transfer of Nissan Auto Receivables 20[   ]-[   ] Owner Trust Certificates,
                         (the "Certificates")

Ladies and Gentlemen:

        This letter is delivered pursuant to Section 3.03 of the Amended and Restated Trust Agreement, dated as of [_____] (the "Trust Agreement"), between Nissan Auto Receivables Corporation II, as Depositor, and [_____], as Owner Trustee (the "Owner Trustee"), in connection with the transfer by the undersigned (the "Seller") to _____ (the "Purchaser") of $_____ balance of the Certificates. Capitalized terms used and not otherwise defined herein have the meanings ascribed thereto in the Trust Agreement. The Seller hereby certifies, represents and warrants to you, as Certificate Registrar, that:

        1.   The Seller is the lawful owner of the Transferred Certificates with the full right to transfer such Certificates free from any and all claims and encumbrances whatsoever.

        2.   Neither the Seller nor anyone acting on its behalf has (a) offered, transferred, pledged, sold or otherwise disposed of any Transferred Certificate, any interest in any Transferred Certificate or any other similar security to any person in any manner, (b) solicited any offer to buy or accept a transfer, pledge or other disposition of any Transferred Certificate, any interest in any Transferred Certificate or any other similar security from any person in any manner, (c) otherwise approached or negotiated with respect to any Transferred Certificate, any interest in any Transferred Certificate or any other similar security with any

person in any manner, (d) made any general solicitation by means of general advertising or in any other manner, or (e) taken any other action, which (in the case of any of the acts described in clauses (a) through (e) hereof) would constitute a distribution of any Transferred Certificate under the Securities Act of 1933, as amended (the "Securities Act"), or would render the disposition of any Transferred Certificate a violation of Section 5 of the Securities Act or any state securities laws, or would require registration or qualification of any Transferred Certificate pursuant to the Securities Act or any state securities laws.

Very truly yours,

_____

(Seller)

By:_____
Name:_____
Title:_____

OFFICER'S CERTIFICATE

1. I have reviewed the prospectus, dated [●], 20[●], relating to the Nissan Auto Receivables 20[●]-[●] Owner Trust notes (the "securities") and am familiar with, in all material respects, the following: the characteristics of the securitized assets underlying the offering (the "securitized assets"), the structure of the securitization, and all material underlying transaction agreements as described in the prospectus;

2. Based on my knowledge, the prospectus does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading;

3. Based on my knowledge, the prospectus and other information included in the registration statement of which it is a part fairly present, in all material respects, the characteristics of the securitized assets, the structure of the securitization and the risks of ownership of the securities, including the risks relating to the securitized assets that would affect the cash flows available to service payments or distributions on the securities in accordance with their terms; and

4. Based on my knowledge, taking into account all material aspects of the characteristics of the securitized assets, the structure of the securitization, and the related risks as described in the prospectus, there is a reasonable basis to conclude that the securitization is structured to produce, but is not guaranteed by this certification to produce, expected cash flows at times and in amounts to service scheduled payments of interest and the ultimate repayment of principal on the securities (or other scheduled or required distributions on the securities, however denominated) in accordance with their terms as described in the prospectus.

5. The foregoing certifications are given subject to any and all defenses available to me under the federal securities laws, including any and all defenses available to an executive officer that signed the registration statement of which the prospectus referred to in this certification is part.

By: _____

Name: [Chief Executive Officer of the Depositor]
Title: Chief Executive Officer of Nissan Auto
    Receivables Corporation II
Date: [Date of the final prospectus]

INDENTURE

NISSAN AUTO RECEIVABLES 20[   ]-[ ] OWNER TRUST,

as Issuer

and

[_____],

as Indenture Trustee

Dated as of [_____]

(Nissan 20[ ]-[ ] Indenture)

TABLE OF CONTENTS

Page

(Nissan 20[ ]-[ ] Indenture)

713595492 14466653

(Nissan 20[ ]-[ ] Indenture)

TABLE OF CONTENTS
(continued)

Page

(Nissan 20[ ]-[ ] Indenture)

713595492 14466653

(Nissan 20[ ]-[ ] Indenture)

713595492 14466653

TIA Section	Indenture Section
(e)	11.01
(f)	N.A.
(§)315(a)	6.01
(b)	6.05
(c)	N.A.
(d)	6.01(c)
(e)	5.13
(§)316(a)(1) (A)	5.11
(a) (1) (B)	5.12
(a) (2)	N.A.
(b)	5.07
	9.02
	5.13(c),
(c)	N.A.
(§)317(a) (1)	5.04
(a) (2)	5.03(c)
	5.03(d)
	5.04
(b)	3.03
(§)318(a)	11.07

N.A. means not applicable

INDENTURE dated as of [_____] (this "Indenture"), between NISSAN AUTO RECEIVABLES 20[   ]-[ ] OWNER TRUST, a Delaware statutory trust (the "Issuer"), and [_____], a [_____], as trustee and not in its individual capacity (the "Indenture Trustee").

Each party agrees as follows for the benefit of the other party and for the equal and ratable benefit of (i) the Holders of the Issuer's [_____]% Asset Backed Notes, Class A-1 (the "Class A-1 Notes"), [_____]% Asset Backed Notes, Class A-2[a] (the "Class A-2[a] Notes"), [[_____]% Asset Backed Notes, Class A-2b (the "Class A-2b Notes," and together with the Class A-2a Notes, the "Class A-2 Notes"),] [_____]% Asset Backed Notes, Class A-3 (the "Class A-3 Notes"), [_____]% Asset Backed Notes, Class A-4 (the "Class A-4 Notes", and together with the Class A-4a Notes, the "Class A-4 Notes," and collectively with the Class A-1 Notes, the Class A-2 Notes and the Class A-3 Notes, the "Notes")[, and (ii) the [Swap Counterparty][Cap Provider]]:

GRANTING CLAUSE

The Issuer hereby Grants to the Indenture Trustee at the Closing Date, as Indenture Trustee for the benefit of the Holders of the Notes [and the Swap Counterparty] all of the Issuer's right, title and interest, whether now owned or hereafter acquired, in and to the following (collectively, the "Collateral"):

(i)   the Receivables (including all related Receivable Files) and all monies due thereon or paid thereunder or in respect thereof after the Cut-off Date;

(ii)   the Accounts and amounts on deposit in the Accounts;

(iii)   the security interests in the Financed Vehicles granted by the Obligors pursuant to the Receivables and any related property;

(iv)   any proceeds from claims on any physical damage, credit life, credit disability or other insurance policies covering the Financed Vehicles or the Obligors;

(v)   payments in respect of any Dealer Recourse with respect to the Receivables;

(vi)   the Sale and Servicing Agreement, the Purchase Agreement and the Assignment;

(vii)   the right of the Issuer to realize upon any property (including the right to receive future Net Liquidation Proceeds) that shall have secured a Receivable;

(viii)   rebates of premiums and other amounts relating to insurance policies and other items financed under the Receivables in effect as of the Cut-off Date;

(ix)   [the rights of the Issuer under the Interest Rate [Swap][Cap] Agreement(s);]

(x)   all other assets comprising the Owner Trust Estate; and

(xi)   all proceeds of the foregoing.

1

The foregoing Grant is made in trust to secure the payment of principal of and interest on, and any other amounts owing in respect of, the Notes, equally and ratably without prejudice, priority or distinction, [to secure payments of amounts payable by the Issuer to the Swap Counterparty under the Interest Rate Swap Agreement(s),] and to secure compliance with the provisions of this Indenture, and subject to the subordinate claims thereon of the Holders of the Certificates, all as provided in this Indenture.

The Indenture Trustee, as Indenture Trustee on behalf of the Holders of the Notes [and the Swap Counterparty], acknowledges such Grant, accepts the trusts under this Indenture in accordance with the provisions of this Indenture and agrees to perform its duties required in this Indenture to the best of its ability to the end that the interests of the Holders of the Notes may be adequately and effectively protected.

ARTICLE I
Definitions and Incorporation by Reference

SECTION 1.01 Definitions. Except as otherwise specified herein or if the context may otherwise require, capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Sale and Servicing Agreement, dated as of the date hereof (the "Sale and Servicing Agreement"), by and among Nissan Auto Receivables Corporation II, as seller, Nissan Motor Acceptance Corporation, as servicer, and the Issuer.

SECTION 1.02 Usage of Terms. With respect to all terms in this Indenture, the singular includes the plural and the plural the singular; words importing any gender include the other genders; references to "writing" include printing, typing, lithography and other means of reproducing words in a visible form; references to agreements and other contractual instruments include all subsequent amendments, amendments and restatements and supplements thereto or changes therein entered into in accordance with their respective terms and not prohibited by this Indenture; references to Persons include their permitted successors and assigns; references to laws include their amendments and supplements, the rules and regulations thereunder and any successors thereto; and the term "including" means "including without limitation."

SECTION 1.03 Incorporation by Reference of Trust Indenture Act. Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture. The following TIA terms used in this Indenture have the following meanings:

"Commission" means the Securities and Exchange Commission.

"indenture securities" means the Notes.

"indenture security holder" means a Noteholder.

"indenture to be qualified" means this Indenture.

"indenture trustee" or "institutional trustee" means the Indenture Trustee.

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"obligor" on the indenture securities means the Issuer and any other obligor on the indenture securities.

All other TIA terms used in this Indenture that are defined in the TIA, defined in the TIA by reference to another statute or defined by Commission rule have the meanings so assigned to them.

ARTICLE II
The Notes

SECTION 2.01 Form. The Class A-1 Notes, the Class A-2[a] Notes, [the Class A-2b Notes,] the Class A-3 Notes and the Class A-4 Notes, in each case, together with the Indenture Trustee's certificate of authentication, shall be in substantially the form set forth as Exhibit A, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may, consistently herewith, be determined by the officers executing such Notes, as evidenced by their execution thereof. Any portion of the text of any Note may be set forth on the reverse thereof, with an appropriate reference thereto on the face of the Note.

The Definitive Notes shall be typewritten, printed, lithographed or engraved or produced by any combination of these methods (with or without steel engraved borders), all as determined by the officers executing such Notes, as evidenced by their execution of such Notes.

Each Note shall be dated the date of its authentication. The terms of the Notes set forth in Exhibit A are part of the terms of this Indenture.

SECTION 2.02 Execution, Authentication and Delivery. The Notes shall be executed on behalf of the Issuer by any of its Authorized Officers. The signature of any such Authorized Officer on the Notes may be manual or facsimile. Notes bearing the manual or facsimile signature of individuals who were at any time Authorized Officers of the Issuer shall bind the Issuer, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Notes or did not hold such offices at the date of such Notes. The Indenture Trustee shall upon Issuer Order authenticate and deliver the Class A-1 Notes for original issue in an aggregate principal amount of $[_____], the Class A-2[a] Notes for original issue in an aggregate principal amount of $[_____], [the Class A-2b Notes for original issue in an aggregate principal amount of $[_____],] the Class A-3 Notes for original issue in an aggregate principal amount of $[_____], and the Class A-4 Notes for original issue in an aggregate principal amount of $[_____]. The aggregate principal amount of the Class A-1 Notes, the Class A-2 Notes, the Class A-3 Notes and the Class A-4 Notes outstanding at any time may not exceed such respective amounts except as provided in Section 2.05. The Notes shall be issuable as registered Notes in minimum denominations of $25,000 and any integral multiple of $1,000 in excess thereof; provided that any Retained Notes shall be issued as Definitive Notes and the holder of such Retained Notes shall be a Note Owner and a Noteholder for all purposes of this Indenture. Each Note shall be dated the date of its authentication.

No Note shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose, unless there appears on such Note a certificate of authentication substantially in the form included in Exhibit A, as the case may be, executed by the Indenture Trustee by the manual or facsimile signature of one of its authorized signatories, and such certificate upon any Note shall be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered hereunder.

SECTION 2.03 Temporary Notes. Pending the preparation of Definitive Notes, the Issuer may execute, and upon receipt of an Issuer Order the Indenture Trustee shall authenticate and deliver, temporary Notes that are printed, lithographed, typewritten, mimeographed or otherwise produced, of the tenor of the Definitive Notes in lieu of which they are issued and with such variations not inconsistent with the terms of this Indenture as the officers executing such Notes may determine, as evidenced by their execution of such Notes. If temporary Notes are issued, the Issuer will cause Definitive Notes to be prepared without unreasonable delay. After the preparation of Definitive Notes, the temporary Notes shall be exchangeable for Definitive Notes upon surrender of the temporary Notes at the office or agency of the Issuer to be maintained as provided in Section 3.02, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Notes of any Class, the Issuer shall execute, and the Indenture Trustee shall authenticate and deliver in exchange therefor, a like principal amount of Definitive Notes of such Class of authorized denominations. Until so exchanged, the temporary Notes shall in all respects be entitled to the same benefits under this Indenture as Definitive Notes.

SECTION 2.04 Registration; Registration of Transfer and Exchange.

(a)   The Note Registrar shall maintain a Note Register in which, subject to such reasonable regulations as it may prescribe, the Note Registrar shall provide for the registration of Notes and transfers and exchanges of Notes as provided in this Indenture. The Indenture Trustee is hereby initially appointed Note Registrar for the purpose of registering Notes and transfers and exchanges of Notes as provided in this Indenture. In the event that, subsequent to the Closing Date, the Indenture Trustee notifies the Issuer that it is unable to act as Note Registrar, the Issuer shall appoint another bank or trust company, having an office or agency located in [_____], agreeing to act in accordance with the provisions of this Indenture applicable to it, and otherwise acceptable to the Indenture Trustee, to act as successor Note Registrar under this Indenture.

If a Person other than the Indenture Trustee is appointed by the Issuer as Note Registrar, the Issuer will give the Indenture Trustee prompt written notice of the appointment of such Note Registrar and of the location, and any change in the location, of the Note Register, and the Indenture Trustee shall have the right to inspect the Note Register at all reasonable times and to obtain copies thereof, and the Indenture Trustee shall have the right to rely upon a certificate executed on behalf of the Note Registrar by an Executive Officer thereof as to the names and addresses of the Holders of the Notes and the principal amounts and number of such Notes.

(b)   Upon the proper surrender for registration of transfer of any Note at the office or agency of the Issuer to be maintained as provided in Section 3.02, the Issuer shall execute, and the Indenture Trustee shall authenticate in the name of the designated transferee or transferees, one or more new Notes of the same Class in authorized denominations of a like aggregate principal amount.

(c)   At the option of the Holder, Notes may be exchanged for other Notes of the same Class in any authorized denominations, of a like aggregate principal amount, upon surrender of the Notes to be exchanged at such office or agency. Whenever any Notes are so surrendered for exchange, the Issuer shall execute, and the Indenture Trustee shall authenticate and the Noteholder shall obtain from the Indenture Trustee, the Notes which the Noteholder making the exchange is entitled to receive. Every Note presented or surrendered for registration of transfer or exchange shall be accompanied by a written instrument of transfer in form satisfactory to the Indenture Trustee and the Note Registrar duly executed by the Holder thereof or his attorney duly authorized in writing.

(d)   No service charge shall be made for any registration of transfer or exchange of Notes, but the Indenture Trustee may require payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer or exchange of Notes.

(e)   All Notes surrendered for registration of transfer or exchange shall be canceled and subsequently destroyed by the Indenture Trustee.

(f)   By acquiring a Note (or any interest therein), each Note Owner will be deemed to represent, warrant and covenant that either (i) it is not, and is not acquiring or holding the Note (or any interest therein) for, on behalf of or with the assets of a Benefit Plan or any other employee benefit plan or arrangement that is subject to Similar Law; or (ii) the acquisition, holding and disposition of the Note (or any interest therein) does not and will not give rise to a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Code or any Similar Law. Each purchaser and transferee acknowledges and agrees that the Notes are not eligible for purchase by Benefit Plans at any time that the ratings on the Notes are below investment grade.

(g)   The Retained Notes, if any (or interests therein), will not be transferred (other than to a Person specified in the definition of Retained Notes) unless a written opinion of counsel, which counsel and opinion shall be acceptable to the Indenture Trustee, is delivered to the Indenture Trustee to the effect that, for federal income tax purposes, such Notes after such transfer will be treated as debt and, if there are other Notes of the same Class as such transferred Notes which are not Retained Notes prior to such transfer, for such purposes such Notes will be fungible with such other Notes of the same Class; provided, however, that fungibility need not take into account whether Notes are, or are not, Definitive Notes.

SECTION 2.05 Mutilated, Destroyed, Lost or Stolen Notes. If (i) any mutilated Note is surrendered to the Indenture Trustee, or the Indenture Trustee receives evidence to its satisfaction of the destruction, loss or theft of any Note, and (ii) there is delivered to the Indenture Trustee such security or indemnity as may be required by it to hold the Issuer and the Indenture Trustee harmless, then, in the absence of notice to the Issuer, the Note Registrar or the Indenture Trustee that such Note has been acquired by a protected purchaser, the Issuer shall execute, and upon its request the Indenture Trustee shall authenticate and deliver, in exchange for or in lieu of any such mutilated, destroyed, lost or stolen Note, a replacement Note of the same Class. In connection with the issuance of any new Note under this Section 2.05, the Issuer may require payment by the Holder of such Note of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto.

If, after the delivery of such replacement Note or payment of a destroyed, lost or stolen Note, a protected purchaser of the original Note in lieu of which such replacement Note was issued presents for payment such original Note, the Issuer and the Indenture Trustee shall be entitled to recover such replacement Note (or such payment) from the Person to whom it was delivered or any Person taking such replacement Note from such Person to whom such replacement Note was delivered or any assignee of such Person, except a protected purchaser, and shall be entitled to recover upon the security or indemnity provided therefor to the extent of any loss, damage, cost or expense incurred by the Issuer or the Indenture Trustee in connection therewith.

Every replacement Note issued pursuant to this Section 2.05 in replacement of any mutilated, destroyed, lost or stolen Note shall constitute an original additional contractual obligation of the Issuer, whether or not the mutilated, destroyed, lost or stolen Note shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Notes of the same Class duly issued hereunder.

The provisions of this Section 2.05 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes.

SECTION 2.06 Persons Deemed Owners. Prior to due presentment for registration of transfer of any Note, the Issuer, the Indenture Trustee and any agent of the Issuer or the Indenture Trustee may treat the Person in whose name any Note is registered (as of the day of determination) as the owner of such Note for the purpose of receiving payments of principal of and interest, if any, on such Note and for all other purposes whatsoever, and none of the Issuer, the Indenture Trustee or any agent of the Issuer or the Indenture Trustee shall be affected by notice to the contrary.

SECTION 2.07 Payments of Principal and Interest.

(a)   The Class A-1 Notes, the Class A-2[a] Notes, [the Class A-2b Notes,] the Class A-3 Notes and the Class A-4 Notes shall accrue interest during each Interest Period at the Class A-1 Interest Rate, the Class A-2[a] Interest Rate, [the Class A-2b Interest Rate,] the Class A-3 Interest Rate and the Class A-4 Interest Rate, respectively, and such interest shall be payable on each related Distribution Date as specified in the applicable Note by applying amounts available pursuant to Section 5.06 of the Sale and Servicing Agreement and Section 3.01 of this Indenture. Any installment of interest or principal payable on any Note that is punctually paid or duly provided for by the Issuer on the applicable Distribution Date shall be paid to the Person in whose name such Note (or one or more Predecessor Notes) is registered on the Record Date by wire transfer in immediately available funds to the account designated by such nominee, except for the final installment of principal payable with respect to such Note on a Distribution Date or on the applicable Final Scheduled Distribution Date, which shall be payable as provided below.

(b)   The principal of each Note shall be payable in installments on each Distribution Date by applying amounts available pursuant to Section 5.06 of the Sale and Servicing Agreement. Notwithstanding the foregoing, the entire unpaid principal amount of the Notes shall be due and payable, if not previously paid, on the earlier of (i) from and after the date on which the Notes have been declared to be immediately due and payable in the manner provided in Section 5.02 in connection with an Event of Default and (ii) with respect to any Class of Notes, on the Final Scheduled Payment Date or the Redemption Date for that Class. All principal payments on each Class of Notes shall be made pro rata to the Noteholders of such Class entitled thereto. The Indenture Trustee shall notify the Person in whose name a Note is registered at the close of business on the Record Date preceding the Distribution Date on which the final installment of principal of and interest on such Note will be paid. Such notice shall be mailed or transmitted by facsimile not less than 10 nor more than 30 days prior to such final Distribution Date, shall specify that such final installment will be payable only upon presentation and surrender of such Note and shall specify the place where such Note may be presented and surrendered for payment of such installment.

SECTION 2.08 Cancellation. All Notes surrendered for payment, registration of transfer or exchange shall, if surrendered to any Person other than the Indenture Trustee, be delivered to the Indenture Trustee and shall be promptly canceled by the Indenture Trustee. The Issuer may at any time deliver to the Indenture Trustee for cancellation any Notes previously authenticated and delivered hereunder which the Issuer may have acquired in any manner whatsoever, and all Notes so delivered shall be promptly canceled by the Indenture Trustee. No Notes shall be authenticated in lieu of or in exchange for any Notes canceled as provided in this Section, except as expressly permitted by this Indenture. All canceled Notes may be held or disposed of by the Indenture Trustee in accordance with its standard retention or disposal policy as in effect at the time unless the Issuer shall direct by an Issuer Order that they be destroyed or returned to it; provided, that such Issuer Order is timely and the Notes have not been previously disposed of by the Indenture Trustee.

SECTION 2.09 Release of Collateral. Subject to Sections 8.05 and 11.01 and the terms of the Basic Documents, the Indenture Trustee shall release property from the lien of this Indenture only upon receipt of an Officer's Certificate, an Opinion of Counsel and Independent Certificates in accordance with TIA Sections 314(c) and 314(d)(l) or an Opinion of Counsel in lieu of such Independent Certificates to the effect that the TIA does not require any such Independent Certificates.

SECTION 2.10 Book-Entry Notes. The Notes (other than any Retained Notes), upon original issuance, will be issued in the form of typewritten Notes representing the Book-Entry Notes, to be delivered to The Depository Trust Company, the initial Clearing Agency, or a custodian therefor, by, or on behalf of, the Issuer. The Book-Entry Notes shall be registered initially on the Note Register in the name of Cede & Co., the nominee of the initial Clearing Agency, and no Note Owner thereof will receive a Definitive Note representing such Note Owner's interest in such Note (other than in the case of any Retained Notes), except as provided in Section 2.12. Except for any Retained Notes, and, otherwise, unless and until definitive, fully registered Notes (the "Definitive Notes") have been issued to such Note Owners pursuant to Section 2.12:

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(a)   the provisions of this Section shall be in full force and effect;

(b)   the Note Registrar and the Indenture Trustee shall be entitled to deal with the Clearing Agency for all purposes of this Indenture (including the payment of principal of and interest on the Notes and the giving of instructions or directions hereunder) as the authorized representative of the Note Owners;

(c)   to the extent that the provisions of this Section conflict with any other provisions of this Indenture, the provisions of this Section shall control;

(d)   the rights of Note Owners shall be exercised only through the Clearing Agency and shall be limited to those established by law and agreements between such Note Owners and the Clearing Agency and/or the Clearing Agency Participants pursuant to the Note Depository Agreement. Unless and until Definitive Notes are issued pursuant to Section 2.12, the initial Clearing Agency will make book-entry transfers among the Clearing Agency Participants and receive and transmit payments of principal of and interest on the Notes to such Clearing Agency Participants; and

(e)   whenever this Indenture requires or permits actions to be taken based upon instructions or directions of Holders of Notes evidencing a specified percentage of the Outstanding Amount of the Notes or of the Notes of any Class, the Clearing Agency shall be deemed to represent such percentage only to the extent that it has received instructions to such effect from Note Owners and/or Clearing Agency Participants owning or representing, respectively, such required percentage of the beneficial interest in the Notes and has delivered such instructions to the Indenture Trustee.

SECTION 2.11 Notices to Clearing Agency. Whenever a notice or other communication to the Noteholders is required under this Indenture, unless and until Definitive Notes shall have been issued to such Note Owners pursuant to Section 2.12, and except with respect to notices and communications to any Holders of Retained Notes, the Indenture Trustee shall give all such notices and communications specified herein to be given to Holders of the Notes to the Clearing Agency and shall be deemed to have been given as of the date of delivery to the Clearing Agency.

SECTION 2.12 Definitive Notes. Except for any Retained Notes (which shall be originally issued as Definitive Notes), if (i) the Seller, the Owner Trustee or the Administrator advises the Indenture Trustee in writing that the Clearing Agency is no longer willing or able to properly discharge its responsibilities with respect to the Book-Entry Notes and the Seller, the Owner Trustee or the Administrator are unable to locate a qualified successor (and if the Administrator has made such determination, the Administrator has given written notice thereof to the Indenture Trustee), (ii) the Seller, the Indenture Trustee or the Administrator, at its option and to the extent permitted by law, advises each other such party in writing that it elects to terminate the book-entry system through the Clearing Agency, or (iii) after the occurrence of an Event of Default or a Servicer Default, Note Owners representing beneficial interests aggregating a majority of the Outstanding Amount of the Notes of all Classes advise the Indenture Trustee and the Clearing Agency in writing that the continuation of a book-entry system through the Clearing Agency or a successor thereto is no longer in the best interests of

8   (Nissan 20[   ]-[   ] Indenture)

the Note Owners acting together as a single Class, then the Clearing Agency shall notify all Note Owners and the Indenture Trustee of the occurrence of such event and of the availability of Definitive Notes to Note Owners requesting the same. Upon surrender to the Indenture Trustee of the typewritten Notes representing the Book-Entry Notes by the Clearing Agency, accompanied by registration instructions, the Issuer shall execute and the Indenture Trustee shall authenticate the Definitive Notes in accordance with the instructions of the Clearing Agency. None of the Issuer, the Note Registrar or the Indenture Trustee shall be liable for any delay in delivery of such instructions and may conclusively rely on, and shall be protected in relying on, such instructions. Upon the issuance of Definitive Notes, the Indenture Trustee shall recognize the Holders of the Definitive Notes as Noteholders. The Indenture Trustee, Issuer and Administrator shall not be liable for any inability to locate a qualified successor Clearing Agency. From and after the date of issuance of Definitive Notes, all notices to be given to Noteholders will be mailed thereto at their addresses of record in the Note Register as of the relevant Record Date. Such notices will be deemed to have been given as of the date of mailing. Interest and principal payments on the Definitive Notes on each Distribution Date will be made to the holders in whose names the related Definitive Notes, as applicable, were registered at the close of business on the related Record Date. Payments will be made by check mailed to the address of such holders as they appear on the Note Register, except that a Noteholder having original denominations aggregating at least $1 million may request payment by wire transfer of funds pursuant to written instructions delivered to the Indenture Trustee at least five Business Days prior to the Distribution Date. The final payment on any Definitive Notes will be made only upon presentation and surrender of the Definitive Notes at the office or agency specified in the notice of final payment to Noteholders. From and after the Closing Date, the Holder of a Definitive Note (other than any Retained Note) and the Issuer may elect for such Note to be issued in the form of a Book-Entry Note provided the Clearing Agency is then willing and able to discharge its responsibilities with respect to the Book Entry Notes. In connection with such election, the Issuer and the Indenture Trustee shall upon Issuer Order execute, authenticate and deliver the Book-Entry Note and documents related thereto in accordance with the terms hereof and the Issuer Order.

SECTION 2.13 <u>Tax Treatment</u>. (a) The Issuer has entered into this Indenture, and the Notes (other than the Retained Notes, if any) will be issued, with the intention that, for federal, state and local income, single business and franchise tax purposes, the Notes will qualify as indebtedness secured by the Owner Trust Estate. The Issuer, by entering into this Indenture, and each Noteholder, by its acceptance of a Note (and each Note Owner by its acceptance of an interest in the applicable Book-Entry Note), agree to treat the Notes (other than the Retained Notes, if any) for federal, state and local income, single business and franchise tax purposes as indebtedness secured by the Owner Trust Estate.

(b) Each Note Owner and Noteholder, by the purchase of such Note or its acceptance of a beneficial interest therein, acknowledges that interest on the Notes will be treated as United States source interest, and, as such, United States withholding tax may apply. Each such Note Owner and each Noteholder further agrees, upon request, to provide any certifications that may be required under applicable law, regulations or procedures to evidence such status and understands that if it ceases to satisfy the foregoing requirements or provide requested documentation, payments to it under the Notes may be subject to United States withholding tax (without any corresponding gross-up). Without limiting the foregoing, if a payment made under this Indenture would be subject to United States federal withholding tax imposed by FATCA if the recipient of such payment were to fail to comply with FATCA (including the requirements of Code Sections 1471(b) or 1472(b), as applicable), such recipient shall deliver to the Issuer, with a copy to the Indenture Trustee, at the time or times prescribed by the Code and at such time or times reasonably requested by the Issuer or the Indenture Trustee, such documentation prescribed by the Code (including as prescribed by Code Section 1471(b)(3)(C)(i)) and such additional documentation reasonably requested by the Issuer or the Indenture Trustee to comply with their respective obligations under FATCA, to determine that such recipient has complied with such recipient's obligations under FATCA, or to determine the amount to deduct and withhold from such payment.

SECTION 2.14 [The Interest Rate [Swap][Cap] Agreement(s).

(a)   On the Closing Date, the Issuer shall execute and deliver each Initial Interest Rate [Swap][Cap] Agreement.

(b)   Subject to Section 11.18, the Indenture Trustee shall take all steps necessary to enforce the Issuer's rights under each Interest Rate [Swap][Cap] Agreement, including receiving payments from the [Swap Counterparty][Cap Provider] when due and exercising the Issuer's rights under each Interest Rate [Swap][Cap] Agreement in accordance with the terms of such Interest Rate [Swap][Cap] Agreement.

(c)   [_____] is hereby designated calculation agent with respect to each Interest Rate [Swap][Cap] Agreement (including any successor or replacement calculation agent designated from time to time by agreement of the parties hereto, the "Calculation Agent"), and in such capacity, on each Interest Determination Date, will calculate the rate that will be both the Interest Rate with respect to each Class of the Floating Rate Notes and the floating rate for the Interest Rate [Swap][Cap] Agreement related to such class. All determinations of interest by the Calculation Agent shall, in the absence of manifest error, be conclusive for all purposes and binding on the Noteholders of the Floating Rate Notes. All percentages resulting from any calculation on the Floating Rate Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five millionths of a percentage point rounded upwards (e.g., 9.8765445% (or .09876545) would be rounded to 9.87655% or .0987655)), and all dollar amounts used in or resulting from that calculation on the Floating Rate Note will be rounded to the nearest cent (with one-half cent being rounded upwards). [The Calculation Agent may be removed by the Issuer at any time. If the Calculation Agent is unable or unwilling to act as such or is removed by the Issuer, the Issuer will promptly appoint as a replacement Calculation Agent a leading bank which is engaged in transactions in Eurodollar deposits in the international Eurodollar market and which does not control or is not controlled by or under common control with the Issuer or its Affiliates. The Calculation Agent may not resign its duties without a successor having been duly appointed.]

(d)   The Indenture Trustee shall have no liability with respect to any act or failure to act by the Issuer under any Interest Rate [Swap][Cap] Agreement (provided that this sentence shall not limit or relieve the Indenture Trustee from any responsibility it may have under this Indenture upon the occurrence of and during the continuance of any Event of Default hereunder). Additionally, the Indenture Trustee will be responsible for making Net Swap

Payments, collecting any Net Swap Receipts and making or collecting any [Swap][Cap] Termination Payments payable by or to the [Swap Counterparty][Cap Provider] under each Interest Rate [Swap][Cap] Agreement.

(e)   In the event of any early termination of an Interest Rate [Swap][Cap] Agreement, (i) upon written direction of the Issuer and notification of such early termination, the Indenture Trustee shall establish the [Swap][Cap] Termination Payment Account, and (ii) any [Swap][Cap] Termination Payments received from the [Swap Counterparty][Cap Provider] or the proceeds of any collateral for such amounts will be remitted to the [Swap][Cap] Termination Payment Account.

(f)   The Issuer shall promptly, following the early termination of any Initial Interest Rate [Swap][Cap] Agreement, and in accordance with the terms of such Interest Rate [Swap][Cap] Agreement, enter into a replacement Interest Rate [Swap][Cap] Agreement (each, a "Replacement Interest Rate [Swap][Cap] Agreement") with a replacement [Swap Counterparty][Cap Provider] that satisfies the conditions set forth in such Interest Rate [Swap][Cap] Agreement (a "Replacement [Swap Counterparty][Cap Provider]") to the extent possible and practicable through application of funds available in the [Swap][Cap] Termination Payment Account unless entering into such Replacement Interest Rate [Swap][Cap] Agreement will cause the Rating Agency Condition not to be satisfied. Other than a Replacement Interest Rate [Swap][Cap] Agreement entered into pursuant to this clause, the Issuer may not enter into any additional Interest Rate [Swap][Cap] Agreements.

(g)   For any terminated Interest Rate [Swap][Cap] Agreement as described in clause (f) of this Section, to the extent that (i) the funds available in the [Swap][Cap] Termination Payment Account exceed the costs of entering into a Replacement Interest Rate [Swap][Cap] Agreement or (ii) the Issuer determines not to replace a terminated Initial Interest Rate [Swap][Cap] Agreement and the Rating Agency Condition is met with respect to such determination, the amounts in the [Swap][Cap] Termination Payment Account (other than funds used to pay the costs of entering into a Replacement Interest Rate [Swap][Cap] Agreement, if applicable) shall be allocated in accordance with the order of priority specified in Section 5.06 of the Sale and Servicing Agreement on the following Distribution Date; provided that, for the avoidance of doubt, no amount shall be allocated to any payment to the Swap Counterparty of the terminated Interest Rate Swap Agreement. In any other situation, amounts on deposit in the [Swap][Cap] Termination Payment Account at any time shall be invested pursuant to Section 8.03(c), and on each Distribution Date after the creation of the [Swap][Cap] Termination Payment Account, the funds therein shall be used to cover any shortfalls in the amounts payable under clauses (i) through (vi) of Section 5.06(a) of the Sale and Servicing Agreement and Section 5.04(b)(6) of this Agreement, provided, that in no event will the amount withdrawn from the [Swap][Cap] Termination Payment Account on such Distribution Date exceed the amount of Net [Swap][Cap] Receipts that would have been required to be paid on such Distribution Date under the terminated Interest Rate [Swap][Cap] Agreement had there been no termination of such agreement. Any amounts remaining in the [Swap][Cap] Termination Payment Account after payment in full of the Class A-4 Notes shall be included in Available Amounts and allocated in accordance with the order of priority specified in Section 5.06 of the Sale and Servicing Agreement on the following Distribution Date.

(h)   If the [Swap Counterparty][Cap Provider] is required to post collateral under the terms of an Interest Rate [Swap][Cap] Agreement, upon written direction of the Issuer and notification of such requirement, the Indenture Trustee shall establish the [Swap][Cap] Collateral Account (the "[Swap][Cap] Collateral Account") over which the Indenture Trustee shall have exclusive control and the sole right of withdrawal, and in which no Person other than the Indenture Trustee and the [Swap Counterparty][Cap Provider] shall have any legal or beneficial interest. The Indenture Trustee shall deposit all collateral posted by the [Swap Counterparty][Cap Provider] pursuant to the related Interest Rate [Swap][Cap] Agreement into the [Swap][Cap] Collateral Account. Any and all funds at any time on deposit in, or otherwise to the credit of, the [Swap][Cap] Collateral Account shall be held in trust by the Indenture Trustee for the benefit of the [Swap Counterparty][Cap Provider]. The only permitted withdrawal from or application of funds on deposit in, or otherwise to the credit of, the [Swap][Cap] Collateral Account shall be (i) for application to obligations of the [Swap Counterparty][Cap Provider] to the Issuer under the related Interest Rate [Swap][Cap] Agreement in accordance with the terms of such Interest Rate [Swap][Cap] Agreement or (ii) to return collateral to the [Swap Counterparty][Cap Provider] when and as required by the related Interest Rate [Swap][Cap] Agreement.

(i)   If at any time an Interest Rate [Swap][Cap] Agreement becomes subject to early termination due to the occurrence of a [Swap][Cap] Event of Default or a [Swap][Cap] Termination Event, the Issuer and the Indenture Trustee shall use reasonable efforts (following the expiration of any applicable grace period) to enforce the rights of the Issuer thereunder as may be permitted by the terms of such Interest Rate [Swap][Cap] Agreement and consistent with the terms hereof. Any Swap Termination Payment owed by the Issuer to the Swap Counterparty under an Interest Rate Swap Agreement shall be payable to the Swap Counterparty in installments made on each following Distribution Date until paid in full in accordance with the order of priority specified in Section 5.06 of the Sale and Servicing Agreement.]

ARTICLE III
Covenants, Representations and Warranties

SECTION 3.01 Payment of Principal and Interest. In accordance with the terms of this Indenture, the Issuer will duly and punctually (i) pay the principal of and interest, if any, on the Notes in accordance with the terms of the Notes and this Indenture and (ii) cause the Servicer to direct the Indenture Trustee to release from the Collection Account all other amounts distributable or payable in accordance with the Sale and Servicing Agreement. Amounts properly withheld under the Code by any Person from a payment to any Noteholder of interest and/or principal shall be considered as having been paid by the Issuer to such Noteholder for all purposes of this Indenture.

SECTION 3.02 Maintenance of Office or Agency. The Issuer will maintain in [_____], an office or agency where Notes may be surrendered for registration of transfer or exchange, and where notices and demands to or upon the Issuer in respect of the Notes and this Indenture may be served. The Issuer hereby initially appoints the Indenture Trustee to serve as its agent for the foregoing purposes. The Issuer will give prompt written notice to the Indenture Trustee of the location, and of any change in the location, of any such office or agency. If at any time the Issuer shall fail to maintain any such office or agency or shall fail to furnish the

Indenture Trustee with the address thereof, such surrenders, notices and demands may be made or served at the Corporate Trust Office, and the Issuer hereby appoints the Indenture Trustee as its agent to receive all such surrenders, notices and demands.

SECTION 3.03 Money for Payments To Be Held in Trust. As provided in Sections 8.02 and 8.03, all payments of amounts due and payable with respect to any Notes [or to the Swap Counterparty] that are to be made from amounts withdrawn from the Collection Account, the Reserve Account, [or the Swap Termination Payment Account, if any,] pursuant to Sections 8.02 and 8.03 shall be made on behalf of the Issuer by the Indenture Trustee or by the Paying Agent, and no amounts so withdrawn from such accounts for payments of Notes [or to the Swap Counterparty] shall be paid over to the Issuer, the Owner Trustee or the Administrator except as provided in this Section 3.03.

On or before each Distribution Date, the Issuer shall deposit in the Collection Account or, in accordance with the Sale and Servicing Agreement, cause to be deposited (including the provision of instructions to the Indenture Trustee to make any required withdrawals from the Reserve Account, [or the Swap Termination Payment Account, if any,] and to deposit such amounts in the Collection Account) an aggregate sum sufficient to pay the amounts then becoming due under the Notes and the Certificates[, and the Interest Rate Swap Agreement(s)], such sum to be held in trust for the benefit of the Persons entitled thereto, and (unless the Paying Agent is the Indenture Trustee) shall promptly notify the Indenture Trustee of its action or failure so to act.

The Indenture Trustee, as Paying Agent, hereby agrees with the Issuer that it will, and the Issuer will cause each Paying Agent other than the Indenture Trustee, as a condition to its acceptance of its appointment as Paying Agent, to execute and deliver to the Indenture Trustee an instrument in which such Paying Agent shall agree with the Indenture Trustee, subject to the provisions of this Section 3.03, that such Paying Agent will:

(a) hold all sums held by it for the payment of amounts due with respect to the Notes [or under the Interest Rate Swap Agreement(s)] or for release to the Issuer for payment on the Certificates in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided and pay or release such sums to such Persons as herein provided;

(b) give the Indenture Trustee notice of any default by the Issuer (or any other obligor upon the Notes) of which it has actual knowledge in the making of any payment required to be made with respect to the Notes [or under the Interest Rate Swap Agreement(s)] or the release of any amounts to the Issuer to be paid to the Certificateholders;

(c) at any time during the continuance of any such default, upon the written request of the Indenture Trustee, forthwith pay to the Indenture Trustee all sums so held in trust by such Paying Agent;

(d) immediately resign as a Paying Agent and forthwith pay to the Indenture Trustee all sums held by it in trust for the payment of Notes [or under the Interest Rate Swap

Agreement(s)] (or for release to the Issuer) if at any time it ceases to meet the standards required to be met by a Paying Agent at the time of its appointment;

(e)   comply with all requirements of the Code with respect to the withholding from any payments made by it on any Notes or Certificates (or assisting the Issuer to withhold from payment to the Certificateholders) of any applicable withholding taxes imposed thereon, including FATCA Withholding Tax (including obtaining and retaining from Persons entitled to payments with respect to the Notes any Tax Information and making any withholdings with respect to the Notes as required by the Code (including FATCA) and paying over such withheld amounts to the appropriate governmental authority); and

(f)   comply with any applicable reporting requirements in connection with any payments made by it on any Notes and any withholding of taxes therefrom, and, upon request, provide any Tax Information to the Issuer.

The Issuer may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, by Issuer Order direct any Paying Agent to pay to the Indenture Trustee all sums held in trust by such Paying Agent, such sums to be held by the Indenture Trustee upon the same trusts as those upon which the sums were held by such Paying Agent; and upon such payment by any Paying Agent to the Indenture Trustee, such Paying Agent shall be released from all further liability with respect to such money.

Subject to applicable laws with respect to escheat of funds, any money held by the Indenture Trustee or any Paying Agent in trust for the payment of any amount due with respect to any Note and remaining unclaimed after such amount has become due and payable and after the Indenture Trustee has taken the steps described in this paragraph shall be discharged from such trust and be paid to Second Harvest Food Bank of Tennessee upon presentation thereto of an Issuer Request; and the Holder of such Note shall thereafter, as an unsecured general creditor, look only to the Issuer for payment thereof, and all liability of the Indenture Trustee or such Paying Agent with respect to such trust money shall thereupon cease. In the event that any Noteholder shall not surrender its Notes for retirement within six months after the date specified in the written notice of final payment described in Section 2.07, the Indenture Trustee will give a second written notice to the registered Noteholders that have not surrendered their Notes for final payment and retirement. If within one year after such second notice any Notes have not been surrendered, the Indenture Trustee shall, at the expense and direction of the Issuer, cause to be published once, in a newspaper published in the English language, customarily published on each Business Day and of general circulation in The City of New York, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be paid to Second Harvest Food Bank of Middle Tennessee. The Indenture Trustee shall also adopt and employ, at the expense and direction of the Issuer, any other reasonable means of notification of such repayment specified by the Issuer or the Administrator.

SECTION 3.04 Existence. The Issuer will keep in full effect its existence, rights and franchises as a statutory trust under the laws of the State of Delaware (unless it becomes, or any successor Issuer hereunder is or becomes, organized under the laws of any other State or of the United States of America, in which case the Issuer will keep in full effect its existence, rights and

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franchises under the laws of such other jurisdiction) and will obtain and preserve its qualification to do business in each jurisdiction in which such qualification is or shall be necessary to protect the validity and enforceability of this Indenture, the Notes, the Collateral and each other instrument or agreement included in the Owner Trust Estate.

SECTION 3.05 Protection of Owner Trust Estate. The Issuer will from time to time execute and deliver all such supplements and amendments hereto and all such financing statements, continuation statements, instruments of further assurance and other instruments, and will take such other action necessary or advisable to:

(a) maintain or preserve the lien and security interest (and the priority thereof) of this Indenture or carry out more effectively the purposes hereof;

(b) perfect, publish notice of or protect the validity of any Grant made or to be made by this Indenture;

(c) enforce any of the Collateral [(including all rights under the Interest Rate [Swap][Cap] Agreement(s))]; or

(d) preserve and defend title to the Owner Trust Estate and the rights of the Indenture Trustee, the Noteholders [and the [Swap Counterparty][Cap Provider]] in such Owner Trust Estate against the claims of all persons and parties.

The Issuer hereby designates the Indenture Trustee its agent and attorney-in-fact to authorize, file and/or execute any financing statement, continuation statement or other instrument required to be executed and/or filed pursuant to this Section 3.05.

SECTION 3.06 Opinions as to Owner Trust Estate.

(a) On the Closing Date, the Issuer shall furnish or cause to be furnished to the Indenture Trustee an Opinion of Counsel either stating that, in the opinion of such counsel, such action has been taken with respect to the execution, recording and filing of this Indenture, any indentures supplemental hereto, any requisite financing statements and continuation statements and any other requisite documents necessary to perfect and make effective the lien and security interest of this Indenture or stating that, in the opinion of such counsel, no such action is necessary to make such lien and security interest effective.

(b) The Issuer shall furnish or cause to be furnished to the Indenture Trustee an Opinion of Counsel, dated as of a date within 90 days after the beginning of each fiscal year of the Issuer, beginning in 20[__], either stating that, in the opinion of such counsel, such action has been taken with respect to the execution, recording, filing or re-recording and refiling of this Indenture, any indentures supplemental hereto, any financing statements and continuation statements and any other requisite documents necessary to maintain the lien and security interest created by this Indenture or stating that in the opinion of such counsel no such action is necessary to maintain such lien and security interest. Such Opinion of Counsel shall also describe the execution, recording, filing or re-recording and refiling of this Indenture, any indentures supplemental hereto, any financing statements and continuation statements and any other documents that will, in the opinion of such counsel, be required to maintain the lien and security interest of this Indenture until the date in the following calendar year on which such Opinion of Counsel must again be delivered.

SECTION 3.07 Performance of Obligations; Servicing of Receivables.

(a) The Issuer will not take any action and will use its best efforts not to permit any action to be taken by others that would release any Person from any of such Person's material covenants or obligations under any instrument or agreement included in the Owner Trust Estate or that would result in the amendment, hypothecation, subordination, termination or discharge of, or impair the validity or effectiveness of, any such instrument or agreement, except as expressly provided in the Basic Documents.

(b) The Issuer may contract with other Persons to assist it in performing its duties under this Indenture, and any performance of such duties by a Person identified to the Indenture Trustee in an Officer's Certificate of the Issuer shall be deemed to be action taken by the Issuer. Initially, the Issuer has contracted with the Servicer and the Administrator to assist the Issuer in performing its duties under this Indenture.

(c) The Issuer will punctually perform and observe all of its obligations and agreements contained in the Basic Documents and in the instruments and agreements included in the Owner Trust Estate, including but not limited to filing or causing to be filed all UCC financing statements and continuation statements required to be filed by the terms of the Trust Agreement, this Indenture and the Sale and Servicing Agreement in accordance with and within the time periods provided for herein and therein.

(d) As promptly as possible after the giving of notice of termination to the Servicer of the Servicer's rights and powers pursuant to Section 8.01 of the Sale and Servicing Agreement, the Indenture Trustee shall appoint a successor servicer (the "Successor Servicer"), and such Successor Servicer shall accept its appointment by a written assumption in a form acceptable to the Indenture Trustee. In the event that a Successor Servicer has not been appointed and accepted its appointment as set forth in Section 8.02 of the Sale and Servicing Agreement, the Indenture Trustee without further action shall automatically be appointed the Successor Servicer and shall thereafter be entitled to the Total Servicing Fee. Notwithstanding the above, the Indenture Trustee shall, if it shall be legally unable so to act, appoint or petition a court of competent jurisdiction to appoint, and the predecessor Servicer, if no successor Servicer has been appointed at the time the predecessor Servicer has ceased to act, may petition a court of competent jurisdiction to appoint, any established institution having a net worth of not less than $100,000,000 and whose regular business shall include the servicing of automobile and/or light-duty truck receivables, as the successor to the Servicer under the Sale and Servicing Agreement. Upon such appointment, the Indenture Trustee will be released from the duties and obligations of acting as Successor Servicer, such release effective upon the effective date of the servicing agreement entered into between the Successor Servicer and the Issuer.

In connection with any such appointment, the Indenture Trustee may make such arrangements for the compensation of such successor as it and such Successor Servicer shall agree, subject to the limitations set forth below and in the Sale and Servicing Agreement, and in accordance with Section 8.02 of the Sale and Servicing Agreement, the Issuer shall enter into an agreement with such Successor Servicer for the servicing of the Receivables (such agreement to be in form and substance satisfactory to the Indenture Trustee). If the Indenture Trustee shall succeed to the Servicer's duties as servicer of the Receivables as provided herein, it shall do so in its individual capacity and not in its capacity as Indenture Trustee and, accordingly, the provisions of Article VI hereof shall be inapplicable to the Indenture Trustee in its duties as Successor Servicer and the servicing of the Receivables. In case the Indenture Trustee shall become the Successor Servicer, the Indenture Trustee shall be entitled to appoint as a subservicer any one of its Affiliates, provided that the Indenture Trustee, in its capacity as Successor Servicer, shall remain fully liable for the actions and omissions of such Affiliate.

(e)   Upon any termination of the Servicer's rights and powers pursuant to the Sale and Servicing Agreement, the Issuer shall promptly notify the Indenture Trustee and the Owner Trustee. As soon as a Successor Servicer is appointed, the Issuer shall notify the Indenture Trustee and the Owner Trustee of such appointment, specifying in such notice the name and address of such Successor Servicer.

SECTION 3.08 Negative Covenants. So long as any Notes are Outstanding, the Issuer shall not:

(a)   except as expressly permitted by Basic Documents, sell, transfer, exchange or otherwise dispose of any of the properties or assets of the Issuer, including those included in the Owner Trust Estate, unless directed to do so by the Indenture Trustee;

(b)   claim any credit on, or make any deduction from the principal or interest payable in respect of, the Notes [or the payments payable to the Swap Counterparty] (other than amounts properly withheld from such payments under the Code or applicable state law) or assert any claim against any present or former Noteholder [or the Swap Counterparty] by reason of the payment of the taxes levied or assessed upon any part of the Owner Trust Estate;

(c)   except as may be expressly permitted hereby, (A) permit the validity or effectiveness of this Indenture to be impaired, or permit the lien of this Indenture to be amended, hypothecated, subordinated, terminated or discharged, or permit any Person to be released from any covenants or obligations with respect to the Notes under this Indenture, (B) permit any lien, charge, excise, claim, security interest, mortgage or other encumbrance (other than the lien of this Indenture) to be created on or extend to or otherwise arise upon or burden the Owner Trust Estate or any part thereof or any interest therein or the proceeds thereof (other than tax liens, mechanics' liens and other liens that arise by operation of law, in each case on any of the Financed Vehicles and arising solely as a result of an action or omission of the related Obligor), (C) permit the lien of this Indenture not to constitute a valid first priority (other than with respect to any such tax, mechanics' or other lien) security interest in the Owner Trust Estate, or (D) dissolve or liquidate in whole or in part; or

(d)   assume or incur any indebtedness other than the Notes or as expressly contemplated by this Indenture or by the Basic Documents.

SECTION 3.09 Annual Statement as to Compliance. The Issuer will cause the Servicer to deliver to the Indenture Trustee [and the [Swap Counterparty][Cap Provider]] concurrently with its delivery thereof to the Issuer the annual statement of compliance described in Section 4.09 of the Sale and Servicing Agreement. In addition, on the same date annually upon which such annual statement of compliance is to be delivered by the Servicer, the Issuer shall deliver to the Indenture Trustee an Officer's Certificate,

(a)   stating, as to the Authorized Officer signing such Officer's Certificate, that a review of the activities of the Issuer during such year and of its performance under this Indenture has been made under such Authorized Officer's supervision; and

(b)   furnishing, to the extent of the Authorized Officer's knowledge, information regarding the Issuer's compliance with all conditions and covenants under this Indenture throughout such year in all material respects.

SECTION 3.10 Issuer May Consolidate, etc., Only on Certain Terms.

(a)   The Issuer shall not consolidate or merge with or into any other Person, unless:

(1)   the Person (if other than the Issuer) formed by or surviving such consolidation or merger shall be a Person organized and existing under the laws of the United States of America or any State or the District of Columbia and shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Indenture Trustee, in form satisfactory to the Indenture Trustee, the duty to make due and punctual payment of the principal of and interest on all Notes and the performance or observance of every agreement and covenant of this Indenture on the part of the Issuer to be performed or observed, all as provided herein;

(2)   immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(3)   the Rating Agency Condition shall have been satisfied with respect to such transaction;

(4)   the Issuer shall have received an Opinion of Counsel (and shall have delivered copies thereof to the Indenture Trustee) to the effect that such transaction will not have any material adverse tax consequence to the Issuer, [the [Swap Counterparty][Cap Provider],] any Noteholder or any Certificateholder;

(5)   any action that is necessary to maintain each lien and security interest created by the Trust Agreement, the Sale and Servicing Agreement or this Indenture shall have been taken; and

(6)   the Issuer shall have delivered to the Indenture Trustee an Officer's Certificate and an Opinion of Counsel each stating that such consolidation or merger and any related supplemental indenture complies with this Article III and that all conditions precedent provided in this Indenture relating to such transaction have been complied with (including any filing required by the Exchange Act).

(b)   The Issuer shall not convey or transfer any of its properties or assets, including those included in the Owner Trust Estate, to any Person, unless:

(1)   the Person that acquires by conveyance or transfer such properties and assets of the Issuer shall (A) be a United States citizen or a Person organized and existing under the laws of the United States of America or any state or the District of Columbia, (B) expressly assume, by an indenture supplemental hereto, executed and delivered to the Indenture Trustee, in form satisfactory to the Indenture Trustee, the duty to make due and punctual payment of the principal of and interest on all Notes and the performance or observance of every agreement and covenant of this Indenture on the part of the Issuer to be performed or observed, all as provided herein, (C) expressly agrees by means of such supplemental indenture that all right, title and interest so conveyed or transferred shall be subject and subordinate to the rights of Holders of the Notes, (D) unless otherwise provided in such supplemental indenture, expressly agrees to indemnify, defend and hold harmless the Issuer, the Owner Trustee and the Indenture Trustee against and from any loss, liability or expense arising under or related to this Indenture and the Notes, and (E) expressly agrees by means of such supplemental indenture that such Person (or if a group of Persons, then one specified Person) shall make all filings that counsel satisfactory to such purchaser or transferee and the Indenture Trustee determines must be made with (1) the Commission (and any other appropriate Person) required by the Exchange Act or the appropriate authorities in any state in which the Notes have been sold pursuant to any qualification or exemption under the securities or "blue sky" laws of such state, in connection with the Notes or (2) the Internal Revenue Service or the relevant state or local taxing authorities of any jurisdiction;

(2)   immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(3)   the Rating Agency Condition shall have been satisfied with respect to such transaction;

(4)   the Issuer shall have received an Opinion of Counsel (and shall have delivered copies thereof to the Indenture Trustee) to the effect that such transaction will not have any material adverse tax consequence to the Issuer, [the [Swap Counterparty][Cap Provider],] any Noteholder or any Certificateholder;

(5)   any action that is necessary to maintain each lien and security interest created by the Trust Agreement, the Sale and Servicing Agreement or this Indenture shall have been taken; and

(6)   the Issuer shall have delivered to the Indenture Trustee an Officer's Certificate and an Opinion of Counsel each stating that such conveyance or transfer and such supplemental indenture comply with this Article III and that all conditions precedent herein provided for relating to such transaction have been complied with (including any filing required by the Exchange Act).

SECTION 3.11 Successor or Transferee.

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(a)   Upon any consolidation or merger of the Issuer in accordance with Section 3.10(a), the Person formed by or surviving such consolidation or merger (if other than the Issuer) shall succeed to, and be substituted for, and may exercise every right and power of, the Issuer under this Indenture with the same effect as if such Person had been named as the Issuer herein.

(b)   Upon a conveyance or transfer of all the assets and properties of the Issuer pursuant to Section 3.10(b), Nissan Auto Receivables 20[   ]-[ ] Owner Trust will be released from every covenant and agreement of this Indenture to be observed or performed on the part of the Issuer with respect to the Notes and the Certificates immediately upon the delivery of written notice to the Indenture Trustee stating that Nissan Auto Receivables 20[   ]-[ ] Owner Trust is to be so released.

SECTION 3.12 No Other Business. Unless and until the Issuer shall have been released from its duties and obligations hereunder, the Issuer shall not engage in any business other than financing, purchasing, owning, selling and managing the Receivables and other property comprising the Owner Trust Estate in the manner contemplated by the Basic Documents and activities incidental thereto.

SECTION 3.13 No Borrowing. Unless and until the Issuer shall have been released from its duties and obligations hereunder, the Issuer shall not issue, incur, assume, guarantee or otherwise become liable, directly or indirectly, for any indebtedness except for the Notes or other obligations permitted hereunder (including the obligation to reimburse certain expenses of the Servicer) or under another Basic Document (including indemnification expenses of the Issuer and certain fees and expenses of the Administrator).

SECTION 3.14 Guarantees, Loans, Advances and Other Liabilities. Unless and until the Issuer shall have been released from its duties and obligations hereunder, except as contemplated by the Sale and Servicing Agreement, this Indenture, or the other Basic Documents, the Issuer shall not make any loan or advance or credit to, or guarantee (directly or indirectly or by an instrument having the effect of assuring another's payment or performance on any obligation or capability of so doing or otherwise), endorse or otherwise become contingently liable, directly or indirectly, in connection with the obligations, stocks or dividends of, or own, purchase, repurchase or acquire (or agree contingently to do so) any stock, obligations, assets or securities of, or any other interest in, or make any capital contribution to, any other Person.

SECTION 3.15 Capital Expenditures. Unless and until the Issuer shall have been released from its duties and obligations hereunder, the Issuer shall not make any expenditure (by long-term or operating lease or otherwise) for capital assets (either realty or personalty).

SECTION 3.16 Removal of Administrator. So long as any Notes are Outstanding, the Issuer shall not remove the Administrator without cause unless the Rating Agency Condition shall have been satisfied in connection therewith.

SECTION 3.17 Restricted Payments. The Issuer will not, directly or indirectly, make payments to or distributions from the Collection Account except in accordance with the Basic Documents.

SECTION 3.18 <u>Notice of Events of Default</u>. The Issuer shall give the Indenture Trustee [and] the Owner Trustee [and the [Swap Counterparty][Cap Provider]], the Administrator (and the Administrator will provide notice thereof to each Rating Agency prompt written notice of each Event of Default hereunder, each Servicer Default and each default on the part of the Seller of its obligations under the Sale and Servicing Agreement and NMAC of its obligations under the Purchase Agreement [and each [Swap][Cap] Event of Default under the Interest Rate [Swap][Cap] Agreement(s). In addition, on (i) any Distribution Date on which the Issuer has not received from the [Swap Counterparty][Cap Provider] any amount due from the [Swap Counterparty][Cap Provider] on such Distribution Date, (ii) the Business Day following any such Distribution Date if the Issuer has not yet received such amount due from the [Swap Counterparty][Cap Provider] or (iii) the Business Day on which such failure to pay by the [Swap Counterparty][Cap Provider] becomes a [Swap][Cap] Event of Default under any Interest Rate [Swap][Cap] Agreement, the Issuer shall give prompt notice thereof to the [Swap Counterparty][Cap Provider], the Indenture Trustee and each Rating Agency].

The Indenture Trustee shall notify each Noteholder of record [and the [Swap Counterparty][Cap Provider]] in writing of any Event of Default promptly upon an Authorized Officer obtaining actual knowledge thereof. Such notices will be provided in accordance with <u>Section 2.11</u>.

SECTION 3.19 <u>Further Instruments and Actions</u>. Upon request of the Indenture Trustee, the Issuer will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purpose of this Indenture.

SECTION 3.20 <u>Representations and Warranties</u>. The Issuer makes the following representations and warranties. Such representations and warranties speak as of the Closing Date, but shall survive the Closing Date. Notwithstanding anything to the contrary, the Indenture Trustee shall not waive any breach of representations or warranties in this <u>Section 3.20</u> without the written consent of at least a majority of the Outstanding Amount of the Notes, voting as a single class.

(a)   This Indenture creates a valid and continuing security interest (as defined in the applicable UCC) in the Collateral in favor of the Indenture Trustee (to the extent such security interest can be perfected by the filing of a financing statement), which security interest is prior to all other Liens, and is enforceable as such as against creditors of any purchasers from the Issuer.

(b)   The Issuer has taken all steps necessary to perfect its security interest against the Obligor in the property securing the Receivables.

(c)   The Receivables constitute "tangible chattel paper" or "electronic chattel paper" within the meaning of the applicable UCC.

(d)   The Issuer owns and has good and marketable title to the Collateral free and clear of any Lien, claim or encumbrance of any Person.

(e)   The Issuer has caused or will have caused, within ten days after the Closing Date, the filing of all appropriate financing statements in the proper filing office in the

(Nissan 20[   ]-[   ] Indenture)

appropriate jurisdictions under applicable law in order to perfect the security interest in the Collateral (to the extent such security interest can be perfected by the filing of a financing statement) granted to the Indenture Trustee hereunder.

(f)   Other than the security interest granted to the Indenture Trustee pursuant to this Indenture, the Issuer has not pledged, assigned, sold, granted a security interest in, or otherwise conveyed any of the Collateral. The Issuer has not authorized the filing of and is not aware of any financing statements against the Issuer that includes a description of collateral covering the Collateral other than any financing statement relating to the security interest granted to the Indenture Trustee hereunder or a financing statement as to which the security interest covering the Receivables has been released. The Issuer is not aware of any judgment or tax lien filings against the Issuer.

(g)   The Servicer, as an agent of the Issuer, and to the extent allowed by law, has in its possession all originals or authoritative copies of the tangible records constituting or forming a part of the Collateral. The Servicer shall at all times maintain control, as defined in Section 9-105 of the UCC, of all electronic chattel paper. The Receivable Files that constitute or evidence the Collateral do not have any marks or notations indicating that they have been pledged, assigned or otherwise conveyed by the Issuer to any Person other than the Indenture Trustee. All financing statements filed or to be filed against the Issuer in favor of the Indenture Trustee in connection herewith describing the Collateral contain a statement to the following effect: "A purchase of or security interest in any collateral described in this financing statement, except as permitted in the Indenture, will violate the rights of the Indenture Trustee."

SECTION 3.21 Regulation AB Covenants. So long as the Seller is required to file any reports with respect to the Issuer under the Exchange Act, the Issuer and the Indenture Trustee each agree to perform all duties and obligations applicable to or required of the Issuer and the Indenture Trustee, as applicable, set forth in Appendix A to the Sale and Servicing Agreement and each makes the covenants and agreements therein applicable to it.

ARTICLE IV
Satisfaction and Discharge

SECTION 4.01 Satisfaction and Discharge of Indenture. This Indenture shall cease to be of further effect with respect to the Notes except as to (i) rights of registration of transfer and exchange, (ii) substitution of mutilated, destroyed, lost or stolen Notes, (iii) rights of Noteholders to receive payments of principal thereof and interest thereon, (iv) Sections 3.03, 3.04, 3.05, 3.08, 3.10, 3.12 and 3.13, (v) the rights, obligations and immunities of the Indenture Trustee hereunder (including the rights of the Indenture Trustee under Section 6.07 and the obligations of the Indenture Trustee under Sections 3.03 and 4.02), and (vi) the rights of the Noteholders and the Certificateholders as beneficiaries hereof with respect to the property so deposited with the Indenture Trustee payable to all or any of them, and the Indenture Trustee, on demand of and at the expense of the Issuer, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture with respect to the Notes, when:

(a)   either (1) all Notes theretofore authenticated and delivered (other than Notes that have been destroyed, lost or stolen and that have been replaced or paid as provided in

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Section 2.05 and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust, as provided in Section 3.03) have been delivered to the Indenture Trustee for cancellation or (2) all Notes not theretofore delivered to the Indenture Trustee for cancellation have become due and payable or will become due and payable within one year (either because the Final Scheduled Distribution Date for the Class A-4 Notes is within one year or because the Indenture Trustee has received notice of the exercise of the option granted pursuant to Section 9.01 of the Sale and Servicing Agreement) and the Issuer has irrevocably deposited or caused to be irrevocably deposited with the Indenture Trustee cash or direct obligations of or obligations guaranteed by the United States of America (which will mature prior to the date such amounts are payable), in trust for such purpose, in an amount sufficient to pay and discharge the entire indebtedness on such Notes not theretofore delivered to the Indenture Trustee for cancellation when due;

(b)   the Issuer has paid or caused to be paid all other sums payable hereunder by the Issuer[, including, without limitation, all amounts owed to the [Swap Counterparty, including all Swap Termination Payments] (but without taking into account any payments to the Designated Account for distribution to the Certificateholder); and

(c)   the Issuer has delivered to the Indenture Trustee, an Officer's Certificate, an Opinion of Counsel (if required by the TIA) and an Independent Certificate from a firm of certified public accountants (if required by the TIA and if such discharge is not related to a redemption of the Notes in accordance with Article X), each meeting the applicable requirements of Section 11.01 and, subject to Section 11.02, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

SECTION 4.02 Application of Trust Money. All moneys deposited with the Indenture Trustee pursuant to Section 4.01 hereof shall be held in trust and (a) applied by it in accordance with the provisions of the Notes and this Indenture to the payment, either directly or through any Paying Agent, as the Indenture Trustee may determine, [to the Swap Counterparty and] to the Holders of the particular Notes for the payment of which such moneys have been deposited with the Indenture Trustee, of all sums due and to become due thereon for principal and interest or (b) released to the Owner Trustee for application pursuant to the Trust Agreement or the Sale and Servicing Agreement; but such moneys need not be segregated from other funds except to the extent required herein or in the Sale and Servicing Agreement or required by law.

SECTION 4.03 Repayment of Moneys Held by Paying Agent. In connection with the satisfaction and discharge of this Indenture with respect to the Notes, all moneys then held by any Paying Agent other than the Indenture Trustee under the provisions of this Indenture with respect to such Notes shall, upon demand of the Issuer, be paid to the Indenture Trustee to be held and applied according to Section 3.03 or 4.02 and thereupon such Paying Agent shall be released from all further liability with respect to such moneys.

ARTICLE V
Remedies

SECTION 5.01 <u>Events of Default</u>. "<u>Event of Default</u>," wherever used herein, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(a) default in the payment of any interest on any Note when the same becomes due and payable, and such default shall continue for a period of five days;

(b) default in the payment of the principal of any Note on the Final Scheduled Distribution Date or the Redemption Date;

(c) a material default in the observance or performance of any covenant or agreement of the Issuer made in this Indenture (other than a covenant or agreement, a default in the observance or performance of which is elsewhere in this Section specifically dealt with) which shall continue or not be cured for a period of 90 days after there shall have been given, by registered or certified mail, to the Issuer by the Indenture Trustee or to the Issuer and the Indenture Trustee by the Holders of at least a majority of the Outstanding Amount of the Notes, acting together as a single class, a written notice specifying such default or incorrect representation or warranty and requiring it to be remedied and stating that such notice is a notice of Default hereunder;

(d) any representation or warranty of the Issuer made in this Indenture or in any certificate or other writing delivered pursuant hereto or in connection herewith shall prove to have been incorrect in any material respect as of the time when the same shall have been made, and such default shall continue or not be cured, or the circumstance or condition in respect of which such misrepresentation or warranty was incorrect shall not have been eliminated or otherwise cured, for a period of 60 days after there shall have been given, by registered or certified mail, to the Issuer by the Indenture Trustee or to the Issuer and the Indenture Trustee by the Holders of at least a majority of the Outstanding Amount of the Notes, acting together as a single Class, a written notice specifying such default or incorrect representation or warranty and requiring it to be remedied and stating that such notice is a notice of Default hereunder; or

(e) an Insolvency Event shall have occurred with respect to the Issuer.

SECTION 5.02 <u>Acceleration of Maturity; Rescission and Annulment</u>. If an Event of Default should occur and be continuing, then and in every such case the Indenture Trustee or the Holders of a majority of the Outstanding Amount of the Notes, voting as a single class may declare all the Notes to be immediately due and payable, by a notice in writing to the Issuer (and to the Indenture Trustee if given by Noteholders), and upon any such declaration the unpaid principal amount of such Notes, together with accrued and unpaid interest thereon through the date of acceleration, shall become immediately due and payable.

At any time after such declaration of acceleration of maturity has been made and before a judgment or decree for payment of the money due has been obtained by the Indenture Trustee as hereinafter in this Article V provided, the Holders of a majority of the Outstanding Amount of the Notes, voting as a single class, by written notice to the Issuer and the Indenture Trustee, may rescind and annul such declaration and its consequences if:

(a) the Issuer has paid or deposited with the Indenture Trustee a sum sufficient to pay:

(1) all payments of principal of and interest on the Notes and all other amounts that would then be due hereunder or upon such Notes if the Event of Default giving rise to such acceleration had not occurred; and

(2) all sums paid or advanced by the Indenture Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Indenture Trustee and its agents and counsel[; and]

(3) [[any Net Swap Payments and] any [Swap Termination Payments then due and payable to the Swap Counterparty under an Interest Rate Swap Agreement.]

(b) all Events of Default, other than the nonpayment of the principal of the Notes that has become due solely by such acceleration, have been cured or waived as provided in Section 5.12.

No such rescission shall affect any subsequent default or impair any right consequent thereto.

SECTION 5.03 Collection of Indebtedness and Suits for Enforcement by Indenture Trustee.

(a) The Issuer covenants that if (i) default is made in the payment of any interest on any Note when the same becomes due and payable, and such default continues for a period of five days, or (ii) default is made in the payment of the principal of any Note at the related Final Scheduled Distribution Date or Redemption Date, the Issuer will, upon demand of the Indenture Trustee, pay to the Indenture Trustee, for the benefit of the Holders of the Notes, the whole amount then due and payable on the Notes for principal and interest, with interest upon the overdue principal and, to the extent payment at such rate of interest shall be legally enforceable, upon overdue installments of interest at the rate borne by the Notes and in addition thereto such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Indenture Trustee and its agents and counsel.

(b) In case the Issuer shall fail forthwith to pay such amounts upon such demand, the Indenture Trustee, in its own name and as trustee of an express trust, may institute a Proceeding for the collection of the sums so due and unpaid, and may prosecute such Proceeding to judgment or final decree, and may enforce the same against the Issuer or other obligor upon such Notes and collect in the manner provided by law out of the property of the Issuer or other obligor upon such Notes, wherever situated, the moneys adjudged or decreed to be payable.

(c) If an Event of Default occurs and is continuing, the Indenture Trustee may, as more particularly provided in Section 5.04, in its discretion, proceed to protect and enforce its rights and the rights of [the [Swap Counterparty][Cap Provider],] the Noteholders and, incidentally thereto, the Certificateholders, by such appropriate Proceedings as the Indenture Trustee shall deem most effective to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy or legal or equitable right vested in the Indenture Trustee by this Indenture or by law.

(d)   In case there shall be pending, relative to the Issuer or any other obligor upon the Notes or any Person having or claiming an ownership interest in the Owner Trust Estate, Proceedings under Title 11 of the United States Code or any other applicable federal or state bankruptcy, insolvency or other similar law, or in case a receiver, assignee or trustee in bankruptcy or reorganization, liquidator, sequestrator or similar official shall have been appointed for or taken possession of the Issuer or its property or such other obligor or Person, or in case of any other comparable judicial Proceedings relative to the Issuer or other obligor upon the Notes, or to the creditors or property of the Issuer or such other obligor, then, irrespective of whether the principal of any Notes shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Indenture Trustee shall have made any demand pursuant to the provisions of this Section, the Indenture Trustee shall be entitled and empowered, by intervention in such Proceedings or otherwise:

(1)   to file and prove a claim or claims for the whole amount of principal and interest owing and unpaid in respect of the Notes [and the Interest Rate [Swap][Cap] Agreement(s)], and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Indenture Trustee (including any claim for reasonable compensation to the Indenture Trustee and each predecessor Indenture Trustee, and their respective agents, attorneys and counsel, and for reimbursement of all expenses and liabilities incurred, and all advances made, by the Indenture Trustee and each predecessor Indenture Trustee, except as a result of negligence or bad faith) and of the Noteholders [and the [Swap Counterparty][Cap Provider]] allowed in such Proceedings;

(2)   unless prohibited by applicable law and regulations, to vote on behalf of the Holders of Notes in any election of a trustee, a standby trustee or Person performing similar functions in any such Proceedings;

(3)   to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute all amounts received with respect to the claims of the Noteholders[, of the [Swap Counterparty][Cap Provider]] and of the Indenture Trustee on their behalf; and

(4)   to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Indenture Trustee or the Holders of Notes allowed in any judicial proceedings relative to the Issuer, its creditors and its property.

Any trustee, receiver, liquidator, custodian or other similar official in any such Proceeding is hereby authorized by each of such Noteholders to make payments to the Indenture Trustee and, in the event that the Indenture Trustee shall consent to the making of payments directly to such Noteholders, to pay to the Indenture Trustee such amounts as shall be sufficient

(Nissan 20[ ]-[ ] Indenture)

to cover reasonable compensation to the Indenture Trustee, each predecessor Indenture Trustee and their respective agents, attorneys and counsel, and all other expenses and liabilities incurred, and all advances made, by the Indenture Trustee and each predecessor Indenture Trustee except as a result of negligence or bad faith.

(e)   Nothing herein contained shall be deemed to authorize the Indenture Trustee to authorize or consent to or vote for or accept or adopt on behalf of any Noteholder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof or to authorize the Indenture Trustee to vote in respect of the claim of any Noteholder in any such proceeding except, as aforesaid, to vote for the election of a trustee in bankruptcy or similar Person.

(f)   All rights of action and of asserting claims under this Indenture, or under any of the Notes [or any Interest Rate [Swap][Cap] Agreement], may be enforced by the Indenture Trustee without the possession of any of the Notes or the production thereof in any trial or other Proceedings relative thereto, and any such action or Proceedings instituted by the Indenture Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment, subject to the payment of the expenses, disbursements and compensation of the Indenture Trustee, each predecessor Indenture Trustee and their respective agents and attorneys, shall be for the ratable benefit of the Holders of the Notes [and the [Swap Counterparty][Cap Provider]].

(g)   In any Proceedings brought by the Indenture Trustee (and also any Proceedings involving the interpretation of any provision of this Indenture to which the Indenture Trustee shall be a party), the Indenture Trustee shall be held to represent all the Noteholders [or the [Swap Counterparty][Cap Provider]], and it shall not be necessary to make any Noteholder [or the [Swap Counterparty][Cap Provider]] a party to any such Proceedings.

SECTION 5.04 Remedies; Priorities.

(a)   If an Event of Default shall have occurred and be continuing and result in the acceleration of the Notes, the Indenture Trustee shall make payments as set forth in Section 5.04(b) of this Indenture, rather than pursuant to Section 5.06(a) or the Sale and Servicing Agreement.

(b)   Notwithstanding the provisions of Section 5.06(a) of the Sale and Servicing Agreement, if the Indenture Trustee collects any money or property pursuant to this Article V and the Notes have been accelerated, it shall make the following deposits and distributions, to the extent of Available Funds on such Distribution Date pursuant to Section 5.04(a) on deposit in the Collection Account for such Distribution Date, in the following order of priority:

(1)   pro rata, to the Indenture Trustee and the Owner Trustee, any accrued and unpaid fees, expenses and indemnity payments due pursuant to the Indenture and the Trust Agreement, respectively, but only to the extent that such fees, expenses or indemnity payments have not been paid by the Administrator and have been outstanding for at least sixty (60) days, such amounts to be paid from Available Amounts;

(2) to the Servicer, the Base Servicing Fee and any unpaid Base Servicing Fees from one or more prior Collection Periods;

(3) [to the Swap Counterparty, the Net Swap Payment, if any, for such Distribution Date, such amounts to be paid from remaining Available Amounts;]

(4) [on a pro rata basis, (A) to the Swap Counterparty, any Senior Swap Termination Payments for such Distribution Date, and (B)] on a pro rata basis (based on the amounts distributable pursuant to this clause to each Class of Noteholders), to the Class A-1 Noteholders, the Noteholders' Interest Distributable Amount for such Class, to the Class A-2[a] Noteholders, the Noteholders' Interest Distributable Amount for such Class, [to the Class A-2b Noteholders, the Noteholders' Interest Distributable Amount for such Class,] to the Class A-3 Noteholders, the Noteholders' Interest Distributable Amount for such Class, and to the Class A-4 Noteholders, the Noteholders' Interest Distributable Amount for such Class to the extent of Available Amounts;

(5) to the Class A-1 Noteholders, until the total amount paid to such Noteholders in respect of principal from the Closing Date is equal to the Original Principal Amount for such Class of Notes, to the extent of Available Amounts and then, to the Class A-2[a] Noteholders, [the Class A-2b Noteholders,] the Class A-3 Noteholders and the Class A-4 Noteholders on a pro rata basis (based on the Outstanding Amount of each Class), until the total amount paid to such Noteholders in respect of principal from the Closing Date is equal to the Original Principal Amount for such Class of Notes, to the extent of Available Amounts;

(6) [to the Swap Counterparty, any Subordinated Swap Termination Payments for such Distribution Date, such amounts to be paid from any remaining Available Amounts;] and

(7) any remaining Available Amounts to the Designated Account for distribution to the Certificateholders.

(c) If the Indenture Trustee, as a result of the operation of Section 5.04(a), is deemed to have a conflict of interest under the TIA and is required to resign as Indenture Trustee hereunder, the Issuer shall, pursuant to Section 6.08, cause the Servicer to appoint a successor Indenture Trustee.

(d) In accordance with Section 5.04(c), if an Event of Default shall have occurred and be continuing, the Indenture Trustee may do one or more of the following (subject to Section 5.05):

(1) institute Proceedings in its own name and as trustee of an express trust for the collection of all amounts then payable on the Notes or under this Indenture with respect thereto, whether by declaration or otherwise, enforce any judgment obtained, and collect from the Issuer[, the [Swap Counterparty][Cap Provider]] and any other obligor upon such Notes moneys adjudged due;

(2) institute Proceedings from time to time for the complete or partial foreclosure of this Indenture with respect to the Collateral;

(3)   exercise any remedies of a secured party under the UCC and take any other appropriate action to protect and enforce the rights and remedies of the Indenture Trustee and the Noteholders [and the [Swap Counterparty][Cap Provider]]; and

(4)   sell the Collateral or any portion thereof or rights or interest therein, at one or more public or private sales called and conducted in any manner permitted by law; provided, however, that the Indenture Trustee may not sell or otherwise liquidate the Collateral following an Event of Default, other than an Event of Default described in Section 5.01(a) or (b), unless (A) the Holders of 100% of the Outstanding Amount of the Notes, voting as a single class, consent thereto, or (B) the proceeds of such sale or liquidation distributable to the Noteholders are sufficient to discharge in full all amounts then due and unpaid upon the Notes for principal and interest [and all amounts due to the Swap Counterparty under each Interest Rate Swap Agreement], (C) the Indenture Trustee determines that the Owner Trust Estate may not continue to provide sufficient funds on an ongoing basis to make all payments of principal of and interest on the Notes as they would have become due if the Notes had not been declared due and payable, and the Indenture Trustee obtains the consent of Holders of a 66 2/3% of the Outstanding Amount of the Notes, voting as a single class, or (D) the Servicer exercises its option to purchase the Receivables pursuant to Section 9.01 of the Sale and Servicing Agreement and Section 10.01 hereof. In determining such sufficiency or insufficiency with respect to clauses (B) and (C), the Indenture Trustee may, but need not, obtain and rely upon an opinion of an Independent investment banking or accounting firm of national reputation as to the feasibility of such proposed action and as to the sufficiency of the Owner Trust Estate for such purpose.

(e)   The Indenture Trustee may fix a record date and payment date for any payment to Noteholders [and the [Swap Counterparty][Cap Provider]] pursuant to this Section. At least 15 days before such record date, the Issuer shall mail to each Noteholder and the Indenture Trustee [and the [Swap Counterparty][Cap Provider]] a notice that states the related record date, payment date and amount to be paid.

SECTION 5.05 Optional Preservation of the Collateral. If the Notes have been declared to be due and payable under Section 5.02 following an Event of Default and such declaration and its consequences have not been rescinded and annulled, the Indenture Trustee may, unless otherwise directed by the Holders of at least a majority of the Outstanding Amount of the Notes, voting as a single class, but need not, elect to maintain possession of the Collateral and direct the Issuer, Servicer and Administrator not to take steps to liquidate the Receivables. It is the desire of the parties hereto[, the [Swap Counterparty] and the Noteholders that there be at all times sufficient funds for the payment of principal of and interest on the Notes [and the Swap Counterparty under the Interest Rate Swap Agreement(s)], and the Indenture Trustee shall take such desire into account when determining whether or not to maintain possession of the Collateral. In determining whether to maintain possession of the Collateral, the Indenture Trustee may, but need not, obtain and rely upon an opinion of an Independent investment banking or accounting firm of national reputation as to the feasibility of such proposed action and as to the sufficiency of the Collateral for such purpose.

SECTION 5.06 Limitation of Suits. No Holder of any Note shall have any right to institute any Proceeding, judicial or otherwise, with respect to this Indenture or the other Basic Documents, or for the appointment of a receiver or trustee, or for any other remedy hereunder

(Nissan 20[   ]-[   ] Indenture)

unless such Holder has previously given written notice to the Indenture Trustee of a continuing Event of Default or breach of the Basic Documents by a party thereto (an "Action"), and:

(a)   the Event of Default or Action, as applicable, arises from the Servicer's failure to remit payments when due; or

(b)   the Holders of not less than 25% of the Outstanding Amount of the Notes, voting as a single class have made written request to the Indenture Trustee to institute such Proceeding in respect of such Event of Default or Action , as applicable in its own name as Indenture Trustee hereunder and have offered to the Indenture Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in complying with such request, the Indenture Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute such Proceedings, and no direction inconsistent with that written request has been given to the Indenture Trustee during the 60-day period by the holders of a majority in principal amount of those outstanding Notes (or relevant class or classes of Notes).

It is understood and intended that no one or more Holders of Notes shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders of Notes or to obtain or to seek to obtain priority or preference over any other Holders or to enforce any right under this Indenture, except in the manner herein provided.

In the event the Indenture Trustee shall receive conflicting or inconsistent requests and indemnity from two or more groups of Holders of Notes, each representing less than a majority of the Outstanding Amount of the Notes, the Indenture Trustee in its sole discretion may determine what action, if any, shall be taken, notwithstanding any other provisions of this Indenture.

SECTION 5.07 Rights of Noteholders to Receive Principal and Interest. Notwithstanding any other provisions in this Indenture, the Holder of any Note shall have the right to receive payment of the principal of and interest, if any, on such Note on or after the respective due dates thereof expressed in such Note and in this Indenture (in each case with reference to the calculations to be made pursuant to the Sale and Servicing Agreement), and to institute suit for the enforcement of any such payment, and such right shall not be impaired without the consent of such Holder.

SECTION 5.08 Restoration of Rights and Remedies. If the Indenture Trustee[, the [Swap Counterparty][Cap Provider]] or any Noteholder has instituted any Proceeding to enforce any right or remedy under this Indenture and such Proceeding has been discontinued or abandoned for any reason or has been determined adversely to the Indenture Trustee[, the [Swap Counterparty][Cap Provider]] or to such Noteholder, then and in every such case the Issuer, the Indenture Trustee[, the [Swap Counterparty][Cap Provider]] and the Noteholders shall, subject to any determination in such Proceeding, be restored severally and respectively to their former positions hereunder, and thereafter all rights and remedies of the Indenture Trustee[, the [Swap Counterparty][Cap Provider]] and the Noteholders shall continue as though no such Proceeding had been instituted.

SECTION 5.09 Rights and Remedies Cumulative. No right or remedy herein conferred upon or reserved to the Indenture Trustee[, the [Swap Counterparty][Cap Provider]] or the Noteholders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

SECTION 5.10 Delay or Omission Not a Waiver. No delay or omission of the Indenture Trustee or any Holder of any Note to exercise any right or remedy accruing upon any Default or Event of Default shall impair any such right or remedy or constitute a waiver of any such Default or Event of Default or an acquiescence therein. Every right and remedy given by this Article V or by law to the Indenture Trustee[, the [Swap Counterparty][Cap Provider]] or the Noteholders may be exercised from time to time, and as often as may be deemed expedient, by the Indenture Trustee[, the [Swap Counterparty][Cap Provider]] or the Noteholders, as the case may be.

SECTION 5.11 Control by Noteholders. The Holders of a majority of the Outstanding Amount of the Notes, voting as a single class, shall have the right to direct the time, method and place of conducting any Proceeding for any remedy available to the Indenture Trustee with respect to the Notes or exercising any trust or power conferred on the Indenture Trustee; provided that:

(a)   such direction shall not be in conflict with any rule of law or with this Indenture; and

(b)   any direction to the Indenture Trustee to sell or liquidate the Collateral shall be by Holders of Notes representing not less than the applicable percentage of the Outstanding Amount of the Notes set forth in Section 5.04(d)(4); and

(c)   the Indenture Trustee may take any other action deemed proper by the Indenture Trustee that is not inconsistent with such direction.

Notwithstanding the rights of Noteholders set forth in this Section, subject to Section 6.01, the Indenture Trustee need not take any action that it determines might involve it in liability or might materially adversely affect the rights of any Noteholders not consenting to such action.

SECTION 5.12 Waiver of Past Defaults. Prior to the declaration of the acceleration of the maturity of the Notes as provided in Section 5.02 or the liquidation or sale of the Collateral pursuant to Section 5.04, the Holders of a majority of the Outstanding Amount of the Notes, voting as a single class, may waive any past Default or Event of Default and its consequences except a Default or Event of Default in (a) payment of principal or interest on the Notes or (b) an Event of Default in respect of a covenant or provision hereof that cannot be modified or amended without the consent of the Holder of each Note. In the case of any such waiver, the Issuer, the Indenture Trustee and the Holders of the Notes shall be restored to their former positions and rights hereunder, respectively.

Upon any such waiver, such Default shall cease to exist and be deemed to have been cured and not to have occurred, and any Event of Default arising therefrom shall be deemed to have been cured and not to have occurred, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereto.

SECTION 5.13 Undertaking for Costs. All parties to this Indenture agree, and each Holder of any Note or Note Owner by such Holder's acceptance of such Note or beneficial interest therein, as the case may be, shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Indenture Trustee for any action taken, suffered or omitted by it as Indenture Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys' fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section shall not apply to (a) any suit instituted by the Indenture Trustee, (b) any suit instituted by any Noteholder, or a group of Noteholders, in each case holding in the aggregate more than 10% of the Outstanding Amount of the Notes, or (c) any suit instituted by any Noteholder for the enforcement of the payment of principal of or interest on any Note on or after the respective due dates expressed in such Note and in this Indenture [or (d) any suit instituted by the [Swap Counterparty][Cap Provider]].

SECTION 5.14 Waiver of Stay or Extension Laws. The Issuer covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead or in any manner whatsoever, claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and the Issuer (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Indenture Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

SECTION 5.15 Action on Notes. The Indenture Trustee's right to seek and recover judgment on the Notes or under this Indenture [or the Interest Rate [Swap][Cap] Agreement(s)] shall not be affected by the seeking, obtaining or application of any other relief under or with respect to this Indenture. Neither the lien of this Indenture nor any rights or remedies of the Indenture Trustee[, the [Swap Counterparty][Cap Provider]] or the Noteholders shall be impaired by the recovery of any judgment by the Indenture Trustee against the Issuer or by the levy of any execution under such judgment upon any portion of the Owner Trust Estate or upon any of the assets of the Issuer. Any money or property collected by the Indenture Trustee shall be applied in accordance with Section 5.04(a).

SECTION 5.16 Performance and Enforcement of Certain Obligations.

(a) Promptly following a request from the Indenture Trustee to do so and at the Administrator's expense, the Issuer shall take all such lawful action as the Indenture Trustee may request to compel or secure the performance and observance by the Seller[, the [Swap Counterparty][Cap Provider]] and the Servicer, as applicable, of each of their obligations to the Issuer or to each other under or in connection with the Sale and Servicing Agreement [and the Interest Rate [Swap][Cap] Agreement(s)], or by the Seller of its remedies under or in connection

(Nissan 20[ ]-[ ] Indenture)

with the Purchase Agreement, and to exercise any and all rights, remedies, powers and privileges lawfully available to the Issuer under or in connection with each such agreement to the extent and in the manner directed by the Indenture Trustee, including the transmission of notices of default on the part of the Seller[, [Swap Counterparty][Cap Provider]] or the Servicer thereunder and the institution of legal or administrative actions or proceedings to compel or secure performance by the Seller[, [Swap Counterparty][Cap Provider]] or the Servicer of each of their respective obligations under the Sale and Servicing Agreement, the Purchase Agreement [or the Interest Rate [Swap][Cap] Agreement(s)].

(b)   If an Event of Default has occurred and is continuing, the Indenture Trustee may, and at the direction (which direction shall be in writing or by telephone, confirmed in writing promptly thereafter) of the Holders of a majority of the Outstanding Amount of the Notes, voting as a single class, shall, exercise all rights, remedies, powers, privileges and claims of the Issuer against the Seller[, the [Swap Counterparty][Cap Provider]] or the Servicer under or in connection with the Sale and Servicing Agreement, the Purchase Agreement [or the Interest Rate [Swap][Cap] Agreement(s)], or against the Administrator under the Administration Agreement, including the right or power to take any action to compel or secure performance or observance by the Seller, the Servicer or the Administrator, of each of their obligations to the Issuer thereunder and to give any consent, request, notice, direction, approval, extension, or waiver thereunder and any right of the Issuer to take such action shall be suspended.

ARTICLE VI
The Indenture Trustee

SECTION 6.01 <u>Duties of Indenture Trustee</u>. The Indenture Trustee, both prior to and after the occurrence of a Servicer Default under the Sale and Servicing Agreement, undertakes to perform such duties and only such duties as are specifically set forth in this Indenture.

(a)   The Indenture Trustee, upon receipt of all resolutions, certificates, statements, opinions, reports, documents, orders or other instruments furnished to the Indenture Trustee that shall be specifically required to be furnished pursuant to any provision of this Indenture, shall examine them to determine whether they conform on their face to the requirements of this Indenture.

(b)   No provision of this Indenture shall be construed to relieve the Indenture Trustee from liability for its own negligent action, its own negligent failure to act, its own bad faith or its own willful misfeasance; provided, however, that:

(c)   the duties and obligations of the Indenture Trustee shall be determined solely by the express provisions of this Indenture, the Indenture Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Indenture, no implied covenants or obligations shall be read into this Indenture against the Indenture Trustee, the permissive right of the Indenture Trustee to do things enumerated in this Indenture shall not be construed as a duty and, in the absence of bad faith on the part of the Indenture Trustee, the Indenture Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Indenture Trustee and conforming on their face to the requirements of this Indenture;

(Nissan 20[ ]-[ ] Indenture)

(1)   the Indenture Trustee shall not be personally liable for an error of judgment made in good faith, unless it shall be proved that the Indenture Trustee was negligent in performing its duties in accordance with the terms of this Indenture; and

(2)   the Indenture Trustee shall not be personally liable with respect to any action taken, suffered or omitted to be taken in good faith in accordance with the direction of (i) the Holders of at least a majority of the Outstanding Amount of the Notes, voting as a single class, relating to the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee, or exercising any trust or power conferred upon the Indenture Trustee under this Indenture.

(d)   The Indenture Trustee shall not be required to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties under this Indenture, or in the exercise of any of its rights or powers, if there shall be reasonable grounds for believing that the repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(e)   All information obtained by the Indenture Trustee regarding the Obligors and the Receivables contained in the Issuer, whether upon the exercise of its rights under this Indenture or otherwise, shall be maintained by the Indenture Trustee in confidence and shall not be disclosed to any other Person, unless such disclosure is required by any applicable law or regulation or pursuant to subpoena.

(f)   If (i) pursuant to Section 3.02 of the Sale and Servicing Agreement, an Authorized Officer of the Indenture Trustee discovers that a representation or warranty with respect to a Receivable was incorrect as of the time specified with respect to such representation and warranty and such incorrectness materially and adversely affects such Receivable, or (ii) pursuant to Section 4.06 of the Sale and Servicing Agreement, an Authorized Officer of the Indenture Trustee discovers that a covenant of the Servicer has been breached with respect to a Receivable that would materially and adversely affect such Receivable, the Indenture Trustee shall give prompt written notice to the Servicer and the Owner Trustee of such incorrectness.

(g)   The Indenture Trustee shall not be deemed to have knowledge of any Default or Event of Default or other event unless an Authorized Officer has actual knowledge thereof or has received written notice thereof in accordance with the provisions of this Indenture.

SECTION 6.02 Rights of Indenture Trustee.

(a)   Except as otherwise provided in Section 6.01:

(1)   the Indenture Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, Officer's Certificate, certificate of an authorized signatory, certificate of auditors or any other certificate, statement, instrument, opinion, report, notice, request, consent, order, appraisal, bond or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties, including, without limitation, provided to it via email or other suitable means of electronic distribution as permitted in writing by the Indenture Trustee;

(Nissan 20[ ]-[ ] Indenture)

(2)　　the Indenture Trustee may consult with counsel and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken or suffered or omitted by it under this Indenture in good faith and in accordance with such advice or Opinion of Counsel;

(3)　　the Indenture Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture or the Sale and Servicing Agreement, or to institute, conduct or defend any litigation under this Indenture, or in relation to this Indenture or the Sale and Servicing Agreement, at the request, order or direction of any of the Noteholders pursuant to the provisions of this Indenture or the Sale and Servicing Agreement, unless such Noteholders shall have offered to the Indenture Trustee reasonable security or indemnity against the costs, expenses and liabilities that may be incurred by it, its agents and its counsel in compliance with such request, order or direction;

(4)　　the Indenture Trustee shall not be personally liable for any action taken, suffered or omitted by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture;

(5)　　the Indenture Trustee shall not be bound to recalculate, reverify, or make any investigation into the facts of matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, bond or other paper or document, unless requested in writing to do so by Holders of Notes evidencing not less than 25% of the aggregate Outstanding Amount of the Notes; provided, however, that if the payment within a reasonable time to the Indenture Trustee of the costs, expenses or liabilities likely to be incurred by it in the making of such investigation is, in the opinion of the Indenture Trustee, not reasonably assured to the Indenture Trustee by the security afforded to it by the terms of this Indenture, the Indenture Trustee may require reasonable indemnity against such cost, expense or liability as a condition to so proceeding; the reasonable expense of every such examination shall be paid by the Administrator or, if paid by the Indenture Trustee, shall be reimbursed by the Administrator upon demand; and nothing in this clause shall derogate from the obligation of the Servicer to observe any applicable law prohibiting disclosure of information regarding the Obligors;

(6)　　the Indenture Trustee may execute any of the trusts or powers under this Indenture or perform any duties under this Indenture either directly or by or through agents or attorneys or a custodian;

(7)　　in order to comply with laws, rules, regulations and executive orders in effect from time to time applicable to banking institutions, including those relating to the funding of terrorist activities and money laundering ("Applicable Law"), the Indenture Trustee is required to obtain, verify and record certain information relating to individuals and entities which maintain a business relationship with the Indenture Trustee. Accordingly, each of the parties agrees to provide the Indenture Trustee upon its reasonable request from time to time such identifying information and documentation as may be reasonably available for such party in order to enable the Indenture Trustee to comply with Applicable Law;

　　　　(Nissan 20[   ]-[   ] Indenture)

(8)   the rights, privileges, protections, immunities and benefits given to the Indenture Trustee herein, including the right to be indemnified, are extended to, and shall be enforceable by, the Indenture Trustee in its capacities as Indenture Trustee, Paying Agent and Secured Party under the Basic Documents; and

(9)   all communications, notices, instruction and other documents to be received by the Indenture Trustee (with the exception of those for which a non-electronic signature is expressly requested by the Indenture Trustee) may be provided to it via email with receipt confirmed via reply email, if requested, or other suitable means of electronic distribution as permitted in writing by the Indenture Trustee.

(10)   Before the Indenture Trustee acts or refrains from acting, it may require an Officer's Certificate (with respect to factual matters) and/or an Opinion of Counsel (with respect to matters of law), as applicable. The Indenture Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officer's Certificate or Opinion of Counsel.

(b)   No Noteholder will have any right to institute any proceeding with respect to this Indenture except upon satisfying the conditions set forth in Section 5.06.

SECTION 6.03 Individual Rights of Indenture Trustee.   The Indenture Trustee in its individual or any other capacity may become the Holder, beneficial owner or pledgee of Notes and may otherwise deal with the Issuer or its Affiliates with the same rights it would have if it were not Indenture Trustee. Any Paying Agent, Note Registrar, co-registrar or co-paying agent may do the same with like rights. However, in so doing the Indenture Trustee must comply with Sections 6.11 and 6.12.

SECTION 6.04 Indenture Trustee's Disclaimer.   The Indenture Trustee makes no representations as to the validity or sufficiency of this Indenture[, any Interest Rate [Swap][Cap] Agreement] or the Notes (other than the execution by the Indenture Trustee on behalf of the Issuer of, and the certificate of authentication on, the Notes), or of the Certificates.   The Indenture Trustee shall have no obligation to perform any of the duties of the Servicer or the Administrator unless explicitly set forth in this Indenture. The Indenture Trustee shall at no time have any responsibility or liability for or with respect to the legality, validity and enforceability of the Notes[, any Interest Rate [Swap][Cap] Agreement] or any Receivable, any ownership interest in any Financed Vehicle, or the maintenance of any such ownership interest, or for or with respect to the efficacy of the Issuer or its ability to generate the payments to be distributed to Noteholders under this Indenture [or to the Swap Counterparty under the Interest Rate Swap Agreement(s)], including without limitation the validity of the assignment of the Receivables to the Issuer or of any intervening assignment; the existence, condition, location and ownership of any Receivable or Financed Vehicle; the existence and enforceability of any physical damage or credit life or credit disability insurance; the existence and contents of any retail installment sales contract or any computer or other record thereof; the completeness of any retail installment sales contract; the performance or enforcement of any retail installment sales contract; the compliance by the Issuer with any covenant or the breach by the Issuer, Seller or Servicer of any warranty or representation made under this Indenture or in any Basic Document or other related document and the accuracy of any such warranty or representation prior to the Indenture Trustee's receipt of notice or other discovery of any noncompliance therewith or any breach thereof; the acts or omissions of the Issuer, Seller or the Servicer; or any action by the Indenture Trustee taken at the instruction of the Issuer or Servicer, provided, however, that the foregoing shall not relieve the Indenture Trustee of its obligation to perform its duties under this Indenture. Except with respect to a claim based on the failure of the Indenture Trustee to perform its duties under this Indenture or based on the Indenture Trustee's willful misconduct, bad faith or negligence, no recourse shall be had for any claim based on any provision of this Indenture, [any Interest Rate [Swap][Cap] Agreement,] the Notes or Certificates or assignment thereof against the institution serving as the Indenture Trustee in its individual capacity. The Indenture Trustee shall not have any personal obligation, liability or duty whatsoever to any Noteholder[, the [Swap Counterparty][Cap Provider]] or any other Person with respect to any such claim, and any such claim shall be asserted solely against the Issuer or any indemnitor who shall furnish indemnity as provided in this Indenture. The Indenture Trustee shall not be accountable for the use or application by the Issuer of any of the Notes or of the proceeds of such Notes, or for the use or application of any funds paid to the Servicer in respect of the Notes.

SECTION 6.05 Notice of Defaults. If an Authorized Officer of the Indenture Trustee knows that a Default has occurred and is continuing, the Indenture Trustee shall mail to each Noteholder [and the [Swap Counterparty][Cap Provider]] notice of such Default within 10 days of the occurrence thereof. Except in the case of a Default in payment of principal of or interest on any Note, the Indenture Trustee may withhold such notice if and so long as a committee of its Authorized Officers in good faith determines that withholding the notice is in the interests of Noteholders.

SECTION 6.06 Reports by Indenture Trustee to Holders. The Indenture Trustee shall deliver or cause to be delivered annually to each Noteholder [and the [Swap Counterparty][Cap Provider]] of record such information as may be required to enable such Person to prepare its federal and state income tax returns. The Indenture Trustee shall also deliver or cause to be delivered annually to each Noteholder of record a report relating to its eligibility and qualification to continue as Indenture Trustee under this Indenture, any amounts advanced by it under this Indenture, the amount, interest rate and maturity date of certain indebtedness owed by the Issuer to such Indenture Trustee, in its individual capacity, the property and funds physically held by such Indenture Trustee in its capacity as such, and any action taken by it that materially affects the Notes and that has not been previously reported.

SECTION 6.07 Compensation and Indemnity. The Administrator shall pay to the Indenture Trustee from time to time reasonable compensation for its services as have been separately agreed upon between the Administrator and the Indenture Trustee. The Indenture Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust. The Administrator shall reimburse the Indenture Trustee for all reasonable out-of-pocket expenses incurred or made by it, in addition to the compensation for its services. Such expenses shall include the reasonable compensation and expenses, disbursements and advances of the Indenture Trustee's agents, counsel, accountants and experts. The Administrator shall indemnify the Indenture Trustee against any and all loss, liability or expense (including reasonable attorneys' fees) incurred by it in connection with the administration of this Indenture or any of the Basic Documents and the performance of its duties hereunder or thereunder. The Indenture Trustee shall notify the Administrator promptly of any claim for which it may seek

(Nissan 20[   ]-[   ] Indenture)

indemnity. Failure by the Indenture Trustee to so notify the Administrator shall not relieve the Administrator of its obligations hereunder. The Administrator shall defend any such claim, and the Indenture Trustee may have separate counsel and the Administrator shall pay the fees and expenses of such counsel. The Administrator shall not reimburse any expense or indemnify against any loss, liability or expense incurred by the Indenture Trustee through the Indenture Trustee's own willful misconduct, negligence or bad faith. To the extent not paid by the Administrator and outstanding for at least 60 days, such fees and indemnities shall be paid by the Issuer pursuant to Section 5.06 of the Sale and Servicing Agreement, provided, that prior to such payment pursuant to the Sale and Servicing Agreement, the Indenture Trustee shall notify the Administrator in writing that such fees and indemnities have been outstanding for at least 60 days. If such fees and indemnities are paid pursuant to Section 5.06 of the Sale and Servicing Agreement, the Administrator shall reimburse the Issuer in full for such payments.

The Administrator's payment obligations to the Indenture Trustee pursuant to this Section shall survive the discharge of this Indenture. When the Indenture Trustee incurs expenses after the occurrence of a Default specified in Section 5.01(f) or (g) with respect to the Issuer, the expenses are intended to constitute expenses of administration under Title 11 of the United States Code or any other applicable federal or state bankruptcy, insolvency or similar law.

SECTION 6.08 Replacement of Indenture Trustee. The Indenture Trustee may resign at any time by providing written notice of its resignation to the Issuer. Noteholders representing a majority of the Outstanding Amount may remove the Indenture Trustee at any time and appoint a successor Indenture Trustee by so notifying the Indenture Trustee and the Owner Trustee in writing. The Administrator may remove the Indenture Trustee if:

(a)   the Indenture Trustee fails to comply with Section 6.11;

(b)   the Indenture Trustee is adjudged a bankrupt or insolvent;

(c)   a receiver or other public officer takes charge of the Indenture Trustee or its property; or

(d)   the Indenture Trustee otherwise becomes legally or practically incapable of fulfilling its duties hereunder.

If the Indenture Trustee resigns or is removed or if a vacancy exists in the office of Indenture Trustee for any reason (the Indenture Trustee in such event being referred to herein as the retiring Indenture Trustee), the Servicer shall promptly appoint a successor Indenture Trustee. The successor Indenture Trustee shall pay all reasonable costs and expenses incurred in connection with removing and replacing the Indenture Trustee for a series of Notes and transferring the predecessor Indenture Trustee's duties and obligations to the successor Indenture Trustee. To the extent not paid by the successor Indenture Trustee, the Administrator shall pay all reasonable costs and expenses incurred in connection with removing and replacing the Indenture Trustee for a series of Notes and transferring the predecessor Indenture Trustee's duties and obligations to the successor Indenture Trustee. No resignation or removal of the Indenture Trustee and no appointment of a successor Indenture Trustee shall become effective until the acceptance of appointment by the successor Indenture Trustee pursuant to this Section 6.08.

A successor Indenture Trustee shall deliver a written acceptance of its appointment to the retiring Indenture Trustee, the Servicer, the Owner Trustee [, the [Swap Counterparty][Cap Provider]] and the Administrator. Thereupon the resignation or removal of the retiring Indenture Trustee shall become effective, and the successor Indenture Trustee shall have all the rights, powers and duties of the Indenture Trustee under this Indenture. The successor Indenture Trustee shall mail a notice of its succession to the Noteholders, the Certificateholders [and the [Swap Counterparty][Cap Provider]]. The retiring Indenture Trustee shall promptly transfer all property held by it as Indenture Trustee to the successor Indenture Trustee.

If a successor Indenture Trustee does not take office within 30 days after the retiring Indenture Trustee resigns or is removed, the retiring Indenture Trustee, the Administrator or the Holders of a majority in Outstanding Amount of the Notes may petition any court of competent jurisdiction for the appointment of a successor Indenture Trustee.

If the Indenture Trustee fails to comply with Section 6.11, any Noteholder may at any time thereafter petition any court of competent jurisdiction for the removal of the Indenture Trustee and the appointment of a successor Indenture Trustee.

Notwithstanding the replacement of the Indenture Trustee pursuant to this Section, the Issuer's and the Administrator's obligations under Section 6.07 shall continue for the benefit of the retiring Indenture Trustee.

SECTION 6.09 Successor Indenture Trustee by Merger. If the Indenture Trustee consolidates with, merges or converts into, or transfers all or substantially all its corporate trust business or assets to, another Person, the resulting, surviving or transferee corporation without any further act shall be the successor Indenture Trustee if such surviving Person or transferee corporation or banking shall be otherwise qualified and eligible under Section 6.11. The Indenture Trustee shall provide the Issuer, the Owner Trustee and the Administrator reasonable prior written notice of any such transaction (and the Administrator will provide notice thereof to each Rating Agency pursuant to Section 1(d) of the Administration Agreement).

In case at the time such successor or successors by merger, conversion or consolidation to the Indenture Trustee shall succeed to the trusts created by this Indenture any of the Notes shall have been authenticated but not delivered, any such successor to the Indenture Trustee may adopt the certificate of authentication of any predecessor trustee, and deliver such Notes so authenticated; and in case at that time any of the Notes shall not have been authenticated, any successor to the Indenture Trustee may authenticate such Notes either in the name of any predecessor hereunder or in the name of the successor to the Indenture Trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Notes or in this Indenture provided that the certificate of the Indenture Trustee shall have.

SECTION 6.10 Appointment of Co-Indenture Trustee or Separate Indenture Trustee.

(a) Notwithstanding any other provisions of this Indenture, at any time, for the purpose of meeting any legal requirement of any jurisdiction in which any part of the Owner

(Nissan 20[   ]-[   ] Indenture)

Trust Estate may at the time be located, the Indenture Trustee shall have the power and may execute and deliver all instruments to appoint one or more Persons to act as a co-trustee or co-trustees, or separate trustee or separate trustees, of all or any part of the Issuer, and to vest in such Person or Persons, in such capacity and for the benefit of the Noteholders, such title to the Owner Trust Estate, or any part hereof, and, subject to the other provisions of this Section, such powers, duties, obligations, rights and trusts as the Indenture Trustee may consider necessary or desirable. No co-trustee or separate trustee hereunder shall be required to meet the terms of eligibility as a trustee under Section 6.11 and no notice to Noteholders [or the [Swap Counterparty][Cap Provider]] of the appointment of any co-trustee or separate trustee shall be required under Section 6.08 hereof.

(b)   Every separate trustee and co-trustee shall, to the extent permitted by law, be appointed and act subject to the following provisions and conditions:

(1)   all rights, powers, duties and obligations conferred or imposed upon such separate trustee or co-trustee shall be conferred or imposed upon and exercised or performed by the Indenture Trustee and such separate trustee or co-trustee jointly (it being understood that such separate trustee or co-trustee is not authorized to act separately without the Indenture Trustee joining in and/or directing such act), except to the extent that under any law of any jurisdiction in which any particular act or acts are to be performed the Indenture Trustee shall be incompetent or unqualified to perform such act or acts, in which event such rights, powers, duties and obligations (including the holding of title to the Owner Trust Estate or any portion thereof in any such jurisdiction) shall be exercised and performed singly by such separate trustee or co-trustee, but solely at the direction of the Indenture Trustee;

(2)   no trustee hereunder shall be personally liable by reason of any act or omission of any other trustee hereunder; and

(3)   the Indenture Trustee may at any time accept the resignation of or remove any separate trustee or co-trustee.

(c)   Any notice, request or other writing given to the Indenture Trustee shall be deemed to have been given to each of the then separate trustees and co-trustees as effectively as if given to each of them. Every instrument appointing any separate trustee or co-trustee shall refer to this Indenture and the conditions of this Article VI. Each separate trustee and co-trustee, upon its acceptance of the trusts thereupon conferred, shall be vested with the estates or property specified in its instrument of appointment, either jointly with the Indenture Trustee or separately, as may be provided therein, subject to all the provisions of this Indenture, including every provision of this Indenture relating to the conduct of, affecting the liability of, or affording protection to, the Indenture Trustee. Every such instrument shall be filed with the Indenture Trustee.

(d)   Any separate trustee or co-trustee may at any time constitute the Indenture Trustee, its agent or attorney-in-fact with full power and authority, to the extent not prohibited by law, to do any lawful act under or in respect of this Indenture on its behalf and in its name. If any separate trustee or co-trustee shall die, become incapable of acting, resign or be removed, all of its estates, properties, rights, remedies and trusts shall vest in and be exercised by the

(Nissan 20[ ]-[ ] Indenture)

Indenture Trustee, to the extent permitted by law, without the appointment of a new or successor trustee.

SECTION 6.11 <u>Eligibility; Disqualification</u>. The Indenture Trustee shall at all times satisfy the requirements of TIA Section 310(a). The Indenture Trustee shall have a combined capital and surplus of at least $50,000,000 as set forth in its most recent published annual report of condition and it or its parent shall have a long-term debt rating of ["Baa3"] or better by [Moody's], or its equivalent rating or better by [Fitch], or otherwise acceptable to the Rating Agencies. The Indenture Trustee shall comply with TIA Section 310(b), including the optional provision permitted by the second sentence of TIA Section 310(b)(9); <u>provided</u>, <u>however</u>, that there shall be excluded from the operation of TIA Section 310(b)(1) any indenture or indentures under which other securities of the Issuer are outstanding if the requirements for such exclusion set forth in TIA Section 310(b)(1) are met.

SECTION 6.12 <u>Preferential Collection of Claims Against Issuer</u>. The Indenture Trustee shall comply with TIA Section 311(a), excluding any creditor relationship listed in TIA Section 311(b). An Indenture Trustee who has resigned or been removed shall be subject to TIA Section 311(a) to the extent indicated.

SECTION 6.13 <u>Acknowledgement by Indenture Trustee of its Obligations Under the Sale and Servicing Agreement</u>. The Indenture Trustee hereby agrees and consents to the provisions of the Sale and Servicing Agreement applicable to it (including, without limitation, Sections 5.06, 5.07, <u>and</u> [5.08] thereof) and agrees to be bound by such provisions.

ARTICLE VII
<u>Noteholders' Lists and Reports</u>

SECTION 7.01 <u>Note Registrar To Furnish Names and Addresses of Noteholders</u>. The Note Registrar shall furnish or cause to be furnished to the Indenture Trustee, the Owner Trustee, the Servicer or the Administrator, within 15 days after receipt by the Note Registrar of a written request therefrom, a list of the names and addresses of the Noteholders of any Class as of the most recent Record Date. If three or more Noteholders, or one or more Holders evidencing not less than 25% of the Outstanding Amount of the Notes (hereinafter referred to as "Applicants"), apply in writing to the Indenture Trustee, and such application states that the Applicants desire to communicate with other Noteholders with respect to their rights under this Indenture or under the Notes and such application is accompanied by a copy of the communication that such Applicants propose to transmit, then the Indenture Trustee shall, within five Business Days after the receipt of such application, afford such Applicants access, during normal business hours, to the current list of Noteholders. Such Indenture Trustee may elect not to afford the requesting Noteholders access to the list of Noteholders if it agrees to mail the desired communication by proxy, on behalf of and at the expense of the requesting Noteholders, to all Noteholders. Every Noteholder, by receiving and holding a Note, agrees with the Indenture Trustee and the Issuer that none of the Indenture Trustee, the Owner Trustee, the Issuer, the Servicer or the Administrator shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the Noteholders under this Indenture, regardless of the source from which such information was derived.

If the Indenture Trustee shall cease to be the Note Registrar, then thereafter the Administrator will furnish or cause to be furnished to the Indenture Trustee not more than five days after the most recent Record Date or at such other times as the Indenture Trustee reasonably may request in writing, a list, in such form as the Indenture Trustee reasonably may require, of the names and addresses of the Holders of Notes as of such Record Date.

SECTION 7.02 Preservation of Information; Communications to Noteholders.

(a)   The Indenture Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of the Holders of Notes contained in the most recent list furnished to the Indenture Trustee as provided in Section 7.01 and the names and addresses of Holders of Notes received by the Indenture Trustee in its capacity as Note Registrar. The Indenture Trustee may destroy any list furnished to it as provided in such Section 7.01 upon receipt of a new list so furnished.

(b)   Noteholders may communicate pursuant to TIA Section 312(b) with other Noteholders with respect to their rights under this Indenture or under the Notes.

(c)   The Issuer, the Indenture Trustee and the Note Registrar shall have the protection of TIA Section 3.12(c).

SECTION 7.03 Reports by Issuer.

(a)   The Issuer shall:

(1)   file with the Indenture Trustee, within 15 days after the Issuer is required to file the same with the Commission, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) that the Issuer may be required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act;

(2)   file with the Indenture Trustee and the Commission in accordance with the rules and regulations prescribed from time to time by the Commission such additional information, documents and reports with respect to compliance by the Issuer with the conditions and covenants of this Indenture as may be required from time to time by such rules and regulations; and

(3)   supply to the Indenture Trustee (and the Indenture Trustee shall transmit by mail to all Noteholders described in TIA Section 313(c)) such summaries of any information, documents and reports required to be filed by the Issuer pursuant to clauses (i) and (ii) of this Section 7.03(a) and by rules and regulations prescribed from time to time by the Commission.

(b)   Unless the Issuer otherwise determines, the fiscal year of the Issuer shall end on [_____] of each year.

SECTION 7.04 Reports by Indenture Trustee. If required by TIA Section 313(a), within 60 days after the end of each Fiscal Year of the Issuer, beginning with the fiscal year ending

(Nissan 20[ ]-[ ] Indenture)

[_____], the Indenture Trustee shall mail to each Noteholder as required by TIA Section 313(c) a brief report dated as of such date that complies with TIA Section 313(a). The Indenture Trustee also shall comply with TIA Section 313(b).

A copy of each report at the time of its mailing to Noteholders shall be filed by the Indenture Trustee with the Commission and each stock exchange, if any, on which the Notes are listed. The Issuer shall notify the Indenture Trustee if and when the Notes are listed on any stock exchange.

SECTION 7.05 Indenture Trustee Website. The Indenture Trustee may make available to the Noteholders, via the Indenture Trustee's website, all reports or notices required to be provided by the Indenture Trustee under the terms of this Indenture and, with the consent or at the direction of the Servicer, such other information regarding the Notes as the Indenture Trustee may have in its possession. Any information that is disseminated in accordance with the provisions of this Section 7.05 shall not be required to be disseminated in any other form or manner. Except for documents prepared by the Indenture Trustee and subject to its obligations under this Indenture, the Indenture Trustee will make no representation or warranties as to the accuracy or completeness of such documents and will assume no responsibility therefor.

The Indenture Trustee's internet website shall be initially located at [_____] or at such other address as shall be specified by the Indenture Trustee from time to time in writing to the parties hereto. In connection with providing access to the Trustee's internet website, the Indenture Trustee may require registration and the acceptance of a disclaimer.

SECTION 7.06 Information to be Provided by the Indenture Trustee. The Indenture Trustee shall provide the Issuer and the Servicer (each, a "Nissan Party," and collectively, the "Nissan Parties") with (i) notification pursuant to Section 6.01(e), as soon as practicable and in any event within ten Business Days, (ii) not later than the tenth day of each calendar month (or, if such day is not a Business Day, the immediately following Business Day), beginning [_____], a report substantially in the form of Exhibit B with respect to any demands communicated to an Authorized Officer of the Indenture Trustee during the immediately preceding calendar month (or, in the case of the initial notice, since the Closing Date) for the repurchase of any Receivable pursuant to Section 3.02 of the Sale and Servicing Agreement, and (iii) promptly upon the request by a Nissan Party, any information in its possession reasonably requested by a Nissan Party to facilitate compliance by the Nissan Parties with Rule 15Ga-1 under the Exchange Act and Items 1104(e) and 1121(c) of Regulation AB. In no event shall the Indenture Trustee be deemed to be a "securitizer" as defined in Section 15G(a) of the Exchange Act, nor shall it have any responsibility for making any filing required to be made by a securitizer under the Exchange Act or Regulation AB.

ARTICLE VIII
Accounts, Disbursements and Releases

SECTION 8.01 Collection of Money. Except as otherwise expressly provided herein, the Indenture Trustee may demand payment or delivery of, and shall receive and collect, directly and without intervention or assistance of any fiscal agent or other intermediary, all money and other property payable to or receivable by the Indenture Trustee pursuant to this Indenture. The Indenture Trustee shall apply all such money received by it as provided in this Indenture. Except as otherwise expressly provided in this Indenture, if any default occurs in the making of any payment or performance under any agreement or instrument that is part of the Owner Trust Estate, the Indenture Trustee may take such action as may be appropriate to enforce such payment or performance, including the institution and prosecution of appropriate Proceedings. Any such action shall be without prejudice to any right to claim a Default or Event of Default under this Indenture and any right to proceed thereafter as provided in Article V.

SECTION 8.02 Accounts.

(a)   On or prior to the Closing Date, the Issuer shall cause the Servicer to establish and maintain, in the name of the Indenture Trustee until the outstanding amount of the Notes is zero, and thereafter, in the name of the Issuer, the Collection Account as provided in Section 5.01 of the Sale and Servicing Agreement.

(b)   On or prior to the Closing Date, the Issuer will cause the Servicer to establish and maintain in the name of the Indenture Trustee, until the outstanding amount of the Notes is zero, the Reserve Account as provided in Section 5.01 of the Sale and Servicing Agreement. On or prior to the Closing Date, the Issuer shall cause to be deposited an amount equal to the Reserve Account Initial Deposit into the Reserve Account.

(c)   The Indenture Trustee shall transfer all amounts remaining on deposit in the Collection Account on the Distribution Date on which the Notes of all Classes have been paid in full [and all outstanding payments due to the Swap Counterparty have been made] (or substantially all of the Collateral is otherwise released from the lien of this Indenture) to the Designated Account and shall take all necessary or appropriate actions to transfer all of its right, title and interest in the Collection Account, all funds or investments held therein and all proceeds thereof, whether or not on behalf of the Securityholders [or the Swap Counterparty], to the Owner Trustee for the benefit of the Certificateholders, subject to the limitations set forth herein with respect to amounts held for payment to Noteholders that do not promptly deliver a Note for payment on such Distribution Date.

SECTION 8.03 General Provisions Regarding Accounts.

(a)   So long as no Default or Event of Default shall have occurred and be continuing, all or a portion of the funds in the Collection Account shall be invested in Eligible Investments and reinvested by the Indenture Trustee at the written direction of the Servicer, subject to the provisions of Section 5.01 [and 5.08, respectively] of the Sale and Servicing Agreement. All income or other gain from investments of moneys deposited in the Collection Account shall be deposited by the Indenture Trustee in the Collection Account and paid to the Servicer as servicing compensation on any Business Day on or after which such amount is deposited in the Collection Account, and any loss resulting from such investments shall be charged to such account. Subject to the provisions of Section 5.07 of the Sale and Servicing Agreement, all income or other gain from investments of moneys deposited in the Reserve Account shall be paid to the Certificateholders on any Business Day on or after which such amount is deposited in the Reserve Account, and any loss resulting from such investments shall

(Nissan 20[   ]-[ ] Indenture)

be charged to such account. The Servicer will not direct the Indenture Trustee, and the Issuer shall cause the Servicer not, to make any investment of any funds or to sell any investment held in the Accounts unless the security interest Granted and perfected in such account will continue to be perfected in such investment or the proceeds of such sale, in either case without any further action by any Person, and, in connection with any direction to the Indenture Trustee to make any such investment or sale, if requested by the Indenture Trustee, the Servicer shall deliver to the Indenture Trustee an Opinion of Counsel, reasonably acceptable to the Indenture Trustee, to such effect.

(b)   [All amounts held in the [Swap][Cap] Termination Payment Account shall be invested by the Indenture Trustee, as directed in writing by the Servicer, in Eligible Investments; provided that if (x) the Servicer shall have failed to give investment directions for any funds on deposit in the [Swap][Cap]Termination Payment Account to the Indenture Trustee by 5:00 p.m. Eastern Time (or such other time as may be agreed by the Servicer and the Indenture Trustee) on any Business Day, or (y) a Default or Event of Default shall have occurred and be continuing with respect to the Notes but the Notes shall not have been declared due and payable pursuant to the Indenture, or (z) the Notes shall have been declared due and payable following an Event of Default, but amounts collected or receivable from the Collateral are being applied pursuant to Section 5.05 if there had not been such a declaration, then the Indenture Trustee shall, to the fullest extent practicable, invest and reinvest funds in the [Swap][Cap]Termination Payment Account in one or more Eligible Investments specified in clauses (i), (iv) or (vi) of the definition of Eligible Investments. All such Eligible Investments shall mature not later than the Business Day preceding the next Distribution Date, in such manner that such amounts invested shall be available to make the required deposits on the Distribution Date; provided that if permitted by the Rating Agencies, monies on deposit therein may be invested in Eligible Investments that mature later than the Business Day preceding the next Distribution Date. The Servicer will not direct the Indenture Trustee to make any investment of any funds or to sell any investment held in the [Swap][Cap]Termination Payment Account unless the security interest granted and perfected in such account will continue to be perfected in such investment or the proceeds of such sale, in either case without any further action by any Person, and, in connection with any direction to the Indenture Trustee to make any such investment or sale, if requested by the Indenture Trustee, the Servicer shall deliver to the Indenture Trustee an Opinion of Counsel, acceptable to the Indenture Trustee, to such effect. Earnings, if any, on investment of funds in the [Swap][Cap]Termination Payment Account shall be paid to the Servicer, as servicing compensation on any Business Day on or after which such amount is deposited in the [Swap][Cap]Termination Payment Account, and any loss resulting from such investments shall be charged to such account. The Indenture Trustee shall incur no liability for the selection of investments or for losses thereon absent its own negligence or willful misfeasance. The Indenture Trustee shall have no liability in respect of losses incurred as a result of the liquidation of any investment prior to its stated maturity date or the failure of the Servicer to provide timely written investment directions.]

(c)   Subject to Section 6.01(c), the Indenture Trustee shall not in any way be held liable by reason of any insufficiency in the Collection Account, the Reserve Account [or, the [Swap][Cap]Termination Payment Account] resulting from any loss on any Eligible Investment included therein at the direction of the Servicer, except for losses attributable to the Indenture Trustee's failure to make payments on such Eligible Investments issued by the

Indenture Trustee, in its commercial capacity as principal obligor and not as trustee, in accordance with the terms thereof.

(d)   If (i) the Servicer shall have failed to give investment directions for any funds on deposit in the Collection Account, the Reserve Account[or, the [Swap][Cap] Termination Payment Account] to the Indenture Trustee by 5:00 p.m. Eastern Time (or such other time as may be agreed by the Servicer and Indenture Trustee) on any Business Day or (ii) a Default or Event of Default shall have occurred and be continuing with respect to the Notes but the Notes shall not have been declared due and payable pursuant to Section 5.02 or (iii) if such Notes shall have been declared due and payable following an Event of Default, amounts collected or receivable from the Owner Trust Estate are being applied in accordance with Section 5.05 as if there had not been such a declaration, then the Indenture Trustee shall, to the fullest extent practicable, invest and reinvest funds in the Collection Account in an Eligible Investment specified in clauses (i), (iv) or (vi) of the definition of Eligible Investments provided in the Sale and Servicing Agreement.

(e)   Except as otherwise provided hereunder or agreed in writing among the parties hereto, the Servicer shall retain the authority to institute, participate and join in any plan of reorganization, readjustment, merger or consolidation with respect to the issuer of any securities held hereunder, and, in general, to exercise each and every other power or right with respect to each such asset or investment as individuals generally have and enjoy with respect to their own assets and investment, including power to vote upon any securities

SECTION 8.04 Release of Owner Trust Estate.

(a)   Subject to the payment of its fees and expenses pursuant to Section 6.07, the Indenture Trustee may, and when required by the provisions of this Indenture shall, execute instruments to release property from the lien of this Indenture, or convey the Indenture Trustee's interest in the same, in a manner and under circumstances that are not inconsistent with the provisions of this Indenture. No party relying upon an instrument executed by the Indenture Trustee as provided in this Article VIII shall be bound to ascertain the Indenture Trustee's authority, inquire into the satisfaction of any conditions precedent or see to the application of any moneys.

(b)   The Indenture Trustee shall, at such time as there are no Notes outstanding and all sums due the Indenture Trustee pursuant to Section 6.07 [and to the Swap Counterparty pursuant to an Interest Rate Swap Agreement] (as certified by an authorized officer of the Issuer in the officer's certificate delivered to the Trustee) have been paid, release any remaining portion of the Owner Trust Estate that secured the Notes from the lien of this Indenture and release to or to the order of the Issuer, any funds entitled thereto then on deposit in the Collection Account and the Reserve Account. The Indenture Trustee shall release property from the lien of this Indenture pursuant to this Section 8.04(b) only upon receipt of an Officer's Certificate and (if required by the TIA) Independent Certificates in accordance with TIA Sections 314(c) and 314(d)(1) meeting the applicable requirements of Section 11.01.

SECTION 8.05 Release of Receivables Upon Purchase by the Seller or the Servicer.

(a)   Upon repurchase of any Receivable by the Seller pursuant to Section 3.02 of the Sale and Servicing Agreement or any purchase of any Receivable by the Servicer pursuant to Section 4.06 or Section 9.01 of the Sale and Servicing Agreement, the Indenture Trustee, on behalf of the Noteholders [and the Swap Counterparty], shall, without further action, be deemed to release from the Lien of this Indenture such repurchased Receivable, all monies due or to become due with respect thereto and all proceeds thereof and the other property with respect to such Receivable, and all security and any documents relating thereto, and the Seller or the Servicer, as applicable, shall thereupon own each such Receivable, and all such related security and documents, free of any further obligation to the Issuer, the Indenture Trustee[, the Swap Counterparty] or the Noteholders with respect thereto.

(b)   The Indenture Trustee shall execute such documents and instruments and take such other actions as shall be reasonably requested by the Seller or the Servicer, as the case may be, to effect the release of such Receivable pursuant hereto and the assignment of such Receivable by the Issuer pursuant to Section 9.02 of the Sale and Servicing Agreement.

SECTION 8.06 Opinion of Counsel. The Indenture Trustee shall receive at least seven days notice when requested by the Issuer to take any action pursuant to Section 8.04(a) (provided that the Indenture Trustee in its discretion may waive such notice), accompanied by copies of any instruments involved, and the Indenture Trustee may also require (and shall require, to extent required by the TIA), except in connection with any action contemplated by Section 8.04(b), as a condition to such action, an Opinion of Counsel, in form and substance satisfactory to the Indenture Trustee, stating the legal effect of any such action, outlining the steps required to complete the same, and concluding that all conditions precedent to the taking of such action have been complied with and such action will not materially and adversely impair the security for the Notes [or any Interest Rate [Swap][Cap] Agreement] or the rights of the Noteholders [or the [Swap Counterparty][Cap Provider]] in contravention of the provisions of this Indenture; provided, however, that such Opinion of Counsel shall not be required to express an opinion as to the fair value of the Owner Trust Estate. Counsel rendering any such opinion may rely, without independent investigation, on the accuracy and validity of any certificate or other instrument delivered to the Indenture Trustee in connection with any such action.

ARTICLE IX
Supplemental Indentures

SECTION 9.01 Supplemental Indentures Without Consent of Noteholders.

(a)   Without the consent of the Holders of any Notes or any Certificates and with prior written notice by the Issuer to the Administrator (and the Administrator will provide notice thereof to each Rating Agency pursuant to Section 1(d) of the Administration Agreement) [and to the [Swap Counterparty][Cap Provider]], the Issuer and the Indenture Trustee, when authorized by an Issuer Order, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Indenture Trustee, for any of the following purposes:

(1)   to correct or amplify the description of any property at any time subject to the lien of this Indenture, or to better assure, convey and confirm unto the Indenture

Trustee any property subject or required to be subjected to the lien of this Indenture, or to subject to the lien of this Indenture additional property;

(2)   to evidence the succession, in compliance with the applicable provisions hereof, of another person to the Issuer, and the assumption by any such successor of the covenants of the Issuer contained herein and in the Notes;

(3)   to add to the covenants of the Issuer, for the benefit of the Holders of the Notes [and the [Swap Counterparty][Cap Provider]], or to surrender any right or power herein conferred upon the Issuer;

(4)   to convey, transfer, assign, mortgage or pledge any property to or with the Indenture Trustee;

(5)   to cure any ambiguity, to correct or supplement any provision herein or in any supplemental indenture that may be inconsistent with any other provision herein or in any supplemental indenture or to make any other provisions with respect to matters or questions arising under this Indenture or in any supplemental indenture to the extent such action shall not adversely affect the interests of the Holders of the Notes;

(6)   to evidence and provide for the acceptance of the appointment hereunder by a successor trustee with respect to the Notes and to add to or change any of the provisions of this Indenture as shall be necessary to facilitate the administration of the trusts hereunder by more than one trustee, pursuant to the requirements of Article VI; or

(7)   to modify, eliminate or add to the provisions of this Indenture to such extent as shall be necessary to effect the qualification of this Indenture under the TIA or under any similar federal statute hereafter enacted and to add to this Indenture such other provisions as may be expressly required by the TIA.

The Indenture Trustee is hereby authorized to join in the execution of any such supplemental indenture and to make any further appropriate agreements and stipulations that may be therein contained.

(b)   The Issuer and the Indenture Trustee, when authorized by an Issuer Order, without the consent of any Noteholder or any other Person [or the [Swap Counterparty][Cap Provider]], may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, this Indenture or of modifying in any manner the rights of the Holders of the Notes under this Indenture subject to the satisfaction of one of the following conditions: (i) the Issuer delivers an Officer's Certificate or Opinion of Counsel to the Indenture Trustee to the effect that such supplemental indenture will not materially and adversely affect the interests of the Noteholders; or (ii) the Rating Agency Condition is satisfied with respect to such supplemental indenture; provided, however, that in the event that any Certificates are then held by anyone other than the Administrator or any of its Affiliates, this Indenture may only be amended by the Issuer and the Indenture Trustee if, in addition, (i) the Holders of the Certificates evidencing a majority of the Certificate Balance consent to such amendment or (ii) such amendment shall not, as evidenced by an Officer's Certificate of the Administrator or an Opinion of Counsel delivered to the Owner

Trustee, materially and adversely affect the interests of the Certificateholders. It will not be necessary to obtain the consent of the Certificateholders to approve the particular form of any proposed amendment or consent, but it will be sufficient if such consent approves the substance thereof.

SECTION 9.02 <u>Supplemental Indentures with Consent of Noteholders</u>. Subject to <u>subsection (b)</u> of <u>Section 9.01</u>, the Issuer and the Indenture Trustee, when authorized by an Issuer Order, also may, with prior written notice by the Issuer to the Administrator (and the Administrator will provide notice thereof to each Rating Agency pursuant to Section 1(d) of the Administration Agreement) [and the [Swap Counterparty][Cap Provider]] and with the consent of the Holders of a majority of the Outstanding Amount of the Notes, voting as a single class by Action of such Holders delivered to the Issuer and the Indenture Trustee, enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, this Indenture or of modifying in any manner the rights of the Holders of the Notes under this Indenture; <u>provided</u>, <u>however</u>, that no such supplemental indenture entered into in accordance with this <u>Section 9.02</u> shall, without the consent of the Holder of each Outstanding Note affected thereby:

(1)   change the due date of any installment of principal of or interest on any Note, or reduce the principal amount thereof, the Interest Rate thereon or redemption price therefor, or change any place of payment where, or the coin or currency in which, any Note or the interest thereon is payable;

(2)   impair the right to institute suit for the enforcement of the provisions of this Indenture requiring the application of funds available therefor, as provided in Article V, to the payment of any such amount due on the Notes on or after the respective due dates thereof;

(3)   reduce the percentage of the Outstanding Amount of the Notes, the consent of the Holders of which is required for any such supplemental indenture, or the consent of the Holders of which is required for any waiver of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences provided for in this Indenture;

(4)   modify or alter the provisions of the proviso to the definition of the term "Outstanding";

(5)   reduce the percentage of the Outstanding Amount of the Notes required to direct the Indenture Trustee to sell or liquidate the Owner Trust Estate if the proceeds of that sale would be insufficient to pay the principal amount of and accrued but unpaid interest on the Notes pursuant to Section 5.04(d)(4);

(6)   reduce any percentage required to amend the sections of the Indenture that specify the applicable percentage of Outstanding Amount of the Notes necessary to amend the Indenture; or

(7)   permit the creation of any lien ranking prior to or on a parity with the lien of this Indenture with respect to any part of the Owner Trust Estate or, except as otherwise permitted or contemplated herein, terminate the lien of this Indenture on any property

(Nissan 20[   ]-[   ] Indenture)

at any time subject hereto or deprive the Holder of any Note of the security provided by the lien of this Indenture.

The Indenture Trustee may in its discretion determine whether or not any Notes [or the [Swap Counterparty][Cap Provider]] would be adversely affected by any supplemental indenture and any such determination shall be conclusive upon the Holders of all Notes [and the [Swap Counterparty][Cap Provider]], whether theretofore or thereafter authenticated and delivered hereunder. The Indenture Trustee shall not be liable for any such determination made in good faith.

Promptly after the execution by the Issuer and the Indenture Trustee of any supplemental indenture pursuant to this Section, the Indenture Trustee shall mail to the Holders of the Notes and to the Certificateholders [and the Swap Counterparty][Cap Provider]] to which such amendment or supplemental indenture relates a notice setting forth in general terms the substance of such supplemental indenture. Any failure of the Indenture Trustee to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture.

SECTION 9.03 Execution of Supplemental Indentures. In executing, or permitting the additional trusts created by, any supplemental indenture permitted by this Article IX or the modification thereby of the trusts created by this Indenture, the Indenture Trustee shall be entitled to receive upon request therefor, and subject to Sections 6.01 and 6.02, shall be fully protected in relying upon, an Opinion of Counsel from external counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Indenture Trustee may, but shall not be obligated to, enter into any such supplemental indenture that affects the Indenture Trustee's own rights, duties, liabilities or immunities under this Indenture or otherwise.

SECTION 9.04 Effect of Supplemental Indenture. Upon the execution of any supplemental indenture pursuant to the provisions hereof, this Indenture shall be deemed to be modified and amended in accordance therewith with respect to the Notes [and Interest [Swap][Cap] Agreement(s) affected thereby], and the respective rights, limitations of rights, obligations, duties, liabilities and immunities under this Indenture of the Indenture Trustee, the Issuer[, the [Swap Counterparty][Cap Provider]] and the Holders of the Notes shall thereafter be determined, exercised and enforced hereunder subject in all respects to such modifications and amendments, and all the terms and conditions of any such supplemental indenture shall be and be deemed to be part of the terms and conditions of this Indenture for any and all purposes.

SECTION 9.05 Conformity with Trust Indenture Act. Every amendment of this Indenture and every supplemental indenture executed pursuant to this Article IX shall conform to the requirements of the Trust Indenture Act as then in effect so long as this Indenture shall then be qualified under the Trust Indenture Act.

SECTION 9.06 Reference in Notes to Supplemental Indentures. Notes authenticated and delivered after the execution of any supplemental indenture pursuant to this Article IX may, and if required by the Indenture Trustee shall, bear a notation in form approved by the Indenture Trustee as to any matter provided for in such supplemental indenture. If the Issuer or the

Indenture Trustee shall so determine, new Notes so modified as to conform, in the opinion of the Indenture Trustee and the Issuer, to any such supplemental indenture may be prepared and executed by the Issuer and authenticated and delivered by the Indenture Trustee in exchange for Outstanding Notes.

ARTICLE X
Redemption of Notes

SECTION 10.01 <u>Optional Purchase of All Receivables</u>. If NMAC, as Servicer, shall notify the Owner Trustee and the Indenture Trustee of its intention to exercise the option granted to it in Section 9.01 of the Sale and Servicing Agreement to purchase the Collateral (other than the Reserve Account), then the Indenture Trustee shall give written notice thereof to each Noteholder[, the [Swap Counterparty][Cap Provider]], in accordance with <u>Section 10.02</u>, as soon as practicable after their receipt of notice from the Servicer. Upon deposit by the Servicer or any successor to the Servicer of the amount necessary to effect such purchase of the Collateral (other than the Reserve Account), the Indenture Trustee shall make the final distributions to the Noteholders and the other distributions as set forth in Section 5.06 of the Sale and Servicing Agreement and shall promptly transfer all of its right, title and interest in and to any amounts or investments remaining on deposit in the Accounts to the Owner Trustee (in any event excluding any portion thereof necessary to make distributions to Noteholders described in <u>Section 3.03</u>), and release from the lien of this Indenture all of the remaining Collateral in accordance with <u>Sections 8.04</u> and <u>8.05</u>. The Indenture Trustee shall execute, deliver and file all agreements, certificates, instruments or other documents necessary or reasonably requested by the Issuer in order to effect such release and the transfer to the Issuer of the Collateral.

SECTION 10.02 <u>Form of Redemption Notice</u>. Notice of redemption under <u>Section 10.01</u> shall be given by the Indenture Trustee by first-class mail, postage prepaid, mailed to each Holder of Notes as of the close of business on the Record Date of the month preceding the month of the applicable Redemption Date at such Holder's address appearing in the Note Register. In addition, the Administrator shall notify each Rating Agency upon the redemption of the Notes, pursuant to the Administration Agreement.

All notices of redemption shall state:

(a)	the Redemption Date;

(b)	the Redemption Price;

(c)	the place where the Notes to be redeemed are to be surrendered for payment of the Redemption Price (which shall be the office or agency of the Issuer to be maintained as provided in <u>Section 3.02</u>); and

(d)	that on the Redemption Date, the Redemption Price will become due and payable upon each such Note and that interest thereon shall cease to accrue from and after the Redemption Date.

Notice of redemption of the Notes shall be given by the Indenture Trustee in the name and at the expense of the Issuer. In addition, the Issuer shall notify the Owner Trustee upon

(Nissan 20[ ]-[ ] Indenture)

redemption of the Notes. Failure to give notice of redemption (or any defect therein) to any Noteholder shall not impair or affect the validity of the redemption of any other Note.

SECTION 10.03 Notes Payable on Redemption Date. The Notes to be redeemed shall, following notice of redemption as required by Section 10.02, become due and payable on the Redemption Date at the Redemption Price and (unless the Issuer shall default in the payment of the Redemption Price) no interest shall accrue on the Redemption Price for any period after the date to which accrued interest is calculated for purposes of calculating the Redemption Price.

ARTICLE XI
Miscellaneous

SECTION 11.01 Compliance Certificates and Opinions, etc.

(a) Upon any application or request by the Issuer to the Indenture Trustee to take any action under any provision of this Indenture, the Issuer shall, upon written request therefor from the Indenture Trustee, furnish to the Indenture Trustee (i) an Officer's Certificate stating that all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with, (ii) an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with, and (iii) (if required by the TIA) an Independent Certificate from a firm of certified public accountants meeting the applicable requirements of this Section, except that, in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture, no such written request from the Indenture Trustee need be furnished (and only such expressly required documents need be delivered in connection therewith).

(b) Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(1) a statement that each signatory of such certificate or opinion has read or has caused to be read such covenant or condition and the definitions herein relating thereto;

(2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3) a statement that, in the opinion of each such signatory, such signatory has made such examination or investigation as is necessary to enable such signatory to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(4) a statement as to whether, in the opinion of each such signatory, such condition or covenant has been complied with.

(c) Prior to the deposit of any Collateral or other property or securities with the Indenture Trustee that is to be made the basis for the release of any property or securities

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subject to the lien of this Indenture, the Issuer shall, in addition to any obligation imposed in Section 11.01(a) or elsewhere in this Indenture, furnish to the Indenture Trustee (if so requested by the Indenture Trustee or required by the TIA) an Officer's Certificate certifying or stating the opinion of each person signing such certificate as to the fair value (within 90 days of such deposit) to the Issuer of the Collateral or other property or securities to be so deposited.

Whenever the Issuer would be required to furnish to the Indenture Trustee an Officer's Certificate certifying or stating the opinion of any signatory thereof as to the matters described in this clause (c) if such an Officer's Certificate had been requested by the Indenture Trustee or required by the TIA, regardless of whether such an Officer's Certificate was so requested or required, the Issuer shall deliver to the Indenture Trustee an Independent Certificate as to the same matters, if the fair value to the Issuer of the securities to be so deposited and of all other such securities made the basis of any such withdrawal or release since the commencement of the then-current calendar year of the Issuer, as set forth in the certificates delivered pursuant to clause (c), is 10% or more of the Outstanding Amount of the Notes, but such a certificate need not be furnished with respect to any securities so deposited, if the fair value thereof to the Issuer as set forth in the related Officer's Certificate is less than $25,000 or less than one percent of the Outstanding Amount of the Notes.

Whenever any property or securities are to be released from the lien of this Indenture, the Issuer shall also furnish to the Indenture Trustee an Officer's Certificate certifying or stating the opinion of each person signing such certificate as to the fair value (within 90 days of such release) of the property or securities proposed to be released and stating that in the opinion of such person the proposed release will not impair the security under this Indenture in contravention of the provisions hereof.

Notwithstanding Section 2.09 or any other provision of this Section, the Issuer may, without compliance with the requirements of the other provisions of this Section, (i) collect, liquidate, sell or otherwise dispose of Receivables and Financed Vehicles as and to the extent permitted or required by the Basic Documents, and (ii) make cash payments out of the Accounts as and to the extent permitted or required by the Basic Documents.

SECTION 11.02 Form of Documents Delivered to Indenture Trustee. In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an Authorized Officer of the Issuer may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which such officer's certificate or opinion is based are erroneous. Any such certificate of an Authorized Officer or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Servicer, the Seller, the Issuer or the

Administrator, stating that the information with respect to such factual matters is in the possession of the Servicer, the Seller, the Issuer or the Administrator, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

Whenever in this Indenture, in connection with any application or certificate or report to the Indenture Trustee, it is provided that the Issuer shall deliver any document as a condition of the granting of such application, or as evidence of the Issuer's compliance with any term hereof, it is intended that the truth and accuracy, at the time of the granting of such application or at the effective date of such certificate or report (as the case may be), of the facts and opinions stated in such document shall in such case be conditions precedent to the right of the Issuer to have such application granted or to the sufficiency of such certificate or report. The foregoing shall not, however, be construed to affect the Indenture Trustee's right to rely upon the truth and accuracy of any statement or opinion contained in any such document as provided in Article VI.

SECTION 11.03 Acts of Noteholders.

(a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Noteholders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Noteholders in person or by agents duly appointed in writing; and except as herein otherwise expressly provided such action shall become effective when such instrument or instruments are delivered to the Indenture Trustee, and, where it is hereby expressly required, to the Issuer. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "Action" of the Noteholders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Section 6.01) conclusive in favor of the Indenture Trustee and the Issuer, if made in the manner provided in this Section.

(b) The fact and date of the execution by any person of any such instrument or writing may be proved in any manner that the Indenture Trustee deems sufficient.

(c) The ownership of Notes shall be proved by the Note Register.

(d) Any request, demand, authorization, direction, notice, consent, waiver or other action by the Holder of any Notes shall bind the Holder of every Note issued upon the registration thereof or in exchange therefor or in lieu thereof, in respect of anything done, omitted or suffered to be done by the Indenture Trustee or the Issuer in reliance thereon, whether or not notation of such action is made upon such Note.

SECTION 11.04 Notices to Indenture Trustee, Issuer[, the [Swap Counterparty][Cap Provider]] and Rating Agencies. Any request, demand, authorization, direction, notice, consent, waiver or Action of Noteholders or other documents provided or permitted by this Indenture shall be in writing and if such request, demand, authorization, direction, notice, consent, waiver

(Nissan 20[ ]-[ ] Indenture)

or Action of Noteholders is to be made upon, given or furnished to or filed with (a) the Issuer, to Nissan Auto Receivables 20[   ]-[   ] Owner Trust, c/o [_____], Attention: Nissan Auto Receivables 20[   ]-[   ] Owner Trust, with a copy to Nissan Motor Acceptance Corporation, One Nissan Way, Franklin, Tennessee 37067, Attention: Treasurer, or at such other address as shall be designated by written notice to the Indenture Trustee, [and] (b) the Indenture Trustee, to [_____], Attention: [_____] [and (c) the [Swap Counterparty][Cap Provider], as provided in an Interest Rate [Swap][Cap] Agreement].

Notices required to be given to the Rating Agencies hereunder shall be in writing, personally delivered or mailed by certified mail, return receipt requested, to: (i) in the case of [_], at the following address: [_], and (ii) in the case of [_], at the following address: [_], or as to each of the foregoing, at such other address as shall be designated by written notice to the other parties; provided, however, that all notices, requests, reports, consents or other communications deliverable to any Rating Agency hereunder or under any other Basic Document shall be deemed to be delivered if a copy of such notice, request, report, consent or other communication has been posted on any website maintained by or on behalf of NMAC pursuant to a commitment to any Rating Agency relating to the Notes in accordance with 17 C.F.R. 240 17g-5(a)(3).

SECTION 11.05 Notices to Noteholders; Waiver. Where this Indenture provides for notice to Noteholders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class, postage prepaid to each Noteholder affected by such event, at his address as it appears on the Note Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Noteholders is given by mail, neither the failure to mail such notice nor any defect in any notice so mailed to any particular Noteholder shall affect the sufficiency of such notice with respect to other Noteholders, and any notice that is mailed in the manner herein provided shall conclusively be presumed to have been duly given.

Where this Indenture provides for notice in any manner, such notice may be waived in writing by any Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Noteholders shall be filed with the Indenture Trustee but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such a waiver.

In case, by reason of the suspension of regular mail service as a result of a strike, work stoppage or similar activity, it shall be impractical to mail notice of any event to Noteholders when such notice is required to be given pursuant to any provision of this Indenture, then any manner of giving such notice as shall be satisfactory to the Indenture Trustee shall be deemed to be a sufficient giving of such notice.

Where this Indenture provides for notice to the Rating Agencies, failure to give such notice shall not affect any other rights or obligations created hereunder, and shall not under any circumstance constitute a Default or Event of Default.

SECTION 11.06 Alternate Payment and Notice Provisions. Notwithstanding any provision of this Indenture or any of the Notes to the contrary, the Issuer may enter into any agreement with any Holder of a Note providing for a method of payment, or notice by the

(Nissan 20[   ]-[   ] Indenture)

Indenture Trustee or any Paying Agent to such Holder, that is different from the methods provided for in this Indenture for such payments or notices. The Issuer will furnish to the Indenture Trustee a copy of each such agreement and the Indenture Trustee will cause payments to be made and notices to be given in accordance with such agreements.

SECTION 11.07 <u>Conflict with Trust Indenture Act</u>. If any provision hereof limits, qualifies or conflicts with another provision hereof that is required to be included in this Indenture by any of the provisions of the Trust Indenture Act, such required provision shall control.

The provisions of TIA Sections 310 through 317 that impose duties on any person (including the provisions automatically deemed included herein unless expressly excluded by this Indenture) are a part of and govern this Indenture, whether or not physically contained herein.

SECTION 11.08 <u>Effect of Headings and Table of Contents</u>. The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

SECTION 11.09 <u>Successors and Assigns</u>.   All covenants and agreements in this Indenture and the Notes by the Issuer shall bind its successors and assigns, whether so expressed or not. All agreements of the Indenture Trustee in this Indenture shall bind its successors, co-trustees and agents.

SECTION 11.10 <u>Severability</u>.   If any one or more of the covenants, agreements, provisions or terms of this Indenture shall be for any reason whatsoever held invalid or unenforceable in any jurisdiction, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this Indenture and shall in no way affect the validity or enforceability of the other provisions of this Indenture or of the Notes or the Certificates or the rights of the Holders thereof.

SECTION 11.11 <u>Benefits of Indenture</u>. [The [Swap Counterparty][Cap Provider] shall be a third party beneficiary to the provisions of this Indenture.] Nothing in this Indenture or in the Notes, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, the Noteholders [and the [Swap Counterparty][Cap Provider]], any other party secured hereunder and any other Person with an ownership interest in any part of the Owner Trust Estate, any benefit or any legal or equitable right, remedy or claim under this Indenture.

SECTION 11.12 <u>Governing Law</u>. **THIS INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REFERENCE TO ITS CONFLICT OF LAW PROVISIONS (OTHER THAN SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK), AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.**

(Nissan 20[ ]-[ ] Indenture)

SECTION 11.13 Counterparts. This Indenture may be executed simultaneously in any number of counterparts, each of which shall be deemed to be an original, and all of which shall constitute but one and the same instrument.

SECTION 11.14 Recording of Indenture. If this Indenture is subject to recording in any appropriate public recording offices, such recording is to be effected by the Issuer and at its expense accompanied by an Opinion of Counsel (which may be counsel to the Indenture Trustee or any other counsel reasonably acceptable to the Indenture Trustee) to the effect that such recording is necessary either for the protection of the Noteholders or any other Person secured hereunder or for the enforcement of any right or remedy granted to the Indenture Trustee under this Indenture.

SECTION 11.15 Trust Obligation. No recourse may be taken, directly or indirectly, with respect to the obligations of the Issuer, the Owner Trustee or the Indenture Trustee on the Notes or Certificates or under this Indenture or any certificate or other writing delivered in connection herewith or therewith, against (i) the Indenture Trustee or the Owner Trustee in its individual capacity, (ii) the Seller, any Certificateholder or other owner of a beneficial interest in the Issuer, (iii) NMAC or (iv) any partner, owner, beneficiary, agent, officer, director, employee or agent of the Indenture Trustee or the Owner Trustee in its individual capacity, any Certificateholder or other owner of a beneficial interest in the Issuer, the Owner Trustee or the Indenture Trustee or of any successor or assign of the Indenture Trustee or the Owner Trustee in its individual capacity, except as any such Person may have expressly agreed (it being understood that the Indenture Trustee and the Owner Trustee have no such obligations in their individual capacity) and except that any such partner, owner or beneficiary shall be fully liable, to the extent provided by applicable law, for any unpaid consideration for stock, unpaid capital contribution or failure to pay any installment or call owing to such entity. For all purposes of this Indenture, in the performance of any duties or obligations of the Issuer hereunder, the Owner Trustee shall be subject to, and entitled to the benefits of, the terms and provisions of Article VI, VII and VIII of the Trust Agreement.

SECTION 11.16 No Petition. The Indenture Trustee, by entering into this Indenture, and each Noteholder, by accepting a Note, [and the [Swap Counterparty][Cap Provider] by entering into the Interest Rate [Swap][Cap] Agreement(s),] hereby covenant and agree that they shall not, prior to the date which is one year and one day after the payment in full of all obligations of each Bankruptcy Remote Party in respect of all securities issued by any Bankruptcy Remote Party, acquiesce, petition or otherwise invoke or cause such Bankruptcy Remote Party to invoke the process of any court or government authority for the purpose of commencing or sustaining a case against such Bankruptcy Remote Party under any federal or state bankruptcy, insolvency or similar law, or appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of such Bankruptcy Remote Party or any substantial part of its property, or ordering the winding up or liquidation of the affairs of such Bankruptcy Remote Party.

SECTION 11.17 Inspection. The Issuer agrees that, on reasonable prior notice, it will permit any representative of the Indenture Trustee, during the Issuer's normal business hours, to examine all the books of account, records, reports and other papers of the Issuer, to make copies and extracts therefrom, to cause (at the expense of the requesting party) such books to be audited by Independent certified public accountants, and to discuss the Issuer's affairs, finances and

(Nissan 20[ ]-[ ] Indenture)

accounts with the Issuer's officers, employees, and Independent certified public accountants, all at such reasonable times and as often as may be reasonably requested. The Indenture Trustee shall and shall cause its representatives to hold in confidence all such information except to the extent disclosure may be required by law (and all reasonable applications for confidential treatment are unavailing) and except to the extent that the Indenture Trustee may reasonably determine that such disclosure is consistent with its obligations hereunder.

SECTION 11.18 [Limitation of Rights. All of the rights of the [Swap Counterparty][Cap Provider] in, to and under this Indenture or any other Basic Document (including, but not limited to, all of the [Swap Counterparty's][Cap Provider's] rights as a third-party beneficiary of this Indenture and all of the [Swap Counterparty's][Cap Provider's] rights to receive notice of any action hereunder or under any other Basic Document and to give or withhold consent to any action hereunder or under any other Basic Document) shall terminate upon the termination of the Interest Rate [Swap][Cap] Agreement(s) in accordance with the terms thereof and the payment in full of all amounts owing to the [Swap Counterparty][Cap Provider] under the Interest Rate [Swap][Cap] Agreement(s).]

[The remainder of this page intentionally left blank]

(Nissan 20[ ]-[ ] Indenture)

IN WITNESS WHEREOF, the Issuer and the Indenture Trustee have caused this Indenture to be duly executed by their respective officers, thereunto duly authorized and duly attested, all as of the day and year first above written.

NISSAN AUTO RECEIVABLES 20[   ]-[ ] OWNER TRUST

By: [_____], not in its individual capacity but
solely as Owner Trustee

By:_____
Name:
Title:

[_____], not in its individual capacity but
solely as Indenture Trustee

By:_____
Name:
Title:

STATE OF DELAWARE   )
) ss
COUNTY OF NEW CASTLE   )

Sworn to and subscribed before me this _____ day of _____, by
_____.

_____
    Notary Public

Name: _____
My Commission Expires: _____

Notary Seal

(Nissan 20[ ]-[ ] Indenture)

STATE OF NEW YORK   )
) ss
COUNTY OF _____   )

Sworn to and subscribed before me this _____ day of _____, by
_____.

_____
   Notary Public

Name: _____
My Commission Expires: _____

Notary Seal

EXHIBIT A

FORM OF CLASS [A-1] [A-2a] [A-2b] [A-3] [A-4] NOTE

UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF [THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC")], TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF [CEDE & CO.] OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF [DTC] (AND ANY PAYMENT IS MADE TO [CEDE & CO.] OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF [DTC]), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, [CEDE & CO.], HAS AN INTEREST HEREIN.

THE PRINCIPAL OF THIS NOTE IS PAYABLE IN INSTALLMENTS AS SET FORTH HEREIN. ACCORDINGLY, THE OUTSTANDING PRINCIPAL AMOUNT OF THIS NOTE AT ANY TIME MAY BE LESS THAN THE AMOUNT SHOWN ON THE FACE HEREOF.

THIS NOTE IS NOT AN OBLIGATION OF, AND WILL NOT BE INSURED OR GUARANTEED BY, ANY GOVERNMENTAL AGENCY OR NISSAN AUTO RECEIVABLES CORPORATION II, NISSAN MOTOR ACCEPTANCE CORPORATION, NISSAN NORTH AMERICA, INC., NISSAN MOTOR CO., LTD., ANY TRUSTEE OR ANY OF THEIR AFFILIATES. THE PRINCIPAL AND INTEREST ON THIS NOTE IS PAYABLE SOLELY FROM PAYMENTS ON THE RECEIVABLES AND AMOUNTS ON DEPOSIT IN THE RESERVE ACCOUNT.

EACH PURCHASER AND TRANSFEREE OF THIS NOTE (OR ANY INTEREST HEREIN) WILL BE DEEMED TO REPRESENT, WARRANT AND COVENANT THAT EITHER (I) IT IS NOT, AND IS NOT ACQUIRING OR HOLDING THE NOTE (OR ANY INTEREST HEREIN) FOR, ON BEHALF OF OR WITH THE ASSETS OF AN "EMPLOYEE BENEFIT PLAN" AS DEFINED IN SECTION 3(3) OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), WHICH IS SUBJECT TO TITLE I OF ERISA, A "PLAN" DESCRIBED IN AND SUBJECT TO SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE") OR ANY ENTITY WHOSE UNDERLYING ASSETS INCLUDE "PLAN ASSETS" BY REASON OF AN EMPLOYEE BENEFIT PLAN'S OR A PLAN'S INVESTMENT IN THE ENTITY, OR ANY OTHER EMPLOYEE BENEFIT PLAN OR ARRANGEMENT, THAT IS SUBJECT TO A LAW THAT IS SIMILAR TO THE FIDUCIARY RESPONSIBILITY OR PROHIBITED TRANSACTION PROVISIONS OF ERISA OR SECTION 4975 OF THE CODE ("SIMILAR LAW") (EACH, A "BENEFIT PLAN") OR (II) THE ACQUISITION, HOLDING AND DISPOSITION OF THE NOTE (OR ANY INTEREST HEREIN) DOES NOT AND WILL NOT GIVE RISE TO A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA, SECTION 4975 OF THE CODE OR ANY SIMILAR LAW. EACH PURCHASER AND TRANSFEREE ACKNOWLEDGES AND AGREES THAT THE NOTES

ARE NOT ELIGIBLE FOR PURCHASE BY BENEFIT PLANS AT ANY TIME THAT THE RATINGS ON THE NOTES ARE BELOW INVESTMENT GRADE.

NISSAN AUTO RECEIVABLES 20[   ]-[ ] OWNER TRUST
[LIBOR +] [_____]% ASSET BACKED NOTES,
CLASS [A-1] [A-2a] [A-2b] [A-3] [A-4]

No. R-____	$_____ CUSIP NO._____ ISIN No. _____

Nissan Auto Receivables 20[   ]-[ ] Owner Trust, a statutory trust organized and existing under the laws of the State of Delaware (herein referred to as the "Issuer"), for value received, hereby promises to pay to _____, or registered assigns, the principal sum of _____ DOLLARS ($_____) payable on each Distribution Date in an aggregate amount, if any, payable from the Collection Account in respect of the principal on the Class [A-1] [A-2a] [A-2b] [A-3] [A-4] Notes pursuant to Section 3.01 of the Indenture dated as of [_____] (the "Indenture"), between the Issuer and [_____], as Indenture Trustee (the "Indenture Trustee") and Sections 5.06(a), (b) and (c) of the Sale and Servicing Agreement dated as of [_____] (the "Sale and Servicing Agreement"), among the Issuer, NARC II, as Seller, and NMAC, as Servicer (which amounts shall be limited to the portion of Available Amounts specified in such sections); provided, however, that the entire unpaid principal amount of this Note shall be due and payable on the Distribution Date occurring on _____ (the "Class [A-1] [A-2a] [A-2b] [A-3] [A-4] Final Scheduled Distribution Date"). Capitalized terms used but not defined herein have the meanings ascribed thereto in the Indenture and the Sale and Servicing Agreement, as the case may be.

The Issuer will pay interest on this Note at the rate per annum shown above on each Distribution Date until the principal of this Note is paid or made available for payment, on the principal amount of this Note outstanding on the preceding Distribution Date (after giving effect to all payments of principal made on the preceding Distribution Date), subject to certain limitations contained in Section 3.01 of the Indenture. Interest on this Note will accrue for each Distribution Date, (for the Class A-1 Notes[, Class A-[__] Notes]) during the period from (and including) the Distribution Date during the calendar month preceding such Distribution Date (or in the case of the first Distribution Date, or if no interest has yet been paid, from (and including) the Closing Date) to (but excluding) such Distribution Date (for the Class A-2 Notes, Class A-3 Notes and Class A-4 Notes) during the period from (and including) the 15th day of the preceding calendar month (or in the case of the first Distribution Date, or if no interest has yet been paid, from (and including) the Closing Date) to (but excluding) the 15th day of the month in which such Distribution Date occurs]. Interest will be computed on the basis specified in the Indenture for each Interest Period. Such principal of and interest on this Note shall be paid in the manner specified on the reverse hereof.

The principal of and interest on this Note are payable in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. All payments made by the Issuer with respect to this Note shall be applied first to interest due and payable on this Note as provided above and then to the unpaid principal of this Note.

Reference is made to the further provisions of this Note set forth on the reverse hereof, which shall have the same effect as though fully set forth on the face of this Note.

Unless the certificate of authentication hereon has been executed by the Indenture Trustee whose name appears below by manual signature, this Note shall not be entitled to any benefit under the Indenture referred to on the reverse hereof or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Issuer has caused this instrument to be signed, manually or in facsimile, by its Authorized Officer, as of the date set forth below.

Date: _____


NISSAN AUTO RECEIVABLES 20[ ]-[ ] OWNER TRUST

By: [_____], not in its individual capacity but solely as Owner Trustee under the Trust Agreement

By: _____
   Name:
   Title:


TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This is one of the Notes designated above and referred to in the within-mentioned Indenture.

Date: _____

[_____], not in its individual capacity but solely as Indenture Trustee

By: _____
    Name:
    Title:

REVERSE OF NOTE

This Note is one of a duly authorized issue of Notes of the Issuer, designated as [_____]% Asset Backed Notes, Class [A-1] [A-2a] [A-2b] [A-3] [A-4] (herein called the "Class [A-1] [A-2a] [A-2b] [A-3] [A-4] Notes"), all issued under the Indenture, to which Indentures and all indentures supplemental thereto reference is hereby made for a statement of the respective rights and obligations thereunder of the Issuer, the Indenture Trustee and the Holders of the Notes. The Class [A-1] [A-2a] [A-2b] [A-3] [A-4] Notes are subject to all terms of the Indenture.

The Class A-1 Notes, the Class A-2 Notes, the Class A-3 Notes and the Class A-4 Notes, (collectively, the "Notes") are and, except as otherwise provided in the Indenture and the Sale and Servicing Agreement, will be equally and ratably secured by the collateral pledged as security therefor as provided in the Indenture.

Principal of the Class [A-1] [A-2a] [A-2b] [A-3] [A-4] Notes will be payable on each Distribution Date in an amount described in the Indenture. "Distribution Date" means the fifteenth day of each month, or, if any such date is not a Business Day, the next succeeding Business Day, commencing [_____].

Notwithstanding the foregoing, the entire unpaid principal amount of the Notes shall be due and payable on the date on which an Event of Default shall have occurred and be continuing and the Indenture Trustee or the Holders of a majority of the Outstanding Amount of the Notes, voting as a single class, have declared the Notes to be immediately due and payable in the manner provided in Section 5.02 of the Indenture or following the exercise by the Servicer of its option to purchase the Receivables pursuant to Section 9.01 of the Sale and Servicing Agreement and Section 10.01 of the Indenture. In case of an unrescinded acceleration upon an Event of Default, all payments of interest and principal will be made to the Noteholders, as set forth in Section 5.06(c) of the Sale and Servicing Agreement. In case of the optional purchase of the Receivables, all interest and all principal payments on the Class [A-1] [A-2a] [A-2b] [A-3] [A-4] Notes shall be made pro rata to the Class [A-1] [A-2a] [A-2b] [A-3] [A-4] Noteholders entitled thereto.

Payments of interest on this Note due and payable on each Distribution Date, together with the installment of principal, if any, to the extent not in full payment of this Note, shall be paid to the Person in whose name of such Note (or one or more Predecessor Notes) is registered on the Record Date by wire transfer in immediately available funds to the account designated by such nominee, except for the final installment of principal payable with respect to such Note on a Distribution Date or on the applicable Final Scheduled Distribution Date, which shall be payable as provided below. Any reduction in the principal amount of this Note (or any one or more Predecessor Notes) effected by any payments made on any Distribution Date shall be binding upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof, whether or not noted hereon. If funds are expected to be available, as provided in the Indenture, for payment in full of the then remaining unpaid principal amount of this Note on a Distribution Date, then the Indenture Trustee, in the name of and on behalf of the Issuer, will notify the Person who was the Registered Holder hereof as of the Record Date preceding such Distribution Date by notice mailed or transmitted by facsimile prior to such Distribution Date, and the amount then due and payable shall be payable only upon presentation and surrender of this Note at the Indenture Trustee's principal Corporate Trust Office or at the office of the Indenture Trustee's agent appointed for such purposes located in [_____].

The Issuer shall pay interest on overdue installments of interest at the Class [A-1] [A-2a] [A-2b] [A-3] [A-4] Interest Rate to the extent lawful.

As provided in the Indenture and subject to certain limitations set forth therein, the transfer of this Note may be registered on the Note Register upon surrender of this Note for registration of transfer at the office or agency designated by the Issuer pursuant to the Indenture, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Indenture Trustee as set forth in Section 2.04 of the Indenture, and thereupon one or more new Notes of authorized denominations and in the same aggregate principal amount will be issued to the designated transferee or transferees. No service charge will be charged for any registration of transfer or exchange of this Note, but the transferor may be required to pay a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any such registration of transfer or exchange.

Each Noteholder or Note Owner, by acceptance of a Note or, in the case of a Note Owner, a beneficial interest in a Note, covenants and agrees that no recourse may be taken, directly or indirectly, with respect to the obligations of the Issuer, the Owner Trustee or the Indenture Trustee on the Notes or under the Indenture or any certificate or other writing delivered in connection therewith, against (i) the Indenture Trustee or the Owner Trustee in its individual capacity, (ii) the Seller or any owner of a beneficial interest in the Issuer, (iii) NMAC or (iv) any partner, owner, beneficiary, agent, officer, director or employee of the Indenture Trustee or the Owner Trustee in its individual capacity, any holder of a beneficial interest in the Issuer, the Owner Trustee or the Indenture Trustee or of any successor or assign of the Indenture Trustee or the Owner Trustee in its individual capacity, except as any such Person may have expressly agreed (it being understood that the Indenture Trustee and the Owner Trustee have no such obligations in their individual capacity) and except that any such partner, owner or beneficiary shall be fully liable, to the extent provided by applicable law, for any unpaid consideration for stock, unpaid capital contribution or failure to pay any installment or call owing to such entity.

The Holder of this Note by its acceptance hereof agrees that, except as expressly provided in the Basic Documents, in the case of an Event of Default under the Indenture, the Holder shall have no claim against any of the foregoing for any deficiency, loss or claim therefrom; provided, however, that nothing contained herein shall be taken to prevent recourse to, and enforcement against, the assets of the Issuer for any and all liabilities, obligations and undertakings contained in the Indenture or in this Note.

Each Noteholder or Note Owner, by acceptance of a Note or, in the case of a Note Owner, a beneficial interest in a Note, covenants and agrees by accepting the benefits of the Indenture that such Noteholder or Note Owner will not at any time file, join in the filing of, or cooperate with or encourage others to file against a Bankruptcy Remote Party , any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings under any United States federal or state bankruptcy or similar law in connection with any obligations relating to the Notes, the Indenture or the Basic Documents.

The Issuer has entered into the Indenture and this Note is issued with the intention that, for federal, state and local income, single business and franchise tax purposes, the Notes will qualify as indebtedness of the Issuer secured by the Owner Trust Estate. Each Noteholder, by acceptance of a Note (and each Note Owner by acceptance of a beneficial interest in a Note), agrees to treat the Notes for federal, state and local income, single business and franchise tax purposes as indebtedness of the Issuer.

Prior to the due presentment for registration of transfer of this Note, the Issuer, the Indenture Trustee and any agent of the Issuer or the Indenture Trustee may treat the Person in whose name this Note (as of the day of determination or as of such other date as may be specified in the Indenture) is registered as the owner hereof for all purposes, whether or not this Note be overdue, and none of the Issuer, the Indenture Trustee or any such agent shall be affected by notice to the contrary.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Issuer and the rights of the Holders of the Notes under the Indenture at any time by the Issuer and the Indenture Trustee, when authorized by an Issuer Order, with prior notice to the Rating Agencies and with the consent of the Holders of a majority of the Outstanding Amount of the Notes, voting as a single class. Section 5.12 of the Indenture also contains provisions permitting the Holders of a majority of the Outstanding Amount of the Notes, voting as a single class, on behalf of the Holders of all the Notes, to waive compliance by the Issuer with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Note (or any one or more Predecessor Notes) shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof whether or not notation of such consent or waiver is made upon this Note. The Indenture also permits the Indenture Trustee to amend or waive certain terms and conditions set forth in the Indenture without the consent of Holders of the Notes issued thereunder.

The term "Issuer" as used in this Note includes any successor to the Issuer under the Indenture.

The Issuer is permitted by the Indenture, under certain circumstances, to merge or consolidate, subject to the rights of the Indenture Trustee and the Holders of Notes under the Indenture.

The Notes are issuable only in registered form in denominations as provided in the Indenture, subject to certain limitations therein set forth.

This Note and the Indenture shall be construed in accordance with the laws of the State of New York, without reference to its conflict of law provisions (other than Section 5-1401 of the General Obligations Law of the State of New York), and the obligations, rights and remedies of the parties hereunder and thereunder shall be determined in accordance with such laws.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Issuer to pay the principal of and interest on this Note at the times, place and rate, and in the coin or currency herein prescribed.

ASSIGNMENT

Social Security or taxpayer I.D. or other identifying number of assignee: _____

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto:

_____
(name and address of assignee)

the within Note and all rights thereunder, and hereby irrevocably constitutes and appoints _____,
attorney, to transfer said Note on the books kept for registration thereof, with full power of
substitution in the premises.

Dated:_____ */

Signature Guaranteed:

_____ */

*/ NOTICE: The signature to this assignment must correspond with the name of the
registered owner as it appears on the face of the within Note in every particular, without
alteration, enlargement or any change whatever. Such signature must be guaranteed by an
"eligible guarantor institution" meeting the requirements of the Note Registrar, which
requirements include membership or participation in STAMP or such other "signature guarantee
program" as may be determined by the Note Registrar in addition to, or in substitution for,
STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Exhibit B

ASSET REPURCHASE DEMAND ACTIVITY REPORT

Reporting Period:

X Check here if nothing to report.

Transaction	Loan No.	Activity During Period		
		Date of Reputed Demand	Party Making Reputed Demand	Date of Withdrawal of Reputed Demand
NAROT 20[_]=[_]				

(Nissan 20[   ]-[ ] Indenture)

713595492 14466653